



MICRO FOCUS





Bridging now and next

Annual Report and Accounts 2019







REVENUE
$M

Year	Revenue
2019	**3,348.4**
2018	3,684.3
2017	1,380.7
2016	1,245.0
2015	834.5

DILUTED ADJUSTED EARNINGS PER SHARE[1]
CENTS

Year	Diluted adjusted EPS
2019	**195.9**
2018	187.5
2017	175.7
2016	146.7
2015	129.4

ADJUSTED EBITDA[1]
$M

Year	Adjusted EBITDA
2019	**1,362.5**
2018	1,413.6
2017	640.8
2016	532.5
2015	348.3

DILUTED EARNINGS PER SHARE
CENTS

Year	Diluted EPS
2019	**(4.9)**
2018	138.9
2017	66.5
2016	71.6
2015	56.7

PROFIT BEFORE TAX
$M

Year	Profit before tax
2019	**(34.1)**
2018	(78.5)
2017	195.4
2016	195.4
2015	91.4

TOTAL DIVIDEND PER SHARE
CENTS

Year	Total dividend per share
2019	**116.7**
2018	100.8
2017	88.1
2016	66.7
2015	48.4

CASH GENERATED FROM OPERATIONS[2]
$M

Year	Cash generated from operations
2019	**1,056.3**
2018	1,151.6
2017	564.8
2016	456.1
2015	288.7

9 of the top 10 investment services companies worldwide are Micro Focus customers

Note: All FY18 measures are for the 12 months ended 31 October 2018.
Note: FY19 and FY18 are for continuing operations only unless otherwise stated.
1. Adjusted EBITDA and Diluted Adjusted Earnings per Share are defined in the "Alternative Performance Measures" of these financial statements.
2. FY19 and FY18 included discontinued operations.

OUR PURPOSE

At Micro Focus, we help organisations run and transform their businesses. Driven by customer-centric innovation, our software provides the critical tools needed to build, operate, secure, and analyse the enterprise. By design, these tools bridge the gap between existing and emerging technologies – which means enterprises can innovate faster, with less risk, in the race to digital transformation.

Our commitment to customers and partners is to be agile and efficient, to be easy to do business with, to deliver technology that is current and relevant and to have a stable, skilled and diverse workforce. Our goal is to deliver consistently high levels of shareholder returns over the long term by delivering for our customers and enhancing opportunities for our employees.

CONTENTS

WHO WE ARE

Micro Focus is one of the world's largest enterprise software providers. We help customers digitally transform their organisation and achieve growth, profitability and customer-satisfaction objectives, while also maintaining the ability to optimise their underlying business processes and overall business spend. We are at the heart of billions of transactions around the globe, and serve a central role in thousands of business-critical functions like testing, process automation, storage, infrastructure optimisation, security, compliance and more. Backed by a deep analytics ecosystem, Micro Focus combines a wide range of trusted and proven products and solutions with customer-centric innovation to deliver the speed, agility, security and insights necessary to succeed in today's rapidly evolving marketplace.

10 of the top 10 pharmaceutical companies worldwide are Micro Focus customers

MICRO FOCUS BY THE NUMBERS

ANNUAL REVENUE
$3.3BN

ENTERPRISE-GRADE PRODUCTS
300+

NUMBER OF THE FORTUNE 100 AS CUSTOMERS
98

CUSTOMERS WORLDWIDE
40,000

GLOBAL PARTNERS
6,500

EMPLOYEES IN 49 COUNTRIES
12,000

PRODUCT RELEASES IN FY19
500+

YEARS IN BUSINESS
40+

WHAT WE DO

We help businesses bridge now and next by delivering solutions that support the four core pillars of digital transformation:

What customers need	How we support them
SPEED	**Enterprise DevOps** Deliver at high speed with low risk
AGILITY	**Hybrid IT Management** Simplify your IT transformation
SECURITY	**Security, Risk & Governance** Secure what matters most
INSIGHTS	**Predictive Analytics** Analyse in time to act

OUR VERTICAL EXPERTISE

With a global footprint and a customer base of 40,000, Micro Focus has an established track record in virtually all key industries worldwide. We are trusted and proven in these segments because we understand the unique challenges and requirements within them. Our expertise includes a deep understanding of industry-specific regulations, such as SEC, Dodd-Frank, MiFID, FISMA (financial services), HIPPA and FDA (healthcare), GDPR (global data privacy regulations) and their associated international counterparts. Micro Focus' vertical expertise is a key enabler in helping customers digitally transform the right way – ensuring they do so in a manner that is in context for their industry and allowing them to innovate while minimising risk, which ultimately ensures they transform while also running their key business functions.

OUR BROAD AND DIVERSIFIED CUSTOMER BASE

FOUR DIGITAL TRANSFORMATION CASE STUDIES

SPEED

Micro Focus ensures one of Europe's leading direct-to-consumer media and entertainment companies can meet growing demands by providing a flexible and scalable performance testing platform.

CUSTOMER:
Sky

OVERVIEW:

The adoption of agile development, as part of the company's digital transformation programme, required the company to modernise their testing – not only moving to a continuous test environment, but also to leverage container-based technology within a framework of scalable DevOps.

"With Micro Focus, we can run tests much faster than before, and we have introduced a change-driven approach, where we test what we need, reducing engineering time. We arrive in the morning to comprehensive test reports and can quickly determine the success of our testing efforts."

Colin Griffiths
Performance Engineering Manager



AGILITY

Micro Focus delivers production-ready, public and private cloud infrastructure and IT services for one of the world's largest airports.

CUSTOMER:
Istanbul Grand Airport

OVERVIEW:

Simplifying infrastructure complexity – through provisioning, process automation and standardisation – reduces IT administration and streamlines service delivery for the airport, while delivering on the promise of Hybrid IT.

"We analysed the time it took to provision servers without automation support, and calculated that Hybrid Cloud Management accelerates our delivery by 12 times. In addition, the full Micro Focus suite has increased our IT administrator's productivity by 80%."

Burak Çetinkaya
Datacentre & Network Manager



SECURITY

Micro Focus enables government agencies to protect, govern, and facilitate access to, electronic records ensuring citizen data is safe and secure.

CUSTOMER:
US Department of Energy – Office of Legacy Management

OVERVIEW:

Securely managing millions of electronic records for epidemiological reasons, environmental monitoring and pension administration – many of which have retention periods of 75+ years – helps fulfil the Department of Energy's post-closure responsibilities and ensure the future protection of human health and the environment.

"Content Manager allows staff to respond to Department of Labor inquiries in a secure and timelier manner, helping to reduce the claim response time for those who may be suffering."



INSIGHTS

Micro Focus powers digital agriculture platform to drive sustainable and innovative farming.

CUSTOMER:
The Climate Corporation

OVERVIEW:

A wide range of data sources – including 120 million acres of geospatial and satellite imagery, combined with individual farm acre production data – are integrated and analysed in Vertica to optimise farming resources and maximise yield leading to greater efficiency and decision making.

"Vertica enables the deep analytics that our product teams use to ensure the best product is being delivered to create the most value for the farmer. Its scalable machine learning and data visualisation is critical in building a data driven culture. We can see many opportunities to expand our predictive analytics and leverage Vertica's machine learning and geospatial capabilities further."

Dan McCaffrey
VP of Data and Analytics

OUR UNIQUE PERSPECTIVE

Digital transformation initiatives often have a common thread. While organisations recognise that they must evolve their market offerings and supporting IT practices to stay competitive, they also know that the core business systems and processes they have developed over time are the lifeblood of the organisation. Instead of adopting a rip-and-replace strategy – which often introduces unacceptable risk, cost, and time-to-market concerns – Micro Focus encourages customers to leverage software that allows them to bridge existing and emerging technologies. By providing technology that is current and relevant and a choice in deployment and an open architecture that supports integration, Micro Focus helps customers to both run and transform their business and often deliver business outcomes faster with less risk.



KEVIN LOOSEMORE
Executive Chairman
3 February 2020

The business has embarked on a wide-ranging Strategic & Operational Review which has re-affirmed our belief in the core Micro Focus strategy and highlighted areas where we need to adapt in order to succeed in an evolving market.

Looking back at the financial year

This has been a disappointing year. Whilst a significant number of things have been achieved in the year the end result is not in line with our expectations. The integration of the HPE Software Business has proved more challenging than we anticipated resulting in delayed financial performance.

Whilst we continue to make progress, this has not been at the pace we hoped, with major IT system reimplementation compounding poor sales execution and productivity.

As a result, on 29 August 2019, the board of directors announced a wide-ranging Strategic & Operational Review utilising the expertise of independent third parties to work with the Micro Focus management team in the most extensive review of our business since 2011. This Strategic & Operational Review has reaffirmed our belief that there is a large section of the enterprise software market that is consolidating and that there are value creation opportunities for scale players with operational efficiency and disciplined capital allocation. Notwithstanding our current challenges in execution, we believe that Micro Focus remains well positioned to participate in this opportunity.

The review also highlighted some areas where we now need to transform the way we do things in order to better align to the evolving needs of our customers and partners. The work on the Strategic & Operational Review is well progressed and a full update on the review and the changes we intend to make are set out in Stephen's Chief Executive's Strategic review.

During the year we completed the separation and sale of the SUSE business demonstrating the value of our approach to portfolio management. Through effective investment and management of the SUSE asset, from being 20% of total revenues of the Attachmate Group when acquired by Micro Focus in November 2014 for $2.3bn, we achieved a total cash consideration of $2.5bn for the SUSE asset alone just four years later, at an accounting profit on disposal before tax of $1.8bn.

Over a number of years, we have played a lead role in consolidating a fragmented enterprise software market. We continue to believe consolidation will play a key part in the shareholder value creation and announcements of other significant M&A in our market confirm that this consolidation is active and relevant.

Capital allocation and debt position

The medium-term leverage target for the Group remains 2.7 times net debt to Adjusted EBITDA. The cash generation qualities of the business mean we have successfully increased leverage above this target in order to complete inorganic investment before returning to 2.7x after each transaction. The delays in our integration, weak licence sales and, in particular, the level of cash exceptional charges means that returning to this level has taken longer than planned and is currently at 3.2x.

The board will keep the appropriate level of debt under review and Micro Focus will be consistent in its policy of not holding surplus cash on the balance sheet.

The board and people

The board and I have decided that now is the right time for me to leave Micro Focus and hand over to a new Chairman. As such, Greg Lock will become non-executive Chairman effective 14 February 2020. At that time, I will step down from the board but remain available to support the business over the next six months.

Darren Roos and Silke Scheiber have also stepped down as non-executive directors in September 2019 and February 2020 respectively. Both individuals joined the board as directors nominated by HPE as part of the HPE Software transaction. Following the annual general meeting in March 2019, the period for HPE to nominate directors expired and both have stepped down to focus on other commitments. The board would like to thank Darren and Silke for their commitment and contributions over the past two and a half years and wish them well.

Richard Atkins, Amanda Brown, Lawton Fitt and Karen Slatford provide continuity and long-term experience of the Micro Focus business and strategy.

Micro Focus also has over 12,000 motivated and determined people and I would like to thank all colleagues and the board for their dedication during the year.

Dividend

During the period, we have paid an interim dividend of 58.33 cents and proposed a final dividend of 58.33 cents, taking total dividend per share to 116.66 cents for the 12-month period. The dividend policy remains unchanged at two times covered by the adjusted earnings of the Company.

The dividend will be paid in Pound Sterling equivalent to 44.53 pence per share, based on an exchange rate of £1 = $1.31, the rate applicable on 3 February 2020, the date on which the board resolved to propose the dividend. Subject to approval by shareholders, the dividend will be paid on 7 May 2020 to shareholders on the register at 14 April 2020.

Looking forward

As we look to the current financial year, Micro Focus will continue to focus on delivering sustainable customer value and shareholder returns over the long-term and delivering on the outcome of the Strategic & Operational Review. We are cognisant that this is a multi-year process and continued focus on improving execution will deliver a positive outcome for shareholders, customers, partners and colleagues.

Kevin Loosemore
Executive Chairman
3 February 2020



STEPHEN MURDOCH
Chief Executive
3 February 2020

This has been a challenging year for Micro Focus and our overall financial performance fell short of expectations. As a result, we conducted a Strategic & Operational Review to identify the additional actions or changes required to deliver on the significant potential within the business.

Performance in the Period
This has been a challenging year for Micro Focus and our overall financial performance in the 12 months ending 31 October 2019 fell short of our expectations. For the 12 months ended 31 October 2019 the Group reported revenues of $3,348.4m (18 months ended 31 October 2018: $4,754.4m). This represents a 7.3% decline on the 12 months ended 31 October 2018 on a constant currency basis, in line with revised management guidance issued as part of the trading update in August 2019 of minus 6% to minus 8%. The Group generated a statutory operating profit of $221.7m for the 12 months ended 31 October 2019 (18 months ended 31 October 2019: $376.8m).

Adjusted EBITDA for the Group was $1,362.5m for the 12 months ended 31 October 2019, representing a decline of 2.6% on a constant currency basis. Whilst further progress on cost optimisation was made across the business this was not sufficient to fully offset the miss on revenue. This performance translates to a 40.7% Adjusted EBITDA margin (12 months ending 31 October 2018: 38.7%).

The divestiture of our SUSE business for $2.5bn completed in the period and the operational work required to enable the separation of this division was completed to time and budget. This, when combined with our other share buy-back activities resulted in total cash returns to shareholders of $2.3bn or equivalent to $5.36 per share (based on the share count as at the day before the announcement of the transaction).

The revenue performance in the period was impacted by a combination of volatile macroeconomic conditions and changing buying behaviour leading to the delay of customer investment decisions, and inconsistent execution, which was further impacted by the greater than expected complexities arising from the integration of the Hewlett Packard Enterprise (HPE) Software business acquisition.

As a result, we issued a trading update on 29 August 2019, revising downwards the range for expected full year revenues and announcing the decision to initiate a comprehensive Strategic & Operational Review of our business.

Strategic & Operational Review: Approach
We have undertaken the most comprehensive review of the business since 2011. A leading global investment bank and other specialist advisors supported the work undertaken.

The review covered:

- Evaluation of the full range of the strategic alternatives for value creation; and
- An assessment of where we stand now in our efforts to fully integrate the HPE Software business and the overall execution capability within the Company and the improvements required to accelerate progress.

In order to enable better clarity and provide the necessary context, a summary of the key issues, the progress made within this reporting period and the outcome of the review is set out below.

Assessment of key issues and progress to date
The key issues that have emerged related to overall execution, market changes and the integration of the HPE Software business acquisition. All of these issues are understood in detail, progress has been made and there is clear visibility of what remains to be done in the near term. This is set out below.

1. Operational systems and business processes
The HPE Software business acquisition presented the typical challenges associated with making a large and complex acquisition and significant additional complexities relating specifically to this being a carve-out of a division from a much larger parent.

To enable this "carve out", HPE designed and initiated the build of new IT systems, new business processes and identified the key functions and people required to support a standalone organisation. The adoption of these purpose built systems and business processes across the enlarged group was one of the key benefits expected from the acquisition.

In reality, the systems were proven to be not fit for purpose, the business processes were overly complex, and the organisational design was highly fragmented. This has continued to have a material impact to core business operations, execution levels and overall productivity.

We have deployed significant resources to stabilise these systems and in parallel execute a comprehensive programme of work to address the more structural changes required. The objective of these changes is to deliver a single set of business applications and infrastructure built on simplified or completely redesigned business processes which are anticipated to drive operational improvements and efficiencies.

Notable progress includes:

- The design, build and deployment of a fully standalone IT hardware infrastructure was completed on time and budget. This significant and critical undertaking allowed us to migrate from the shared environment with HPE;
- Organisational consolidation in each of the Finance and HR functions has advanced and will consolidate operations from more than 60 locations into five global and regional Centres of Excellence to enable effective scale, lower costs and efficiency; and
- Rationalisation of our legal entity structure and standardisation of company policies and processes. When complete we expect to significantly simplify the group structure which will bring significant improvements in efficiency and cost.

The remaining major work item is the completion of the project to build the single business application architecture. When complete this work is expected to deliver the platform for materially improved execution through more streamlined business operations and effective scale to drive operational and cost efficiencies creating a platform for future growth.

2. Go-To-Market organisation
Through multiple acquisitions, the business has inherited a mix of regional and product orientated Go-To-Market models. These differences have led to inconsistent approaches to customer engagement and the associated deployment of resources and when combined with the systems issues outlined above impacted overall levels of execution and predictability of performance. This led to reduced productivity and elevated levels of staff attrition.

Progress has been made in stabilising staff attrition and hiring levels have increased to drive towards stable sales headcount. The process of onboarding new people has been improved and investments made in better enablement and training to reduce the time it takes to get new sales teams fully productive. Investments have also been made in delivering tactical improvements to systems and reporting tools whilst replacement business systems are developed.

The approach to date has been to drive improvement through iterative and incremental change. This has now been replaced by a more accelerated approach in order to drive fundamental changes on a global basis to deliver the necessary improvements to the organisation. The new model and approach is summarised later in this section.

3. Product Portfolio
The operating model for product development drove "siloed" execution leading to disconnected strategies and limited cross-portfolio leverage of skill or capability. Customer engagement in the development of product strategies was insufficient and resulted in product roadmaps that did not fully exploit the advantages of significant customer installed bases and strong market positions. This combination led to reduced adoption of our latest technology which in turn limits our ability to cross and upsell.

The operating model has been restructured to drive collaboration and the leverage of innovation across portfolios to both strengthen existing offerings and reduce time to market. Core product roadmaps have been reshaped in every portfolio with the major remedial, corrective actions in product design now complete.

The improved collaboration enabled our product teams to deliver over 500 product releases during the period with examples of this more customer-centric innovation being delivered. Notably:

- New Robotic Process Automation, Artificial Intelligence and Natural Language Processing capabilities;
- Delivering container technology to enable flexible deployment;
- User, Entity & Behavioural Analytics capabilities to enhance security capabilities; and
- Enabling customers to process huge volumes of data in the cloud or within their own environment but with cloud scale economics.

The immediate execution focus is to ensure our customers fully understand our product strategy and are able to deploy our latest technology releases successfully.

4. Revenue composition & alignment to strategy
Professional services revenue has needed to be realigned to support the Micro Focus product strategy rather than to generate standalone services revenue and some of the key SaaS offerings were not engineered correctly to create a profitable and sustainable source of incremental revenue.

The amount of revenue impacted and the actions and time required to correct this were greater than we initially anticipated but there is now a clear path to completion.

Professional services revenue has been broadly stable for the last three quarters and is on track to be stable on a year-over-year basis by the end of FY20. The remedial product roadmap work for the impacted SaaS offerings is complete and the remaining activities will be completed within the next six months. Impacted customers now have a clear path forward and delivery of the transition is driven by customer demand.

Strategic & Operational Review: Conclusions and next steps
The Strategic & Operational Review is substantially complete, and in the opinion of the board, has confirmed that:

- The fundamentals underpinning our model and approach remain valid;
- We underestimated the challenges that have emerged in the integration of the HPE Software business;
- The key issues in relation to execution and integration are understood in detail, progress has been made and there is clear visibility of what remains to be done and this now needs to be driven to conclusion; and
- Whilst we have been addressing these challenges, the pace of change within the enterprise software market has accelerated and we now need to evolve our business model to capture the opportunities for significantly improved performance that exist within a number of our portfolios.

Given the above and having completed a full evaluation of the alternative strategic options available, the board has concluded that, at this time, the greatest opportunity for value creation is through the successful execution of the following key initiatives:

Evolve – our operating model
Objective: Improve Product Portfolio positioning and external visibility
Given the pace of change in our industry we need to both accelerate and improve the visibility of our product strategies and drive a more differentiated approach to operational management and investment levels in certain portfolios.

When we acquired SUSE as part of The Attachmate Group we recognised the need to run this portfolio differently and essentially as a separate business. The market opportunity for Security and Big Data is such that a similar, differentiated approach to investment and operational management will be adopted for these product lines.

Over the medium-term, our goal is to develop broadly autonomous businesses operating within the group. This will happen in two phases and take 12 to 24 months to complete. During the first phase, we will realign organisational structures, build new capability within these portfolios and refocus product and market positioning where required. In phase two, our plan is to run these portfolios broadly autonomously and report performance discretely within the overall group performance updates.

Accelerate – transition of certain portfolios to SaaS or subscription based revenue models
Objective: Improve portfolio positioning and revenue composition
The Strategic & Operational Review has highlighted the need for a more definitive approach and accelerated transition to Subscription and SaaS based offerings as part of our future portfolio strategy. The transition will be managed over multiple financial periods with an initial focus on products where this model is the emerging or defacto market standard.

Our goal is to deliver incremental improvements in revenue trajectory alongside a structured and disciplined transition to SaaS and Subscription for some of our products. During FY20 we will begin the transition of Vertica, seek to grow existing and introduce new offerings in Security and build upon existing initiatives in ADM and ITOM with accelerated progress in these portfolios during 2021.

Driving this transition more systematically and faster will lead to improved competitiveness, higher contract value and customer retention rates combined with greater revenue predictability.

Transform – our Go-To-Market function
Objective: Improve overall productivity and predictability of performance
In order to drive consistent and sustained improvements in sales effectiveness a more fundamental restructuring of our Go-To-Market organisation is now underway. We have now accelerated the implementation of a new global operating plan and management system, supplemented by improved infrastructure and a single, consistent sales methodology and investment in the enablement of our teams. The goal of which is to drive significantly improved and increased levels of customer engagement.

Effective execution should over time ensure our resource alignment is better optimised to the opportunities in the marketplace for our portfolio and drive productivity improvements, improve renewal rates and exploit cross-selling opportunities within our broad portfolio.

Complete – core systems and operational simplification priorities
Objective: Deliver the operational systems and business processes that form the platform for operational effectiveness and efficiencies
The Strategic & Operational Review confirmed the critical priority of driving our systems work to successful conclusion to capture the significant operational improvements and associated efficiencies evident and achievable within the business.

The major piece of structural work outstanding is the project to deliver the single set of business application systems architecture required to fully integrate our business operations.

We are encouraged with progress made to date but as previously communicated this is a complex multi-period IT project, further complicated by our SOX requirements which limits the opportunity to make substantial system changes in the second half of FY20. As such, a decision on whether we execute in line with our timetable or have to rephase will be made in the second quarter and communicated as part of our interim results.

Outlook for the future: Focus on operational excellence and performance
Micro Focus has a heritage of strong brands and deep sector expertise, along with customer and partner relationships founded on delivering software and support that is essential to mission-critical business processes. Our approach and experience in helping customers run and transform their business while managing risk and ultimately driving long-term value from their investments are strong foundations from which to build.

Our model is designed to deliver sustainable and consistent returns for our shareholders, customers and employees. Our overarching principles remain unchanged:

1. Long-term and sustainable Adjusted EBITDA growth;
2. Strong free cash flow generation;
3. Efficient allocation of capital; and
4. Value accretive corporate actions through either acquisition or divestment.

The key initiatives and associated investments, combined with existing but adjusted operational improvement actions resulting from the Strategic & Operational Review are intended to drive an accelerated recovery in revenue trajectory such that the revenue decline moderates and delivers flat to low single digit growth over the medium-term. Successful delivery of this when combined with the completion of work to build an effective operational platform should also enable Adjusted EBITDA margins to be improved to the mid-forties % range over time and result in significantly improved levels of free cash flow. Significant progress on this journey will also enable the Company to once again consider appropriate portfolio actions and accretive M&A to enhance shareholder value creation in the medium-term.

FY20 outlook
We expect revenues for the 12 months ending 31 October 2020 to be in the range of minus 6% to minus 8% at constant currency when compared to the 12 months ended 31 October 2019. Within this, we expect the first half revenues of FY20 to be broadly consistent with the trajectory achieved in the second half of FY19, with improvements in the second half of FY20 and beyond. The investments we are announcing today should amount to $70-80 million in FY20 and are expected to recur in large part in FY21. We do not expect to see a material revenue benefit from these in the current financial year but the benefits should start to come through in FY21. The increased investment will impact our Adjusted EBITDA margins in FY20 and FY21, by which time we expect to be showing a demonstrable improvement in our growth prospects and revenue quality, which in turn should flow through into higher returns thereafter. This should also coincide with the delivery of the operational platform enabling cost and operational efficiencies to further contribute to margin expansion, in line with our longer term objectives.

We expect net debt broadly to reduce through FY20 excluding the impact of IFRS 16 with our strong underlying cash flows from operations continuing to comfortably fund the remaining integration related exceptional costs, as well as on-going debt service, capital expenditure, tax and dividend payments.

Strategic Report
The Strategic Report, comprising the information on pages 10 to 63 inclusive, was approved by the board of directors on 3 February 2020 and signed on their behalf by:

Stephen Murdoch
Chief Executive Officer
3 February 2020

DIGITAL TRANSFORMATION IS A NECESSITY FOR MARKET SUCCESS

The software marketplace is rapidly evolving. A combination of technology advances, evolving customer expectations, process evolutions (e.g. digitisation) and new business models are forcing executives to rethink prior IT strategies.

Until recently, these executives had to make top line/bottom line tradeoffs in determining how to evolve – deciding between investments that would help the organisation derive value and those that will help optimise costs and manage risk.

The rise of advanced analytics is now blurring those lines and simultaneously bringing both opportunities to the forefront. In the end, the decisions IT executives make on how to move forward will have a direct impact on differentiation, growth and scale, profitability, customer satisfaction and speed to market. Today, IT executives need to think about *and*, not *or*.


Top line mandate:
identify new revenue streams
Bottom line mandate:
optimise the business
Consumerisation of IT
Access to new data sources
Enable mobility and access
New business models
Evolving customer expectations
IT STRATEGY
Changing regulatory environment
Changing IT policies
Agile cloud delivery models
Automation and process re-engineering
Cost reduction driven rationalisation

POWERING DIGITAL TRANSFORMATION

With the stakes so high and so many variables to consider, IT executives have to prioritise what will have the greatest impact on their businesses. Typically, four core elements are identified that they wish to achieve with their digital transformation initiatives: they want to move faster; have greater agility as an organisation; secure what matters most; and leverage insights to streamline processes, speed decision making and drive value. These four core pillars align directly to established – yet historically disconnected – software markets: Enterprise DevOps, Hybrid IT Management, Security, Risk & Governance and Predictive Analytics.

Because digital transformation initiatives often overlap, organisations today are not just looking for software providers that can deliver these solutions in isolation, but instead can deliver a holistic and integrated set of offerings across these pillars.

With a broad portfolio that addresses all four core pillars of digital transformation, Micro Focus is in a strong position to deliver on customers' primary digital transformation objectives.

HOW WE SUPPORT EACH OBJECTIVE

SPEED
Deliver at high speed with low risk

Enterprise DevOps
DevOps is essential to the Digital Transformation of a business and is a foundational change in how an organisation delivers value to its customers. With Micro Focus, organisations can reliably scale DevOps across all environments, from mainframe to cloud – quickly bringing innovative ideas to life at the pace your business demands. Now speed and quality can go hand in hand.

AGILITY
Simplify your IT transformation

Hybrid IT Management
Diverse, unpredictable, and constantly changing, hybrid IT brings with it a new level of complexity that cannot be controlled by conventional management methods. With our solutions, customers can simplify that complexity and transform IT into an agile, services-driven organisation. Business success in our digital-first world depends on it.

SECURITY
Secure what matters most

Security, Risk & Governance
Cyber threats are escalating. Aging apps and processes (along with new ones) are full of unforeseen risks. Privacy and compliance requirements are mounting, and point solutions don't offer the scope, vision, or cross-silo analytics needed for these Company-wide challenges. With our solutions, you can take a holistic, analytics-driven approach to securing what matters most – identities, applications, and data.

INSIGHTS
Analyse in time to act

Predictive Analytics
Lakes of data are valuable only if you can surface the insights hidden within their depths. With our solutions, you can leverage machine learning to transform unlimited volumes of data into accurate, actionable, automated insights – at the speed of your business. Now you're ready to make predictions and influence business outcomes.

Building on the existing strength of this broad portfolio, Micro Focus has taken the next critical step in adapting to customer needs and delivering integrated solutions. Significant investments have been made to leverage intellectual property across product groups and to solve more complex challenges, including embedding our Vertica big data analytics platform into a number of solutions and combining portfolios to address broad-reaching privacy/GDPR requirements. We also provided customers with more choice in terms of consumption models (e.g. Software as a Service) and new offerings (e.g. Robotic Process Automation) to address the changing market demands.

HOW WE CREATE VALUE

We deliver trusted and proven enterprise software that helps customers address the four core pillars of digital transformation: Enterprise DevOps, Hybrid IT Management, Security, Risk & Governance and Predictive Analytics. This is accomplished not by chasing unproven opportunities, but instead by taking a customer-centric approach to investment and innovation and delivering software that addresses specific use cases that allow our customers to run and transform their businesses, while also protecting the investments they have already made in our offerings. In addition, we deliver solutions that are open and integrated, and help bridge existing and emerging technologies. This combination allows customers to build an ecosystem that serves their long-term needs and ultimately achieve lasting success in an ever-evolving marketplace.



10 of the top 10 electric utilities companies worldwide are Micro Focus customers

1.

PRODUCT LIFECYCLE

The typical stages of product lifecycle range from new product introduction through to growth and adoption, to maturity, and finally to decline and eventual obsolescence.

BUSINESS CONTEXT

When considering investment priorities, both organic and inorganic, we first assess how added resources will influence our ability to deliver value within the four core pillars of digital transformation. Then we evaluate our options within each portfolio against a set of characteristics mapped to each stage of the adoption cycle, as represented in the table right.


Micro Focus area of primary focus – customer-centric innovation
Potential change in trajectory (return to growth)
"Me too" models
Reduce rates of decline
New tech models
Introduction
Growth
Maturity
Decline

Market dynamics
- Innovative and often disruptive technologies
- High capex and R&D
- User base rapidly expanding
- Products repeatedly enhanced

Investment strategy
- Investing in growth

Market dynamics
- Infrastructure software: embedded products with high switching costs
- Limited growth capex
- Margin expansion and efficiency opportunities

Investment strategy
- Returns driven by maximising cash flow

The four-box model

New models
Products (Robotic Process Automation) or consumption models (cloud) that open new opportunities could become growth drivers or represent emerging use cases that we need to be able to embrace.

Growth drivers
Products or enabling technology (Artificial Intelligence/ Machine Learning) with consistent growth performance and market opportunity to build the future revenue foundations of the Group.

Optimise
Products with declining revenue performance driven by the market or execution. Investments directed to correct trajectory to move back to the core category or focused to optimise long-term returns.

Core
Products that have maintained broadly flat revenue performance but represent the current foundations of the Group and must be protected and extended.

2.

HOW WE RUN OUR BUSINESS

Core to the Micro Focus strategy and operating model is the consistent delivery of "customer-centric innovation". By delivering enterprise software that meets our customers' needs, and by allowing them to leverage their current investment while also taking advantage of the latest innovations, and applying emerging technologies (e.g. Artificial Intelligence/Machine Learning), Micro Focus helps customers derive added and sustained value and respond to changes in the marketplace much quicker without the need to reskill the workforce and/or invest in cumbersome upgrades. Our success starts with a deep portfolio of intellectual property, and requires investment discipline, methodical execution, and a keen attention to delivery in all stages of the software lifecycle. The end result for customers is sustained long-term value, for our employees it offers a challenging and dynamic workplace and for our investors this leads to robust margins, value creation, and meaningful return on investment ("ROI").

The Micro Focus approach to running the business is shown in the diagram opposite.

10 of the top 10 telecommunications companies worldwide are Micro Focus customers

THE CUSTOMER PROPOSITION

What sets us apart

Strong products and intellectual property with a track record for customer success
Our technology is trusted and proven in the market, and deeply embedded in customers' core business systems and processes.

Broad portfolio
While our portfolio is broad, we have focused our efforts to ensure that we are aligned around the key problem areas for our customers. This allows us to deliver solutions across the four core pillars of digital transformation, which is a topic that is top-of-mind in virtually every boardroom.

Customer-centric innovation
We take the time to listen to customers and fully understand their needs and use cases so that we can deliver solutions which meet their needs in the context of their operating environment.

What drives our business	What this means for our customers
Bridging now and next We bridge the now and the next, future-proofing existing customer investments and enabling them to address new problems and take advantage of emerging technologies.	**Improved ROI and reduced risk** so customers can extend productive use, maximise ROI and derive on-going value without causing large-scale disruption to the on-going business needs.
Intelligent innovation We make smart and informed decisions about where and when to invest to ensure that the right trade-offs are made and the right innovations are delivered to customers in a consumable way across a variety of consumptions models.	**Greater agility** so customers can ensure they are responding rapidly to market demands across a broad spectrum of domains in a way that works for their budget and planning.
The four-box model Our investment priorities consider opportunities in all stages of the product lifecycle to ensure that we maximise the value delivered to the customers over the entire life of a product and in the context in which it will be used.	**Reliability and scalability** so customers can scale to the needs of the enterprise while trusting that the solutions they are investing in will continue to evolve as the market and their needs change – thus allowing them to deliver on their current needs and adapt and change tomorrow.

WHAT THIS MEANS FOR OUR INVESTORS

What sets us apart	What drives our business	What this means for our investors
We operate at size and scale As one of the world's largest enterprise software providers, we have economies of scale – leveraging shared functions and resources across our portfolio.	**A disciplined financial operating model** We have a broad, highly experienced management team, skilled in applying the Micro Focus financial and operating model to help enable effective and timely decision making.	**ROI** Industry-leading operating margins and meaningful shareholder returns over the long run.
Highly cash generative portfolio We have a broad portfolio of products with significant market positions and high switching costs. This generates significant recurring revenue streams and cash generation.	**Efficiency in capital allocation** Efficient investment in capital whether organic or inorganic.	**Cash returns** Exceptional levels of cash generation and returns to shareholders.



The Micro Focus Product Portfolio consists of five product groups, as indicated on this page. These product groups are uniquely positioned to deliver a holistic set of digital transformation solutions, while helping customers optimise their existing software investments.

SPLIT OF REVENUE
$M


5
1
4
2
3

	31 October 2019 $m
1. Application Modernisation & Connectivity (AMC)	508.7
2. Application Delivery Management (ADM)	721.7
3. IT Operations Management (ITOM)	1,021.8
4. Security	681.3
5. Information Management & Governance (IM&G)	421.7

* FY18 comparatives are for the 12 months ended 31 October 2018 and are presented on a constant currency basis.

APPLICATION MODERNISATION & CONNECTIVITY (AMC)

Revenue:
$508.7M (FY18*: $520.1M)

Description:
Micro Focus' AMC solutions help customers unlock business value across a hybrid IT infrastructure. With software that is optimised to bridge the old and the new, these solutions help modernise core business systems – e.g. moving mainframe to the cloud – to ultimately lower cost and improve speed and agility.

Case study:
Advanced

The challenge:
This software and technology vendor wanted to bring a new SaaS accounting offering to market that had both scalability and high availability built in. With millions of lines of code, rewriting was never an option – instead the company needed to evolve its offering to the cloud.

Products and services:
- Micro Focus Visual COBOL
- Micro Focus COBOL Server with Docker Container support

Results:
- Accelerated on-boarding of new customers – from days to minutes
- Streamlined DevOps processes with continuous testing and deployment
- Expedited time-to-market with Docker-based deployment to AWS
- Integrated with a choice of RDBMS, including open-source

APPLICATION DELIVERY MANAGEMENT (ADM)

Revenue:
$721.7M (FY18*: 764.7M)

Description:
Micro Focus' ADM solutions help organisations build an integrated, end-to-end software delivery process to achieve speed without compromising quality. By employing Artificial Intelligence (AI) and advanced analytics, and fostering automation and collaboration, Micro Focus enables IT and product teams to quickly bring ideas to life – regardless of their methodology, technology, or delivery model.

Case study:
McGraw Hill

The challenge:
This multinational educational publisher found that managing test assets and load generators was a time-consuming operation, where issues and errors caused unacceptable delays and impacted market reputation.

Products and services:
- Micro Focus LoadRunner Cloud

Results:
- Automated testing to speed up processes and reduce time-to-market
- Reduced project duration by eliminating the need to re-do work
- Increased test levels to improve application quality
- Freed up staff to conduct more creative engineering work

IT OPERATIONS MANAGEMENT (ITOM)

Revenue:
$1,021.8M (FY18*: 1,136.4M)

Description:
Micro Focus ITOM solutions simplify the complexity of managing hybrid IT environments. They are built to accelerate the service fulfilment lifecycle, strengthen IT service assurance and governance, and help business users easily engage with IT. Powered by analytics and automation, they seamlessly connect Micro Focus and third party solutions to enable IT transformation in support of digital transformation.

Case study:
Vodafone

The challenge:
One of the world's leading mobile communications providers needed to align IT closer to the business, as well as deliver new services fast by automating hybrid IT monitoring and achieving end-to-end visibility.

Products and services:
- Micro Focus Operations Bridge

Results:
- Reduced alarms by 70%
- Minimised noise levels through event correlation and consolidation
- Improved team collaboration with a DevOps approach
- Increased focus on development and service enhancement

SECURITY

Revenue:
$681.3M (FY18*: 751.3M)

Description:
Micro Focus Security software helps organisations take a holistic, relationship based, analytics driven approach to securing what matters most – identities, applications, and data. Common use cases include using these solutions to govern privileges, to enforce access controls, to unify identity stores, to embed strong security and best practices into DevOps processes, and to discover data, determine access, and guard it wherever it resides.

Case study:
Dubai Electricity and Water Authority

The challenge:
This energy and utility organisation, based in the United Arab Emirates, needed to merge its Information Technology and Operational Technology initiatives so that data could be shared between systems and improve threat intelligence and device monitoring.

Products and services:
- Micro Focus ArcSight Data Platform
- Micro Focus ArcSight Enterprise Security Manager
- Micro Focus ArcSight Investigate

Results:
- Reduced security alarms by 30%
- Increased risk mitigation rate to 98%
- Condensed meter fraud with AI-driven detection
- Achieved 99% device availability through increased visibility

INFORMATION MANAGEMENT & GOVERNANCE (IM&G)

Revenue:
$421.7M (FY18*: 476.1M)

Description:
Micro Focus' IM&G solutions help customers analyse, understand and control data – to derive value and manage risk associated with enterprise information. Solutions are typically used to address privacy, compliance, and governance requirements, as well as to attain actionable insights that enable customer behaviour analytics, cognitive search, and Internet of things operations, and security analytics.

Case study:
University of Bern

The challenge:
One of the largest universities in Switzerland found that, without its own file-sharing system, its academics were instead using third party offerings. This practice compromised security and placed the university and the individuals at risk.

Products and services:
- Micro Focus Filr Advanced Edition

Results:
- Enhanced collaboration, facilitating teaching and research
- Reduced reliance on third party file-sharing services, minimising information security risks
- Improved data protection with complete control over storage and access

OVERVIEW

The Company uses several key performance indicators ("KPIs") to monitor the performance of the business against our strategy.

Our KPIs focus on delivering shareholder returns and the financial and non-financial measures we believe underpin these returns.

We continue to evolve our KPIs, following the acquisition of the HPE Software business and will look to further develop the reporting of these KPIs as we improve our systems and processes.

10 of the top 10 aerospace and defense companies worldwide are Micro Focus customers

DELIVERING SHAREHOLDER RETURNS

These ratios demonstrate the compound annual growth rate in shareholder returns assuming reinvestment of Return of Values, but not ordinary dividends.

We continue to believe that we are able to deliver sustainable shareholder returns by combining long-term Adjusted EBITDA growth with an underlying growth in cash generation and an efficient allocation of capital.

TOTAL SHAREHOLDER RETURNS

(Compound annual growth rates) 31 October

SINCE IPO (2005)
%

2019	**18.2**
2018	20.2

OVER LAST FIVE YEARS
%

2019	**6.7**
2018	12.2

OVER LAST ONE YEAR
%

2019	**(5.0)**
2018	(51.5)

Total shareholder returns demonstrate the compound growth rate in shareholder returns assuming reinvestment of any Return of Value, but not ordinary dividend.

The periods covered are to 31 October 2019 from the Initial Public Offering ("IPO") in May 2005, over the last five years from 31 October 2014 and over the last year from 31 October 2018.

The total shareholder return in the current period has been impacted by integration of the HPE Software business which has been more challenging than we anticipated. This has resulted in a delay in expected financial performance and subsequent returns to our shareholders.

The KPIs set out on the following pages are key drivers of an underlying increase in shareholder returns.

LONG-TERM ADJUSTED EBITDA GROWTH

We aim to deliver sustainable Adjusted EBITDA growth over the long-term.

We do so by focusing on key financial measures including revenue growth and expansion in Adjusted EBITDA margin combined with new measures in relation to our customers experience and the engagement of our workforce.

12 months ended 31 October

CONSTANT CURRENCY REVENUE GROWTH
%

(7.3)	**2019**
(7.1)	2018

Constant currency ("CCY") revenue growth comprises total revenues from continuing operations compared with the prior 12 months on a constant currency basis.

The stabilisation of revenue decline remains a key management priority and is key to delivering sustainable shareholder returns.

ADJUSTED EBITDA MARGIN
%

2019	**40.7**
2018	38.7

The Adjusted EBITDA margin represents Adjusted EBITDA divided by the revenue for the period on a constant currency basis. A definition of Adjusted EBITDA can be found on page 127. The measures above reflect the results from continuing operations.

The Group continues to balance the need for investment in R&D and Go-To-Market capabilities with a best in class centralised cost base to deliver sustainable margin progression over the medium-term.

CUSTOMER EXPERIENCE NET PROMOTER SCORE

2019	**38**

The Net Promoter Score is an index ranging from -100 to 100 that measures the willingness of customers to recommend a company's products or services to others. It is used as a proxy for gauging the customers' overall satisfaction with a company's product or service and the customers' loyalty to the brand. Our analysis indicates our score has been tracking at +38, which compares to the industry average of +33.

This is the first year we are reporting this KPI.

NUMBER OF VOLUNTEERING DAYS
Days

2019	**1,212**

To demonstrate the Company's commitment to social purpose, we launched the introduction of employee volunteer days in May 2019. Full and part time employees can take one day to support a charity or community project of their choice; and one day aligned to the Company's social purpose.

The initiative is in its first year and the Company has set an ambitious goal to engage 25% of all employees volunteering by the year ending 31 October 2021.

This is the first year we are reporting this KPI.

GROWTH IN CASH GENERATION

We continue to evaluate the capital structure of the Group in order to maximise shareholder value. This capital structure is reviewed against the context of industry norms, the predictability of recurring revenue and the strong cash generation.

12 months ended 31 October

ADJUSTED CASH CONVERSION
%

2019	**95.3**
2018	105.7

This ratio is calculated using the cash flows generated from operations divided by Adjusted EBITDA less exceptional items (reported in operating profit).

The result indicates that the Group is generating cash from its on-going business which can be used to reinvest in the development of the business including financing acquisitions, funding liabilities and paying dividends to shareholders.

FREE CASH FLOW
$M

2019	**576.2**
2018	755.6

Free cash flow is defined as cash generated from operations less interest payments, bank loan costs, tax payments and capital expenditure. A reconciliation of free cash flow can be found on page 132.

For avoidance of doubt, the free cash flow of the Group includes exceptional costs incurred in the period. The decline in the period is driven in part by the inclusion of SUSE for the 12 months in the preceding period versus four months in the current operating period.

DSO (DAYS SALES OUTSTANDING)
Days

2019	**68**
2018	94

Days Sales Outstanding ("DSO") is the average number of days that customers take to pay their bill. The Group uses the count back method based on the amount the Group has billed customers.

The DSO value is the total number of day's billings that can be absorbed into the outstanding gross receivables balance without leaving a remainder.

NET DEBT TO ADJUSTED EBITDA
Times

2019	**3.2**
2018	2.8

Net borrowings less cash and cash equivalents and finance lease obligations expressed as a multiple of the Adjusted EBITDA.

Note: All figures on this page include the impact of SUSE up to the point of disposal on 15 March 2019.

EFFICIENT ALLOCATION OF CAPITAL

We will maximise total shareholder return through the efficient allocation of capital, which is considered core to the Micro Focus strategy.

12 months ended 31 October

DILUTED ADJUSTED EPS
Cents

2019	**195.89**
2018	187.51

The KPI above is for continuing operations only for both periods.

Diluted Adjusted EPS is calculated by taking profit after tax, prior to exceptional items, share-based compensation charge, amortisation of purchased intangibles and tax attributable to these charges divided by the weighted average number of fully diluted ordinary shares in issue during the period.

Diluted Adjusted EPS is a key measure when assessing the Group's ability to deploy capital in order to maximise shareholder returns. Mergers, acquisitions and divestment opportunities are considered based on individual merit and accretion in EPS is a key factor in evaluating the merits of a potential transaction.

This measure indicates the ability of the Company to continue to adopt a progressive dividend policy.



BRIAN MCARTHUR-MUSCROFT
Chief Financial Officer
3 February 2020

Micro Focus has a highly cash generative operating model. We have undertaken a Strategic & Operational Review which will allow us to deliver on our strategy of maximising shareholder returns.

STATUTORY RESULTS

REVENUE FROM CONTINUING OPERATIONS

$3.3BN

Compared to $4.8bn in 18 months ended 31 October 2018.

LOSS BEFORE TAX FROM CONTINUING OPERATIONS

$34.1M

Compared to a profit before tax of $34.1m in the 18 months ended 31 October 2018.

PROFIT FOR THE YEAR

$1.5BN

Including the profit on disposal of SUSE.

In the 18 months ended 31 October 2018, the Group generated a profit of $0.8bn.

FINAL DIVIDEND PER SHARE

58.33C

Compared to 58.33 cents in the 18 months ended 31 October 2018.

Continuing operations	12 months ended 31 October 2019 (audited) $m	18 months ended 31 October 2018 (audited) $m	12 months ended 31 October 2018 (unaudited) $m
Revenue	**3,348.4**	4,754.4	3,684.3
Operating profit (before exceptional items)	**515.9**	915.0	630.2
Exceptional items	**(294.2)**	(538.2)	(439.7)
Operating profit	**221.7**	376.8	190.5
Net finance costs (excluding exceptionals)	**(255.8)**	(336.9)	(269.0)
Exceptional finance costs	**–**	(5.8)	–
(Loss)/Profit before tax	**(34.1)**	34.1	(78.5)
Taxation	**16.0**	673.1	700.5
(Loss)/Profit from continuing operations	**(18.1)**	707.2	622.0
Profit from discontinued operations	**1,487.2**	76.9	55.5
Profit for the period	**1,469.1**	784.1	677.5

The financial periods presented in this report are for the 12 months ended 31 October 2019 and the previously reported 18 and 12 months ended 31 October 2018.

As reported previously, the Group acquired the HPE Software business on 1 September 2017 and completed the disposal of SUSE on 15 March 2019. SUSE has been excluded from continuing operations for all periods, with its results shown separately in "Profit from discontinued operations". The results of the HPE Software business are shown within continuing operations for all 12 months ended 31 October 2019 and 31 October 2018, and for the 14 months post acquisition in the period for the 18 months ended 31 October 2018.

The impact of these significant corporate development activities combined with the extended period of account in the comparative period has meant the financial information for the Group are better understood when comparing the 12 months ended 31 October 2019 with the 12 months ended 31 October 2018, which were unaudited.

Revenue

In the 12 months ended 31 October 2019, the Group generated revenue of $3,348.4m, which represents a decrease of 29.6% on the results for the 18 months ended 31 October 2018 and a 9.1% decrease on the results for the 12 months ended 31 October 2018. The rate of decline includes a 1.8% decrease due to the strengthening of the dollar against most major currencies.

In order to fully understand the underlying trading performance of the continuing operations, the directors feel revenue is better considered on a constant currency basis ("CCY") between the 12 months ended 31 October 2019 and the 12 months ended 31 October 2018. Excluding the impact of foreign exchange, revenue declined at constant currency by 7.3%. Revenue performance presented on a CCY basis can be found later in this report.

Operating profit
In the 12 months ended 31 October 2019, the Group generated an operating profit of $221.7m, which represents a decrease of 41.2% on the results for the 18 months ended 31 October 2018 and a 16.4% increase on the results for the 12 months ended 31 October 2018. This increase was driven by on-going cost reductions combined with lower exceptional costs, partially offset by a decrease in revenue from $3,684.3m in the 12 months ended 31 October 2018 to $3,348.4m in the 12 months ended 31 October 2019. Exceptional costs (included within operating profit) have decreased from $439.7m in the 12 months ended 31 October 2018 to $294.2m in the 12 months ended 31 October 2019.

Exceptional items (see table below)
In the 12 months ended 31 October 2019, exceptional costs totalled to $294.2m. Exceptional costs predominantly relate to the integration of the HPE Software business and the costs incurred in the year include:

- System and IT infrastructure costs of $126.3m principally reflect the IT migration of the Micro Focus business onto a single IT platform;
- Integration costs of $119.6m across a wide range of projects undertaken to conform, simplify and increase efficiency across the two businesses;
- Severance costs of $32.1m in relation to on-going headcount reductions as we continue to remove duplication and streamline the continuing operations; and
- Property costs of $16.3m as the Group continues the process of simplifying the real estate footprint.

As communicated previously, we anticipate total exceptional charges in relation to the HPE Software business integration of $960.0m of which $715.3m has been incurred to date. We initially expected to incur exceptional costs in relation to the HPE Software business integration of $420.0m in the 12 months ended 31 October 2019, which compares to an actual charge of $294.3m in the financial year. This variance is driven by the phasing of integration programmes.

This is a complex multi-period IT project, complicated by our SOX requirements, which limits the opportunity to make substantial system changes in the second half of FY20. As such, a decision on whether we execute in line with our timetable or have to rephase will be made in the second quarter and communicated as part of our interim results.

Net finance costs
Net finance costs were $255.8m in the 12 months ended 31 October 2019, compared to $336.9m in the 18 months ended 31 October 2018 and $269.0m in the 12 months ended 31 October 2018. Finance costs predominantly relate to interest on the term loans put in place as part of the transaction to acquire the HPE Software business. In addition, included within the $255.8m is $46.7m in relation to the amortisation of facility costs and original issue discounts, which were paid on initiation of the term loans.

The decline in net finance costs between the periods of $13.2m primarily reflects an increase in bank interest from $2.6m in the 12 months ended 31 October 2018 to $16.3m in the 12 months ended 31 October 2019. The majority of interest income relates to interest earned on cash deposits held following the completion of the SUSE divestment until the Group returned $1.8bn of proceeds to shareholders.

Exceptional items (included within operating profit)

	12 months ended 31 October 2019 (audited) $m	18 months ended 31 October 2018 (audited) $m	12 months ended 31 October 2018 (unaudited) $m
Exceptional items			
MF/HPE Software business integration related			
System and IT infrastructure costs	**126.3**	114.4	114.4
Integration costs	**119.6**	147.6	143.7
Severance	**32.1**	129.1	119.9
Property costs	**16.3**	29.9	29.9
MF/HPE Software business integration related costs	**294.3**	421.0	407.9
HPE Software business acquisition/pre-acquisition costs	**(3.9)**	70.1	1.3
Integration in respect of previous acquisitions	**–**	17.0	0.8
Other acquisition costs	**5.4**	–	–
Property costs relating to previous acquisitions	**–**	8.2	8.4
Divesture gain on Atalla	**(3.7)**	–	–
Severance costs relating to previous acquisitions	**–**	0.6	–
Pre-disposal costs in relation to SUSE	**–**	21.3	21.3
Other costs	**2.1**	–	–
Total exceptional costs (reported in Operating profit)*	**294.2**	538.2	439.7

* Exceptional costs excludes gain on disposal of SUSE which is separately included in Profit from discontinued operations.

The Group holds interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250.0m of the debt issued by Seattle Spinco, Inc. (the investment company used to acquire the HPE Software business) from 19 October 2017 to 30 September 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.95% and receives one month USD LIBOR.

Taxation
The Group reported a tax credit for the 12 months ended 31 October 2019 of $16.0m (18 months ended 31 October 2018: credit of $673.1m).

Profit from discontinued operation
Profit from discontinued operation reflects the profits generated from the SUSE portfolio and profit on disposal. The SUSE disposal was completed on 15 March 2019, and as a result was included in the Group's reported trading numbers for four months during the 12 months ended 31 October 2019. In these four months, SUSE generated a profit of $28.7m compared to $55.5m in the 12 months ended 31 October 2018. After taking into account profits on disposal and disposal costs the Group generated a total of $1,487.2m from discontinued operation during the 12 months ended 31 October 2019.

RECONCILIATION FROM STATUTORY RESULTS TO ALTERNATIVE PERFORMANCE MEASURES

This section sets out a reconciliation from the statutory results presented above to Alternative Performance Measures used by the business to assess operating performance and liquidity including Adjusted EBITDA, Adjusted Profit before tax and Adjusted EPS. For further details relating to the definition and relevance of such measures, please refer to the Alternative Performance Measures of these financial statements. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

Adjusted EBITDA
A reconciliation between Operating profit and Adjusted EBITDA is shown below:

	12 months ended 31 October 2019 (audited) $m	12 months ended 31 October 2018 (unaudited) $m
Operating profit	**221.7**	190.5
Add back/(deduct):		
Exceptional items (reported in Operating profit)	**294.2**	439.7
Share-based compensation charge	**68.8**	47.5
Amortisation of intangible assets	**716.5**	720.0
Depreciation of property, plant and equipment	**66.5**	73.6
Product development intangible costs capitalised	**(16.5)**	(27.5)
Foreign exchange (gain)/loss	**11.3**	(30.2)
Adjusted EBITDA* at actual rates	**1,362.5**	1,413.6
Constant currency adjustment	**–**	(14.1)
Constant currency Adjusted EBITDA*	**1,362.5**	1,399.5

* Adjusted EBITDA is for continuing operations only.

Adjusted Profit before tax

Adjusted Profit before tax is defined as profit before tax excluding the effects of share-based compensation, the amortisation of purchased intangible assets, and all exceptional items.

The following tables are reconciliations from Profit before tax for the period to Adjusted Profit before tax:

Continuing operations	12 months ended 31 October 2019 (audited) $m	18 months ended 31 October 2018 (audited) $m	12 months ended 31 October 2018 (unaudited) $m
(Loss)/Profit before tax	(34.1)	34.1	(78.5)
Adjusting items:			
Exceptional items	294.2	544.0	439.7
Share-based compensation charge	68.8	64.3	47.5
Amortisation of purchased intangibles	655.7	830.4	661.6
	1,018.7	1,438.7	1,148.8
Adjusted Profit before tax	984.6	1,472.8	1,070.3

Adjusted effective tax rate

The tax charge on Adjusted Profit before tax for the 12 months ended 31 October 2019 was $235.7m, which represents an effective tax rate ("ETR") on Adjusted Profit before tax ("Adjusted ETR") of 23.9%. The Group's forecast for Adjusted ETR in the medium-term remains at 25%.

Effective tax rate (continuing operations)	12 months ended 31 October 2019 (audited)			18 months ended 31 October 2018 (audited)			
	Actual $m	Adjusting items $m	Adjusted measures $m	Actual $m	Adjusting items $m	Exceptional tax items $m	Adjusted measures $m
(Loss)/Profit before tax	(34.1)	1,018.7	984.6	34.1	1,438.7	–	1,472.8
Taxation	16.0	(251.7)	(235.7)	673.1	(327.9)	(692.3)	(347.1)
(Loss)/Profit after tax	(18.1)	767.0	748.9	707.2	1,110.8	(692.3)	1,125.7
Effective tax rate	46.9%		23.9%	(1,973.9%)			23.6%

In computing Adjusted Profit before tax for the 12 months ended 31 October 2019, $1,018.7m of Adjusting items have been added back (see Adjusted Profit before tax section above) and the associated tax is $251.7m.

Cash tax paid in respect of continuing operations during the year was $167.4m.

In April 2019, the European Commission published its final decision on its state aid investigation into the UK's Financing Company Partial Exemption legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments.

In addition, during the period the Group has recognised a one off credit within Adjusting items above of $48.6m in relation to the recognition of deferred tax on historical UK interest restrictions.

Earnings per share and Adjusted Earnings per share

The table below sets out the Earnings per Share ("EPS") on both a reported and adjusted basis. The Group is also required to present EPS for both the continuing and discontinued operations.

	12 months ended 31 October 2019 (audited)		18 months ended 31 October 2018 (audited)		12 months ended 31 October 2018 (unaudited)	
	Basic Cents	**Diluted[1] Cents**	Basic Cents	Diluted Cents	Basic Cents	Diluted Cents
Continuing operations	**(4.87)**	**(4.87)**	181.91	176.92	143.01	138.94
Discontinued operations	**393.37**	**389.16**	19.79	19.25	12.76	12.39
Total EPS	**388.50**	**384.35**	201.70	196.17	155.77	151.33
Adjusted EPS						
Continuing operations	**198.01**	**195.89**	289.57	281.63	192.99	187.51
Discontinued operations	**8.25**	**8.16**	29.36	28.56	18.67	18.14
Adjusted EPS	**206.26**	**204.05**	318.93	310.19	211.66	205.65

1 As there is a loss from continuing operations attributable to the ordinary equity shareholders of the Company for the 12 months ended 31 October 2019 ($18.4m), the Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33. There were total earnings attributable to ordinary equity shareholders of the Company for the 12 months ended 31 October 2019 of $1,468.8m and therefore the effect of dilutive securities can be reflected in the total Diluted EPS above.

The Adjusted EPS is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back exceptional items, share-based compensation charge and the amortisation of purchased intangibles and the tax attributable to these charges. These are presented as management believes they are important to understanding the impact that the underlying trading performance has on the Group's EPS.

In the 12 months ended 31 October 2019, the Group generated an Adjusted EPS from continuing operations of 198.01 cents. This compares to 192.99 cents in the 12 months ended 31 October 2018. The increase was primarily driven by a lower share count due to share buy-backs and share consolidation as described further below.

Following the completion of the SUSE transaction, the Group returned $1.8bn of proceeds to shareholders, in addition to the $540m of share buy-backs. As a result, the total share count has reduced from 426.9m to 333.4m during the period. These returns occurred throughout the year ending 31 October 2019, meaning that the full-year Adjusted EPS will further benefit from the accretion in value in the 12 months ended 31 October 2020.

MICRO FOCUS ALTERNATIVE PERFORMANCE MEASURES

CONSTANT CURRENCY REVENUE

(7.3)%

After the impact of the deferred revenue haircut.

CONSTANT CURRENCY COSTS

(10.3)%

Continued operational efficiencies delivering cost reduction of 10.3% year-on-year.

CONSTANT CURRENCY ADJUSTED EBITDA

$1.4BN

in the 12 months ended 31 October 2019.

CONSTANT CURRENCY ADJUSTED EBITDA MARGIN

40.7%

Adjusted EBITDA Margin increase of 2.0ppt from 38.7% in the 12 months ended 31 October 2018.

The table below has been prepared on a constant currency basis and is for continuing operations only. See page 133 in the Alternative Performance Measures section for further detail.

	12 months ended 31 October 2019 (audited) $m	12 months ended 31 October 2018 (unaudited) $m	Year-on-year change %
Constant currency revenue:			
Licence	**800.0**	862.4	(7.2)%
Maintenance	**2,057.6**	2,193.7	(6.2)%
SaaS & other recurring	**279.7**	314.8	(11.1)%
Consulting	**217.9**	277.7	(21.5)%
Constant currency revenue before haircut	**3,355.2**	3,648.6	(8.0)%
Deferred revenue haircut	**(6.8)**	(34.7)	(80.4)%
Constant currency revenue	**3,348.4**	3,613.9	(7.3)%
Constant currency costs	**(1,985.9)**	(2,214.4)	(10.3)%
Constant currency Adjusted EBITDA	**1,362.5**	1,399.5	(2.6)%
Constant currency Adjusted EBITDA Margin %	**40.7%**	38.7%	+2.0ppt

Revenue by stream performance (versus constant currency comparatives)

In the 12 months ended 31 October 2019, the four revenue streams performance versus the 12 months ended 31 October 2018 was as follows:

Licence revenue declined by 7.2%. The Group's licence revenue performance in the year continues to be impacted by operational issues impacting sales execution and, as such, performance volatility.

In the third quarter of the financial year the challenging macro environment resulted in a slowdown in customer purchases. This environment improved marginally in the fourth quarter but short-term volatility remains a continued risk to new business in future trading periods.

The stabilisation of licence revenue is a key objective of the strategic and operational review and the steps outlined within the Chief Executive's Strategic review of this document are the focus areas required to improve the performance in future periods.

Maintenance revenue declined by 6.2% (5.3% post deferred revenue haircut). This was impacted by one-off events such as the disposal of Atalla and selling to the US Government via a strategic partner rather than direct, which on a combined basis contributed 1.5% to the decline. Excluding these factors Maintenance revenue declined by 4.7%.

As highlighted above, the HPE transaction brought a greater than anticipated level of complexity which has required us to address a range of specific legacy issues which are taking time to work through. These have a distortive effect on the underlying trends within the business. For example, win-back initiatives, which we implemented to recover previous customer terminations, had to be paused for systems reasons and then restarted. These examples among others impact in period comparisons in multiple and distort underlying performance especially when comparing half-year on half-year performance.

As such, we do not see the decline in the financial year to be indicative of our underlying maintenance revenue trend and we anticipate an improvement in the rate of decline in future periods.

Renewal rates vary at a product level but across the portfolio we continue to see renewal rates consistent with historical rates.

SaaS and other recurring revenue declined by 11.1% (9.9% post deferred revenue haircut). During the current financial year, the Group took deliberate actions to rationalise unprofitable operations and practices and refocused resources and investments to deliver the product enhancements required for long-term success. As a result, SaaS and other recurring revenue declined in line with our expectations during the current financial year, which will allow us to deliver a more sustainable expected growth in SaaS revenue at a higher profit margin in the medium-term.

As a result of the Strategic & Operational Review, we will be accelerating the transition of certain aspects of the portfolio to subscription and SaaS revenue models. In the next financial year, we will begin the transition of Vertica to subscription and accelerate the transition of certain products within the Security portfolio to SaaS, before undertaking similar transitions in ADM and ITOM in future periods. This transition will be delivered over multiple financial periods in a controlled and disciplined manner prioritising key products and will be undertaken alongside the intention to deliver incremental improvements in revenue performance year-on-year.

Consulting revenue declined by 21.5% (21.1% post deferred revenue haircut). The managed decline can be primarily attributed to the Group's continued desire to focus only on consulting engagements that are directly related to the software portfolio.

In the 12 months ending 31 October 2020, the decline in Consulting will moderate as the actions undertaken in the current financial year conclude.

Continued

Revenue by product group (versus constant currency comparatives)

The Group has more than 300 products reported under five product groups. These products are managed at a granular level using the application of the Micro Focus four-box model. The nature of the software order cycle means that when considering underlying revenue trends, year-on-year growth rates by portfolio are not always indicative of an underlying trend and will be impacted by the timing of customer projects.

APPLICATION MODERNISATION & CONNECTIVITY ("AMC")

CONSTANT CURRENCY
$m


750
500
250
0
-5.1%
-0.6%
-1.4%
Licence
Maintenance
SaaS & other recurring
Consulting

Licence revenue declined by 5.1% in the 12 months ended 31 October 2019. The AMC portfolio operates in a mature and stable environment with long-term licence performance trending broadly flat. In individual financial periods, the timing and impact of one off deals will result in a performance which exceeds or trends below this level. However, over the longer-term this performance is expected to remain relatively stable.

Maintenance and Consulting revenues declined by 0.6% and 1.4% respectively, as the level of maintenance and consulting support to licence sales continued to track at historical rates.

IT OPERATIONS MANAGEMENT ("ITOM")

CONSTANT CURRENCY
$m


750
500
250
0
-11.1%
-3.9%
-22.0%
-14.6%
Licence
Maintenance
SaaS & other recurring
Consulting

Licence revenue declined by 3.9% in the 12 months ended 31 October 2019. The performance in the current financial year includes an improvement in the second half in part due to the launch of a new Robotic Process Automation offering, combined with a strong close to the financial year in the core ITOM product offerings.

ITOM Maintenance revenue declined by 11.1% in part due to the impact of the change in approach to Government contracts and the change in terms of two customer contracts acquired with the HPE Software business assets, which resulted in a loss in total Maintenance revenue on these contracts. We do not anticipate any more such contracts as the majority of acquired contracts have already been through one renewal cycle.

Similarly, the management actions to exit non-core revenue drove the 14.6% decline in Consulting revenue.

— 12 months ended 31 October 2019
— 12 months ended 31 October 2018

* The trends discussed in this section are presented before the impact of the deferred revenue haircut.

** The prior year comparatives have been restated to reflect the reorganisation of the LATAM operations from North America (previously named "Americas") to International (previously named "EMEA"). This restatement ensures consistent revenue trend reporting.

*** See page 167 for underlying data for the 12 months ended 31 October 2019.

SECURITY

CONSTANT CURRENCY
$m


750
500
250
0
-13.1%
-5.4%
-0.8%
-29.0%
Licence
Maintenance
SaaS & other recurring
Consulting

INFORMATION MANAGEMENT & GOVERNANCE ("IM&G")

CONSTANT CURRENCY
$m


750
500
250
0
-11.7%
-6.8%
-14.1%
-29.2%
Licence
Maintenance
SaaS & other recurring
Consulting

APPLICATION DELIVERY MANAGEMENT ("ADM")

CONSTANT CURRENCY
$m


750
500
250
0
-4.2%
-3.3%
-8.1%
-41.9%
Licence
Maintenance
SaaS & other recurring
Consulting

Licence revenue declined by 13.1% in the 12 months ended 31 October 2019, albeit with an improvement in the second half of the financial year. The Licence revenue decline is due to two primary factors. Firstly, the product group experienced significant levels of sales force attrition which was then secondly compounded by corrective actions made to product roadmaps within the portfolio, which will initially be disruptive to revenue. The improvements we have made are well progressed in these areas, but will take time to flow through to pipeline and revenue.

Following the Strategic & Operational Review, we intend to make additional strategic investments in the Security portfolio during financial year 2020, in order to stabilise the revenue performance.

Maintenance revenue declined by 5.4% in the 12 months ended 31 October 2019 and was driven in part by the disposal of Atalla.

Consulting revenue declined by 29.0% over the same year driven by a reduction in Licence revenue combined with the deliberate managed actions discussed earlier in this report.

Licence revenue declined by 11.7% in the 12 months ended 31 October 2019.

Maintenance and Consulting revenues declined 6.8% and 29.2% respectively. In addition, SaaS revenue declined 14.1% year-on-year due to a deliberate reduction in revenue generated from managed services offerings within the product group.

The IM&G division includes our Vertica offering, which currently relies on large one-off licence deals, which results in a revenue profile that can be inconsistent period-on-period due to timing of significant deals. In the 12 months ended 31 October 2019, the product teams have improved the offering to allow Vertica to be sold on a subscription basis.

This road map re-engineering is important as it will allow our customers the option of a consumption model and develop a growing recurring revenue base which is expected to supplement large licence deals.

Licence revenue declined by 4.2% in the 12 months ended 31 October 2019.

SaaS and other recurring revenues declined by 8.1% in the 12 months ended 31 October 2019. The ADM product group operates within a market which is transitioning to SaaS at a faster rate than other parts of the portfolio. In the current financial year, we have offered customers the choice of consumption model with products available in both traditional licence and maintenance or SaaS offerings. The work undertaken on the strategic and operational review has indicated this market will continue to transition this way and as such, we intend to transition the portfolio to a subscription model over the coming financial years.

Work will be undertaken to transition parts of the ADM portfolio to a subscription model in the 12 months ending 31 October 2020, however no material incremental substitution in revenue is anticipated until the 12 months ending 31 October 2021.

Maintenance revenue declined by 3.3% year-on-year. Consulting revenue declined by 41.9% driven by our decision to refocus execution to be in support of consulting engagements that drive other revenue streams.

INTERNATIONAL


1
2
3
4

	31 October 2019	% change 31 October 2018
1. Licence	295.0	(18.4%)
2. Maintenance	766.0	(3.2%)
3. SaaS & other recurring	59.9	(7.3%)
4. Consulting	112.3	(12.6%)
Total	**1,233.2**	(8.4%)

NORTH AMERICA


1
2
3
4

	31 October 2019	% change 31 October 2018
1. Licence	385.8	0.6%
2. Maintenance	1,074.0	(9.4%)
3. SaaS & other recurring	206.1	(11.7%)
4. Consulting	77.2	(32.1%)
Total	**1,743.1**	(9.0%)

ASIA PACIFIC & JAPAN


1
2
3
4

	31 October 2019	% change 31 October 2018
1. Licence	119.2	1.3%
2. Maintenance	217.6	0.2%
3. SaaS & other recurring	13.7	(18.3%)
4. Consulting	28.4	(20.2%)
Total	**378.9**	(2.1%)

Regional revenue performance (versus constant currency comparatives)
Within the 12 months ended 31 October 2019, the revenue performance has shown a decline across all three regions, which were all impacted by the issues outlined earlier in this report as illustrated below.

Within North America, the decline in Maintenance was impacted by the disposal of Atalla and selling to the US Government via a strategic partner rather than directly to the customer. If you exclude the impact of these items, North America Maintenance declined by approximately 7.0%, however, this region was impacted by the legacy HPE issues as outlined earlier in this section.

Adjusted EBITDA performance (versus constant currency comparatives)
The Group generated an Adjusted EBITDA of $1,362.5m in the 12 months ended 31 October 2019, at an Adjusted EBITDA Margin of 40.7%. This represents a 2.0ppt increase in Adjusted EBITDA Margin between the periods.

The ability to drive operational efficiencies within the two businesses via integration was a key thesis for the HPE Software business deal and remains a strategic priority of management. Total costs on a constant currency basis within the Micro Focus Product Portfolio in the 12 months ended 31 October 2019 were $1,985.9m. This reflects a reduction of $228.5m on the comparable period to 31 October 2018.

Alongside this cost reduction, we continue to work on multiple transformation projects to simplify and standardise our systems and processes, including a new IT system to run more streamlined business processes. These projects remain on target for completion during calendar year 2020. Once this work is complete, we anticipate the opportunity to realise further efficiencies across our centralised Finance, HR, IT and Legal functions, allowing for further cost reductions in the future.

As mentioned above, whilst we are still targeting structural cost reductions for the future, the rate at which costs are taken out will reduce to enable focused investment in certain products and Go-To-Market.

As outlined within the Chief Executive's Strategic review, the Strategic & Operational Review has highlighted the need for Investments in our Security and Big Data products. We also today announce a Go-To-Market transformation where we will be increasing the number of front line sales people in the Company. These investments will total $65m to $75m and as such will have an unfavourable impact on the Adjusted EBITDA margin in the short-term before driving incremental revenue and profit in future accounting periods.

* The trends discussed in this section are presented before the impact of the deferred revenue haircut.
** The prior year comparatives have been restated to reflect the reorganisation of the LATAM operations from North America (previously named "Americas") to International (previously named "EMEA"). This restatement ensures consistent revenue trend reporting.

MFI CASH GENERATION

The Group's Consolidated statement of cash flows is presented on page 125. The table presented below focuses on those items which specifically relate to the Group's free cash flow, which is considered to be a Key Performance Indicator ("KPI") of the Group. The Group's KPIs are found on page 24.

	12 months ended 31 October 2019 (audited) $m	18 months ended 31 October 2018 (audited) $m	12 months ended 31 October 2018 (unaudited) $m
Cash generated from operations before working capital	**1,177.5**	1,711.3	1,191.2
Movement in working capital	**(121.2)**	(287.0)	(39.6)
Cash generated from operations	**1,056.3**	1,424.3	1,151.6
Interest payments	**(227.1)**	(301.8)	(219.5)
Bank loan costs	**–**	(101.2)	(10.8)
Tax payments	**(167.4)**	(99.5)	(79.0)
Purchase of intangible assets	**(29.3)**	(92.1)	(56.5)
Purchase of property, plant and equipment	**(56.3)**	(40.1)	(30.2)
Free cash flow	**576.2**	789.6	755.6

In the cash flow analysis presented above, the results for SUSE are included for the entire period in the 12 and 18 months ended 31 October 2018, but are only included for four months to 28 February 2019 for the 12 months ended 31 October 2019.

As a result, in the 12 months ended 31 October 2019, the Group generated $576.2m of free cash flow compared to $755.6m in the 12 months ended 31 October 2018. The decline in free cash flow year-on-year was primarily driven by increased tax payments from $79.0m in the 12 months ended 31 October 2018 to $167.4m in the 12 months ended 31 October 2019. The increased tax payments in the 12 months ended 31 October 2019 were due to the utilisation of tax attributes, which reduced cash tax, paid in the 12 months ended 31 October 2018.

The working capital outflow increased from $39.6m in the 12 months ended 31 October 2018 to $121.2m in the 12 months ended 31 October 2019. Despite a significant improvement in the collection of overdue trade receivable balances during the year, this was offset by cash outflows due to the timing of exceptional costs and deferred income which was partly due to the change in approach to US Government revenues. See consolidated statement of financial position on page 41 for further detail.

In addition to the corporate tax payments mentioned above, the Group also paid $264.6m in tax on profits following the disposal of SUSE. This payment is included within cash generated from investing activities and therefore excluded from the analysis above.

In the 12 months ended 31 October 2019, purchases of intangible assets (relating predominantly to software licences) totalled $29.3m compared to $56.5m in the 12 months ended 31 October 2018. In addition, purchase of property, plant and equipment increased from $30.2m to $56.3m over the same period.

Free cash flow for the 12 months ended 31 October 2020 will benefit from a reduction in exceptional costs, however this will be partially offset by increased tax payments as the Group has now utilised a number of significant tax attributes acquired with HPE Software (as mentioned above). Allowing for these factors, once the business is through the completion of system work, the business is capable of delivering a sustainable free cash flow in the region of $700m to $800m.

See page 133 in the Alternative Performance Measures for further detail of cash conversion.

The Group's Adjusted cash conversion ratio (defined as cash generated from operations divided by Adjusted EBITDA less exceptional items included within operating profit) for the 12 months ended 31 October 2019 was 95.3% compared to 105.7% in the 12 months ended 31 October 2018. Overall, the Group continues to anticipate annual Adjusted cash conversion rates of between 95% and 100% over the medium-term.

NET DEBT

As at 31 October 2019, net debt was $4,338.5m (31 October 2018: $4,253.5m). This represents a net debt to Adjusted EBITDA ratio as follows:

	12 months ended 31 October 2019 (audited) $m	12 months ended 31 October 2018 (unaudited) $m
Adjusted EBITDA*	**1,362.5**	1,529.6
Net debt	**(4,338.5)**	(4,253.5)
Net debt/Adjusted EBITDA ratio	**3.2 times**	2.8 times

* The Adjusted EBITDA for the 12 months ended 31 October 2019 is for continuing operations only, the comparatives include the discontinued operation.

The Group's net debt to Adjusted EBITDA ratio is 3.2 times as at 31 October 2019. The net leverage has increased in the year due to $540.0m of share buy-backs, of which $200.0m were paid from the residual amount remaining from proceeds of the SUSE transaction net of the $1.8bn Return of Value to shareholders and the $200.0m debt repayment with the remainder being paid from cash within the business.

The medium-term leverage target for the Group remains 2.7 times net debt to Adjusted EBITDA. The cash generation qualities of the business means the business has successfully increased leverage above this target in order to complete inorganic investment before returning to 2.7 times after each transaction.

As we have undertaken the Strategic and Operational Review, we have identified organic opportunities, which require similar investment. As a result, we now intend to repeat this leverage cycle to invest in the organic business before returning to our medium-term target in future financial periods.

The board will keep the appropriate level of debt under review and Micro Focus will be consistent in its policy of not holding surplus cash on the balance sheet.

The movements on the Group loans in the 12 months to 31 October 2019 were as follows:

	Term Loan B-2 $m	Term Loan B-3 $m	Seattle Spinco Term Loan B $m	Euro Loan $m	Total $m
At 1 November 2018	1,503.8	382.1	2,580.5	530.5	4,996.9
Repayments	(89.1)	(13.9)	(94.2)	(15.4)	(212.6)
Foreign exchange	–	–	–	(9.3)	(9.3)
At 31 October 2019	**1,414.7**	**368.2**	**2,486.3**	**505.8**	**4,775.0**

In the 12 months ended 31 October 2019, the Group repaid $212.6m of term loans of which $200.0m was repaid on the completion of the SUSE divestment. This early repayment means that the Group has no mandatory repayments payable until the first tranche of the debt matures in November 2021.

In addition to the term loans and cash reserves, the Group has access to a $500m revolving credit facility, which has remained undrawn throughout the financial year.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

The Group's Consolidated statement of financial position is presented on page 142. A summarised version is presented below:

	31 October 2019 $m	31 October 2018 $m
Non-current assets	12,846.7	13,720.5
Current assets	1,448.1	1,917.6
Current assets classified as held for sale	–	1,142.5
Total assets	14,294.8	16,780.6
Current liabilities	1,802.0	2,010.4
Current liabilities classified as held for sale	–	437.7
Non-current liabilities	6,216.5	6,540.5
Total liabilities	8,018.5	8,988.6
Net assets	6,276.3	7,792.0
Total equity attributable to owners of the parent	6,275.0	7,791.0
Non-controlling interests	1.3	1.0
Total equity	6,276.3	7,792.0

The net assets of the Group have decreased from $7,792.0m to $6,276.3m between 31 October 2018 and 31 October 2019.

In the year, the key movements were as follows:

- Non-current assets decreased by $873.8m to $12,846.7m primarily due to the net decrease of other intangible assets of $687.0m as a result of the annual amortisation charge;
- Current assets decreased by $469.5m to $1,448.1m driven by a reduction in trade and other receivables of $239.1m and a decrease in cash and cash equivalents of $265.2m. Trade and other receivables decreased due to a reduction of aged receivables of $100.8m and a reduced current balance of $111.4m. The reduction in aged receivables has been a key focus of the finance team in the financial year and an important part of the on-going stabilisation of the business and mitigation of potential risk on the balance sheet;
- Current assets and liabilities classified as held for sale as at 31 October 2018 reflects the assets and liabilities of the SUSE business segment, which were disposed of in the year. Following the disposal the Group returned $1.8bn of proceeds to shareholders and completed $540m of share buy-backs;
- Current liabilities decreased by $208.4m, primarily due to a $65.9m reduction in trade and other payables driven by the bonus provision reducing to nil during the year and a $88.8m decrease in contract liabilities (deferred revenue) balance due to the decline in maintenance revenue; and
- Non-current liabilities decreased by $324.0m to $6,216.5m, primarily due to the repayment of term loans in the year.

OTHER FINANCIAL MATTERS

IFRS 15 "Revenue from contracts with customers"

The Group adopted IFRS 15 "Revenue from Contracts" ("IFRS 15") from the transition date of 1 November 2018. Under the IFRS 15 adoption method chosen by the Group, prior-year comparatives are not restated to conform to the new policies.

Consequently, the year-over-year change of revenue and profit in the year to 31 October 2019 has been impacted by the new policies. IFRS 15 increased revenue by $16.1m in the 12 months ended 31 October 2019.

IFRS 16 "Leases"

The Group is required to adopt IFRS 16 "Leases" from the transition date of 1 November 2019. We currently estimate that IFRS 16 will increase Adjusted EBITDA by between $70.0m and $80.0m for the 12 months ended 31 October 2020 and net debt by approximately $200.0m as at 31 October 2020.

These estimates reflect the current lease positions of the Group as at the date of this report. The actual impact on the results for the year ended 31 October 2020 and statement of financial position at 31 October 2020 will depend on factors that may occur during the year. These include new leases entered into, changes or reassessments of the Group's existing lease portfolio and changes to exchange rates or discount rates.

CONTRACTUAL CASH OBLIGATIONS

The following table reflects a summary of obligations and commitments outstanding as of 31 October 2019:

	Payment due by period				
	Less than 1 year $m	1-3 years $m	3-5 years $m	After 5 years $m	Total $m
Debt principal repayment	–	1,431.7	3,343.3	–	4,775.0
Interest payments on debt	209.2	360.6	235.7	–	805.5
	209.2	1,792.3	3,579.0	–	5,580.5
Finance leases	11.8	10.8	0.9	–	23.5
Operating leases	78.6	123.6	61.4	37.6	301.2
	299.6	1,926.7	3,641.3	37.6	5,905.2

DIVIDEND

The Group proposes a final dividend of 58.33 cents, taking total dividend per share to 116.66 cents for the period. The Group's dividend policy remains unchanged at two times covered by the adjusted earnings of the Company, of which one third will be paid as interim and two thirds as final.

The dividend will be paid in Pound Sterling equivalent to 44.53 pence per share, based on an exchange rate of £1 = $1.31, the rate applicable on 03 February 2020, the date on which the board resolved to propose the dividend. Subject to approval by shareholders, the dividend will be paid on 7 May 2020 to shareholders on the register at 14 April 2020.

Brian McArthur-Muscroft
Chief Financial Officer
3 February 2020

The context for the assessment
In accordance with provision C.2.2 of the Code, the directors have assessed the prospects of the Company over a period significantly longer than 12 months. The directors' assessment of the prospects of the Group covers a four year period. This period has been selected as it is consistent with the Group's forecast resulting from the Strategic & Operational Review. The Group's business model and outcome of the Strategic & Operational Review are central to an understanding of its prospects, and details can be found on pages 12 to 21.

The assessment process and key assumptions
Strategic plan:
The Group's prospects have primarily been assessed through the Strategic & Operational Review of the business performed in the period. This review is the most extensive review of our business undertaken since 2011 and has involved a leading investment bank and external strategic and operational consultants. The scope of the review is comprehensive with focus on both identifying and addressing root cause issues in operational execution and evaluating a broad range of strategic, operational and financial alternatives available to the Company. The output resulted in a multi-year full operating model with multiple strategic scenarios considered. An updated FY20 budget and subsequent three-year forecast reflecting the outputs of the review was agreed at the February 2020 board meeting.

The overall strategy includes:

- Flat to low single digit revenue growth in the medium-term in the Micro Focus Product Portfolio;
- Cost savings being achieved each year; and
- Refinancing of the Group's debt currently due for repayment between two and three years' time (see note 20 for further details).

Assessment of viability
Although the forecasts from the Strategic & Operational Review represents the directors' best estimate of the future prospects of the business, they have also tested the potential impact on the Group of a number of scenarios over and above those included in the review, by quantifying their financial impact and overlaying this on the detailed financial forecasts resulting from the review. These scenarios take into account the principal risks as set out in pages 54 to 63, covering a four-year period. These scenarios include the combined and cumulative effect of various 'severe but plausible' circumstances that the Group could experience, including:

- Revenue decline in the Micro Focus Product Portfolio;
- Adjusted EBITDA and Adjusted EBITDA Margin decline; and
- Reduced operating cash conversion.

In making their assessment, the board considered the Group's liquidity over the four-year period and its ability to generate sufficient cash to meet its liabilities under current borrowing arrangements and its ability to refinance the borrowings which mature between two and three years time (see note 20 for further details). In assessing liquidity, the board also considered the reported net current liability position at 31 October 2019. This is the result of advance billing for services which is required to be recognised as a contract liability (see note 23 for further details). The cost of delivering these services is fully included in the Group's forecast and the 'severe but plausible' scenarios.

The results of this stress testing showed that the Group would be able to withstand the impact of these scenarios occurring over the next four years by making adjustments to its operating plans within the normal course of business.

The Group also considered a number of scenarios that would represent serious threats to its liquidity. None of these were considered to be plausible.

Viability statement
Based on their assessments of prospects and viability above, the directors confirm that they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the next four-year period ending 31 October 2023.

Going concern
The directors also considered it appropriate to prepare the financial statements on the going concern basis, as explained in Accounting policies to the financial statements.

OVERVIEW

Today every company has the opportunity to make a difference not just to the lives of their own employees by creating an inclusive and empowering work environment, but also to the communities in which they live and work.

Our commitment to Corporate Social Responsibility ("CSR") and Environmental, Social and Governance ("ESG"), herein referred to in the combined form as CSR, covers every aspect of our business; from how we play our part in shifting to a lower carbon economy and reducing the effects of climate change, to how we manage relationships with employees, suppliers, customers and local communities, through to the governance of our leadership team, executive pay, audits, internal controls, and shareholder rights.

Social responsibility is a core value at Micro Focus and shapes our behaviours, decision making, and culture across all our employees. As the Company closed out the prior 12 months ending 31 October 2019, it launched Micro Focus INSPIRE.

Micro Focus INSPIRE is a global framework that the Company has put in place to help amplify and align both current and future efforts. This framework ensures there is a continuing commitment to behaving responsibly and contributing to economic development while improving the quality of life of our workforce and their families, as well as those of our local communities and society. Micro Focus INSPIRE will also serve as a means by which to more effectively measure the impact of the Company's efforts so that shareholders, employees and customers can see the added value being driven by this initiative.

There are five pillars that make up Micro Focus INSPIRE with Genefa Murphy, Chief Marketing Officer and Ian Fraser, Chief Human Resources Officer acting as the executive sponsors. Both were actively involved in the strategic development of the programme as well as its on-going stewardship.

The governance model of the CSR programme was reviewed in the 12 months ended 31 October 2019. The CSR committee at Micro Focus is responsible for ensuring that the Company has a fit for purpose CSR programme and supporting policies in place in line with legislation, our goals and aspirations. Reporting to the board, the executive committee is chaired by senior independent non-executive director Karen Slatford.



THE FIVE PILLARS OF MICRO FOCUS INSPIRE

Behaving responsibly and contributing to community economic development

Our five pillars	Our commitment
EMPLOYEES	Our commitment to treating employees with respect and being a great place to work
MARKETPLACE (customers, partners & suppliers)	Our commitment to being a great company to do business with
ETHICS & VALUES	Our commitment to doing business the right way with trust and integrity
ENVIRONMENT & SUSTAINABILITY	Our commitment to reducing our environmental impact
COMMUNITY & SOCIAL IMPACT	Our commitment to helping equip communities with the skills to thrive in the digital future

1. EMPLOYEES

We have increased our focus on employee engagement & experience, new employee onboarding, talent & development enablement, reward & recognition, and inclusion & diversity priorities. Our aim is for this to be a key differentiator for Micro Focus. Creating a unified culture where employees are informed, engaged and equipped to deliver their best work for our customers and each other is critical. We have made progress on this through our four culture drivers: Focus on the Customer, Team and Teaming, Decide and Act, Learn and Adapt, and we continue to iterate and improve.

Employee engagement & experience
Employee feedback is valued and important at Micro Focus. This year we launched our first integrated all-employee survey, MyVoice, which allowed every employee to have a voice by providing their candid, anonymous feedback and comments. With a 91% participation rate, our employees exceeded the industry benchmark by 2%. Leaders, equipped with unique data views via dashboards, have made commitments to specific improvements, both at the Company and individual team levels, based on survey results. Progress is regularly reported with on-going actions implemented. One of our focused Company-level actions resulting from the survey was to ensure that employees understand the purpose and the mission of Micro Focus. Some initiatives include:

- Created a shared Company narrative, called the Micro Focus Advantage, to assist new hires and employees and customers in understanding our products and the unique approach Micro Focus takes in our marketplace, bridging now and next;
- Launched a new, harmonised intranet, InFocus, to inform and engage employees with the latest Company news, poll opportunities, blogs, tweets, and updates on key initiatives; and
- Implemented the virtual Leader Connect series to share information with people leaders worldwide, engaging them to own and cascade information to their teams.

New employee onboarding
An Onboarding steering committee was established to ensure a consistent, positive and engaging end-to-end onboarding experience, maximising and accelerating employee productivity and a sense of belonging. Results include:

- Improved IT infrastructure and support, including a standardised IT onboarding process, easy to complete request form for PC, peripherals and application access, and personal IT session with new hires on day one;
- Dedicated HR and IT help desks for new employees and hiring managers; and
- Comprehensive training, communications and checklists on an enhanced onboarding portal.

Talent & development enablement
We invested in the careers of our employees in FY19 through four key pillars – Career Centre, Employee and Manager 1:1 Conversations, Talent & Development, and Internal Mobility.

In each of these we provide employees and leaders with robust resources, learning and development tools, and solutions to enable performance and engagement.

Career Centre
- Launched a new Company-wide Career Centre portal with access to career resources for career planning, development, and support for manager and employee 1:1 career conversations.
- Implemented Workday functionality to help employees manage their career profile, goals and development actions.

Employee and Manager 1:1 Conversations
- Evolved our approach to 1:1 conversations to remove performance ratings, simplify the process, and focus on forward-looking, meaningful, development-driven conversations.
- Implemented Workday functionality to include guided questions for employees and managers to enable focused 1:1 conversations, feedback, goal-setting, and career development.

Talent & Development
- Launched a new talent and succession strategy, consistent approach and resources.
- Created talent strategies such as coaching, assessment, and learning solutions for the development of critical roles, key executive level positions, and potential successors.
- Implemented Employee Development, External Development, and Tuition Assistance policies to support career growth and opportunities to compete with changing market and business requirements.
- Provided an employee learning portal offering 24x7 access to thousands of on-demand, digital learning, covering leadership, technology, sales, business and professional topics.
- Offered a full suite of virtual instructor-led training for managers and employees worldwide, including First Line Manager training to 250 newer leaders.
- Provided a toolkit for executive development with recommended solutions.

Internal Mobility
- Launched a new internal mobility solution to improve the experience for Micro Focus employees to search for and apply for jobs, and refer qualified colleagues for open positions.
- Provides recruiters with access to quick identification of internal candidates and increases hiring through referrals.

KEY HR METRICS AT 31 OCTOBER 2019

EMPLOYEES WORLDWIDE

12,077

Total number of permanent employees worldwide – 12,077 regular active employees (31 October 2018: 13,879)

FEMALE EMPLOYEES WORLDWIDE

29.3%

Female employees worldwide – 3,539: 29.3% (31 October 2018: 3,846: 27.7%)

FEMALE EMPLOYEES IN SENIOR MANAGEMENT WORLDWIDE

20%

Female employees in senior management worldwide – 89: 20% (31 October 2018: 85: 16.8%)

FEMALES IN GOVERNANCE BODY

50%

Females in governance body – four out of eight directors: 50%. Including Company Secretary: 55.5% (31 October 2018: four out of nine: 44.4%)

Reward & recognition

An interim bonus for the performance in the six months up to 30 April 2019 was paid to 9,452 eligible non-commissionable employees in July 2019.

The global ESPP scheme and Sharesave schemes in the UK and Ireland were introduced in March 2018. In February 2019, the final phase of the roll-out was completed to include all countries in which Micro Focus operates. These schemes are now active across 44 countries, covering 100% of our eligible employees worldwide. The overall participation rate is 22% of eligible employees – up from 20.4% in FY18.

Inclusion & diversity

As an equal opportunity employer, we ensure that no applicant or employee receives less favourable treatment on the grounds of gender, age, disability, religion, belief, sexual orientation, marital status, or race. Leadership accountability and commitment to Inclusion & Diversity ("I&D") are strong and crucial to business success.

Nine Employee Resource Groups ("ERGs") are active globally that represent all aspects of I&D. The Company supports key industry partnerships and celebrates events such as World Mental Health Day, LGBTQ+ Spirit Day, Black History Month, and International Women's Day, just to name a few.

Whilst we have made improvements in gender balance across all levels of the Company, there is more work to do in attracting, recruiting, developing and retaining diverse talent.

With the on-going commitment of our leadership team at Micro Focus, we will continue to improve gender balance and diversity at all levels across our Company with key initiatives that further promote inclusion and diversity globally.

Micro Focus continues to strive for a diverse range of candidates for new and existing roles, with a significant focus during the period on improving the quality of Primary Quota Carrying ("PQC") hiring and capacity of our sales team.

Investing in talent is key. In particular, the Company has made progress in developing female talent through various global learning opportunities, conferences and networking, both internally and externally. As an example, in the sales organisation we launched an internal development programme inviting 50 top talent women globally to improve their leadership skills, and to provide opportunities for cross-company networking.

Micro Focus provides I&D resources through our key industry partnerships including Diversity Best Practices, Professional Business Women of California, Girls in Tech, Grace Hopper and Inclusive Tech Alliance. In addition, we are actively participating in external industry benchmarks, i.e. Gender Pay Gap and Hampton-Alexander Review.

Non-financial information statement

The Group has complied with the requirements of s414CB of the Companies Act 2006 by including certain non-financial information within the Strategic report. This can be found as follows:

- Information in relation to environmental matters, employees, social matters, in respect of human rights, anti-corruption and anti-bribery, together with policies in respect of the same are contained within this section of the Annual Report;
- Business model on pages 18 to 21;
- Where principal risks have been identified in relation to any of the matters listed above, these can be found on pages 57 to 62 including description of the business relationships, products and services which are likely to cause adverse impacts to those areas of risk, and a descriptions of how the principal risks are managed;
- All KPIs of the Group, including those non-financial indicators, are on pages 24 to 27; and
- References to, and additional explanations of, amounts included in the Company's annual accounts are incorporated within the Chief Financial Officer's report on pages 28 to 42.

2. MARKETPLACE

Customers, partners & suppliers
By the very nature of our business strategy, solutions and services, Micro Focus helps organisations realise business and societal value through optimising resources and lowering their energy impact. Here are just a few examples:

Cerner

Cerner, a leading supplier of health information technology solutions and services, helps healthcare organisations – ranging from single doctor practices to entire countries – and the pharmaceutical and medical device industries, deliver improved healthcare and better outcomes. Based on past treatments and powered by Vertica, Cerner's database of patient records enables clinicians to make recommendations with a greater likelihood of success, resulting in healthier clients.

The James Hutton Institute

The James Hutton Institute is a world-leading scientific organisation based in Scotland, UK, delivering fundamental and applied science to drive the sustainable use of land and natural resources and help tackle global challenges. With Micro Focus Service Management Automation X, the Institute can now deliver a more efficient and transparent service to organisations and governments to enhance sustainable environmental, social and economic development and deliver practical solutions for a shared future.

The US Department of Energy (DOE) Office of Legacy Management (LM) is committed to ensuring post-closure responsibilities from legacy sites associated with World War II and the Cold War are met. This legacy includes radioactive and chemical waste, environmental contamination and hazardous material at over 100 sites across the USA. With Micro Focus Content Manager and Micro Focus ControlPoint, LM has introduced a user-friendly electronic records system that's light on administration and IT support, to create a single source of authority to better manage information assets in accordance with its stated goal to "preserve, protect, and share records and information".

pulselight

Pulselight, a leader in healthcare analytics, is using Vertica Analytics Platform to fight against the opioid abuse epidemic and its cost to human life in Ohio, US. Advanced and predictive data analytics illuminates the intelligence hidden in data, helping the team identify and predict high-risk providers, pharmacies and patients. Early intervention means Pulselight users can connect at-risk patients with education, training, treatment, wellness programmes and substance abuse services to improve the quality of care, reduce costs and, ultimately, save lives. Micro Focus launched a revised Partner Code of Conduct and a Supplier Code of Conduct in 2019, to ensure that both partners and suppliers adhere to the Company's high standards of doing business.

3. ETHICS & VALUES

Our aspiration is to be a vendor with the highest level of ethics in how it treats its employees and does business with partners, customers and suppliers.

To that end, and to ensure the Company is compliant with new legislation, where relevant, a number of new and updated policies were rolled out over the year, including:

- Talent Acquisition
- Employee Volunteering
- Employee Development, External Development & Tuition Assistance
- Equal Opportunities
- Anti-Harassment & Anti-Bullying
- Environmental, Health & Safety
- Global Human Rights
- Gifts & Hospitality
- Modern Slavery
- Code of Conduct
- Data Privacy
- Partner Code of Conduct
- Supplier Code of Conduct
- Departing Micro Focus

Code of Conduct training was delivered globally with face-to-face Anti Bribery and Corruption training being delivered to 1,100 employees across 28 sessions in jurisdictions with an increased risk. To ensure that the training was effective PwC conducted follow up testing to understand knowledge and awareness. General Data Protection Regulation ("GDPR") training was also delivered to multiple functions within the Company and a Privacy Champions network established.

Our values guide our behaviour, actions and help define our culture.

Focus on the Customer: Put the customer at the core of all we do whether they are internal or external

We put our customers, both internal and external, at the core of everything we do.

We listen to understand our customers' needs and challenges, and make working with us easy.

We provide solutions that solve customers' business issues and support their digital transformation.

We deliver customer centric innovation to bridge existing and emerging technologies.

We enable our customers to extract a return from prior investments and protect what is valuable to them.

Team and Teaming: Do your job as a team and hold each other accountable

Everyone of us has a valued voice. What each of us do and say matters.

We treat each other, our customers and partners with respect, recognising success.

We value the openness, inclusion, and diversity of our people, resulting in better decision making and outcomes.

We team together and hold each other accountable to do our own job and allow others to do theirs.

Our uniqueness helps us execute and win together as one nimble, connected, global team.

Decide and Act: Be confident to make the call based on imperfect information

We deal with ambiguity and have the courage to decide and act on the available.

We win in the right way, balancing short- and long-term plans and by getting it done and doing it right.

We have the discipline and focus to do what we say we're going to do, as individuals and as a team.

We prioritise to achieve our goals.

We go the extra mile, align with each other, and focus on the outcome.

Learn and Adapt: Continuous improvement is the goal, not perfection

We demonstrate action over perfection.

We simplify, remove bureaucracy, and work to continuously improve, balancing weight and scale with agility, speed and efficiency.

We invest in our skills and seek feedback from others to continuously improve.

We take appropriate risks, and learn and adapt when we make mistakes.

We do what is ethical and right for the business today while continuing to build for tomorrow.



4. ENVIRONMENT & SUSTAINABILITY

Environment
Micro Focus products and services help customers to reduce their carbon footprint and adopt carbon friendly IT strategies by enabling greater efficiency and longer life from existing technology and equipment. In turn, Micro Focus continues to develop its own policies to record, monitor and achieve improvements in its own carbon footprint.

Micro Focus' energy conservation is focused on energy efficiencies to drive down total energy consumption. The importance of reducing energy consumption levels is underlined within the Group by sharing data and seeking employee guidance on how to reduce our consumption within the boundaries of our operational control. For example, all staff are encouraged to turn off all electrical equipment at weekends and over the holiday periods – a scheme which has been adopted worldwide.

In the last reporting year we extended our partnership with the Carbon Trust and completed Phase 2 of the UK Energy Savings Opportunity Scheme ("ESOS"). We are pleased to update that this year we were able to continue our support for the Carbon Disclosure Project (CDP). This year's submission is the first comparison against our re-baselined year of 12 months ended 31 October 2018.

Although the results are not available at the time of writing this report we are confident that we will have achieved an improved CDP score from previous submission. Furthermore, we are even more encouraged to be able to report that over 70% of our locations achieved a year-on-year reduction of over 1%. We continued to use all audit and report findings in our energy roadmap for driving down our carbon output during the year ended 31 October 2019.

Our offices
The Global Real Estate (GRE) team has made further improvements across all locations either by moving to more modern and efficient office environments or by improving the office environments already in use. Part of Micro Focus' decision making process when sourcing locations is to identify LEED ratings wherever possible. We continue to choose office buildings with LEED ratings toward the top end of the ratings, sourcing Silver, Gold and Platinum sites. Micro Focus now manages a building LEED register and we are actively working with landlords to help them improve their performance.

Micro Focus has continued its investment in capital carbon projects to further improve the reduction in emissions. Micro Focus is proud to say that its world headquarters in Newbury has now fully converted to LED and projects in our other owned and leased sites are budgeted for in the 12 months ended 31 October 2020.

Building on previous success in reducing environmental emissions, Micro Focus continued its commitment to the Carbon Trust engaging early in the ESOS Phase 2 audit scheme. With all of the qualifying sites audited, Micro Focus will be coordinating at site level, an energy strategy to deal with any actions required to bring sites up the standard set by the corporate headquarters in Newbury.

Datacentre power programme
Despite the increase in the size of the Group, further progress has been made continuing the consolidation of the Datacentre power programme, thereby improving efficiencies and reducing cost and overall consumption across the Group. Micro Focus will continue to reduce the quantity of dedicated server "environments" across the wider Group to significantly lessen the footprint impact.

Switching to renewable energy providers
Micro Focus has continued its strategy wherever possible, to renew energy contracts with suppliers who provide higher ratios of renewable or cleaner energy. During the 12 months ended 31 October 2019, Micro Focus has switched all of its supply in Ireland to 100% renewable sources, on top of delivering a year-on-year reduction in consumption.

Electronic product distribution
On-going commitment to promote electronic product distribution has delivered the Group's highest ever result for the year. In the 12 months ended 31 October 2019, 98.81% of software products were distributed electronically, with just over 1% delivered to customers via physical distribution.

Greenhouse Gas Emissions ("GGE")
For this reporting year we have maintained our methodology for reporting Scope 1 and Scope 2 emissions. The methodology has been expanded to account for not only carbon dioxide but also methane and nitrous oxide. This reporting period showed an increase in emissions. The three main contributing factors were as follows: in Bangalore we consolidated large numbers of staff from non-metered energy sites into metered consumption sites; secondly, an increase in access to data for the recently acquired data centre in Provo; and lastly, we saw the full year impact of the previous consolidation of the racks which were transitioned to this site in the previous reporting period.

This section includes Micro Focus' mandatory reporting of GGE pursuant to the Companies Act 2006 (Strategic Report and Directors Report) Regulations 2013.

Reporting year
The Green House Gas ("GHG") reporting period is the same as Micro Focus' fiscal period being 1 November 2018 to 31 October 2019.

Organisational boundary and responsibility
In accordance with the definitional requirements of the "regulations", in respect of emissions for which Micro Focus is responsible, emissions data is reported using an operational control approach to define the organisational boundary.

All material emission sources over which Micro Focus deems to have operational control are in scope. These sources are defined as the purchase of electricity, heat, steam or cooling for the operation of facilities and the combustion of fuel for that operation of facilities. Processes are being established to track other sources of emissions such as commercial flights for business travel, which is not presently covered in this data.

Methodology

The methodology used to calculate emissions is based on the most current set of regulations published by the Department for Environment and Rural Affairs ("DEFRA"). In this reporting period our emissions have been calculated solely using DEFRA's published conversion tables.

Scope of reporting emissions

Micro Focus' operational footprint reduced over the reporting period. Micro Focus will continue to adopt best practice across the entire real estate, with further capital investment in "green" projects and targeted employee communications focused on reducing emissions.

The Company has continued to implement the same systems and processes that heritage Micro Focus used in the past to have these operational across the entire organisation. This work is helping with the ability to monitor and report on year-on-year comparisons going forward. Actual consumption data has been used where available.

During the year ended 31 October 2019, Micro Focus partnered with Schneider Electric to further develop our Energy Management System and monitor and review the energy across the global estate.

Micro Focus reports emissions data on all locations where available, irrespective of the size of the Micro Focus facility. For smaller locations where no such data is available from managed serviced offices, or where Micro Focus is part of a multi-tenant occupancy building, or where staffing levels are less than 10, the mean average per head is extrapolated out from all other locations.

Intensity ratio

To achieve a global picture of emissions, while recognising that not all locations can be in scope, an intensity ratio of CO_2 per tonne/per head has been used. As not all entities are revenue generating and not all can calculate emissions, this ratio should demonstrate a more comprehensive assessment.

2019 targets

During the 12 months ended 31 October 2019, despite the complexities of the increased operational boundaries, Micro Focus continued its commitment to deliver its target of achieving year-on-year reductions of emissions.

During this reporting year we have continued our commitment to the Carbon Trust. We have maintained our capital budget for investment in energy saving initiatives to help us drive further reductions. We continued to raise awareness locally across all sites.

Year-on-year comparisons for energy consumed and carbon emissions

	FY19	FY18	Change %
Total energy consumption (metered) MWhrs	**60,941**	45,817	33%
Energy consumed (metered) KWhrs per employee	**11,583**	10,487	10%
GHG emissions (tonnes e-CO_2)	**30,688**	12,756	141%
GHG emissions per employee (tonnes e-CO_2)	**5.83**	2.92	100%
Total estimated GHG emissions (Ktons e-CO_2)	**70.4**	51.9	36%

Locations and approach taken:

Actual emissions data used – Bangalore x3 (India), Barcelona (Spain), Beijing (China), Belfast (UK), Cambridge (US), Cambridge (UK), Dubai (UAE), Dublin (Ireland), Düsseldorf (Germany), Ennis (Ireland), Galway (Ireland), Haifa (Israel), Hanau (Germany), Hillsboro (US), Ismaning (Germany), Johannesburg (South Africa), Kiev (Ukraine), Leon (Spain), Linz (Austria), Milan (Italy), Mumbai (India), Newbury (UK), Paris (France), Pleasanton (US), Prague (Czech Republic), Provo (US), Santa Clara (US), Singapore (Singapore), Sofia (Bulgaria), Stockholm (Sweden), Troy (US) and Yehud (Israel).

The following locations are out of scope due to size and/or lack of availability of information:

Where the data is not available, the same intensity ratio is used for the location on a headcount basis. Average UK CO_2/head multiplied by headcount – Abu Dhabi (UAE), Aguadilla (Puerto Rico), Alphen den Rijn (Netherlands), Alpharetta (US), Amstelveen (Netherlands), Ariana (Tunisia), Austin (US), Ballerup (Denmark), Bangalore (India), Beijing (China), Belfast (UK), Bellingham (US), Boeblingen (Germany), Bracknell (UK), Bucharest (Romania), Burlington (US), Canberra (Australia), Chennai (India), Chicago (US), Chongqing (China), Cluj x 2 (Romania), Costa Mesa (US), Dalian (China), Diegem (Belgium), Dornach (Germany), Dubai (UAE), Erskine (UK), Fort Collins (US), Galway (Ireland), Geneva (Switzerland), Gurgoan (India), Heredia (Costa Rica), Hong Kong (China), Houston (US), Istanbul (Turkey), Kuala Lumpur (Malaysia), Lisbon (Portugal), London (UK), Loveland (US), Madrid (Spain), Melbourne (Australia), Moscow (Russian Federation), Nagoya (Japan), New York (US), Osaka (Japan), Oslo (Norway), Ottowa (Canada), Paris x2 (France), Pittsburg (US), Plano (US), Prague (Czech Republic), Ratingen (Germany), Rockville (US), Rome (Italy), Rotterdam (Netherlands), São Paulo (Brazil), Seattle (US), Seoul (South Korea), Shanghai (China), Shenzhen (China), Sofia (Bulgaria), South Euclid (US), St. Albans (UK), Sydney (Australia), Taguig (Philippines), Tlaquepaque (Mexico), Taipei (Taiwan), Tokyo (Japan), Toronto (Canada) and Wroclaw (Poland).

All sub-let properties are out of scope for reporting purposes.

5. COMMUNITY & SOCIAL IMPACT

Micro Focus INSPIRE is our commitment to making a positive impact in the world. We are evolving and growing our social impact goals to focus on skills.

Communities must be equipped with the right skills to survive and thrive in our continually evolving digital future. From helping to provide basic education in developing countries and nurturing digital skills in advanced economies, to social mobility, inclusion and diversity, our aim is to ensure that no one is left behind.

With the benefits of artificial intelligence and automation widely recognised and these technologies becoming more deeply embedded into our lives, collectively we must ensure that those designing and building solutions must be representative of society.

Helping to address the lack of diversity in the technology industry will be a key focus, starting in the classroom right through to the workplace; engaging those who may find their roles disappear or evolve as more highly skilled jobs emerge.

Our partnerships and new employee volunteering programmes focus on learning and upskilling for our communities and employees spanning digital, lifelong learning and wellbeing skills.

Here are some examples:

Inspiring school children in rural communities
A team of employees from Micro Focus' Bangalore office drove five hours to spend the day with almost 300 children from seven schools in the rural village of Harave, Chamaranjanagar Taluk, in the district of Karnataka. With a literacy rate of just over 50% in Harave, and most of the community working in agriculture, the team emphasised the importance of attending school and getting a good education, while delivering much needed school supplies. Engaging local vendors and other schools ahead of time, the Micro Focus team had gathered donations including backpacks, notebooks, pens, pencils and entrance test textbooks for pre-university college students, and toys for the younger children.



Cracking the glass ceiling in Israel
Employee volunteers hosted a series of workshops throughout the year to introduce teenage girls to the world of technology and inspire them to consider careers in Science, Technology, Engineering & Math (STEM). The 9th grade students had the opportunity to create their very own app and hear from female role models about their career journeys. Conducted in partnership with Kol Israel Haverim (KIAH), a leading educational organisation in Israel, the aim of the project was to encourage girls to pursue an academic degree, preferably in STEM subjects.



Celebrating 40 years of academic excellence – the Technology Transfer Partner ("TTP") organisation
The TTP is an international group of individuals from schools, colleges and universities that use Micro Focus technology in their IT implementations. Founded 40 years ago by just three universities, the mission remains the same today – to connect members of the global technology community to foster honest, informed conversations to promote high-quality computing environments that advance the goals of academic institutions across the world.

The TTP has grown to be a comprehensive group of thousands of experienced and passionate education customers around the world who share information with each other, software developers and teams within Micro Focus. TTP members have considerable input into the Company's software development processes.

NISVARTHA
SPREAD THE LIGHT

TTP established the TTP Education Fund in 2017, and built subsequent partnerships with the Nisvartha Foundation and the Micro Focus India Development Centre. Together, the group aims to fund further education for children in India, as free education finishes at 16 and children are expected to work to support their families, regardless of their academic abilities.

Each year, the goal is to fund at least one additional child's education for five years, to degree level, so the student can earn well and help bring their family out of poverty. Sugandhini is one of the first students to join this programme and to start on her path to a degree in Computer Science Engineering. Through the work of the Nisvartha Foundation and our local mentors, we keep track of students during their educational career and offer the on-going support and mentoring required to help them achieve their goals. Micro Focus also funded a further 20 students in the year ending 31 October 2019.



The Tech She Can® Charter

Tech She Can
Micro Focus has become one of the latest signatories to the Tech She Can Charter, a group of organisations who have pledged to work together to tackle gender imbalance in the technology industry. The group, which launched in February 2018 following PwC's Women In Tech: Time to close the gender gap research, now consists of over 130 businesses of all sizes from industries including professional services, aviation, technology, banking, media and many others.

The Tech She Can Charter is a commitment by organisations to work together to increase the number of women working in technology roles in the UK. It aims to tackle the root cause of the problem at a societal level by inspiring and educating young girls and women to get into tech careers and sharing best practice across the organisations involved. Micro Focus has pledged to work on streams of activity together. These include:

- **Supporting policy** – Leading the diversity debate alongside educators and policymakers. Building relationships and raising awareness of the initiative with prospective supporters;
- **Enrich education** – Providing inspiring educational content for teachers, careers advisers, parents and pupils to bring the technology curriculum to life and show young people, especially girls, the possibilities that a career in technology can bring through Tech We Can – toolkits that are available to all UK schools; and
- **An image overhaul** – Profile inspiring and relatable role models to encourage children and young adults, especially girls, by showing the breadth of career opportunities available in technology.

Sarah Atkinson, Director of CSR at Micro Focus, commented: "Attracting and recruiting diverse talent is important for all industries but critical for technology. Those creating the software, upon which we all rely, must be representative of society. Micro Focus is committed to helping inspire young girls to consider tech careers and is proud to become a signatory of the Tech She Can Charter."

Hi-Tech HORIZONS

Hi-Tech Horizons
Another new collaboration in the year ending 31 October 2019 is with the Education Business Partnership (EBP), a not-for-profit Company, who have been bringing businesses and young people together for over 25 years to inspire our future workforce. Micro Focus has pledged its commitment to help reach 50,000 students over the next five years by joining the EBP's Hi-Tech Horizons programme bringing hi-tech businesses into schools, at critical times, to showcase careers that students might not have considered or even know exist. Micro Focus staff will lead interactive workshops engaging students and inspiring them about future careers in technology as well as the importance of digital skills in whatever career they pursue.

Spotlight on employees making a difference
Inspiring young minds

Tatyana Morkot, a lead technical author at Micro Focus, spent a day at Commonweal Secondary School in Swindon leading a series of Spotlight on Careers workshops for 100 15 year olds in the first year of their two year GCSE courses. Designed to inspire students about careers in technology, Tatyana also showcased the different skills employers in IT consider important, including teamwork and working to a deadline.

Said Tatyana: "It was great to chat with the children and discover that whilst some of them have already chosen what to study, many have no idea yet. Work experience is a great opportunity to experience the real world of work. Speaking to this age group reminded me of my time in high school and struggling with the choice of what to do after school. I am confident that they learned a bit more about the IT world and the exciting career opportunities available."

Alice Denton, a technical license specialist at Micro Focus, took part in a "Job Safari" careers event at Thatcham Park Primary School, near Newbury.

The event provided insight into different career options and pathways for the 50 ten and eleven year old students. The event gave the students a valuable opportunity to understand the variety of careers in different sectors, including technology, and helped widen their knowledge of the world of work.

Said Alice: "The children were really engaged in asking lots of questions about the business, what we do, how we sell, what inspires us – even how much we earn!"

Volunteering
To demonstrate the Company's commitment to social purpose, in May 2019, Stephen Murdoch announced the introduction of employee volunteering days. Full and part time employees can take one day to support a charity or community project of choice; and one day aligned to the Company's social purpose, ensuring society has the right skills for their digital future.

The Company has set an ambitious goal to engage 25% of all employees in volunteering by the year ending 31 October 2021.

RISK MANAGEMENT OVERVIEW

Our business model, future performance, solvency, liquidity and/or reputation are exposed to a variety of risks and uncertainties. The board's role is to determine the principal risks the Group is willing to take to achieve its long-term strategic objectives and enhance the sustainability of value creation. Underpinning the operation of, and central to, the risk management process is the culture of the Group, led by the board, of openness, transparency, debate, trust and accountability. On behalf of the board, the audit committee reviews and challenges the effectiveness and robustness of the risk management process.

Risk management process

The board manages risk in accordance with the enterprise Risk Management Framework ("RMF") under the Group's Risk Management Policy and Procedure. The RMF is aligned to the business objectives and strategy (see Chief Executive's Strategic review on pages 12 to 15). A key component of the RMF for the board is that, while the RMF enables an assessment of risk, it is also practical and proportionate. This ensures that the RMF is able to be embedded into the day-to-day business processes across the Group, to drive risk awareness and risk culture. The board continues to build upon the RMF to respond to any future change in the Group's risk profile. During the period, the board continued to assess the gross and net risks against the defined risk appetite statements of the Group and to further align the risks to the Group's strategy. The risk appetite statements set out the board's risk-taking approach to ensure a balanced view between risk aversion, opportunity and gains, against a background of maintaining reputation, financial stability and compliance.

The Group maintains a risk-based annual internal audit plan (see pages 84 to 85 for the report on internal controls). During the period, the Group continued with significant and complex transformational change following the acquisition of the HPE Software business on 1 September 2017 and successfully completed the sale of the SUSE business on 15 March 2019, as set out on page 13. As the risks assessed under the RMF changed during the period, the annual internal audit plan was flexed to ensure appropriate levels of assurance. The Group risk register was reviewed with internal audit during the development of the annual internal audit plan, and subsequently at each update of the Group risk register throughout the period, to ensure alignment of the internal audit plan to the Group's risk profile. To underpin the robustness of the operation of the RMF, as part of the risk-based internal audit process, the internal auditors assess the gross and net risk ranking assigned by the risk owners. The RMF is also subject to an annual review and shared with the internal audit team. A key area of focus for improving the RMF in the forthcoming year is to continue to embed the RMF across the Group. The enterprise risk management ("ERM") reporting cycle and alignment with internal audit and the wider business is as follows:

Risks are identified, assessed and recorded across the Group. Each business area director and Group function head is responsible for the identification, assessment and management of risk in their area. Each risk is owned by an individual in that area. The process includes the use of risk registers and one to one interviews with business area directors, Group function heads and board members. Risks are assessed on a gross and net basis against a consistent set of criteria defined by the board. The criteria measures the likelihood of occurrence against the potential impact to the Group including financial results, strategic plans, operations and reputation. Each risk is allocated a risk appetite category and a risk tolerance; changes in the risk profile are tracked at each reporting point during the period and presented to the audit committee. The assessment includes current and emerging risks. Principal risks are categorised into four distinct areas, both externally and internally driven, which include financial, infrastructure, marketplace, and reputational risks. Existing controls and improvement actions are recorded on the risk register for each risk, together with internal audit reviews.


Internal audit ("IA")
1.
Obtain final copies of GRR
2.
Risk-based IA plan reviewed and any revisions to the plan are submitted for AC approval
3.
Update IA plan. IA remediation continuously monitored and tracked and reported to IRM
6.
Risk oversight and monitoring
AC and board take accountability for oversight of risk environment
5.
Final report
Report risks to audit committee ("AC"), internal audit
1.
Policy guidance
A Policy, Procedure and Framework document the ERM process and accountabilities
Enterprise Risk Management ("ERM") reporting cycle
4.
Finalise
Proposed GRR and analysis of key themes/changes reviewed with executive directors
2.
Risk updates
Meet with individuals across senior management, review and update Group Risk Register ("GRR")
3.
Risk consolidation
Assessment and consolidation of risks across business into GRR
Cross-functional reviews
1.
Operational risk and compliance committee meeting 10 times per annum
2.
Rotational deep dives into areas of risk and compliance cross-functionality
3.
Review risks, controls and mitigations to better manage high risk areas
Risk reviews
1.
Alerts from the business or other areas of assurance, which require internal risk management review and analysis
2.
Internal risk management reviews and monitors any business changes to understand impact from a risk perspective
3.
Follow-up and confirmation with risk register owners to finalise periodic review of GRR

The RMF sets out a continuous cycle of review, reporting and improvement over the period. Following one to one interviews with the business area directors and Group function heads, the individual risk registers are consolidated to form the Group risk profile. The Group risk profile is reported to the executive directors for monitoring, review and challenge. A report is made to every audit committee meeting during the period for review, to challenge the effectiveness of current controls and planned mitigations across the Group's risks. The audit committee reports on its risk management dealings to the board. As part of the RMF, an annual review of internal risk management is also undertaken, which is aligned with the annual review of internal audit. These annual reviews focus on areas for improvement in the process, as well as the key emerging areas of risk for the Group in the year ahead. The board and the audit committee also receive detailed risk assessments as part of reports on material projects across the Group.

In the period, we continued to work to improve the way we manage risk and embed risk methodology into the business at management level. Metrics over risks (i.e. trend analysis) are reported periodically to the audit committee. We reviewed and improved our Fraud Risk Management policy and procedures including a revised anti-fraud policy as part of our integrated Code of Conduct across the Group. Code of Conduct and anti-corruption training was carried out widely across the regions in which we operate.

As part of our policy of continued improvement of risk management, two new functional level forums were established: an overarching operational risk and compliance committee ("ORCC"), which reports to the audit committee and the business resilience committee ("BRC"), which reports to the ORCC. The ORCC membership includes senior members of management and is designed to bring a greater level of cross-functional management to enterprise risk management and compliance. The BRC provides a governance forum by which the components of the Micro Focus business resilience approach can be cross-functionally monitored and reviewed.

Changes in the period
The risk profile of the Group has continued to change to reflect the key activities and challenges across the period. The business has undertaken a comprehensive Strategic & Operational Review covering an evaluation of the full range of strategic alternatives for value creation and an assessment of activity required to fully integrate HPE Software and improve overall execution capability within the Group. Full details appear in the Chief Executive's Strategic review, as set out on pages 12 to 15.

Activities in the period included the continuing work on the transformational and complex HPE Software business integration, the successful completion of the divestment of the SUSE business and progress in the organisational consolidation in the Finance and HR functions. The board is mindful of the interdependencies and speed of some risks. In the period, the business established a specialist transformation programme office, whose role involves improving the quality of delivery, speed of decision making and accountability across in-flight programmes. The governance framework for management of these programmes includes dedicated programme management offices and steering committees, managing risks and applying governance at the programme level, with the transformation office providing strategic oversight and portfolio management activity. Further details of the complexity and challenges for the business are set out in the Chief Executive's Strategic review on pages 12 to 15.

Although there continues to be significant uncertainty regarding Brexit and its implications, our cross-functional Brexit Working Group continued to monitor developments, as far as possible, for impacts to the Group. Mitigations and preparatory activity were undertaken during the period as necessary to prepare for the potential of a no-deal Brexit. The areas reviewed for possible impacts include people, tax, transfer pricing, commercial contracts (buy and sell), privacy and data protection, intellectual property and regulatory matters. The readiness work and analysis aims to provide confidence to our people, suppliers and customers of our Brexit readiness.

We have included a principal risk relating to internal controls over financial reporting. As part of its disclosure obligations in the United States, the Group is required to furnish an annual report by its management on its internal controls over financial reporting and include an attestation report issued by its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (SOX). The first report can be found in the Corporate governance report on pages 75 to 76.

Principal risks and uncertainties
In common with all businesses, the Group could be affected by risks and uncertainties that may have a material adverse effect on its business operations and achieving its strategic objectives including its business model, future performance, solvency, liquidity and/or reputation. These risks could cause actual results to differ materially from forecasts or historic results. Accepting that risk is an inherent part of doing business, the board is mindful of the interdependencies of some risks. Where possible, the Group seeks to mitigate risks through its RMF, internal controls and insurance, but this can only provide reasonable assurance and not absolute assurance against material losses. In particular, insurance policies may not fully cover all of the consequences of any event, including damage to persons or property, business interruptions, failure of counterparties to conform to the terms of an agreement or other liabilities. The following are the principal risks and uncertainties, potential impacts and mitigations that are relevant to the Group as a provider of software products and associated services at this time. They do not comprise all of the risks associated with the Group and are not set out in priority order. Additional risks not presently known to management, or currently deemed to be less material, may also have an adverse effect on the Group.

The net risk movement from the prior period for each principal risk has been assessed and presented as follows:

No change	◇
Increased net risk exposure	⌃
Reduced net risk exposure	⌄

PRODUCTS

Risk trend
No change

Link to strategy
Evolve, accelerate

Risk category
Marketplace

Principal risk description
To remain successful, the Group must ensure that its products continue to meet the requirements of customers and investment must be effectively balanced between growth and mature products. Investment in research and innovation in product development is essential to meet customer and partner requirements in order to maximise customer value, revenues and corporate performance. The Group has a large number of products, at differing stages of their life cycle. The extent of investment in each product set needs to be managed and prioritised considering the expected future prospects and market demand.

Potential impact
If products do not meet the requirements of customers, they will seek alternative solutions, resulting in the loss of existing maintenance and new revenue opportunities and the cancellation of existing contracts. Insufficient focus on key research and development projects may damage the long-term growth prospects of the Group. The Group's business and reputation may be harmed by innovation that falls behind competitors, or by errors or defects in its products.

How we manage it
The Product Portfolio formed part of the Strategic & Operational Review, set out within the Chief Executive's Strategic review on pages 12 to 15. Two of the key initiatives from the review relate to evolving our operating model to improve Product Portfolio positioning and external visibility, and accelerating transition of certain portfolios to SaaS or subscription-based revenue models to improve portfolio positioning and revenue composition.

As set out on pages 18 to 21 (Business model section) the Group continues to align resources and develop propositions across four main focus areas: Enterprise DevOps; Hybrid IT Management; Security, Risk & Governance; and Predictive Analytics and to improve the interaction between product management, product development, sales and marketing. The Micro Focus Product Portfolio consists of five product groups with more than 300 product lines, as set out on pages 22 to 23 (Portfolio review), which are uniquely positioned to help customers address digital transformation and maximise existing software investments. Recalibration of product strategy occurs as part of the annual product calibration forum, where senior leaders and the heads of each Product Portfolio determine appropriate sales, marketing and investment strategies for products and product groups.

The Group has improved alignment and applied robust application of the four-box model across the Group, as set out on page 19 (Business model section). The Product Portfolio is focused on delivering "customer centric innovation" that delivers tangible business impact for customers in all stages of the software life cycle.

GO-TO-MARKET ("GTM") MODELS

Risk trend
Increased

Link to strategy
Transform

Risk category
Marketplace

Principal risk description
For the Group to succeed in meeting revenue and growth targets, it requires successful GTM models across the full Product Portfolio, with effective strategies and plans to exploit all routes to market, including direct and channel/partner led sales. In addition, the Group must focus the sales force on targeted customer segments and ensure appropriate responses to the market dynamics related to changes in customer buying behaviours. Effective GTM models may be more successful if accompanied by compelling Micro Focus brand awareness programmes. The Group is dependent upon the effectiveness of its sales force and distribution channels to drive licence and maintenance sales and a reference-based selling model.

Potential impact
Poor design and/or execution of GTM plans may limit the success of the Group by targeting the wrong customers through the wrong channels and positioning the wrong product or solution offerings, reducing the value that customers receive from Micro Focus.

How we manage it
A review of the GTM function was included in the Strategic & Operational Review set out in the Chief Executive's Strategic review on pages 12 to 15. One of the key initiatives from the review is to improve overall productivity and predictability of performance. There has been good progress in the development of the Group's customer and partner propositions in the period. Across the five product categories that the Group reports against, the Group has great depth of capability and experience to help its customers address some of the most complex challenges they face. To best enable the Group's customers and exploit this breadth and depth, it is aligning resources and developing compelling propositions across four focus areas – Enterprise DevOps; Hybrid IT Management; Security, Risk & Governance; and Predictive Analytics.

Sales execution has received considerable attention and improvement measures have focused on improving consistency and simplifying the organisational structure to support more effective and efficient decision making, greater accountability and a holistic approach to customer success. This has been achieved through the removal of unnecessary global structures and management layers, and the introduction of a single global sales methodology based on value-driven outcomes. Further measures are being put in place to improve predictability.

Organisational changes have also been made to align marketing and product teams, and to build a consistent approach to sales enablement globally. The alignment of the Group's GTM structure is further supported by the appointment of Genefa Murphy as the Group Chief Marketing Officer.

COMPETITION

Risk trend
No change

Link to strategy
Accelerate, evolve

Risk category
Marketplace

Principal risk description
Comprehensive information about the markets in which Micro Focus operates is required for the Group to assess competitive risks effectively and to perform successfully. The Group operates in a number of competitive markets and success in those markets depends on a variety of factors.

Potential impact
Failure to understand the competitive landscape adequately and thereby identify where competitive threats exist may damage the successful sales of the Group's products. If the Group is not able to compete effectively against its competitors, it is likely to lose customers and suffer a decrease in sales, which may result in lost market share and weaker financial performance.

How we manage it
Group product plans contain an analysis of both traditional and emerging competitive threats and subscriptions to industry analyst firms are leveraged to better understand market dynamics and competitor strategies. In addition, customer surveys and customer advisory boards are used to validate product direction – both standalone and in the context of competitors. Micro Focus continues to monitor and review intelligence on market threats to focus on offering best in class service to customers. Marketing and product teams monitor a variety of metrics (such as NPS, including competitive benchmark) to analyse customer satisfaction relative to industry benchmarks. Industry events, such as Micro Focus Universe, help showcase the Group Product Portfolio and strengthen customer, partner and industry relationships.

EMPLOYEES AND CULTURE

Risk trend
Increased

Link to strategy
Complete

Risk category
Infrastructure

Principal risk description
The retention and recruitment of highly skilled and motivated employees, at all levels of the Group, is critical to the success and future growth of the Group in all countries in which it operates. Employees require clear business objectives, and well communicated vision and values, for the Group to achieve alignment and a common sense of corporate purpose among the workforce.

Potential impact
Failure to retain and develop skill sets, particularly in sales, IT and research and development, may hinder the Group's sales and development plans. Weak organisational alignment and inadequate incentivisation may lead to poor performance and instability. It could also have an adverse impact on the realisation of strategic plans.

How we manage it
Developing the most appropriate culture, aligned to driving productive management behaviours focused on delivering business priorities, is critical. Leading by example from the top is a key driver. During the period the Group harmonised its human capital processes and management systems to Workday. The Group also rolled out new initiatives across career development, talent management, candidate experience and succession planning. The Group has policies in place to help ensure that it is able to attract and retain employees of a high calibre with the required skills. These policies include training, career development and long-term financial incentives. Succession plans have been developed and are in place for key leadership positions across the Group. In the period, the Group also took significant action to develop its management capability both internally, by training and promotions, and through external hires. As set out in the Chief Executive's Strategic review on pages 12 to 15, there have been challenges with recent business performance and we are managing the impact on short- and long-term incentives to mitigate against any consequential adverse retention impact.

BUSINESS STRATEGY AND CHANGE MANAGEMENT

Risk trend
Increased

Link to strategy
Evolve, accelerate, transform, complete

Risk category
Marketplace

Principal risk description
The Group is engaged in a number of major change projects, including acquisitions and divestments, to shape and grow the business by strengthening the portfolio of products and capabilities and IT projects to standardise systems and processes. The continued integration of the HPE Software business is complex, with a range of integration and transformation risks. The integration of the HPE Software business with the existing businesses carried on by the Group may be more time consuming and costly than anticipated.

The Group is also executing a series of operational transformation initiatives. These projects expose the Group to significant transformation risks. The Group's strategy may involve the making of further acquisitions or divestments to protect or enhance its competitive position and failure to identify, manage, complete and integrate acquisitions, divestitures and other significant transactions successfully could have a material adverse effect on the Group's business.

Further, the Group has substantially completed a Strategic & Operational Review, which includes other initiatives that may increase disruption to business as usual activities across the Group.

Potential impact
Failure to successfully analyse, execute and coordinate the implementation and delivery of the core systems and associated business processes with the various integration, divestment and transformation programmes may result in the disruption of the on-going business without delivering the anticipated strategic and operational benefits of such transactions and/or initiatives. In addition, this may affect the ability to execute strategic plans for growth.

How we manage it
As detailed in the Chief Executive's Strategic review, the business has substantially completed a comprehensive Strategic & Operational Review, supported by a leading global investment bank and other specialist advisors. As a consequence, the Group has identified four key initiatives: Evolve our operating model, Accelerate the transition of certain product portfolios to SaaS or subscription-based revenue models, Transform the GTM function and Complete core systems and operational simplification priorities, the details of which are set out on pages 12 to 15.

The focus remains on delivering targeted, relevant business outcomes and the simplification of business operations to equip and enable the sales organisation, simplify operational support and improve compliance capability. Programme risks and interdependencies are managed carefully including the utilisation of detailed deep dives, cross functional and cross programme "walk the walls" sessions and a cadence of weekly and monthly risk reviews, to ensure that execution of the various programmes is successfully aligned to minimise disruption to business as usual. Given the volume of concurrent transformation activity being delivered across the business, the Group has put in place governance structures to manage change in a structured way for the business. The integration of the complex HPE Software business and operational transformation will continue as key areas of principal risk in the forthcoming year. The transition of both historical Micro Focus and HPE Software to the new simplified systems architecture will build a solid base for improved execution.

IT SYSTEMS AND INFORMATION

Risk trend
Increased

Link to strategy
Complete

Risk category
Infrastructure

Principal risk description
The Group's operations, as with most businesses, are dependent on maintaining and protecting the integrity and security of the IT systems and management of information. Following the integration of the HPE Software business the Group continues to operate on two IT architectures with the attendant complexity to business operations and the control environment. As set out in the Chief Executive's Strategic review on pages 12 to 15, work is underway to transition to a simplified systems architecture. The transition may be more time consuming and costly than anticipated, given the amount of change management that is involved.

Potential impact
Disruption to the IT systems could adversely affect business and Group operations in a variety of ways, which may result in an adverse impact on business operations, revenues, customer relations, supplier relations, and reputational damage. Dependency on IT providers could have an adverse impact on revenue and compliance in the event that they cannot resume business operations.

How we manage it
Core systems and operational simplification priorities formed part of the Strategic & Operational Review, set out within the Chief Executive's Strategic review on pages 12 to 15. A key initiative from the review was to deliver the operational systems and business processes that form the platform for operational effectiveness and efficiencies.

The HPE Software business infrastructure is stable and able to support the business. Work is underway to move to a simplified systems architecture enabling further automation of improved processes and controls. To maintain the required control environment the Group relies upon automated, semi-automated and manual controls together with a combination of preventative and detective controls. The IT control environment is also being improved as part of the implementation of controls to meet Sarbanes-Oxley Act 2002 (SOX) compliance, as set out on pages 75 to 76. A vendor management process is in place to allow for better involvement and engagement with third party IT providers. In relation to the SUSE divestment, a Transitional Service Agreement (TSA) is in place, defining the scope of services the Group provides to SUSE, while SUSE continues to operate on some of the Group's IT architecture.

LEGAL AND REGULATORY COMPLIANCE

Risk trend
Increased

Link to strategy
Complete

Risk category
Reputational

Principal risk description
The Group operates across a number of jurisdictions and two regulated exchanges. Compliance with national and regional laws and regulations is essential to successful business operations. The Group may be involved in legal and other proceedings from time to time, and as a result may face damage to its reputation or legal liability. The Group has entered into various acquisitions and a disposal over recent years and may be subject to, or have the benefit of, certain residual representations, warranties, indemnities, covenants or other liabilities, obligations or rights. The Group has a variety of customer contracts in a variety of sectors, including Government clients.

Potential impact
Failure to comply could result in civil or criminal sanctions (i.e. personal liability for directors), as well as possible claims, legal proceedings, fines, loss of revenue and reputational damage.

How we manage it
The Group has in place policies and procedures to mitigate these risks. The Group's legal and regulatory team, enhanced by specialist external advisors as required, monitor and review compliance. During the period, the compliance committee was succeeded by the establishment of the operational risk and compliance committee, which reports to the audit committee. The Group is committed to ensuring on-going compliance with anti-bribery and corruption, data protection and market abuse and insider dealing laws and has in place a Code of Conduct with supporting training materials. Mandatory Code of Conduct training was rolled out and completed by all employees. Face-to-face anti-corruption and anti-fraud training was carried out widely across the regions in which the Group operates, with particular focus in higher risk territories.

The Group maintains processes and policies to ensure it is compliant with data protection requirements imposed by data protection and privacy laws, including GDPR. Data protection and privacy compliance is driven and monitored by the Group's Privacy and Compliance Team, supported by technical and other subject matter experts as required. Data protection compliance is built into the Group's corporate-wide information security management system and is kept under review to ensure that required standards are met. The compliance environment is also strengthened by the implementation of SOX controls, as set out on pages 75 to 76.

INTELLECTUAL PROPERTY ("IP")

Risk trend
No change

Link to strategy
Evolve, complete

Risk category
Marketplace

Principal risk description
The Group is dependent upon its IP, and its rights to such IP may be challenged or infringed by others or otherwise prove insufficient to protect its business. The Group's products and services depend in part on IP and technology licensed from third parties, and third party claims of IP infringement against the Group may disrupt its ability to sell its products and services.

Potential impact
Failure could adversely affect the ability of the Group to compete in the market place and affect the Group's revenue and reputation.

How we manage it
There are procedures in place across the Group to ensure the appropriate protection and use of the Group's brands and IP and these are monitored by the IP panel and legal team.

TREASURY

Risk trend
No change

Link to strategy
Evolve, complete

Risk category
Financial

Principal risk description
The Group operates across a number of jurisdictions and so is exposed to currency fluctuations. The risk of foreign exchange fluctuations may be increased as a result of Brexit.

The Group targets a net debt to Adjusted EBITDA ratio of 2.7 times and may require additional debt funding in order to execute its acquisition strategy. The Group is exposed to interest rate risk related to its variable rate indebtedness, which could cause its indebtedness service obligations to increase significantly.

The Group's operational and financial flexibility may be restricted by its level of indebtedness and covenants and financing costs could increase or financing could cease to be available in the long-term. The Group may incur materially significant costs if it breaches its covenants under its banking arrangements.

Potential impact
The relative values of currencies can fluctuate and may have a significant impact on business results. Insufficient access to funding could limit the Group's ability to achieve its desired capital structure or to complete acquisitions. An increase in interest rates could have a significant impact on business results.

How we manage it
The Group's operations are diversified across a number of currencies, with limited exposure to Pound Sterling. Key currency exposures are detailed on page 165. Changes in foreign exchange rates are monitored, exposures regularly reviewed and actions taken to reduce exposures where necessary. The Group provides extensive constant currency reporting to enable investors to better understand the underlying business performance.

The Group has significant committed facilities in place, the earliest of which matures in November 2021 and sufficient headroom to meet its operational requirements. The Group seeks to maintain strong relationships with its key banking partners and lenders and to proactively monitor the loan markets. The Group also has strong engagement with the providers of equity capital, which represents an alternative source of capital. Currency fluctuations, including those related to Brexit, are monitored by the treasury risk committee on an on-going basis.

The Group holds interest rate swaps to hedge against the cash flow risk in the LIBOR rate charged on $2,250m of the debt issued by a Group subsidiary company, Seattle Spinco, Inc. from 19 October 2017 to 30 September 2022. Under the terms of the interest rate swaps, the Group pays a fixed rate of 1.94% and receives one month USD LIBOR.

Monitoring policies and procedures are in place to reduce the risk of any covenant breaches under the Group's banking arrangements. At 31 October 2019, $nil of the Revolving Facility was drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of the Revolving Facility was drawn at 31 October 2019, no covenant test is applicable.

TAX

Risk trend
Decreased

Link to strategy
Evolve, complete

Risk category
Financial

Principal risk description
The tax treatment of the Group's operations is subject to the risk of challenge by tax authorities in all territories in which it operates. Cross-border transactions may be challenged under tax rules and initiatives targeting multinationals' tax arrangements, including the OECD's Base Erosion and Profit Shifting project and EU state aid rules. As a result of the HPE Software business acquisition, the Group may be required under the Tax Matters Agreement entered into with HPE (the "TMA") to indemnify HPE, if actions undertaken by the Group affect the tax treatment of the separation of the HPE Software business from HPE.

Future changes to US and non-US tax laws could adversely affect the Group. The Group will be subject to tax laws of numerous jurisdictions, and the interpretation of those laws is subject to challenge by the relevant governmental authorities.

Potential impact
Tax liabilities in various territories in which the Group operates, particularly as a result of the HPE Software business acquisition, could be significantly higher than expected. The Group may be obliged to make indemnification payments to HPE under the TMA, which, if payable, would likely be substantial.

How we manage it
Tax laws, regulations and interpretations are kept under on-going review by the Group and its advisors. The Group reviews its operations, including the structuring of intra-Group arrangements, on a periodic basis to ensure that all relevant laws are complied with and that risks are identified and mitigated appropriately. External professional advice is obtained ahead of material structuring activity and to support positions taken in financial statements and local tax returns where there is significant uncertainty or risk of challenge. During the period, a governance framework and process has been in operation to remind relevant employees of the requirements and guiding principles to comply with the obligations under the TMA. The risk of actions taken by the Group impacting the tax treatment of the HPE transaction diminish over time.

MACRO-ECONOMIC ENVIRONMENT AND BREXIT

Risk trend
Increased

Link to strategy
Evolve, accelerate, transform

Risk category
Marketplace

Principal risk description
The Group's businesses may be subject to inherent risks arising from the general and sector specific economic and political conditions in one or more of the markets in which the Group operates. This is heightened by the fact the Group sells and distributes its software products globally. Exposure to political developments in the United Kingdom, including the terms and manner of the UK's withdrawal from the EU, could have an adverse effect on the Group. Further deterioration of the macro environment could result in more conservatism and longer decision making cycles within the Group's customer base.

Potential impact
Adverse economic conditions could affect sales, and other external economic or political matters, such as price controls, could affect the business and revenues.

How we manage it
The spread of jurisdictions allows the Group to be flexible to adapt to changing localised market risk. The Group has business continuity plans and crisis management procedures in place in the event of political events or natural disasters.

The Group has a cross functional Brexit Working Group with processes in place to assess, respond, monitor and track the impact of Brexit on its operations, and associated risks, as matters progress and how the business can seek to mitigate these risks. Areas under review for possible impacts include people, tax, transfer pricing, commercial contracts (buy and sell), privacy and data protection, intellectual property and other regulatory impacts.

CYBER SECURITY

Risk trend
Increased

Link to strategy
Complete

Risk category
Infrastructure

Principal risk description
There could be a data security breach (Micro Focus data or customer data) involving personal, commercial or product data, either directly from Micro Focus or a third party. This could occur as a result of a malicious or criminal act, or an inadvertent system error.

Potential impact
Data loss, which could harm client and customer relationships, compliance and/or perception of the effectiveness of the Group's products.

How we manage it
The Group works continually to counter the risk posed by the current and emerging cyber security threat landscape. The cyber team manages the security of the Group's data, technology and training programme to protect the performance, security and availability of the Group's IT systems. Group-wide cyber policies and processes are in place. Cyber security testing in critical areas of the business is on-going. Group-specific vulnerabilities are reviewed and continually managed, incident response is in place for both stacks, a cyber security training course is in place for new hires and awareness material is available on the intranet. The threat posture is continually reviewed and managed.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Risk trend
New

Link to strategy
Complete

Risk category
Financial

Principal risk description
Internal controls over financial reporting may not prevent or detect an error, fraud, financial misstatement or other financial loss, leading to a material misstatement in the Group's financial statements.

Potential impact
Failure to discover and address any material weaknesses or deficiencies in the Group's internal controls over financial reporting could result in material misstatement in the Group's financial statements and impair the Group's ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Based on the assessment as at 31 October 2019, management identified a material weakness in the Group's internal controls over financial reporting, relating to inadequate controls surrounding existing IT applications. As a result of those deficiencies, automated controls and controls over information produced by the entity could not be relied upon. Please refer to the FY19 annual report on SOX compliance as set out on pages 75 to 76. Although the Group has already begun to implement measures to address and remediate this material weakness, failure to do so, and the risk that other deficiencies may be identified, could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group's financial statements and could have a material adverse effect on the Group's business, financial condition, results of operation and prospects.

How we manage it
The Group has a cross-functional SOX steering group chaired by the CFO, reporting to the audit committee to implement, review and monitor SOX compliant internal controls and any required remediation. Further details of the Group's SOX compliance programme and FY19 annual report on SOX compliance are set out on pages 75 to 76.



KEVIN LOOSEMORE
Executive Chairman
3 February 2020

High standards of corporate governance and a strong corporate governance framework are key contributors to the board's commitment to deliver outstanding shareholder returns over time.

Dear fellow shareholders,

I am pleased to provide a personal introduction to the corporate governance section of the Annual Report. High standards of corporate governance and a strong corporate governance framework are key contributors to the board's commitment to deliver outstanding shareholder returns over time. The Group operates with a comprehensive set of procedures and processes to support and enable this governance requirement.

During the year ended 31 October 2019, the key developments in relation to our corporate governance were:

Board remuneration
At the Annual General Meeting in March 2019, shareholders voted against the adoption of the implementation section of the Directors' Remuneration report for 2017/18, following which we engaged widely with shareholders. A number of our major investors supported the decisions we had made, recognising that these were in response to concerns they had raised regarding stability of the management team and driving the focus to deliver our 2020 business plan. However, others raised concerns. In the light of this, the board is proposing a number of changes in our Remuneration Policy, developed alongside the Strategic & Operational Review and in consultation with our major institutional investors, to be put to shareholders at the 2020 AGM. The new policy is explained in the Directors' Remuneration report from page 88 onwards.

Board composition
There have been a number of changes in the composition of the board since the last Annual Report, with Brian McArthur-Muscroft joining as an executive director and Chief Financial Officer on 21 February 2019, replacing Chris Kennedy who stepped down on that date.

On 2 September 2019, Darren Roos stepped down as a non-executive director after just over two years' service. On 3 February 2019, Silke Scheiber also stepped down after more than two and a half years of service.

Darren and Silke were nominated as directors by HPE as part of the HPE transaction and, as the duration of that right to nominate has now expired and in light of Darren and Silke's other commitments, both have chosen to step down. The board would like to thank Darren and Silke for their commitment and contributions over the past two and a half years and wish them well.

During the period, Karen Slatford has played a vital role as Senior independent director. While she has now served for more than the nine years highlighted by the Code, she is regarded by the board as retaining her independence and providing valuable counsel, at least in part informed by her long service as a director of the Company.

Finally, the board and I have decided that now is the right time for me to leave Micro Focus and hand over to a new Chairman. Greg Lock will become non-executive Chairman effective 14 February 2020. At that time, I will step down from the board but remain available to support the business over the next six months. The board continues to be well balanced, with a broad range of skills and a good understanding of the market in which we operate and the challenges which we face.

Board performance evaluation
During the period, we undertook an externally facilitated review of the performance of the board and its committees. This was a thorough process in which all of the board members and a number of senior executives participated. I believe that the issues identified and the actions that flow from these will help make a difference in enhancing the functioning of the board going forward.

Kevin Loosemore
Executive Chairman
3 February 2020

KEVIN LOOSEMORE
Executive Chairman



Kevin is our Executive Chairman and a member of the Micro Focus board. He was appointed as non-executive Chairman of Micro Focus in 2005 and Executive Chairman in April 2011. Kevin joined the board of De La Rue plc as a non-executive director on 2 September 2019 and became non-executive Chairman of that company on 1 October 2019. He is also a non-executive director and former chairman of IRIS Software Group Ltd.

Kevin was previously non-executive Chairman of Morse plc, a non-executive director of Nationwide Building Society, a non-executive director of the Big Food Group plc. His most recent executive roles were as Chief Operating Officer of Cable & Wireless plc, President of Motorola Europe, Middle East and Africa and before that, he was Chief Executive of IBM UK Limited.

He has a degree in politics and economics from Oxford University.

STEPHEN MURDOCH
Chief Executive Officer



Stephen is our Chief Executive Officer and a member of the Micro Focus board, positions he has held since 19 March 2018. Stephen joined Micro Focus in 2012, first serving as General Manager of the Product Group and Chief Marketing Officer, responsible for all software product and services offerings development, customer services, corporate marketing and strategy. In 2014, he was appointed as Chief Operating Officer and Executive Director, having responsibility for sales and marketing, product strategy, development and management, services and business operations.

Prior to Micro Focus, Stephen spent seven years at Dell, first building Dell's Global Infrastructure Consulting Services organisation, and then leading its business in Europe, Middle East and Africa. Before Dell, Stephen had 17 years' experience at IBM, latterly serving as Vice President, Communications Sector with responsibility for the entire telco, media, and utilities industry portfolio. During his IBM career, Stephen held a number of Global, EMEA and UK senior management roles with experience spanning software and services, storage, and enterprise systems.

BRIAN MCARTHUR-MUSCROFT
Chief Financial Officer



Brian is our Chief Financial Officer and a member of the Micro Focus board, positions he has held since 21 February 2019.

Prior to joining Micro Focus Brian held a variety of senior management positions, including the role of Chief Financial Officer at TeleCity Group plc and most recently as Chief Financial Officer of Paysafe Group plc.

Also a restructuring specialist, Brian was the Interim CFO on the successful turnaround of MCI Worldcom EMEA.

He is a non-executive director and the senior independent director at Robert Walters plc, where he has been chair of the audit committee since 2013.

In addition, Brian serves as the Responsible Officer for Hockerill Anglo-European College, a leading international secondary school in Hertfordshire.

Brian was named as Business Week's Finance Director of the Year in both 2013 and 2017, and the CBI's FTSE 250 Finance Director of the Year in 2012. Brian holds a Law degree and qualified as a chartered accountant with PricewaterhouseCoopers in London.

KAREN SLATFORD
Senior independent non-executive director



Karen is Chair of Draper Esprit plc, an AIM-quoted venture capital firm and she is also a non-executive director of AIM-quoted Accesso Technology Group plc and Softcat plc, a FTSE 250 IT infrastructure provider. Karen began her career at ICL before spending 20 years at Hewlett-Packard Company, where in 2000 she became Vice President and General Manager Worldwide Sales & Marketing for the Business Customer Organisation, responsible for sales of all Hewlett-Packard products, services and software to business customers globally. Karen holds a BA Honours degree in European Studies from Bath University and a Diploma in Marketing.

A N

RICHARD ATKINS
Independent non-executive director



Richard is Chairman of Acora, an IT Services outsourcing company and YSC, a leadership development consultancy company. He has spent the majority of his career within the IT industry. Previously, he was a director at Data Sciences where he led its leveraged buyout from Thorn EMI in 1991 and then managed its successful sale to IBM in 1996. His final role at IBM was as General Manager for IBM Global Services Northern Europe where he was also a member of the IBM worldwide senior leadership team. Since leaving IBM in 2005 he has acted as a non-executive director for several companies including Compel, Message Labs, Global Crossing, Morse and Easynet. Richard qualified as a Chartered Accountant with Ernst & Young.

A N R

AMANDA BROWN
Independent non-executive director



Amanda is the Chief Human Resources Officer at Hiscox Ltd, a FTSE 250 business and specialist insurer with offices in 14 countries.

Amanda has more than 20 years of international HR experience in a variety of industries, including consumer goods, leisure, hospitality, and financial services. Prior to Hiscox, Amanda held a number of leadership roles with Mars, PepsiCo, and Whitbread plc. She has expertise in human resources, remuneration strategy, and managing organisations through periods of significant change.

A N **R**

LAWTON FITT
Independent non-executive director



Lawton is an investment banker and a highly experienced corporate director. She currently serves on the boards of Ciena Corporation, The Progressive Corporation and The Carlyle Group, and was previously a non-executive director at ARM plc and Thomson Reuters. Lawton worked at Goldman Sachs for over 23 years in investment banking, equities and asset management and for more than a decade she led the equity capital markets team, focused on technology companies. She was elected a Partner in 1994 and worked in the London and New York offices.

From 2002 to 2005 Lawton was the Secretary (Chief Executive Officer) of the Royal Academy of Arts in London, and has served as a trustee for a number of not-for-profit organisations and foundations, including the Goldman Sachs Foundation and the Thomson Reuters Foundation. She received her undergraduate degree in European History from Brown University and her MBA from the Darden School of the University of Virginia.

A N R

SILKE SCHEIBER
Independent non-executive director



Silke was an investment professional at Kohlberg Kravis Roberts & Co. Partners LLP, London, UK from July 1999 and became a member in 2012. She retired from KKR in 2015. Prior to KKR, Silke worked at Goldman, Sachs & Company oHG, Frankfurt, Germany from 1996 to 1999. Silke, who is Austrian, graduated from the University of St. Gallen, Switzerland. Silke is a director of CNH Industrial N.V., the Netherlands.

A N R

Board committee memberships as at 3 February 2020:

Audit committee	A
Remuneration committee	R
Nomination committee	N
Chair of the committee	●

As a UK-incorporated company with a premium listing on the Official List of the UK Listing Authority, we are required to comply with the UK Corporate Governance Code. For the year ended 31 October 2019, the Company was subject to the edition of this document published by the Financial Reporting Council in April 2016 (the "Code"), which is available at www.frc.org.uk.

Compliance statement

The directors are committed to ensuring that the Company operates in compliance with the main principles of the Code, as this provides a robust governance framework in support of the delivery of value to shareholders. Throughout the year ended 31 October 2019 and to the date of this report, the Company has been in full compliance with the principles of the Code, and with each of its provisions, other than provision A.2.1. This single instance of non-compliance is as a result of Kevin Loosemore's role as Executive Chairman. A separate Chief Executive Officer has been in place at all times during the financial period but the Executive Chairman still retains executive responsibility for strategy, M&A activities, investor relations and executive director development. Stephen Murdoch, as Chief Executive Officer, is responsible for the evolution and delivery of the strategy and the day-to-day operation of the business. Kevin Loosemore continues to work to ensure an orderly transition of executive responsibilities to the Chief Executive Officer.

In order to mitigate any potential concerns around the concentration of decision making power within the role of the Executive Chairman, the senior independent non-executive director, Karen Slatford, has separate and defined responsibilities, including leading the board's consideration of and deliberations on governance issues. In the year under review, this included overseeing the annual review of board effectiveness. As a further mitigation against any excess concentration of power, the independent non-executive directors comprise a majority of the board.

GOVERNANCE FRAMEWORK

The board has created and empowered three committees to support the effective delivery of its governance obligations: an audit committee, a nomination committee and a remuneration committee. The Chief Executive Officer is accountable for the delivery of the board-approved strategic objectives, including operating within the values and standards set by the board and for implementing and maintaining appropriate internal controls and risk management activities. In turn, the CEO delegates responsibility to key operational executives and is supported by the operating committee in fulfilling these responsibilities.

How our governance operated in the year
The Code sets out a number of principles grouped under five broad headings: leadership, effectiveness, accountability, remuneration and relations with shareholders. With the exception of remuneration (which is dealt with separately in the Remuneration report from page 88 onwards) the following section sets out how the board applied these principles in the year ended 31 October 2019.


Board committees
Group board
Audit committee
See pages 78 to 85 for more information
Nomination committee
See pages 86 to 87 for more information
Remuneration committee
See pages 88 to 115 for more information
Chief Executive Officer
See the section 'Roles of board members' below for more information
Operating committee
This comprises the:
– Chief Executive Officer;
– Chief Financial Officer;
– Chief Human Resources Officer;
– Chief Operating Officer;
– Senior Vice President Strategy and Planning; and
– Group General Counsel and Company Secretary.

LEADERSHIP

The board

The names and biographies of each director in office on 31 October 2019 and to the date of this report can be found on pages 66 and 67. On 3 February 2020, the board comprised eight directors:

Name	Role
Kevin Loosemore	Executive Chairman
Stephen Murdoch	Chief Executive Officer
Brian McArthur-Muscroft	Chief Financial Officer (appointed 21 February 2019)
Karen Slatford	Senior independent non-executive director
Richard Atkins	Independent non-executive director
Amanda Brown	Independent non-executive director
Silke Scheiber	Independent non-executive director
Lawton Fitt	Independent non-executive director

In addition, Chris Kennedy served as an executive director and Chief Financial Officer until 21 February 2019 and Darren Roos served as independent non-executive director until 2 September 2019.

Role of the board

The board leads and controls the Company and has collective responsibility for promoting the long-term success of the Group. While the board delegates some responsibilities to its committees or, through the CEO, to management, it has agreed a formal schedule of matters that are specifically reserved for its consideration. These include constructively challenging and helping develop proposals on business strategy, financing arrangements, material acquisitions and divestments, approval of the annual budget, major capital expenditure projects, risk management, treasury policies and establishing and monitoring internal controls. At each meeting, the board reviews progress of the Group towards its objectives and receives papers on key subjects in advance of each board meeting. These typically cover:

- Strategy and budgets;
- Business and financial performance;
- Product plans and development;
- Corporate activities;
- Human resources; and
- Investor relations.

While the board retains overall accountability for and control of the Company, the executive directors are responsible for conducting the day-to-day management of the business. Review of the Group's principal business activities is the responsibility of the operating committee. The operating committee comprises the Chief Executive Officer, Chief Financial Officer, Chief Human Resources Officer, Chief Operating Officer, Vice President Strategy and Planning and the Group General Counsel and Company Secretary and is chaired by the CEO, Stephen Murdoch.

Roles of board members

The Executive Chairman has responsibility for leading the board, including setting the board agenda (in conjunction with the senior independent director and the Company Secretary) and for the delivery of strategy, M&A activities, investor relations and executive director development. He chairs board meetings, facilitating the effective contribution of non-executive directors and ensuring that the board is effective in all aspects of its role, and for upholding the highest standards of integrity and probity. He also chairs shareholder meetings and is responsible for ensuring effective communication with shareholders, supported by his accountability for investor relations.

The Senior Independent Director, Karen Slatford, chairs the nomination committee and is therefore responsible for succession planning. Also, in her role as senior independent non-executive director, Karen Slatford leads on governance issues, including the annual review of overall board effectiveness and of the Executive Chairman's performance. The senior independent non-executive director also acts as an intermediary, if necessary, between non-executive directors and the Executive Chairman and between the Company and its shareholders, providing a point of contact for those shareholders who wish to raise issues with the board, other than through the Executive Chairman. Each of the non-executive directors has been appointed for a specific term, subject to annual re-election by shareholders. The independent non-executive directors comprise a majority of the board.

The executive directors are responsible for developing the Group's strategy and proposing the budget for board approval and are accountable to the board through the Chief Executive Officer. They are also responsible for the financial and operational performance of the Group and, in conjunction with the operating committee, they are collectively responsible for the day-to-day running of the business. There is a clear and documented division of responsibilities between the Executive Chairman, who is responsible for running the board and retains executive responsibility for strategy, M&A activities, investor relations and executive director development, and the Chief Executive Officer, who is responsible for the evolution and delivery of the strategy and the day-to-day operation of the business. This division of responsibilities has been considered and approved by the board, who are satisfied that no one individual has unfettered powers of decision making.

The role of the non-executive directors is to ensure that independent judgement is brought to board deliberations and decisions and to provide constructive challenge as appropriate. They promote the highest standards of integrity, probity and corporate governance throughout the Company. The non-executive directors possess a wide range of skills and experience, relevant to the development of the Company, which complement those of the executive directors.

The non-executive directors, led by the Senior Independent Director, met regularly throughout the year in private session without executive directors in attendance.

The Company Secretary is accountable to the board through the Executive Chairman, to whom she reports. It is the responsibility of the Company Secretary to ensure that agreed board procedures are followed and all rules and regulations are complied with. The Company Secretary's responsibilities include facilitating the induction and professional development of directors and ensuring the smooth flow of information between board members, between the board and its committees and between non-executive directors and senior management. In addition, all directors have direct access to the advice and services of the Company Secretary.

Non-executive directors' independence

Each of the non-executive directors who served during the period was considered by the board to be independent. Karen Slatford was appointed to the board in July 2010 and has now served for more than nine years. The board has specifically considered whether this was likely to affect, or could appear to affect, her independence and concluded that she continued to demonstrate independence in thought and judgement, noting that there were no other relationships or circumstances that could affect her independence.

The board also decided on 17 October 2019 that, in furtherance of good governance, all the non-executive directors would join each committee of which they were not already a member, save that Karen Slatford would no longer serve on the remuneration committee as she had completed the maximum term permitted under the committee's terms of reference.

Board members' external commitments

Each of the non-executive directors confirms on appointment that they will devote sufficient time to meet what is expected of them in their role. They have each disclosed their other significant commitments and the time involved in these, and advise the board of any changes.

Two of the executive directors have external roles. Brian McArthur-Muscroft is a non-executive director of Robert Walters plc. Kevin Loosemore has had external roles for a number of years and on 2 September 2019 was appointed as a non-executive director of De La Rue plc, subsequently becoming non-executive chairman of that company on 1 October 2019. At the time of joining that board, Mr Loosemore relinquished his role as non-executive chairman of IRIS Software Group Ltd (though he continues to serve as a non-executive director of that company). The board is satisfied that there will be no adverse impact on the Company from this new appointment.

Board meetings

The board schedules meetings approximately every two months, with a scheduled update call in the months with no formal meeting. Additional meetings are arranged as necessary, especially when circumstances or the nature of the matter means that the business could not be dealt with on a regular update call. All directors receive an agenda and board papers in a timely manner in advance of meetings, to help them make an effective contribution at the meetings. The board makes full use of appropriate technology as a means of updating and informing all its members, including the use of board portal software.

In the year ended 31 October 2019, the board met formally at six scheduled meetings. As described overleaf, the board also met on a further two occasions to receive interim updates or consider more urgent matters.

Attendance at board and committee meetings
The number of board and committee meetings attended by each director in the year ended 31 October 2019, relative to the number of meetings held during their time in office, was as follows:

Director	Board	Audit committee	Nomination committee	Remuneration committee
Kevin Loosemore	8/8	–	–	–
Stephen Murdoch	8/8	–	–	–
Brian McArthur-Muscroft[1]	6/6	–	–	–
Karen Slatford	7/8	–	5/5	7/7
Richard Atkins	8/8	8/8	5/5	–
Amanda Brown	8/8	8/8	–	7/7
Lawton Fitt	8/8	7/8	5/5	–
Silke Scheiber	8/8	8/8	–	7/7
Chris Kennedy[2]	2/2	–	–	–
Darren Roos[3]	5/6		3/3	4/5

1. Brian McArthur-Muscroft served as a director from 21 February 2019.
2. Chris Kennedy ceased to serve as a director on 21 February 2019.
3. Darren Roos ceased to serve as a director on 2 September 2019.

If any director is unable to attend a meeting, they provide feedback to the Executive Chairman, the chair of the committee or the Company Secretary, who will ensure that their comments are then communicated to the meeting.

Key matters considered by the board during the financial year
The key matters that the board discussed at each meeting and the key activities that have taken place throughout this period are set out below.

Matters considered at all scheduled board meetings	Key activities for the board in the year to 31 October 2019
– Key project status and progress – Strategy – Financial reports and statements – Operational reports, issues and highlights – Investor relations and capital markets update – Key legal updates – Key transactions – Assurance and risk management – Compliance reports – Committee reports	– Reviewed 2019 budget and approved 2020 preliminary budget – Completion of the disposal of the SUSE business – Approved the Return of Value to shareholders – Approved two further share buy-back programmes – Commenced a Strategic & Operational Review of the Group's business – Approved revised Group policies – Conducted externally facilitated board review – Reviewed and approved changes to the membership of the board's committees – Reviewed IT infrastructure changes – Reviewed compliance with debt covenants and liquidity – Reviewed risk and long-term viability and evolution of Risk Management Framework

Independent advice

The board has agreed procedures for directors, including the non-executive directors, to follow if they believe they require independent professional advice in the furtherance of their duties. These procedures allow the directors to take such advice at the Company's expense.

Operational management structure

Our organisational structure allocates individual responsibilities, the performance of which are monitored on an on-going basis. The management of the Group as a whole is delegated to the Chief Executive Officer and, through him, to the operating committee. This body is chaired by the Chief Executive Officer, Stephen Murdoch, and also comprises the Chief Financial Officer, Chief Operating Officer, Chief Human Resources Officer, Senior Vice President Strategy and Planning and the Group General Counsel and Company Secretary. It meets regularly to develop strategic plans, monitor operational performance and consider key business issues. As part of these reviews, it considers the risks associated with the delivery of strategy and any material governance issues within the Group's operating companies.

A number of Group administrative functions such as Finance, Tax & Treasury, Human Resources, IT, Corporate Communications and Legal report to the board through the operating committee.

The conduct of Micro Focus' business is delegated to local and regional executive management teams subject to a chart of approvals policy, which is approved by the board and communicated to all employees in the Group. These teams are accountable for the conduct and performance of their businesses within the agreed business strategy and a number of Group-wide policies, intended to drive compliance with key governance standards. These policies cover areas including finance, contract approvals, data protection, share dealing, business conduct, ethics and anti-bribery and corruption and anti-slavery and human trafficking.

EFFECTIVENESS

Board skills, experience, independence and knowledge of the Company

The board is satisfied that its current composition provides an appropriate blend and balance of skills, experience, independence and knowledge of the Company, such that the board and its committees can discharge their respective duties and responsibilities effectively. However, it is important that there is a progressive refreshing of the board, particularly when the strategic challenges we face are evolving. An explanation of how we manage succession planning at board level is included in the nomination committee report on page 86. There is a formal, rigorous and transparent procedure for the appointment of new directors to the board, led by the Senior Independent Director, Karen Slatford. As part of that process, each director confirms that they should be able to allocate sufficient time to the Company to discharge their responsibilities effectively.

On joining, each new director receives a comprehensive, formal and tailored induction into the Company's operations. This includes briefings on the Company's business, strategy, constitution and decision making process, the roles and responsibilities of a director and the legislative and regulatory framework. New directors also meet with the Group's CEO, CFO, senior product and other managers and have the opportunity to meet shareholders at the AGM. All directors regularly update and refresh their skills and knowledge and can request that appropriate training is provided, at the Company's expense, as required. The executive directors ensure regular informal contact is maintained with non-executive directors throughout the year, including providing opportunities to visit Group offices around the world. The non-executive directors have unrestricted access to anyone in the Company. The Executive Chairman also meets separately with the non-executive directors.

Conflicts of interest

In accordance with the Companies Act 2006, the Company has put in place procedures to deal with conflicts of interest, which have operated effectively. The board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as directors of the Company. Any changes to these commitments are reported to the board.

Board information

As explained above, the directors are provided with the agenda and supporting papers in a timely manner in advance of the relevant board or committee meeting. The board is satisfied that the information provided is in an appropriate form and of a quality that should enable the directors to discharge their duties satisfactorily.

Board and committee evaluation

A comprehensive evaluation of the performance of the board, its committees and each of its directors is carried out annually.

This year the review of the board and its committees was externally facilitated, being led by the Executive Chairman and the senior independent non-executive director, supported by the Company Secretary. The external facilitator was Emma Fallon of No 4 consultancy, who had no other connection with the Company.

Following discussion with the Executive Chairman and senior independent non-executive director, a discussion guideline was prepared to steer, but not prescribe nor limit, the topics to be discussed individually with each of the interviewees. No 4 met individually with each director and those members of the senior leadership team who interact most with the board. These were open, confidential and non-attributable conversations.

Initial findings and individual feedback was shared with the review leaders and a written report provided to all directors. The main conclusions from the review were presented to and discussed by the board.

The majority of recommendations fell broadly into three areas:

- Mechanics of board meetings, including the volume and nature of information provided and holding formal discussions of Company culture;
- Board relationships, including the non-executive directors playing a more proactive role in supporting management and creating opportunities for informal discussions of topics, without the constraint of a formal agenda; and
- Board composition and succession management, covering the future evolution of the board and the need to preserve the qualities that experienced directors bring to its discussions.

The board noted that progress had been seen with regard to actions from the previous review. Notable improvements were in relation to the presentation of information and to the positive impact from holding board and committee meetings on consecutive days, with the additional benefit of informal discussion at board dinners highlighted.

Director evaluation

In accordance with the recommendations of the Code, the Company's articles of association require that all directors are subject to election by the shareholders at the first AGM of the Company after their appointment and to re-election by the shareholders on an annual basis thereafter. Prior to proposing any director for re-election, the board operates a formal process, led by the Executive Chairman, to assess the effectiveness of each director and, in the case of the non-executive directors, their continued independence and to assess whether the individual is willing to continue in office.

Informed by individual feedback from the board review, a discussion on the contribution of each of the non-executive directors took place between the Executive Chairman and the senior independent non-executive director.

In addition, the senior independent non-executive director meets with the non-executive and executive directors at least once a year to review the performance and continuing commitment of the Executive Chairman and consider whether to recommend his re-election.

All the individuals proposed for reappointment at the 2020 AGM have been subject to an evaluation procedure in the last 12 months. The board also believes that the skills and experience of each of the non-executive directors enables them to continue to provide valuable contributions to the board, and is satisfied that each of them continues to exercise rigorous and objective judgement.

ACCOUNTABILITY AND AUDIT

The board is responsible for the preparation of the Annual Report and Accounts. In doing so, it has established formal and transparent arrangements for considering how best to apply corporate reporting, risk management and internal control principles and for maintaining an appropriate relationship with the Company's auditors, KPMG. Details of the internal control and risk management systems as they relate to the financial reporting process can be found on page 84.

The board considers the Annual Report and Accounts, taken as a whole, to be fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and prospects, including its performance, business model and strategy. While this is the board's responsibility, it is overseen by the audit committee and details of how this is done are described in the Audit committee report on page 81.

Internal control and risk management

The board is responsible for determining the nature and extent of the principal risks it is willing to take in achieving its strategic objectives, and for implementing and maintaining sound risk management systems. The way in which this is done is described in the Principal risks and uncertainties section on pages 54 to 63.

The board also has responsibilities in relation to internal control which are described in the Audit committee report on pages 78 to 85.

Managing our wider accountability obligations

The Group is required to comply with anti-bribery and corruption (ABC) legislation in many countries around the world, including the UK's Bribery Act 2010 and the US's Foreign Corrupt Practices Act 1977. To help manage these ABC risks, the Group operates a global compliance programme to implement a Code of Conduct, which was last reviewed by the board in August 2018, and which is supported by an anti-bribery and corruption policy and a gifts and hospitality policy.

The Code of Conduct also includes policies on whistleblowing, charitable donations and sets out the appropriate level of behaviour expected from all staff. Training on the Code of Conduct and processes has been rolled out to all employees.

The Group's anti-slavery and human trafficking policy has been incorporated into the Code of Conduct and a statement has been published on our website to comply with the UK's Modern Slavery Act 2015.

US SARBANES-OXLEY ACT 2002

Disclosure controls and procedures
Disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) are designed to provide reasonable assurance that the information required to be (i) recorded, processed, summarised and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. Management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgement in evaluating the cost benefit relationship of possible controls and procedures.

Based on their most recent evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of 31 October 2019, the Company's disclosure controls and procedures were not effective as a result of the material weakness in our internal control over financial reporting described below. Notwithstanding the material weakness described below, our management, including our Chief Executive Officer and Chief Financial Officer, believes that the audited consolidated financial statements contained in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the fiscal years presented in conformity with IFRS. In addition, the material weaknesses described below did not result in a misstatement to the financial statements.

Management's report on internal control over financial reporting
As a foreign issuer with American Depositary Shares listed on the New York Stock Exchange ("NYSE") the Group, as part of its disclosure and reporting obligations in the United States, is required to furnish this annual report by its management on its internal controls over financial reporting, including an attestation report issued by its independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") as at 31 October 2019.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Group. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. The Group's internal controls over financial reporting include policies and procedures which:

- are designed to give reasonable assurance that the transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorisation of management and the directors;
- relate to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposal of assets; and
- give reasonable assurance regarding the prevention or timely detection of unauthorised use, acquisition or disposal of the Group's assets that could have a material impact on the financial statements.

Any internal control network will have inherent limitations, such that the possibility of human error and circumvention or overriding of controls and procedures may not prevent or detect misstatements. In addition, the projection of any controls to future periods are subject to the risk that controls may become inadequate due to changes in conditions or because the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of internal controls over financial reporting as at 31 October 2019 based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission 2013. Based on the assessment, management concluded that its internal control over financial reporting was not effective due to the following material weakness: the Company did not have adequate controls surrounding existing IT applications, in particular regarding change management and access controls. As a result of those deficiencies, automated controls and controls over information produced by the entity could not be relied upon. These deficiencies, in aggregate, constitute a material weakness. This material weakness did not result in misstatement to the financial statements.

Our consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, which will issue an attestation report on the Company's internal control over financial reporting within the Form 20-F.

Changes in internal control over financial reporting
In the period, the Group continued to implement a framework of SOX compliant internal controls under its SOX Implementation Programme (SIP), together with a specialist team from its outsourced internal audit partner, PwC. Governance for the SIP included a cross-functional SOX steering group ("SSG") chaired by the Group's Chief Financial Officer reporting to the audit committee. In addition, the disclosure committee, also chaired by the Chief Financial Officer, continued to meet to assist the Chief Executive Officer and Chief Financial Officer in fulfilling their responsibilities in connection with the accuracy of financial reporting. The Group strengthened internal compliance by putting in place new finance compliance and revenue assurance teams. In addition, the Finance function established a finance processes and compliance committee. The SIP was implemented during a period of significant change across the organisation. Change activities include a phased finance transformation programme and work on the new IT stack, as set out in the Chief Executive's Strategic review on pages 12 to 15. As part of the governance, the SSG monitors potential adverse impacts of organisational change to the SIP.

The SIP included end-to-end process mapping, walkthroughs, test of design and test of effectiveness across the Group's main processes, Hire to Retire, Quote to Cash, Procurement to Pay and Record to Report, as well as IT general controls (ITGC), leading to the development of documented controls for each process. A global process owner owns each process and its associated controls. In the period, the Group has also reviewed its entity level controls and continued with the implementation of a SOX training plan across relevant parts of the Group. A key work stream of the SIP related to the adequacy of ITGCs. The challenges with the IT systems, including controls acquired with the HPE Software business, were disclosed in our Annual Report and Accounts 2018 and the 2018 Form 20-F. Consequently, the business remained on its legacy IT systems, necessitating business process controls and ITGCs across both systems with the attendant complexity to the control environment. The work undertaken as part of the SIP identified a number of areas for improvement in the Group's ITGCs. A remediation plan was agreed, which formed part of the SIP. Work in this area was carried out under an IT SOX Compliance Group chaired by the Chief Information Security Officer reporting to the main SSG.

In the Annual Report and Accounts 2018 and the 2018 Form 20-F the Group reported certain weaknesses in its internal control over financial reporting, which under Public Company Accounting Oversight Board auditing standards were considered to be material weaknesses. The material weaknesses related to the fact that the Group did not have sufficient formally documented and implemented processes and review procedures, nor did it have sufficient formality and evidence of controls over key reports and spreadsheets. During the year, under the SIP, management, where possible, put in place a number of actions to remediate these weaknesses and strengthen internal controls. The actions included, but were not limited to, implementing new controls both preventative and detective in nature, increasing the precision with which controls operate, ensuring clear ownership of every control, and implementing checks on the completeness and accuracy of reports that are relied upon as part of key control operations. Within the IT environment, and where technical limitations allowed, improvements included updated change management controls as well as increased access control and monitoring to IT applications.

Remediation

The Group continues its work under the SIP to remediate the material weakness and other control deficiencies, and any other matters, which arise during its progress towards SOX compliance. As set out in the Chief Executive's Strategic review on pages 12 to 15, the Group has a project underway to move to a simplified systems architecture enabling further automation of improved processes and controls. To maintain the required control environment the Group relies upon automated, semi-automated and manual controls together with a combination of preventative and detective controls. The material weakness, control deficiencies and other matters may not be able to be remediated by 31 October 2020, and there is a risk that other deficiencies for the purposes of SOX may be identified. Failure to correct the material weakness, or our failure to discover and address any other material weakness or control deficiencies, could result in inaccuracies in our financial statements, and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. It could also result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the Group's financial statements, and could have a material adverse effect on the Group's business, financial condition, results of operation and prospects.

SHAREHOLDER RELATIONS

Shareholder communications

The board recognises its responsibilities as the steward of shareholders' funds. It values the views of shareholders and recognises their interests in the Group's strategy and performance. The board aims to promote a dialogue with shareholders based on the mutual understanding of objectives and has a collective responsibility for ensuring that a satisfactory dialogue takes place. The whole board is kept up to date at its regular meetings with the views of shareholders and analysts, and reports published by sell-side analysts are also circulated to directors.

The board reports formally to shareholders on the Group's performance twice a year, in February (preliminary announcement of annual results) and July (interim results) and trading updates are issued whenever appropriate. The Annual Report is published shortly after the preliminary announcement and, where relevant, hard copies are mailed to shareholders at least 20 business days before the AGM. Regular communications are maintained with institutional shareholders and presentations are given to shareholders when the half-year and full-year financial results are announced and at other times. In addition to the Executive Chairman, Chief Executive Officer and Chief Financial Officer, who have regular contact with investors, Karen Slatford (the senior independent non-executive director) and the other non-executive directors are available to meet with the Company's shareholders as and when required in order to develop a balanced understanding of the issues and concerns particularly of major shareholders.

Separate regulatory announcements are published to the markets without delay whenever there is a material event and are available through the Company's website (www.microfocus.com), which also provides an overview of the Group's business including its strategy, products and objectives. The terms of reference of each of the board's three committees and other important corporate governance documents are also available on the Company's website and from the Company Secretary.

The Executive Chairman, the Chief Executive Officer, the Chief Financial Officer and the Company's Investor Relations function all provide focal points for shareholders' enquiries. Further details of these are available through the Company's website.

Annual General Meeting

The board recognises the importance of the Company's retail investors and encourages their participation. The main opportunity for the directors to communicate with, and hear from, our retail shareholders is at the Annual General Meeting ("AGM"). The next AGM will be held on 25 March 2020 at 3pm (UK time) at the Company's registered office, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN. In addition to the statutory business, the AGM provides an opportunity for the directors to meet shareholders and deal with any questions that may be raised either formally at the AGM or informally after the meeting closes.

In line with the Code recommendations, separate resolutions are being proposed on each substantive issue and the chairs of the audit, nomination and remuneration committees will be available to answer questions.

RICHARD ATKINS
Chairman, Audit committee



I am pleased to introduce the audit committee report for the year ended 31 October 2019.

Audit committee members and meeting attendance

	Meeting attendance
Richard Atkins	8/8
Amanda Brown	8/8
Silke Scheiber	8/8
Lawton Fitt	7/8

Karen Slatford joined the committee on 17 October 2019 but no meetings were held during the remainder of the year.

COMMITTEE CHAIRMAN'S INTRODUCTION

Dear fellow shareholders,

I am pleased to introduce the audit committee report for the year ended 31 October 2019. In the report below we explain how the committee discharged its responsibilities during the year, including the significant issues that we considered in relation to the financial statements and how we safeguarded the independence and objectivity of the external auditors. We are at an early stage of our relationship with KPMG LLP, who were appointed as our external auditors for the first time in respect of the prior period accounts, but this is developing satisfactorily. There was additional one-off workload for the committee in the year in reviewing management's preparations and readiness for compliance with the US Sarbanes-Oxley Act ("SOX") and also in relation to the Return of Value transaction announced in March 2019. Finally, the appointment of KPMG as our external auditors meant that they had to relinquish their previous internal audit responsibilities. This role was transferred to PricewaterhouseCoopers LLP (PwC) in the prior year and the committee has invested time during this year in developing a strong working relationship with the new internal audit team.

Composition of the committee
The audit committee comprises Richard Atkins (who serves as its chair), Amanda Brown, Silke Scheiber and Lawton Fitt and, from 17 October 2019, Karen Slatford. All members of the committee are independent non-executive directors. The board considers that:

- for UK purposes, Richard Atkins, a chartered accountant, has recent and relevant financial experience by virtue of his previous executive and current non-executive responsibilities (details of which can be found in his biography on page 67) and that the audit committee as a whole has competence relative to the sector in which the Company operates; and
- for US purposes, each of the audit committee members is independent under the SEC and NYSE definitions of that term; that Richard Atkins is an audit committee financial expert, is independent of management, and has accounting or related financial management expertise; and that all of the audit committee members are financially literate.

Executive directors and senior executives (most often the Director of Finance, the Head of Tax and Treasury and the Director of Internal Audit and Risk) attend meetings by invitation as required, but do not do so as of right. Representatives of KPMG LLP (external auditor), PricewaterhouseCoopers LLP (internal auditor) and Deloitte LLP (external tax advisors) also attend the committee meetings and meet privately with committee members, in the absence of executive management, prior to each committee meeting.

The committee normally meets at least four times during each financial year and more frequently as required.

Role and responsibilities of the committee
The committee's principal responsibilities are to:

- monitor the integrity of the financial statements of the Company and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgements contained in them. The committee also reviews the Group's Annual Report and Accounts and Interim Report prior to submission to the full board for approval;
- monitor the Group's accounting policies and review the Company's internal financial controls and financial reporting procedures and, on behalf of the board, the Company's internal control and risk management systems;
- monitor the adequacy and effectiveness of the Company's internal controls and internal financial controls, risk management systems and insurance arrangements;
- monitor and review the effectiveness of the Company's internal audit function;
- make recommendations to the board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, reappointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;
- oversee the relationship with the external auditors and review and monitor their independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK and US professional and regulatory requirements;
- develop and implement policy on the engagement of the external auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external audit firm; and to report to the board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken;
- provide a forum through which the Group's external and internal auditors and external tax advisors report to the board; and
- report to the board on how it has discharged its responsibilities.

The committee's terms of reference (audit committee charter) are published on the Company's website, www.microfocus.com.

Key activities in the year ended 31 October 2019
The committee met eight times during the year, one of which was a specific meeting held in connection with the Return of Value transaction announced in March 2019, following the completion of the disposal of the SUSE business.

Save for matters directly arising from its terms of reference, the main items of business the committee discussed at those meetings were:

Reviewing the Group's readiness for the completion of the SUSE transaction
Reviewing the financial viability of the SUSE Return of Value transaction
Reviewing reports from the SOX steering group and monitoring the progress of the SOX implementation plan (please refer to pages 75 to 76 for further information on the SOX implementation)
Reviewing updates from the Controllership function, including the status of the finance transformation programme and other key projects
Reviewing reports from the disclosure committee, including an assessment of the Company's status as a Foreign Private Issuer for SEC purposes
Reviewing updates from the Treasury & Tax function
Reviewing assurance updates, including reports on the status of the Group's enterprise and fraud risk management programme and the internal audit programme
Reviewing updates on the status of Brexit planning from the Brexit Working Group
Reviewing updates from the compliance committee (until August 2019). Following an expansion of its remit, from the operational risk and compliance committee (since September 2019) on the activities of risk management and compliance
Reviewing updates on the Group's insurance programme
Reviewing reports on contentious legal matters, including internal investigations and other whistleblowing matters
Considering the effectiveness and independence of the external tax advisors.

The committee met in private session both with and without management attendance at the majority of its meetings. As noted above, the committee also meets with the external auditors, internal auditors and tax advisors in private session. The committee chairman maintains regular contacts outside the formally scheduled meetings with the partners of professional firms responsible for external and internal audit and tax advice.

Significant estimates and judgements considered in relation to the Annual Report and Accounts
The committee reviewed the draft Annual Report and Accounts, together with the appropriateness and application of accounting policies and assessed all areas in which there were significant estimates or exercises of judgement. The significant matters considered by the committee were as follows:

Revenue recognition
The Group has a detailed policy on revenue recognition for each category of revenue; Licence, Maintenance, Software as a Service ("SaaS") and Consultancy. This includes the application of rules relating to determining the standalone selling price for each category of revenue in a contract, allocating the transaction price between these categories in accordance with the policy and the timing and presentation of their recognition. It also identifies the different types of commercial contracts that the Group enters into and confirms that the revenue recognition is in line with IFRS. As is the case with many technology companies, the profile of sales is weighted to the end of the financial quarter. For licence revenue in particular the impact on recognised revenue is also weighted to the end of each financial quarter. This can lead to the risk of misstatement of revenues from one period to the next.

The committee received a paper from management on key revenue recognition judgments made under IFRS 15 on contracts during the period and reviewed the appropriateness of identifying multi-element arrangements and the associated allocation of the transaction price between Licence, Maintenance, SaaS and Consultancy. The committee also considered the controls that management has in place to ensure that the transaction price allocation of revenue is appropriate. On the basis of the above, the committee concluded that the Group's revenue recognition was appropriate.

Potential impairment of goodwill and purchased intangibles
Management has completed the annual impairment review at period end of its goodwill and purchased intangibles. The net book value of the purchased intangibles is $5,829.8m and goodwill is $6,671.3m. The principal judgements are the achievability of business plans (and therefore future cash flows), the medium-term annual revenue growth rate by product group, long-term growth rates beyond the period covered by the five-year forecasts and the appropriateness of the pre-tax discount rate applied to future cash flows. The committee discussed a report from management setting out the basis for the assumptions, confirmation that the cash flows used were derived from board approved forecasts and a sensitivity analysis on key assumptions that showed there were reasonably possible changes in the discount rate and medium-term annual revenue growth rate by product group that could have an adverse impact. The committee agreed with the judgements made by management and that it was appropriate for additional disclosure to be made in light of the sensitivity of the impairment analysis to the discount rate and medium-term annual revenue growth rate by product group.

Provision for income taxes
Judgements have to be made by management on the tax treatment of a number of transactions in advance of the ultimate tax determination being known. In assessing the appropriateness of the provision recognised in respect of uncertain tax positions, the committee considered a report prepared by the Group's tax department setting out the basis for the assumptions made. They discussed the assumptions in light of the current tax environment and the status of tax audits in the main jurisdictions in which the Group operates. The committee concluded that the position taken on uncertain tax positions was appropriate.

Exceptional items
The committee considered a report from management that described the treatment and disclosure of amounts included within exceptional items. With the completion of three acquisitions in the prior period including the highly significant acquisition of the HPE Software business for $6.5bn, a material level of costs have continued to be incurred during the year on on-going one off integration activities which management have deemed to be exceptional given their nature and significance. These costs have been necessary to bring together the base Micro Focus, TAG, Serena and HPE Software business into one organisation. The committee agreed that while the level of exceptional costs are high, they have been treated consistently year-on-year and reflect the substantial on-going integration activities. The classification of certain income statement items as exceptional by the Group and its impact on related non-IFRS measures have been reviewed by the committee during the year with reference to authoritative guidance and regulations as well as through discussions with management and external advisors. The committee is satisfied that the use of exceptional items and its impact on non-IFRS measures is appropriate and enhances the understanding of the Group's financial performance and its prospects. The committee concluded that exceptional items were disclosed appropriately and reflected how they review the underlying performance of the Group.

Retirement benefit obligations
The committee considered a report from management setting out the primary assumptions including mortality, inflation and the rates at which scheme liabilities had been discounted and the sensitivity of amounts recorded in the balance sheet and income statement to changes in these assumptions. The committee concluded that the assumptions used, which were supported by third party actuarial advice, were appropriate.

Fair, balanced and understandable

The committee is satisfied, and has recommended to the board, that the 2019 Annual Report and Accounts, taken as a whole, provide a fair, balanced and understandable assessment of the Company's position and prospects at 31 October 2019 and the information necessary for shareholders to assess the Company's performance, business model and strategy. A paper prepared by management provided the committee with the detail necessary to reach this conclusion, which was supported by the collective judgement of the committee that:

- the description of the business agrees with its own understanding;
- the stated risks reflect the issues that concern the individual members of the committee;
- suitable weight has been given to both "good" and "bad" news and there was an appropriate balance between these;
- the discussion of performance properly reflects the performance of the period;
- the narrative reporting is consistent with the financial statements and the notes to the accounts; and
- there is a clear and well-articulated link between all areas of disclosure.

The committee also assessed the robustness of the processes followed in preparing the 2019 Annual Report and Accounts, which included the following:

- Papers provided by the executive directors and senior management summarising all areas where significant judgements have been applied;
- Papers outlining the process by which the financial statements were prepared and reviewed by the finance management team and other senior managers and the executive directors; and
- The review by the audit committee and its own discussions with the external auditors, senior management and executive directors.

Viability statement

The committee also assisted the board in relation to producing the Group's viability statement. This work encompassed a detailed consideration of the viability statement, including a review of the principal risks and uncertainties facing the Company and of the stress testing carried out. Following its review the committee agreed to recommend to the board that it was appropriate to make a viability statement for a four-year period and that the board could have a reasonable expectation that the Group would remain viable and have access to sufficient liquid resources to meet its liabilities as they fell due throughout that period. The viability statement is on page 43.

External audit

External auditor appointment

The committee has the primary responsibility for monitoring the independence and objectivity of the external auditors and assessing their performance and effectiveness. Informed by this knowledge, the committee makes recommendations to the board on the appointment and reappointment of the external auditors, taking into account partner rotation and other relevant factors.

The current external auditors, KPMG LLP and the lead partner Tudor Aw, undertook their first audit of the Group for the period ended 31 October 2018, having been appointed following a competitive audit tender process in the 2017 financial year. That tender process sought to identify an audit firm who would provide the highest quality, most effective and efficient audits. Critical success factors included sector experience and knowledge, cultural fit, geographical coverage, the audit record of the lead partner and firm as well as the use of technology. Under UK rules, the appointment of the senior statutory auditor (the lead audit partner) rotates every five years, regardless of whether there has been an audit tender.

The committee agrees the scope and focus areas of the external audit, including key risks and the alignment of this with the Group's known risks and the work of other assurance functions. The committee has primary responsibility for agreeing the fees payable for the statutory audit and all other fees payable to the external audit firm.

Non-audit services and fees

It can occasionally be more efficient or necessary to engage the external auditors to provide non-audit services because of their knowledge and experience and/or for reasons of confidentiality. However, safeguarding the objectivity and independence of the external auditors is an overriding priority. For this reason, the committee has approved a written policy governing the services that can be provided by the external auditors. The policy also sets out a process for prior approval of both the nature of the service to be provided and the associated fees. The external auditors would only be appointed to perform a service when doing so would be consistent with both the requirements and principles of the relevant external regulations, and when their skills and experience make the firm the most suitable supplier.

We classify work that the external auditors might be permitted to perform into one of three categories and manage these as follows:

- Audit services – the scope and fees for the statutory audit are agreed by the committee;
- Audit-related services (including the review of interim financial information and work such as Sarbanes-Oxley attestation which the auditors are required to perform) – the scope of any such services and the fees must be pre-approved by the committee; and
- Other non-audit services (such as taxation compliance support and other assurance-type work) – the scope of any such services and the fees must be pre-approved by the committee, with an additional requirement that where the expected fee exceeds a predetermined level, the appointment must be subject to the Group's normal tender procedures.

There is a further requirement that the external auditors may not undertake any work that would generate a fee which is material relative to the audit fee or to the compensation of the individuals performing the audit.

Our policy includes a list of services which the external auditors are prohibited from performing. To mitigate any risks threatening, or appearing to threaten, the external auditors' independence and objectivity, they may not perform any functions of management, undertake any work which they may later need to audit or rely upon in the audit or serve in an advocacy role for the Company or which may otherwise create a conflict of interest.

During the year ended 31 October 2019, the fees paid to the external auditors were:

	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Audit services	16.7	14.1
Audit-related services	3.6	0.9
Sub-total: audit and audit-related fees	**20.3**	15.0
Other assurance services	–	0.7
Services related to taxation	0.1	0.4
Other non-audit services	–	0.1
Sub-total: fees other than audit and audit-related fees	**0.1**	1.2
Total	**20.4**	16.2

Non-audit fees paid in the year ended 31 October 2019 amounted to 0.5% of the audit and audit-related fees (18 months ended 31 October 2018, 8%), which the committee concluded was an acceptably low level.

Of the audit-related services undertaken in the year ended 31 October 2019 only one was considered to be significant. This related to the controls attestation of the Group's implementation of Sarbanes-Oxley Section 404, for which a fee of $3.0m was paid.

Independence and objectivity of the external auditors

The committee is responsible for safeguarding the independence and objectivity of the external auditors and has developed a robust policy designed to ensure that this is not compromised. As explained above, the committee manages the risks that the external auditors undertake inappropriate non-audit work, or earn material levels of fees for non-audit services. It also considers the standing and experience of the external audit partner and takes comfort from the fact that KPMG took office relatively recently and from the external auditors' confirmation that they have complied with relevant UK and US independence standards.

The committee is satisfied that the independence and objectivity of the external auditors has been maintained throughout the year ended 31 October 2019 and to the date of this report.

Effectiveness of the external auditors

The committee has reviewed the performance of the external auditors, taking into account the fulfilment of the agreed audit plan, the views of management, the external auditors' findings reported to the committee and the audit team's responses to questions from committee members. The committee also reviewed publicly-available information published by the Financial Reporting Council ("FRC") in relation to KPMG LLP at the level of the UK audit firm. Based on this information the committee concluded that the external audit process was operating effectively and KPMG were effective in their role as external auditor.

Interactions with the Financial Reporting Council

There were no interactions with the FRC's Corporate Reporting Review team during the year.

During the year, the FRC's Audit Quality Review (AQR) team reviewed KPMG's audit of the 2018 Annual Report and Accounts as part of its normal inspection processes. The AQR team provided the committee chairman with a summary of their findings, which he discussed with the lead audit partner. Those findings were then presented to the committee at its December 2019 meeting. There were no material issues raised in relation to the financial statements, limited areas of audit improvement identified and the committee concluded that it had no concerns about the quality of the 2018 audit.

The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014

The Company confirms that it complied with the provisions of this legislation throughout the year ended 31 October 2019.

Internal control and risk management

Effective internal control and risk management

Following the annual cycle of work of the committee, it concluded that sound risk management and internal control systems had been maintained during the period. With respect to risk management, under the Risk Management Framework the committee receives and reviews a report at each meeting on the principal risks across the Group, which is discussed with senior management. The committee was satisfied with the process and risks identified. It was also satisfied that there was a high level of assurance provided by the internal auditors, the external reviews conducted by KPMG for the interim period and their full period-end audit, together with the input of the Group's tax advisors, Deloitte.

The board is ultimately responsible for establishing and monitoring internal control systems throughout the Group and reviewing their effectiveness. It carries out a review, at least annually, covering all material controls including financial, operational and compliance controls and risk management systems.

It recognises that rigorous systems of internal control are critical to the Group's achievement of its business objectives, that those systems are designed to manage rather than eliminate risk and that they can only provide reasonable and not absolute assurance against material misstatement or loss.

As the Company's ADRs are listed in the US, the Group's internal controls over financial reporting are subject to the requirements of the Sarbanes-Oxley Act 2002 ("SOX"). Please refer to pages 75 to 76 for the update on the Group's SOX implementation plan. The requirements under SOX require a greater degree of formal documentation of controls. However, the audit committee has reviewed and discussed this position with its auditors and satisfied itself that the current control environment is effective under the UK Corporate Governance Code.

There is an on-going internal process under the Risk Management Framework for identifying, evaluating and managing the significant risks faced by the Group in association with the work performed by the outsourced internal audit function. This process has been in place throughout the period and up to the date of approval of the Annual Report and Accounts and it is regularly reviewed by the board and accords with the FRC Guidance on Audit Committees published in April 2016.

As part of the process that the Group has in place to review the effectiveness of the internal control system, there are procedures designed to capture and evaluate failings and weaknesses and, in the case of those categorised by the board as "significant", procedures exist to ensure that necessary action is taken to remedy any such failings. The review covers all material controls, including financial, operational and compliance controls.

The committee reports on a regular basis to the board on the Group's internal financial control procedures and makes recommendations to the board in this area.

The external auditors provide a supplementary, independent and autonomous perspective on those areas of the internal control system which they assess in the course of their work. Their findings are regularly reported to both the committee and the board.

The key elements of the control system are:

- The Group operates a structured, objectives-driven approach to fulfil its core purpose and goals in respect of sustained profitability and growth;
- Systems and procedures are in place for all major transaction types with appropriate authorisation controls;
- All contracts are reviewed. The level of review depends on the size and complexity of the contracts and associated risks. There are formal limits above which the review level is escalated;
- Reconciliations are performed on a timely basis for all major accounts; and
- Research and development and capital expenditure programmes are subject to formal review and monitoring procedures.

The board recognises the need to understand and control the variety of risks to which the Group is exposed. During the period, in order to address this on behalf of the board, the committee oversaw the executive management's risk management activities under the RMF. The executive management took responsibility for regular evaluation of generic and specific risks within the business and the implementation of mitigation plans to address them.

Risks are assessed with reference to the achievement of the Group's business objectives and according to current market and economic issues. The continuous monitoring of strategic and operational risks is the responsibility of the board and executive management respectively. The risk process has been in place for the period under review and is up to date at the time of this report. Please refer to pages 54 to 63 for the report on principal risks and uncertainties.

The committee considers any significant control matters raised in reports from management and by the internal and external auditors. It then reports its findings to the board. Where weaknesses are identified, the committee requires appropriate action to be taken by management and may request internal audit to perform a specific review into these areas if required.

Financial reporting
In addition to the general internal controls and risk management processes described above, the Group also has specific internal controls and risk management systems to govern the financial reporting process:

- There are Group policies covering what is reported monthly to the board and the executive committee. The Group's financial reporting system has been guided by the requirement to ensure consistency and visibility of management information to enable the board and the executive team to review the Group's worldwide operations effectively;
- Cash flow forecasts are produced monthly by all operations. These are reviewed by the Group treasury function to ensure effective cash management by the Group;
- Management representations covering compliance with Group policies and the accuracy of financial information are collected on a half-yearly basis;
- All the major trading entities completed a self-assessment on the effectiveness of their internal control environment;
- The consolidation process entails the combining and adjusting of financial information contained in the individual financial statements of the Company and its subsidiary undertakings in order to prepare consolidated annual report and accounts that present financial information for the Group as a single economic entity. The Group accounting policies set out the basis of preparation and consolidation, including the elimination of inter-company transactions, balances and unrealised gains between Group companies;
- Financial information from subsidiaries is reviewed for accuracy by internal review and externally audited where required; and
- The consolidated financial statements are completed in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and in conformity with IFRS as adopted by the European Union (collectively "IFRS"), IFRS Interpretations committee, the Companies Act 2006 and Article 4 of the IAS Regulation.

The board, with advice from the committee, is satisfied that an effective system of internal control and risk management processes are in place which enable the Company to identify, evaluate and manage key risks and which accord with the FRC Guidance on Audit Committees published in April 2016. These processes have been in place since the start of the financial period up to the date of approval of the Annual Report and Accounts. Further details of the risks faced by the Group are set out on pages 54 to 63.

Internal audit

PwC provided internal audit services to the Group throughout the year ended 31 October 2019 and has been the Group's internal audit provider since their appointment on 1 September 2017. The Group's Director of Internal Audit and Risk provides oversight and coordination of internal audit. In order to ensure independence, internal audit has a direct reporting line to the committee and to me, its chairman.

The committee monitored and reviewed the scope and results of the internal auditor's activities as well as its effectiveness during the period. The annual internal audit plan is approved by the committee at the beginning of the financial period, with any subsequent changes to the plan requiring committee approval. The nature and scope of the internal auditor's work is reviewed and approved and the results of the audits are assessed alongside management's responses. Issues with the audit reports which are graded as needing improvement are considered in detail by the committee along with the appropriateness of mitigation plans to resolve the issues identified.

At each meeting, the committee received reports from PwC in order to ascertain progress in completing the internal audit plan and to review results of the audits.

Whistleblowing

The Group has a whistleblowing policy, which forms part of the Group's Worldwide Code of Conduct and Business Ethics. This allows employees to raise issues of concern in relation to dishonesty or malpractice on an entirely confidential basis. The committee receives regular reports as to whether any matters have been raised within the Group and any applicable details.

Committee evaluation

As noted on page 73, an externally facilitated review was undertaken during the year. The committee was considered to be operating effectively, with its reviews being conducted at the level of detail required. The committee's approach to risk management was highly regarded, including the opportunity for specific "deep dives" to be conducted at board meetings.

Richard Atkins
Chairman, Audit committee
3 February 2020

KAREN SLATFORD
Chair, Nomination committee



I am pleased to introduce the nomination committee report for the year ended 31 October 2019.

Nomination committee members and meeting attendance

	Meeting attendance
Karen Slatford	5/5
Richard Atkins	5/5
Lawton Fitt	5/5
Darren Roos	3/3

Amanda Brown and Silke Scheiber joined the committee on 17 October 2019 but no meetings were held during the remainder of the year.

COMMITTEE CHAIR'S INTRODUCTION

Dear fellow shareholders,

I am pleased to introduce the nomination committee report for the year ended 31 October 2019. Following a number of board changes in recent years, this has been a year of consolidation. As indicated in last year's report, we successfully transitioned the role of Chief Financial Officer from Chris Kennedy to Brian McArthur-Muscroft in February 2019. The committee focused its attention in the year on cultural issues, including employee engagement, diversity and inclusion, governance matters and, of course, succession planning for board and senior executive roles.

Composition of the committee

The nomination committee comprises Karen Slatford (who serves as its Chair), Richard Atkins and Lawton Fitt and, from 17 October 2019, Amanda Brown and Silke Scheiber. Darren Roos also served as a member until 2 September 2019, on which date he ceased to serve as a director. All members of the committee are independent non-executive directors. Executive directors and senior executives are invited to attend the meetings by invitation, as required, but do not do so as of right.

The committee normally meets at least twice during each financial year, and more frequently as required.

Role and responsibilities

The committee's principal responsibility is proposing candidates for appointment to the board, having regard to the balance and structure of the board and taking into consideration the benefits of diversity in all its forms, including gender, ethnicity, religion, disability, age and sexual orientation. The terms of reference of the committee include, among other matters, the following responsibilities:

- To review the structure, size and composition (including the skills, knowledge, experience and diversity) required of the board and make recommendations to the board with regard to any changes;
- To identify and nominate, for the approval of the board, candidates to fill board vacancies as and when they arise;
- To give full consideration to succession planning for directors and other senior executives;
- To keep under review the leadership needs of the Group, both executive and non-executive, with a view to ensuring the continued ability of the Group to compete effectively in the marketplace; and
- To review annually the time required from non-executives, evaluating whether they are spending enough time to fulfil their duties.

The committee's terms of reference are published on the Company's website, www.microfocus.com.

Diversity

The board has considered diversity in broader terms than just gender and believes it is also important to reach the correct balance of skills, knowledge, experience and independence on the board. During the prior year, the committee reviewed the Company's diversity policy to include a strategy to promote equal opportunity and attract a wider range of ethnicity, while continuing to attract and retain the most talented people who can deliver sustained outstanding performance. The Group has formal policies in place to promote equality of opportunity across the whole organisation, regardless of gender, ethnicity, religion, disability, age or sexual orientation.

At 31 October 2019 the board comprised four men (50%) and four women (50%). The Company Secretary is also a woman. As opportunities arise the board will seek to broaden the wider diversity of the directorate, in line with its policy goals. Our most senior management forum, the operating committee, has four male members and two female members, so 33% of its members are female. Of the 44 employees who report directly to the operating committee members, 14 are female, being 32%.

Policy on board appointments

All board appointments are made on merit with the aim of achieving a correct balance and blend of skills, experience, backgrounds and diversity, in all its forms. Our overriding objective is to appoint the best possible candidate available in the market at the time of recruitment. Where board appointments are being contemplated, the committee would generally use search consultants to identify suitable candidates but would consider open advertising in appropriate circumstances. The brief to external search consultants would include diversity criteria.

Key activities in the year ended 31 October 2019

The committee met five times during the year and attendance at those meetings is shown in the table on page 86. The main items of business discussed at those meetings were:

Reviewing succession planning for board and senior executive roles
Updating the Company's policy on external board appointments
Reviewing culture and engagement within the Group, including reward and recognition schemes
Reviewing the results of the Group's MyVoice employee attitude survey
Reviewing the status of the Company's diversity and inclusion initiatives
Recommending to the board that Amanda Brown be offered an additional term of office as a non-executive director
Reviewing the composition of board committees, in anticipation of the recommendations in the 2018 edition of the UK Corporate Governance Code.

Board changes

During the year ended 31 October 2019 there have been three changes to the board, two of which were discussed in last year's report:

- Chris Kennedy ceased to serve as Chief Financial Officer and as an executive director on 21 February 2019;
- Brian McArthur-Muscroft joined the board as Chief Financial Officer and as an executive director on 21 February 2019; and
- Darren Roos ceased to serve as a non-executive director on 2 September 2019.

The process that led to the appointment of Brian McArthur-Muscroft was led by the committee and was formal, rigorous and transparent. An external search agency, Odgers Berndtson, was used which has no other connection with the Company. A sub-committee of Kevin Loosemore, Richard Atkins and Stephen Murdoch reviewed potential candidates and provided their views to the committee, which then delivered its own recommendation to the board.

Committee evaluation

As noted on page 73, an externally facilitated review was undertaken during the year. The main finding was that, while the committee's work tended to be reactive, having a more structured calendar of meetings on key topics, such as board and senior management succession planning, would be welcomed by its members, and this is being implemented.

Karen Slatford
Chair, Nomination committee
3 February 2020

AMANDA BROWN
Chair, Remuneration committee



I am pleased to introduce the remuneration committee report for the year ended 31 October 2019.

Remuneration committee members and attendance

	Meeting attendance
Amanda Brown	7/7
Karen Slatford[1]	7/7
Silke Scheiber	7/7
Darren Roos[2]	4/5
Richard Atkins[3]	
Lawton Fitt[4]	

1 Karen Slatford stepped down from the committee with effect from 16 October 2019.
2 Darren Roos left the board on 2 September 2019.
3 Richard Atkins joined the committee on 16 October 2019.
4 Lawton Fitt joined the committee on 16 October 2019.

ANNUAL STATEMENT FROM THE CHAIRMAN OF THE REMUNERATION COMMITTEE

Dear fellow shareholders,

On behalf of the board, I am pleased to present our Directors' Remuneration report, which is set out in two sections. The first section relates to the proposed new Directors' Remuneration Policy which will be subject to a binding shareholder vote at the 2020 Annual General Meeting and, if approved, will apply for three years from the conclusion of the AGM. The second section is the Annual Report on Remuneration, which provides details of the amounts earned in respect of the year ended 31 October 2019. These payments are governed by the current Remuneration policy which was approved by shareholders at the 2017 Annual General Meeting and can be found at www.investors.microfocus.com or on pages 70 to 82 of the 2017 Annual Report and Accounts. The Annual Report on Remuneration also describes how the new Remuneration Policy will be implemented for the year ending 31 October 2020 (subject to shareholders approving the new Remuneration Policy) and will be subject to a non-binding advisory vote at the 2020 AGM.

Responding to shareholder feedback

At the AGM on 29 March 2019, we received a 50.4% vote against the 2018 Annual Report on Remuneration. This was very disappointing and the committee and the board have taken this voting outcome extremely seriously. Since the AGM, we have spent considerable time understanding the views of shareholders, engaging with them and reviewing our current remuneration arrangements in order to design a new Remuneration Policy that addresses shareholder concerns and incorporates current corporate governance best practice for a UK-listed business. The key changes are listed below:

Removal of Additional Share Grant scheme

The Additional Share Grant ("ASG") scheme was raised as an issue by a number of shareholders. The scheme had been introduced to reward exceptional shareholder value creation following major acquisitions. Following feedback from investors, the board has decided to remove this scheme, therefore there will be no future ASG grants. As the maximum bonus opportunity for directors will remain at the current level of 150% of base salary and the maximum LTIP grant level will stay at 200% of base salary, this represents a significant reduction in the maximum incentive opportunity for our executive directors under the new policy compared with the current one.

In addition, the current executive directors have agreed to surrender their outstanding HPE Software ASG awards and therefore these lapse with effect from 3 February 2020. Further context is set out later in this letter.

Introduction of a post-vesting holding period for LTIP

We have added a two-year post-vesting holding period which will apply to LTIP awards granted under the new policy.

Introduction of post-cessation shareholding

Executive directors will be required to hold their full shareholding requirement (200% of salary) for two years after leaving the Company. This new post-cessation shareholding requirement will apply to shares released from awards granted after the approval of the new policy and executive directors will be required to agree to the Company's agreed holding mechanism.

Alignment of pension contribution rates for directors with those of the workforce

We propose to reduce the current maximum defined contribution pension level (or cash in lieu) for new executive directors from 15% of base salary to the same level which is provided to employees generally in the same location as the executive director (the current level of employer contribution for UK employees is 5%). The existing Chief Executive Officer and Chief Financial Officer currently receive 15% of base salary as a cash allowance in lieu of pension contributions and the Executive Chairman receives 20%. Subject to approval of the new policy, the Company contributions for all current executive directors will reduce to the general employee level for the UK by the end of 2022 in one step.

Enhancement of malus and clawback

We have added corporate failure as an additional trigger event for malus and clawback and have extended the clawback period for annual bonus and deferred bonus shares from one to two years.

Introduction of additional performance measures for incentive schemes

Best practice is now to have more than one financial measure and this has been raised by a number of shareholders.

Under the proposed Remuneration Policy, we intend to apply at least two financial performance measures for both the bonus and the LTIP which are appropriately linked to the Company's strategy. I have commented later in this letter on the decisions which have been made in respect of the performance measures for the 2020 financial year, given the timing of the outcome of the Strategic & Operational Review.

A complete list of all of the proposed policy changes, together with the rationale for the changes, is set out on page 97.

In addition to the proposed policy changes, we have taken account of shareholder experience and sentiment when reviewing the implementation of the proposed policy for the year ending 31 October 2020:

Surrender of outstanding HPE Software ASGs

One of the most significant concerns raised when we consulted with shareholders was the decision to re-grant the HPE Software ASGs to reflect a three-year performance period from completion of the HPE Software acquisition, thereby changing the vesting date to September 2020. Many shareholders appreciated the need to retain the management team's focus on delivering value from the HPE Software acquisition, despite the integration plan being about one year behind schedule. A number of shareholders also noted that the challenging 50% to 100% shareholder return performance measure and the initial reference price of £18.1775 were retained. The current executive directors have decided that they will surrender their outstanding ASGs, therefore these outstanding awards for the Executive Chairman, Chief Executive Officer and Chief Financial Officer lapse with effect from 3 February 2020.

Executive directors' salaries unchanged for 2020

The committee determined that the salaries for executive directors will not be increased in 2020.

Corporate governance

As well as incorporating shareholder feedback, we have aimed to reflect current corporate governance and best practice principles for a UK-listed business in the design of our new policy, for example reducing pension rates for executive directors and introducing post-cessation shareholding requirements.

We have also included new disclosures to reflect the 2018 Corporate Governance Code and new reporting requirements in this report, ahead of when we are technically required to do so, such as the table on page 92 which sets out how the committee took into account various factors in designing the proposed new policy for executive directors, undertaking a review of broader workforce remuneration and disclosing CEO pay ratios. We will continue to incorporate elements of the 2018 Corporate Governance Code throughout 2020, such as engagement with the workforce and explaining to employees about how the new executive directors' Remuneration Policy aligns with wider pay policy.

Business performance in FY19 and incentive outcomes
FY19 was a challenging year, with Adjusted EBITDA declining over the year relative to the 12 month period ending 31 October 2018, which resulted in no FY19 bonus for executive directors. Over the three years to the end of April 2019, there was a 42.9% increase in Diluted Adjusted EPS, resulting in the three-year aggregate EPS performance for the 2016 LTIP exceeding the stretch target of RPI plus 9% per annum and accordingly the performance target was met in full. There were no material Environmental, Social or Governance (ESG) events which the committee had to consider when determining the final vesting outcome. Accordingly the committee determined that the 2016 LTIP should vest in full. As the Executive Chairman and the CEO have not exercised these options and sold the resulting shares, their value has been impacted by the share price fall after the August 2019 trading update.

Overall, the committee believes that the Remuneration Policy has delivered an appropriate outcome in respect of FY19 for the Company performance achieved and therefore that the Company's Remuneration Policy has operated as intended.

Further details on the bonus and LTIP outcomes are set out on page 102 of the Annual Report on Remuneration.

Performance measures for the 2020 incentives
As Stephen Murdoch has outlined in his Chief Executive's Strategic review, the Micro Focus strategy is to stabilise revenue whilst achieving mid-40s EBITDA Margins. To achieve this, the management team has identified a number of critical strategic priorities which will need to be executed successfully over the next few years. In order to support this and in line with the proposed new Remuneration Policy, the committee has introduced an additional financial measure for the 2020 annual bonus, as well as an element of personal performance. The 2020 bonus will therefore have 60% subject to Adjusted EBITDA performance, 20% based on revenue performance and 20% will be based on non-financial or strategic individual key performance objectives (KPOs), in order to incorporate other business critical objectives aligned to the business plan. There will be no payout under the KPO element if there is no payout under any of the financial measures.

Under the proposed new Remuneration Policy, LTIP grants will be subject to a minimum of two financial performance measures. It is intended that the performance measures for the 2020 grants will comprise free cash flow and TSR. In light of the recently concluded Strategic & Operational Review and the announcement that the current Executive Chairman will be stepping down from the board on 14 February 2020 and will be replaced by a newly appointed non-executive Chairman, the committee has decided that a thorough shareholder consultation is required before confirming the financial measures and targets for the 2020 LTIP grants. The 2020 LTIP grants will therefore be delayed until after the AGM and, between now and making the grants, the new non-executive Chairman and I will be consulting with shareholders and listening to your views on the proposed measures. When we have completed the consultation, we will finalise and publish the measures, weightings, targets and grant levels for the 2020 LTIP on our website in advance of granting the awards.

When setting the 2020 LTIP grant levels for the executive directors, the committee will take account of shareholder experience following the August 2019 trading update and subsequent share price decline.

We realise that this is not a standard approach to disclosure and timing of consultation however, the LTIP is a forward-looking, three-year performance incentive, therefore, ensuring that we apply the right measures, reflecting the appropriate value creation priorities is vital. The timing of the Strategic & Operational Review outcome and the new non-executive chairman appointment simply did not allow enough time for meaningful consultation on LTIP measures in advance of the AGM. Therefore the committee has concluded that this is the most effective course of action given the circumstances.

In summary
We are absolutely committed to maintaining an open and transparent engagement with our investors and to rebuilding trust regarding directors' remuneration. We believe that we have made significant changes in the proposed new policy to address shareholders' concerns and reflect UK corporate governance best practice. We have also aimed to provide as full disclosure as possible in relation to the last financial year and in explaining the committee decisions which have been made.

I therefore hope to receive your support for the proposed new Directors' Remuneration Policy and the 2019 Annual Report on Remuneration at our upcoming AGM.

Amanda Brown
Chair, Remuneration committee
3 February 2020

Compliance statement

This Directors' Remuneration report has been prepared on behalf of the board by the committee and complies with the provisions of the Companies Act 2006 and Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended (the UK Regulations). The report has been prepared in line with the applicable UK Corporate Governance Code and the UK Listing Rules.

The Corporate Governance Code issued in June 2018 (the 2018 Code) and the provisions of the Companies (Miscellaneous Reporting) Regulations 2018 (the 2018 Reporting Regulations) which relate to annual remuneration reports (as opposed to remuneration policy reports) do not apply to this Directors' Remuneration report, as, in both cases, they apply to reporting years commencing on or after 1 January 2019. The provisions of the Companies (Directors' Remuneration Policy and Directors' Remuneration Report) Regulations 2019 (the 2019 Reporting Regulations) which relate to annual remuneration reports (as opposed to remuneration policy reports) also do not apply to this Directors' Remuneration report as they apply to reporting years commencing on or after 10 June 2019. The provisions of the 2018 Reporting Regulations and the 2019 Reporting Regulations which apply to remuneration policy reports have been fully incorporated into this Remuneration Policy report as required. We have also incorporated many of the requirements of the 2018 Code and the provisions of the 2018 Reporting Regulations (which apply to annual remuneration reports) ahead of time in this Annual Report on Remuneration. Any remaining requirements of the 2018 Code, the 2018 Reporting Regulations and the 2019 Reporting Regulations will be fully reflected in next year's Directors' Remuneration report.

DIRECTORS' REMUNERATION POLICY

This section of the report sets out the proposed new Remuneration Policy for directors. A binding shareholder resolution to approve the Remuneration Policy will be proposed at the 2020 Annual General Meeting ("AGM") on 25 March 2020 and, subject to shareholder approval, will be effective from the conclusion of the AGM for a period of three years. Subject to approval of the proposed new policy, the 2020 annual bonus plan and the 2020 LTIP grants will be operated under the new policy. The key changes from the previous Remuneration Policy (which was first published on pages 72 to 82 of the 2017 Annual Report and Accounts and which was approved by shareholders at the September 2017 AGM) and the rationale for the changes are explained in the letter from the remuneration committee chair on pages 88 to 90 and in the table on page 97. The policy will be available to view at www.microfocus.com.

The committee determines the Remuneration Policy and the individual remuneration packages for executive directors and the executive management team. No individual participates in discussions relating to the setting of their own remuneration.

The committee considers that the remuneration arrangements proposed under the new policy are appropriate based on internal and external measures. From an internal perspective, it has reviewed Chief Executive Officer to UK employee pay ratios (see page 111) and the percentage change from 2018 to 2019 in Chief Executive Officer salary, benefits and bonus relative to the wider global employee population (see page 111) and is comfortable that the overall remuneration opportunity for executive directors is appropriate, especially given the higher proportion of performance related pay which they have relative to employees generally, which reflects their increased ability to impact the business performance.

In terms of external benchmarking for the executive directors, the committee reviews relevant market data, for example for the FTSE 100, the FTSE 250, as well as for some US based technology companies of comparable size to Micro Focus. Benchmarking is only one factor which the committee takes into account when making decisions about pay. This benchmarking approach is broadly consistent with the approach applied more broadly to employees throughout the Group.

The remuneration policy for the wider employee group is based on broadly consistent principles to those for executive directors. All employees who are not eligible for commission-based reward participate in an annual bonus plan, which is based on similar financial measures and targets as the executive directors. Performance measures are consistent for all participants in the LTIP. All employees globally have the ability to buy Company shares under one of the Company's all-employee share purchase plans. At its January 2020 meeting, the committee considered various aspects of workforce remuneration and took these into account when determining the proposed new Directors' Remuneration Policy.

The table below shows how the committee addressed simplicity, clarity, risk, predictability, proportionality and alignment to culture when determining the Directors' Remuneration Policy.

Factor	How has this been addressed
Clarity Remuneration arrangements should be transparent and promote effective engagement with shareholders and the workforce.	We have aimed to be completely transparent about the detail of our proposed new Remuneration Policy (for example when and how certain newly introduced features, such as holding periods and post-cessation shareholding requirements, take effect). We have complied with certain disclosure requirements ahead of when we are required to do so, for example CEO pay ratios, in the spirit of openness and transparency. We have engaged with shareholders to understand more about the reasons for the negative vote against the 2018 Annual Report on Remuneration and to inform them of the key aspects of the proposed new Remuneration Policy. We will be undertaking a full consultation in advance of granting the 2020 LTIP awards. The Company currently engages with the broader employee population in connection with their remuneration through a variety of methods including explanatory guides and face-to-face briefings and seeks their views on reward via employee opinion surveys.
Simplicity Remuneration structures should avoid complexity and their rationale and operation should be easy to understand.	By removing ASGs from our new Remuneration Policy, we have simplified our incentive structure so that we only have one long-term incentive plan and an annual bonus plan (which incorporates share deferral).
Risk Remuneration arrangements should ensure that reputational and other risks from excessive rewards, and behavioural risks that can arise from target-based incentive plans, are identified and mitigated.	A number of design features exist under our new policy in order to take into account and minimise risk as follows: – The committee can apply discretion to override formulaic incentive outcomes if it believes this would result in a fairer outcome; – We operate bonus deferral and have added post-vesting holding periods to the LTIP and extended our shareholding requirement so that it applies for two years post-cessation; and – Malus and clawback provisions are in place in the bonus and LTIP. Under the proposed new policy, we are adding corporate failure as an additional malus and clawback trigger event and the clawback period is being extended to two years for all future bonuses and deferred bonus shares awarded under the new policy.
Predictability The range of possible values of rewards to individual directors and any other limits or discretions should be identified and explained at the time of approving the policy.	The proposed new Remuneration Policy sets out: – The maximum award levels and the range of vesting outcomes applicable to annual and long-term incentive arrangements; and – The discretions which are available to the committee (for example to override formulaic incentive outcomes and to apply malus and clawback). In the past, the ASGs have delivered significant value to executives in line with the value which has been created for shareholders. As no future ASGs will be granted, the executive directors' packages are less leveraged and more predictable under the proposed new policy.
Proportionality The link between individual awards, the delivery of strategy and the long-term performance of the Company should be clear. Outcomes should not reward poor performance.	Performance measures are designed to align to strategy and incentive plans provide for a range of payout levels which are dependent on and linked to Company performance. Deferral periods and holding periods help to further align incentive outcomes for executives to the shareholder experience. No payment is made for poor performance and any individual leaving the Company due to performance issues would not be entitled to any incentive payments.
Alignment to culture Incentive schemes should drive behaviours consistent with Company purpose, values and strategy.	As discussed in the committee Chair's letter on pages 88 to 90, under the new policy we will use at least two financial performance measures for the bonus plan and the LTIP. The performance measures will be chosen to reflect the annual business plan and the Company's strategy.

The table below sets out the Remuneration Policy that shareholders will be asked to approve at the AGM on 25 March 2020.

Remuneration Policy table – executive directors
All footnotes to the policy table can be found on page 95.

BASE SALARY

Alignment with strategy
Supports the recruitment and retention of executive directors of the calibre required to deliver the Group's strategy.

Operation
Salaries are normally reviewed annually and increases generally apply from the first quarter of the financial year.

When determining base salary levels, the committee considers the following:

- Pay increases for other employees of the Group;
- The individual's skills, experience and responsibilities;
- Pay at companies of a similar size, complexity and international scope, in particular those within the technology sector, the appropriate FTSE index, US listed technology companies and privately owned software companies; and
- Corporate and individual performance.

Maximum opportunity
Ordinarily, salary increases will be in line with increases awarded to other employees of the Group. However, increases may be made above this level at the committee's discretion to take account of individual circumstances such as:

- Increase in scope and responsibility;
- Increase to reflect the individual's development and performance in role (e.g. for a new appointment where base salary may be increased over time rather than set directly at the level of the previous incumbent or market level); and
- Alignment with market level.

Performance measures
None, although overall performance of the Company and the individual is considered by the committee when setting and reviewing salaries annually.

BENEFITS

Alignment with strategy
Provides a competitive and cost-effective benefits package to assist executive directors in carrying out their duties effectively.

Operation
The Group provides a range of benefits to executive directors which, subject to periodic review, may include car benefits (or cash equivalent), private medical and dental insurance, permanent health insurance, directors' and officers' liability insurance, life assurance, tax return preparation costs for non-home country filings arising as a result of employment with the Company and other benefits available to employees generally, including, where appropriate, the tax on such benefits.

Additional benefits may also be provided in certain circumstances which may include (but are not limited to) relocation expenses, expatriate allowances, housing allowances, school fees and payment of incremental overseas tax liabilities.

Maximum opportunity
The maximum value for on-going benefits for executive directors will not normally exceed 15% of base salary (excluding any one-off items such as relocation benefits and any tax-related charges met by the Company). However, the committee may provide reasonable benefits beyond this amount in exceptional situations, such as a change in the individual's circumstances caused by the Company, or if there is a significant increase in the cost of providing an agreed benefit.

Performance measures
None.

PENSION

Alignment with strategy
Provides a competitive post-retirement benefit, in a way that manages the overall cost to the Company.

Operation
The Company operates a defined contribution plan with contributions set as a percentage of base salary, such contribution rate being subject to review and change from time to time. An individual may elect to receive some or all of their pension contribution as a cash allowance.

Maximum opportunity
Maximum for new hires: For executive directors hired or promoted to the board after the effective date of this policy, the maximum value of the Company contribution is equivalent to the level of pension benefit provided to employees generally in the same location under the Company's regular defined contribution plans in effect, or as amended, from time to time.

Maximum for existing executive directors: The existing executive directors will transition from their current pension contribution rates to the new hire pension maximum applicable to employees generally by the end of 2022. Currently, the existing CEO and CFO receive 15% of base salary as a cash allowance in lieu of pension contribution and the Executive Chairman receives 20%. Subject to approval of the new policy, the Company contributions for all current executive directors will reduce to the general employee level for the UK by the end of 2022 in one step. Therefore, by the end of 2022, the current executive directors will be subject to the same maximum as described above for new hire executive directors.

Performance measures
None.

ANNUAL BONUS

Alignment with strategy
Rewards and incentivises the achievement of annual financial targets which are chosen to align with the Company's strategy. The compulsory deferral of one-third of any bonus earned into Company shares for three years promotes longer-term alignment of executive director interests with shareholders' interests.

Operation
Financial measures and targets are set by the committee for each financial period and pay out levels are determined by the committee after the year end based on an assessment of performance against those targets and the application of any applicable committee discretion, if relevant. The targets, outcomes and the exercise of any committee discretion are fully disclosed in the Annual Report on Remuneration published following the year end.

All executive directors are required to defer one-third of their bonus into an award over Company shares. The deferral period is three years.

Dividend equivalents are payable over the deferral period in respect of the deferred bonus shares which vest.

Maximum opportunity
The maximum potential bonus opportunity is 150% of annual base salary in any financial year for each executive director. This includes the deferred bonus shares, but excludes the dividend equivalents which are payable in respect of the deferred bonus shares.

Performance measures
Performance measures are set each year and normally include at least two financial measures chosen by the committee to support the current strategy and incentivise the executive directors to achieve the desired outcomes. The financial measures will have an overall weighting of at least 80% and the performance measures may also include non-financial or strategic individual key performance objectives (KPOs) with a weighting of up to 20%. The performance measures will be assessed independently and there will be no payout under the non-financial/individual measures if there is no payout under any of the financial measures.

The financial targets are set each year and are designed to be stretching. They are set by the committee by reference to various factors including the previous year's performance outcomes, the strategic plan and internal and external forecasts for the upcoming year. The proposed financial measures for each operation of the annual bonus will be included in the Annual Report on Remuneration which is published in the early part of the bonus year.

Payout levels for different levels of performance against the performance measures and targets are as follows:

- The minimum and threshold payout is zero; and
- Payout for target performance is 50% of the maximum opportunity.

Committee discretion applies. See footnotes 1, 2 and 3.

Recovery of sums paid
Malus provisions apply to the cash bonus and during the three-year deferral period. Clawback provisions may be applied to the cash bonus for up to two years following payment. Deferred bonus shares will also be subject to clawback for up to two years after vesting. See footnote 4.

LONG-TERM INCENTIVE PLAN

Alignment with strategy
Motivates and rewards the achievement of long-term business goals which support the strategy, the creation of shareholder value and aligns executive directors' interests with those of long-term shareholders.

Operation
Conditional share awards or nil cost options are typically made annually with vesting subject to the achievement of financial performance conditions measured over three years and continued employment (subject to the provisions set out under policy on payments for loss of office).

If nil cost options are granted, the maximum length of the exercise period is typically 10 years from the date of grant.

Executive directors are required to retain any net (after tax) vested shares for a holding period of two years after vesting (including following cessation of employment).

The plan rules allow for dividend equivalents to be payable in respect of shares subject to awards which vest.

Maximum opportunity
The maximum face value of awards to be granted in respect of any financial year for each executive director is 200% of annual base salary.

Performance measures
There are normally at least two financial performance measures for each operation of the LTIP. The measures and/or the weightings can be changed for each annual grant during the policy period to reflect strategic priorities, although any significant changes from the previous year's measures would only be made following engagement with shareholders.

The targets are designed to be challenging by providing high levels of reward for exceptional performance, but also a reasonable expectation of some reward at the lower end of the scale, subject to robust performance. The targets are set by the committee by reference to various factors including the previous year's performance outcomes, the strategic plan and internal and external forecasts for the performance period.

Details of the measures and targets used for specific LTIP grants are typically included in the Annual Report on Remuneration for the year prior to grant.

Payout levels for different levels of performance against the annual measures and targets are as follows:

- The minimum payout is zero;
- The threshold payout is normally zero, but could be up to 25%, depending on the measures chosen; and
- Payout in line with company expectations will normally be 50% of the maximum award.

Committee discretion applies. See footnotes 1, 2 and 3.

Recovery of sums paid
Malus provisions will apply prior to vesting and clawback may be applied up to two years after vesting. See footnote 4.

ALL-EMPLOYEE SHARE PLANS

Alignment with strategy
Provides an opportunity for executive directors to voluntarily invest in the Company on the same terms as other employees.

Operation
Executive directors are entitled to participate in any local all-employee share-based plans to the extent that these are offered by the Company and under the same terms as other employees.

Maximum opportunity
Participation limits are those set by the Company, which may be subject to local tax authority limits from time to time in force.

Performance measures
Not applicable.

Footnotes to the policy table

1. Committee discretion in respect of bonus and LTIP payout levels
In determining the level of payout under the bonus and the LTIP, the committee takes into account the overall business performance during the performance period and any other relevant factors. Should the formulaic outcome of the agreed performance measures not, in the view of the committee, reflect overall business performance, the committee has discretion to adjust the payout or vesting levels (subject always to the stated policy maximums) if it believes this would result in a fairer and more appropriate outcome. This discretion will only be used in exceptional circumstances and any such adjustments would be disclosed in the next year's Annual Report on Remuneration.

2. Committee discretion to vary bonus and LTIP performance measures
If an exceptional event occurs which causes the committee to consider that the measures set for a current bonus or LTIP award are no longer a fair measure of performance, the committee has discretion to adjust them, provided that the new measures are no easier or tougher to meet than the original measures. Any such adjustments would be disclosed in the next year's Annual Report on Remuneration.

3. Other discretions under the bonus plan, Deferred Share Bonus Plan (DSBP) and LTIP
In relation to the bonus plan, the committee retains discretion over other matters such as the timing of the bonus payout, treatment on a change of control (see page 100 for further details), treatment on termination of employment (see "Policy on payments for loss of office" section on pages 99 to 100) and the operation of malus and clawback (see below under footnote 4).

In relation to the DSBP and the LTIP, the committee retains discretion over other matters such as treatment on a change of control (see page 100 for further details), treatment on termination of employment (see "Policy on payments for loss of office" section on pages 99 to 100), adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events and special dividends) and the operation of malus and clawback (see below under footnote 4).

4. Malus and clawback under the annual bonus plan, DSBP and LTIP
The Committee has discretion under the annual bonus plan, the DSBP and the LTIP to apply malus and clawback in the case of (i) material misstatement of results, (ii) an error in calculation, (iii) fraud and gross misconduct, (iv) conduct causing serious harm to the Group's reputation and/or significant financial loss, (v) a material failure of risk management causing serious harm to the reputation of the Group and (vi) corporate failure. If any of these events apply, the committee has discretion to take a number of actions in accordance with the applicable plan rules, including: reducing a payout (to nil if appropriate), lapsing unvested awards, requiring repayment of gains made or the transfer of shares acquired, delaying vesting. Clawback can apply for up to two years after (i) an annual bonus cash payout, (ii) a release of deferred bonus shares and (iii) a vesting of LTIP awards.

5. Explanation of the differences between the Company's policy on executive directors' remuneration and the policy for other employees
The remuneration policy for the wider employee group is based on broadly consistent principles to those for executive directors, although a larger proportion of executive directors' remuneration is performance related than that of other employees. All employees who are not eligible for commission-based reward participate in an annual bonus plan, which is based on similar measures and financial targets as the executive directors. Bonus opportunity levels vary according to role and seniority. Typically, around 450 of our senior managers and other key employees also receive LTIP awards annually. LTIP performance conditions are consistent for all participants, while award sizes vary according to role and seniority. In addition, selected employees below the board may receive non-performance related share awards. All UK employees are eligible to participate in a tax-favoured share saveplan and employees in other countries worldwide are able to participate in the Employee Share Purchase Plan (ESPP). The range and level of retirement and other benefits provided to employees varies according to local market practice, role and seniority. As noted in the pensions section of the policy table, the pension policy for executive directors results in full alignment of executive directors' pension benefits with the wider workforce.

Executive directors' shareholding requirement

Executive directors are subject to a shareholding requirement of 200% of annual base salary. On joining or promotion to the board, executive directors are given a period of time to build up to their requirement, typically five years.

On cessation of employment, executive directors are to maintain their full shareholding requirement (or, if lower, their actual level of shareholding at the time of leaving) for two years after leaving employment. This applies to shares delivered from awards granted after the approval of the new policy at the 2020 AGM. Post-cessation, executive directors will be required to hold shares subject to their shareholding requirement in accordance with the Company's designated mechanism from time to time in place.

Remuneration Policy table – non-executive directors

The table below details the Company's policy on how the non-executive directors, including a non-executive Chairman, will be remunerated.

FEES

Alignment with strategy

To enable the Company to attract and retain high-calibre non-executive directors who can make a major contribution to the board and committees of a global technology business.

Operation

Fees for non-executive directors (except a non-executive Chair) are determined by the Chair of the board and the executive directors.

Individuals undertaking the roles of non-executive Chair of the board and senior independent director (SID) are typically paid an aggregate annual fee, which includes chairing committees. Other non-executive directors are paid a basic annual fee, with additional fees payable as appropriate for specific roles and duties. Currently, additional fees are paid for the chairmanship of board committees and for additional responsibilities related to the SEC and SOX compliance. In the future, additional fees could be payable for other specific roles and duties, for example, for membership of board committees, a workforce engagement fee and attendance fees.

Fees are currently paid in cash but the Company may choose to provide some of the fees in shares.

Fees are reviewed periodically. When reviewing fees, consideration is given to the commitment and contribution that is expected, the complexity of the role, the experience of the individual and market positioning against comparable roles in companies of a similar size and complexity to the Company, in particular those within the technology sector, the relevant FTSE index, US listed technology companies and privately owned software companies.

Maximum opportunity

The total base fees paid to non-executive directors will remain within the limit stated in the Company's articles of association, currently £1m. Actual fee levels are disclosed in the Annual Report on Remuneration for the relevant financial year.

Additional fees for chairing, or membership of, board committees and all fees paid to a non-executive Chair of the board are not subject to this maximum limit.

OTHER BENEFITS

Alignment with strategy

To provide benefits at appropriate cost where necessary.

Operation

Other benefits for non-executive directors are kept to a minimum. They are reviewed periodically and may include additional tax return filing costs which arise as a result of the appointment with the Company, secretarial benefits, travel and related subsistence costs, including, where appropriate, the tax on such benefits. In addition, private medical cover may be considered for a non-executive Chairman.

Non-executive directors may also be reimbursed for all necessary and reasonable expenses incurred in performance of their duties and tax (if any)thereon.

Maximum opportunity

There is no prescribed maximum.

Changes from previous policy

The following table summarises the changes between the proposed new Remuneration Policy set out in the preceding pages and the current Remuneration Policy which was approved at the 2017 AGM, together with the rationale for the changes. Additional context in respect of the key changes can be found in the committee Chair's letter on pages 88 to 90.

	Policy change	Rationale for change
Incentive structure	No Additional Share Grants (ASGs). Incentives comprise bonus, bonus deferral and LTIP.	Simplification of incentive structure, reduce reputational risk and increase predictability of reward outcomes.
Pension maximum	New executive directors: maximum Company contribution reduced from 15% of base salary to the same level as employees in general in same location. Existing executive directors: reduce to employee level by end of 2022.	To align with the workforce and to meet corporate governance best practice.
Bonus measures	Under the current policy, the bonus measure is Adjusted EBITDA, with the ability to change this if needed to support a change in strategy. Under the new policy, we will select performance measures each year and will normally have at least two financial measures with a minimum weighting of 80% and the ability to include individual KPOs up to a 20% weighting.	To ensure a balanced set of measures and the flexibility to change these each year to align with business priorities.
Bonus targets	Under the current policy, this is set at 0 to 10% year-on-year Adjusted EBITDA growth, with the ability to change this if needed to support a change in strategy. Under the new policy, targets will be set annually in the context of the Company's annual business plan and other factors.	To introduce a more standard way of setting targets which are based on an assessment of various factors each year, in order to better align to and support the business plan.
Bonus deferral into shares	There will be no time-pro-rating for good leavers or on a change of control for new deferred bonus share awards granted after approval of the new policy.	To reflect that bonus has effectively already been earned by the executive directors.
LTIP measures	Under the current policy, measures and weightings may vary year-on-year to reflect strategic priorities, subject to retaining at least 50% on Diluted Adjusted EPS growth in excess of UK inflation (EPS). Under the new policy, there will normally be at least two financial measures and measures and/or weightings can be changed for each new grant to reflect strategic priorities (although any significant changes from the previous year would usually only be made following shareholder engagement).	To ensure a balanced set of suitably stretching measures appropriate to a global business, with the flexibility to change these for each grant to reflect the current strategy and business environment.
LTIP post-vesting holding period	Introduction of a two-year post-vesting holding period for LTIP awards granted after approval of the new policy (continues to apply post-cessation of employment).	Results in total five-year vest and hold period in line with corporate governance best practice.
Post-cessation shareholding requirement	Introduction of a post-cessation shareholding requirement at the lower of the full in-service requirement and the actual shareholding at cessation for two years post-cessation (applies to shares that vest from awards granted under the new policy).	Increase alignment with shareholders, improve risk management and meet corporate governance best practice.
Malus and clawback	Corporate failure is added to the list of existing trigger events (which are (i) material misstatement, (ii) error in calculation, (iii) fraud and gross misconduct, (iv) conduct causing serious harm to the Group's reputation and/or significant financial loss and (v) material failure of risk management causing serious harm to the reputation of the Group). The clawback period for bonus and deferred bonus shares is extended from one to two years in line with the clawback period applicable to LTIP awards.	Improve risk management and meet corporate governance best practice.
Benefits for executive directors	The list of benefits which may be provided has been changed (e.g. to include dental insurance in addition to medical insurance and to remove fees for a temporary increase in responsibilities). A maximum value on the provision of on-going benefits has been introduced.	To ensure that the Company has flexibility to offer a range of appropriate benefits to executive directors during the policy period. There are no current plans to add to the benefits currently received by executive directors.
LTIP – dividend equivalents	The possibility of including dividend equivalents has been included.	To provide flexibility during the policy period for further alignment of executive directors' interests with those of shareholders.
Fees and benefits for non-executive directors	Under the current policy, additional fees are payable (above the non-executive director base fee) for chairing a committee and for the role of Senior Independent Director. Under the new policy, flexibility to introduce other additional fees where appropriate has been included, as has the possibility of paying certain specific benefits to non-executive directors.	To provide flexibility during the policy period to enable the Company to attract and retain high-calibre non-executive directors.

Previous Remuneration Policy and prior commitments
The committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any discretions available to it in connection with such payments), notwithstanding that they are not in line with the policy set out in this report, where the terms of the payment were agreed:

(i) before 25 September 2014 (the date the Company's first shareholder approved policy came into effect);
(ii) before the policy set out in this report came into effect, provided that the terms of the payment were consistent with the shareholder-approved Directors' Remuneration Policy in force at the time they were agreed; or
(iii) at a time when the relevant individual was not a director of the Company and, in the opinion of the committee, the payment was not in consideration for the individual becoming a director of the Company.

Consideration of employment conditions elsewhere in the Group
When the committee reviews salaries for the executive directors, one factor which it typically takes into account is the most recent annual salary increase budgets for employees generally in the Company's major locations. These salary increase budgets for employees take into account Group performance, local pay and market conditions and salary levels for similar roles in comparable companies. When determining executive director salaries, the committee also considers pay at companies of a similar size, complexity and international scope, in particular those within the technology sector, the appropriate FTSE index, US listed technology companies and privately owned software companies. The benchmarking approach for the executive directors is broadly the same as the benchmarking approach applied throughout the organisation. The committee also reviews and approves the overall annual LTIP grants for the wider executive population (around 450 employees globally) and the twice yearly launches of the Company's all-employee share plans (the UK sharesave plan and the Employee Share Purchase Plan) and hence has visibility of wider employee share plan participation.

More recently, we have introduced an annual agenda item for the committee to review various aspects of workforce remuneration and related policies in order to deepen its understanding of pay across the Company. At its January 2020 meeting, the committee considered various aspects of workforce remuneration and took this into account when determining the proposed new Directors' Remuneration Policy.

Although the committee did not consult directly with employees on the proposed Directors' Remuneration Policy set out in this Report, going forward, in accordance with the 2018 Corporate Governance Code obligations around workforce engagement (which apply to the Company with effect from the financial year ending 31 October 2020) we will introduce a process for dialogue with employees about how the new executive Directors' Remuneration Policy aligns with wider pay policy.

Illustrations of the application of Remuneration Policy
The following charts provide an estimate of the potential future reward opportunities for the current executive directors and the potential split between the different elements of pay under different performance scenarios. The chart for the Executive Chairman reflects the announcement that he will be stepping down from the board on 14 February 2020 and ceasing employment on 13 August 2020. It is therefore based on pro-rata reward opportunities for the time employed during the 2020 financial year and no LTIP grant in 2020.

EXECUTIVE CHAIRMAN
£'000


5,000
4,000
3,000
2,000
1,000
0
£737
100%
£1,159
36%
64%
£1,581
53%
47%
£1,581
53%
47%
Minimum
On-target
Maximum
Maximum +50% share price increase
Salary, benefits, pension
Bonus

CHIEF EXECUTIVE OFFICER
£'000


5,000
4,000
3,000
2,000
1,000
0
£998
100%
£2,485
34%
26%
40%
£3,973
43%
32%
25%
£4,823
53%
26%
21%
Minimum
On-target
Maximum
Maximum +50% share price increase
Salary, benefits, pension
Bonus cash and deferred shares
LTIP

CHIEF FINANCIAL OFFICER
£'000


5,000
4,000
3,000
2,000
1,000
0
£710
100%
£1,760
34%
40%
£2,810
43%
32%
25%
£3,410
53%
26%
21%
Minimum
On-target
Maximum
Maximum +50% share price increase
Salary, benefits, pension
Bonus cash and deferred shares
LTIP

The salary, pension and benefits levels are the same in all of the scenarios in each chart. Salary is based on salary for the 2020 financial year, benefits is based on the Single Total Figure table for the 2019 financial year and pension is based on the Company contribution percentage applicable at the start of the policy period applied to the 2020 salary. Bonus and LTIP are based on the policy table's maximum award levels applied to the 2020 salary, except in the case of the Executive Chairman, where the chart reflects that he will not be receiving an LTIP grant in the 2020 financial year as noted above. Bonus amounts include the portion which is subject to compulsory deferral into shares for three years.

The performance assumptions are as follows:

- The "minimum" scenario shows salary, pension and benefits only, i.e. no bonus payout and no LTIP vesting;
- The "on target" scenario shows salary, pension and benefits as above, plus a pay-out of 50% of the maximum annual bonus (of which one-third is deferred into shares) and 50% LTIP vesting; and
- The "maximum" scenario reflects salary, pension and benefits, plus full pay-out of the annual bonus (of which one-third is deferred into shares) and 100% LTIP vesting.

The first three bars of each chart assume no share price movement. As required by the Companies (Miscellaneous Reporting) Regulations 2018, a further bar assumes maximum performance achievement (as described above) and 50% share price growth over the LTIP performance period. Any dividend equivalents payable in respect of deferred bonus shares are excluded.

Approach to recruitment remuneration – executive directors
The remuneration package for a new executive director would be set in accordance with the terms of the approved Remuneration Policy in force at the time of appointment and taking account of the experience and skills of the individual and prevailing market conditions. In determining the appropriate remuneration structure and level, the committee would take into consideration all relevant factors to ensure that the arrangements are in the best interests of the Company and its shareholders. The committee would seek to not pay more than is necessary to secure the right candidate.

The various components and the Company's approach are as follows:

Standard package on recruitment
The maximum aggregate value of incentives (excluding buy-outs) on appointment will be 500% of salary for the first year after appointment. It is intended that any additional incentives offered in the first year after appointment which are above the regular on-going incentives policy limit would be delivered as LTIP awards rather than as additional bonus opportunity. All other elements of pay on recruitment will be in accordance with the policy table.

Compensation for forfeited entitlements
The committee may make an award in respect of a new appointment to "buy-out" incentive arrangements forfeited on leaving a previous employer and may rely on the one-person exemption from shareholder approval available under the UK Listing Rules to facilitate the grant of awards. Any such buy-out arrangements would:

- be based solely on the remuneration lost when leaving the former employer;
- be no higher than the commercial value forfeited; and
- reflect as closely as possible the delivery mechanism (i.e. cash, shares and options), time horizons and performance requirements attaching to that remuneration.

Relocation allowances and expenses
The committee may agree that the Company will provide certain relocation allowances and expenses, as appropriate as determined by the specific circumstances of the new recruit.

In the case of an internal appointment to executive director, any variable pay element awarded in respect of the prior role may be allowed to pay out according to its terms on grant. In addition, any other on-going remuneration obligations existing prior to appointment may continue, provided that they are disclosed in the following year's Annual Report on Remuneration.

Executive directors' service agreements
The executive directors' service agreements do not have a fixed expiry date and are terminable by either party on six months' notice.

Executive directors' policy on payments for loss of office
Salary, benefits and pension: The Company's policy is that executive directors' service agreements normally continue until the director's agreed retirement date or such other date as the parties agree are terminable on no more than six months' notice from the Company or the director and provide no entitlement to the payment of a predetermined amount on termination of employment in any circumstances.

Compensation is based on what would be earned by way of salary, pension entitlement and other contractual benefits over the notice period. In the event that a contract is to be terminated and a payment in lieu of notice made, payments to the executive director would be a maximum of six months' base pay, pension entitlement and cash supplement in lieu of other benefits. Payments may be staged over the notice period, at the same interval as salary would have been paid.

Executive directors must take all reasonable steps to obtain alternative employment during the notice period and payments made by the Company will be reduced to reflect any payments received in respect of alternative employment.

Annual bonus: There is no automatic entitlement to an annual bonus and this is at the discretion of the committee. Where an executive director ceases to be employed by reason of death, ill-heath, injury or disability, redundancy or retirement or any other "good leaver" reason at the committee's discretion, he or she may receive a pro-rata bonus for the year of cessation, paid on the normal payment date (with committee discretion to accelerate), subject to performance against predetermined targets and pro-rated to reflect time served during the year.

Deferred Share Bonus Plan (DSBP) and LTIP: The treatment of leavers under our DSBP and LTIP is determined by the rules of the relevant plan. The committee has discretion to determine when and if awards vest and the period during which awards which are granted as nil-cost options may be exercised.

Awards granted under the DSBP after the approval of the new policy lapse if the participant leaves employment as a result of termination for cause or resignation on the date of dismissal/notice of resignation, as applicable. In other cases, normally including death, ill health, injury or disability, redundancy and retirement, or any other "good leaver" reason at the committee's discretion, deferred bonus shares would typically be released in full at the end of the three-year deferral period. The committee has discretion to release them earlier if it considers this appropriate in the circumstances.

For awards granted under the LTIP after the approval of the new policy, in cases of death, ill health, injury or disability, redundancy and retirement, or any other "good leaver" reason at the committee's discretion, awards would typically be pro-rated to reflect time employed and vest subject to performance measured at the end of the relevant performance period. The committee has discretion to determine that awards vest earlier and to adjust the application of time pro-rating and performance measures, subject to the plan rules. The requirement to retain net (after tax) vested LTIP shares for a holding period of two years after vesting continues to apply post-cessation. On death, awards typically vest immediately. In all other leaver situations, including termination for cause or resignation, awards lapse on the date of dismissal/notice of resignation, as applicable.

Prior awards: The treatment of awards granted before the approval of the current policy will be treated in accordance with the "Policy on payments for loss of office" and the plan rules applicable to those awards.

Change of control

Any unvested deferred bonus shares will be released in full to the executive director on a change of control. Alternatively, the committee may determine that deferred bonus shares will instead be exchanged for equivalent share awards in the acquiring company.

On a change of control, the default position under the LTIP is that outstanding awards vest on a time pro-rated basis and subject to an assessment of performance against targets at that time. However, the committee has discretion under the plan rules to vary the level of vesting if it believes that exceptional circumstances warrant this and taking into account any other factors it believes to be relevant in deciding to what extent an award will vest. Alternatively, the committee may determine that awards will not vest and will instead be exchanged for equivalent awards in the acquiring company.

Prior awards: The treatment of awards granted before the approval of the current policy will be treated in accordance with the change of control policy and the plan rules applicable to those awards.

Policy in respect of external board appointments

We recognise that external non-executive directorships are beneficial for both the executive director concerned and the Company. With prior approval from the board, each serving executive director can undertake external non-executive directorships. At the discretion of the board, executive directors are permitted to retain fees received in respect of any such non-executive directorship.

Non-executive directors' terms of appointment, approach to recruitment remuneration and notice periods

The non-executive directors' terms of appointment are recorded in letters of appointment. The non-executive directors are typically appointed for periods of three years, but they stand for election or re-election as appropriate at each AGM.

On recruitment, a new non-executive director will be entitled to fees and any other benefits if applicable from time to time in accordance with the Company's remuneration policy. No additional remuneration is paid on recruitment.

The required notice from the Company and the non-executive director is 90 days in all cases, except in the case of a non-executive Chairman, in which case the notice period is six months. The non-executive directors are not entitled to any compensation for loss of office.

Service contracts and letters of appointment – directors

There are no further obligations in the directors' service contracts and letters of appointment which are not otherwise disclosed in this report which could give rise to a remuneration payment or loss of office payment. All directors' service contracts and letters of appointment are available for inspection at the Company's registered office.

Consideration of shareholder views

The committee considers developments in institutional investors' best practice guidelines and the views expressed by shareholders when setting directors' remuneration. We remain committed to on-going shareholder dialogue and we consult with shareholders and consider their views when formulating, or changing, our Remuneration Policy.

We engaged widely with shareholders following the announcement of the SUSE disposal in July 2018 and in the months following publication of the 2018 Annual Report. We have communicated with shareholders about the proposed new policy and will be undertaking a full consultation in advance of the 2020 LTIP grants.

ANNUAL REPORT ON REMUNERATION

The following section provides the details of how the existing Remuneration Policy was implemented during the financial year ended 31 October 2019.

Single figure for total remuneration of executive directors (audited)
The table below shows the single figure for total remuneration for executive directors for the financial year ended 31 October 2019, together with their respective figures for the 18 months ended 31 October 2018 as shown in last year's report. The 18-month period arises due to the change in financial year end from 30 April to 31 October following the acquisition of the HPE Software business which completed on 1 September 2017.

					LTIPs and ASGs				
Executive Directors		Base salary[1] £'000	Benefits in kind[2] £'000	Annual bonus[3] £'000	LTIPs[4] £'000	ASGs[5] £'000	Total £'000	Pension[6] £'000	Total £'000
Kevin Loosemore	**2019 (12 months)**	**750**	**35**	**–**	**1,205**	**–**	**1,205**	**150**	**2,140**
	2018 (18 months)	1,125	47	855	1,407	25,232	26,639	225	28,891
Stephen Murdoch[7]	**2019 (12 months)**	**850**	**20**	**–**	**565**	**–**	**565**	**128**	**1,563**
	2018 (18 months)	668	17	569	607[8]	5,809	6,416	100	7,770
Brian McArthur-Muscroft[9]	**2019 (12 months)**	**600**	**20**	**–**	**–**	**–**	**–**	**90**	**710**
	2018 (18 months)	–	–	–	–	–	–	–	–
Chris Kennedy[10]	**2019 (12 months)**	**233**	**7**	**–**	**–**	**–**	**–**	**47**	**287**
	2018 (18 months)	487	12	–	–	–	–	97	596

1 Base salary: the amount earned during the period in respect of service as a director.
2 Benefits in kind: including car, private medical insurance, permanent health insurance and life assurance.
3 Annual bonus: payment for performance during the year in respect of service as a director. One-third of the annual bonus is deferred into shares for three years with the exception of the Executive Chairman.
4 LTIPs: the value of LTIP awards (excluding those awarded under the ASG program) which vest based on performance conditions ending during the relevant period, pro-rated to reflect the period as a director during the relevant three-year performance period. The 2018 figures are based on the share price at vesting of £12.64 (17 July 2018) and £19.39 (23 March 2019). The 2019 figures are based on the share price at vesting of £17.418 (26 July 2019), which resulted in none of the vesting value being attributable to share price appreciation.
5 ASG: the value of the ASG award made in November 2014 following the Attachmate Group transaction which vested on 1 November 2017 at a share price of £26.64 (pro-rated to reflect the period as a director during the three-year performance period to 31 October 2017).
6 Pension: the Company's pension contribution or cash allowance paid during the period in respect of service as a director. All pension amounts paid in the 2019 financial year are cash in lieu of pension allowances.
7 Stephen Murdoch left the board on 1 September 2017 to take on the role of Chief Operating Officer and rejoined the board on 19 March 2018 following his appointment as Chief Executive Officer. His salary, benefits, bonus and pension for the 18 month period ended 31 October 2018 reflect his service whilst a director and his LTIPs and ASG reflect the proportion of the performance period whilst a director.
8 The LTIP figure for 2018 has been restated to reflect the share price at vesting of £19.39 (23 March 2019).
9 Brian McArthur-Muscroft joined the Company on 5 November 2018 as Chief Financial Officer (elect) and joined the board on 21 February 2019. All figures represent pay for the period since joining the Company.
10 Chris Kennedy joined the board on 8 January 2018 on his appointment as Chief Financial Officer and resigned from the board on 21 February 2019.

Annual bonus for the financial year ended 31 October 2019 (audited)
The maximum bonus opportunity for executive directors for the 12 months ended 31 October 2019 was 150% of salary, with the exception of Brian McArthur-Muscroft whose maximum bonus opportunity for FY19 was 100% of salary.

The executive directors are on the same bonus plan as all non-commissioned employees. There is no bonus pay-out if Adjusted EBITDA on a constant currency basis, excluding the impact of in-year acquisitions, is the same as the previous year and maximum bonuses are earned if the increase in this measure is 10% or more with pay-outs calculated on a straight-line basis between these two points.

The Adjusted EBITDA for continuing businesses for the financial year ended 31 October 2019 was $1,362.5m, representing a 2.6% decline over the Adjusted EBITDA (on a constant currency basis) for the 12 months ended 31 October 2018 of $1,399.5m. Accordingly no bonus was paid to executive directors for FY19.

Vesting of long-term incentives with performance periods ending in the financial year ended 31 October 2019 (audited)
The LTIP awards granted on 13 September 2016 as nil cost options to Kevin Loosemore and Stephen Murdoch vested on 26 July 2019. Vesting of these awards was based on average aggregate EPS growth in excess of RPI over the three years ended 30 April 2019, as set out in the table below.

Average aggregate EPS growth of the Company in excess of RPI over the performance period	Vesting percentage of the shares subject to an award
Less than 3% p.a.	0%
Equal to 3% p.a.	25%
Between 3% and 9% p.a.	Between 25% and 100% on a straight-line basis
Equal to or above 9% p.a.	100%

The aggregate Diluted Adjusted EPS over the performance period of 572.98 cents exceeded the stretch target aggregate EPS of 558.34 cents for maximum vesting (allowing for EPS growth of 9% p.a. above RPI from the base year EPS figure of 261.40 cents for the year ending 30 April 2016), resulting in 100% vesting of these awards. The committee reviewed the level of vesting and concluded that it was a fair reflection of solid operational performance over the three-year performance period as a whole (see the committee Chair's letter for further context). Furthermore, the committee reviewed the impact of the share buy-back programme and Return of Value exercise following completion of the sale of SUSE and concluded that neither had a material impact on the EPS performance. LTIP awards do not benefit from dividends until exercised or released.

Executive director	Interest held	% vesting	Interest vesting	Vesting date
Kevin Loosemore	69,156	100%	69,156	26 July 2019
Stephen Murdoch	39,640	100%	39,640	26 July 2019

Single figure for total remuneration of non-executive directors (audited)
No changes were made to the fee structure for non-executive directors last year. The following table sets out the single figure for total remuneration of non-executive directors for the financial year ended 31 October 2019, together with their respective figures for the 18-month period ended 31 October 2018 as shown in last year's report. The 18-month period arises due to the change in financial year end from 30 April to 31 October following the acquisition of the HPE Software business which completed on 1 September 2017.

	Fees	
Non-executive directors	**2019 (12 months) £'000**	2018 (18 months) £'000
Karen Slatford	**120**	180
Richard Atkins	**90**	135
Amanda Brown[1]	**90**	135
Silke Scheiber[2]	**70**	103
Darren Roos[3]	**59**	103
Lawton Fitt[4]	**80**	83

1 Prior to 1 January 2019, Amanda Brown's fees were paid direct to her employer.
2 Silke Scheiber joined the board on 15 May 2017.
3 Darren Roos joined the board on 15 May 2017 and left on 2 September 2019.
4 Lawton Fitt joined the board on 17 October 2017 and receives an additional fee of £10,000 per annum due to her SEC and SOX experience.

Non-executive directors' terms of appointment
The non-executive directors' terms of appointment are recorded in letters of appointment. The required notice from the Company and the non-executive director is 90 days in all cases. The non-executive directors are not entitled to any compensation for loss of office and stand for election or re-election as appropriate at each AGM. Details of the letters of appointment of each non-executive director who has served as a director of the Company at any time during the financial year ended 31 October 2019 are set out below.

Non-executive director	Appointment date	Expiration date
Karen Slatford	5 July 2010	5 July 2022
Richard Atkins	16 April 2014	16 April 2020
Amanda Brown	1 July 2016	1 July 2022
Silke Scheiber	15 May 2017	15 May 2020
Darren Roos[1]	15 May 2017	15 May 2020
Lawton Fitt	17 October 2017	17 October 2020

1 Darren Roos left the board on 2 September 2019.

All appointments of non-executive directors are subject to election by shareholders at the first AGM of the Company after appointment and to re-election on an annual basis thereafter.

Implementation of non-executive director remuneration for the year ending 31 October 2020

The non-executive directors' fees for FY20 are unchanged from FY19 and are set out in the table below:

Independent non-executive director base fee	£70,000 p.a.
Additional fee for chairing a committee	£20,000 p.a.
Additional fee for significant SEC/SOX experience	£10,000 p.a.
Fee for the SID (including chairing committees)	£120,000 p.a.

Remuneration committee membership during the financial year ended 31 October 2019

During the financial year ended 31 October 2019, the committee comprised only of independent non-executive directors. The committee met seven times during the period under review. The number of committee meetings attended by each director in the period was as follows:

Committee member	Held	Number of meetings attended
Amanda Brown (Chair)	7	7
Karen Slatford[1]	7	7
Silke Scheiber	7	7
Darren Roos[2]	5	4
Richard Atkins[3]	–	–
Lawton Fitt[4]	–	–

1 Karen Slatford stepped down from the committee with effect from 16 October 2019.
2 Darren Roos left the board on 2 September 2019.
3 Richard Atkins joined the committee on 17 October 2019.
4 Lawton Fitt joined the committee on 17 October 2019.

The committee invited the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Chief Human Resources Officer and Reward Director during the period to provide views and advice on specific questions raised by the committee and on matters relating to the performance and remuneration of senior managers. They did not participate in discussions relating to their own remuneration. The Company Secretary attended each meeting as secretary to the committee.

Terms of reference

The committee is responsible for the remuneration arrangements for executive directors and members of the executive management team, and for providing general guidance on aspects of remuneration policy throughout the Group. The terms of reference were reviewed and updated to reflect the 2018 Corporate Governance Code. The key aspects of the updated terms of reference are as follows:

- Determine the remuneration policy for the Company's Executive Chairman and the executive directors and review its on-going appropriateness and relevance;
- Determine the total individual remuneration packages of the executive directors and the executive management team, including salary, bonuses, incentive payments, share awards, pensions and other benefits;
- Review the terms of executive service contracts for executive directors and the executive management team;
- Review any material changes to pension and benefit arrangements for executive directors and the executive management team;
- Agree the expenses policy for the Company's Executive Chairman and executive directors;
- Develop the formal shareholding requirement policy, including post-cessation, encompassing both vested and unvested shares;
- Oversee the operation of the Company's annual bonus plans, deferred bonus plans and long-term incentives as applied to executive directors and the executive management team, including award levels, performance conditions, payouts, and application of malus and clawback where appropriate.
- Review the design of all share incentive plans for approval by the board and shareholders;
- Review the remuneration policies and practices across the Group and the alignment of workforce remuneration with culture; and
- Produce the annual Directors' Remuneration report.

The full terms of reference of the committee are available from the Company Secretary and are on the Company's website http://investors.microfocus.com/corporate-governance.

Agenda during the financial year ended 31 October 2019
The key activities of the committee were as follows:

- Approved the Directors' Remuneration report for the 18-month period ended 31 October 2018;
- Approved the remuneration packages of executive directors joining and leaving the board;
- Reviewed the salaries and remuneration packages of the executive directors and the executive management team;
- Reviewed bonus payments and performance against targets under the LTIP;
- Considered current guidelines on executive compensation from advisory bodies and institutional investors;
- Engaged with major shareholders and advisory bodies to seek their views following publication of the 2018 Directors' Remuneration report;
- Undertook a review of the Remuneration Policy for executive directors, and developed a new Directors' Remuneration Policy to be put to shareholders for approval at the 2020 AGM;
- Undertook a review of the measures and targets for the annual bonus plan and LTIP for the financial year ending 31 October 2020;
- Updated shareholders on key aspects of the proposed new Directors' Remuneration Policy; and
- Reviewed the performance and terms of reference of the committee.

External advisors
The committee and management seek advice on remuneration and legal matters from a number of firms as appropriate, including PwC, Deloitte and Travers Smith. The committee has direct access to these advisors who attend committee meetings as required. All provide other services to management including legal, tax, accounting and consulting services. The committee has satisfied itself that the advice it receives is objective and independent and is not conflicted by the advisors also working with management on remuneration and other matters.

In August 2019, the committee appointed PwC as their formal on-going remuneration committee advisors reporting directly to the Chair of the committee, with arrangements in place to provide the committee with oversight of the remuneration services provided by PwC to management. The committee reviewed the potential for conflicts of interest in connection with this appointment and is comfortable that there are no conflicts which might impair the independence of the PwC team that provide remuneration advice to the committee. In addition, as a founder member of the Remuneration Consultants Group, PwC operates under the Voluntary Code of Conduct in relation to executive remuneration consulting in the UK.

PwC's fees for the financial year ended 31 October 2019 relating to remuneration advice to the committee were determined on a time and materials basis and were £45,451 (excluding VAT).

Share interest awards made during the financial year ended 31 October 2019 (audited)

Deferred Share Bonus Plan

On 28 February 2019, conditional awards were made under the Deferred Share Bonus Plan to Stephen Murdoch in respect of the one-third of his FY18 annual bonus earned whilst a director that was deferred into shares. The number of shares awarded was based on the closing mid-market share price of £18.945 on the day before the grant date.

Executive director	Date of grant	Awards made during the period	Share price at grant[1]	Face value at grant
Stephen Murdoch	28 February 2019	10,013	£18.945	£189,696

1 Share price at grant is the closing mid-market price on the day before grant.

Long-term Incentive Plan

During the financial year ended 31 October 2019, executive directors (with the exception of Chris Kennedy) were granted nil cost options under the LTIP as set out in the table below.

Executive director	Date of grant	Performance period	Awards made during the period	Share price at grant[1]	Face value at grant	Grant basis
Kevin Loosemore	18 February 2019	3 years from 1 November 2018	89,285	£16.80	£1,499,988	200% of salary
Stephen Murdoch	18 February 2019	3 years from 1 November 2018	101,190	£16.80	£1,699,992	200% of salary
Brian McArthur-Muscroft[2]	22 November 2018	3 years from 1 November 2018	80,482	£14.91	£1,199,987	200% of salary
Brian McArthur-Muscroft[3]	22 November 2018	4 years from 1 November 2018	80,482	£14.91	£1,199,987	200% of salary

1 Share price at grant is the closing mid-market price on the day before grant.
2 Brian McArthur-Muscroft's normal FY19 annual award was made shortly after joining.
3 Brian McArthur-Muscroft's additional one-off new hire award was made shortly after joining but has a four-year performance period rather than the normal three years.

The awards will be eligible to vest on the third (or fourth in the case of Brian McArthur-Muscroft's new hire award) anniversary of the date of grant subject to achievement of a performance condition based on average growth, in excess of RPI, of the aggregate EPS over the relevant performance period.

Annualised EPS growth of the Company in excess of RPI over the performance period	Vesting percentage of the shares subject to an award
Less than 3% p.a.	0%
Equal to 3% p.a.	25%
Between 3% and 9% p.a.	Between 25% and 100% on a straight-line basis
Equal to or above 9% p.a.	100%

Additional Share Grants

During the financial year ended 31 October 2019, the remuneration committee exercised its discretion to make an award to Brian McArthur-Muscroft under the Additional Share Grant programme implemented following the acquisition of the HPE Software business ("HPE Software ASG" award). This was set at half the level awarded to his predecessor to reflect the shorter period of employment during the three-year performance period and ensures his interests are aligned to those of the other executive directors in delivering value from the HPE Software business.

Executive director	Date of grant	Performance period	Awards made during the period	Share price at grant[1]	Face value at grant	Grant basis
Brian McArthur-Muscroft	22 November 2018	3 years from 1 September 2017	338,000	£14.91	£5,039,580	Half the award granted to his predecessor

1 Share price at grant is the closing mid-market price on the day before grant.

In line with the other current executive directors, Brian McArthur-Muscroft surrendered his HPE Software ASG and it lapsed on 3 February 2020.

Changes to the board in the financial year ended 31 October 2019

As set out in last year's report, on 5 November 2018, the Company announced that Chris Kennedy would be leaving the Company in early 2019 after closing out the accounts for the 18 months ended 31 October 2018 and that Brian McArthur-Muscroft had joined and would take up the role of Chief Financial Officer and be appointed to the board in early 2019. Chris Kennedy resigned from the board and left the Company on 21 February 2019, whereupon Brian McArthur-Muscroft was appointed to the board as Chief Financial Officer. Chris Kennedy continued to receive his salary and contractual benefits until his date of leaving but no FY18 annual bonus was payable and all his LTIP awards and HPE Software ASG award lapsed on leaving. No further payments were made for loss of office.

Executive directors' service agreements at 31 October 2019

Executive director	Date of service contract	Notice period
Kevin Loosemore[1]	14 April 2011	The agreement is terminable by either party on six months' notice
Stephen Murdoch[2]	16 April 2014	The agreement is terminable by either party on six months' notice
Brian McArthur-Muscroft[3]	4 November 2018	The agreement is terminable by either party on six months' notice

1 Kevin Loosemore's service contract was amended 9 December 2015 and 12 April 2017.
2 Stephen Murdoch stepped down from the board on completion of the HPE Software business acquisition on 1 September 2017 to become Chief Operating Officer. He was reappointed to the board as Chief Executive Officer on 19 March 2018.
3 Brian McArthur-Muscroft joined the Company on 5 November 2018 and was appointed to the board as Chief Financial Officer on 21 February 2019.

Payments for loss of office (audited)

There were no payments for loss of office during the financial year ended 31 October 2019.

Payments to past directors (audited)

Nils Brauckmann

As disclosed last year, Nils Brauckmann stepped down from the board on 11 July 2018 following the announcement of the sale of SUSE and that, on completion of the sale, he would be treated as for other SUSE employees with regard to his various share plan awards in accordance with the rules of the plans, with pro-rating for time and performance testing applied as required.

Awards which had already vested but had yet to be exercised continued unaffected, details of which were set out in last year's Directors' Remuneration report. The table below sets out the treatment for awards that had not yet vested at the date of completion of the sale of SUSE on 15 March 2019.

Award	Date of grant	Shares granted	Shares lost through time pro-ration[1]	Performance condition outcome	Shares vesting	Exercise/release date
LTIPs						
Nil cost option	23 March 2016	26,024	–	Already vested 100%[2]	26,024	15 March 2019 to 14 September 2019
Nil cost option	13 September 2016	33,476	1,860	100%[3]	31,616	15 March 2019 to 14 September 2019
Conditional award	6 September 2017	33,633	13,079	100%[4]	20,554	15 March 2019
Deferred Share Bonus Plan						
Conditional award	25 July 2017	4,519	2,134	n/a	2,385[5]	15 March 2019
Conditional award	28 February 2019	6,565	6,565	n/a	–	n/a

1 Pro-ration for LTIP awards is assessed by reference to the proportion, in complete months, of the performance period completed. Pro-ration for Deferred Share Bonus Plan awards is by reference to the proportion, in complete months, of the three-year deferral period completed.
2 The EPS performance condition on this award had already been tested and fully achieved but the award would not have vested until 23 March 2019, which resulted in a shortening of the exercise period to six months from completion of the sale.
3 The remuneration committee exercised its discretion to early test the EPS performance condition based on the 2½ years to end October 2018, being the last financial year-end prior to completion of the sale of SUSE, which resulted in the performance condition being met in full.
4 The remuneration committee exercised its discretion to early test the EPS performance condition based on the 1½ years to end October 2018, being the last financial year-end prior to completion of the sale of SUSE, which resulted in the performance condition being met in full.
5 Accumulated dividends amounting to £2,735.83 were also payable on the pro-rated shares vesting. The total vesting value of the deferred bonus plan shares and dividends, which amounted to £48,290.34 was settled in cash, as these would otherwise have been settled by market purchase shares. The price used for valuing the shares was the average sale price used for all share sale transactions of SUSE employees with conditional awards on the date of completion of £19.100425.

In addition, Nils voluntarily surrendered his HPE Software ASG award over 500,000 shares, which would otherwise have continued with a TSR performance condition over a performance period ending 1 September 2020, to ensure there were no outstanding unvested share-based awards with a direct linkage to Micro Focus' future performance.

Mike Phillips

As announced last year, Mike Phillips stepped down from the board on 31 January 2018 to take on a new role of Director of M&A after seven years as Chief Financial Officer, and retired from Micro Focus on 31 May 2019. On his retirement, he was treated as a "good leaver" under the rules of the various share plans. Awards which had already vested continue unaffected, details of which were set out in last years' Directors' Remuneration report; unvested awards were time pro-rated with vesting at their normal vesting dates subject to testing of any outstanding performance conditions. The table below sets out the treatment of unvested awards together with the LTIP award granted in 2016 which had a performance period that ended in the FY19 financial year.

Award	Date of grant	Date of vesting	Shares granted	Shares lost through time pro-ration[1]	Shares outstanding	Performance condition outcome	Exercise/release date
LTIPs							
Nil cost option	13 September 2016	26 July 2019	37,262	–	37,262	Already vested 100%[2]	26 July 2019 to 25 July 2026
Nil cost option	6 September 2017	17 July 2020	34,464	8,616	25,848	To be tested at vesting[3]	17 July 2020 to 16 January 2021
Deferred Share Bonus Plan							
Conditional award	25 July 2017	25 July 2020	4,748	1,583	3,165	n/a	25 July 2020
Conditional award	28 February 2019	28 February 2022	2,415	2,080	335	n/a	28 February 2022
HPE Software Additional Share Grant							
Nil cost option	20 September 2018	1 September 2020	676,000	245,482	430,518	To be tested at vesting[4]	1 September 2020 to 28 February 2021

1 Pro-ration for LTIP awards is assessed by reference to the proportion, in complete months, of the performance period completed. Pro-ration for Deferred Share Bonus Plan awards is by reference to the proportion, in complete months, of the three-year deferral period completed. Pro-ration for ASG Award is by reference to days completed during the three-year performance period.
2 The EPS performance condition on this award had already been tested based on the performance period ending 30 April 2019 and fully achieved as set out in the section for the vesting of directors' LTIP awards with performance periods ending in the financial year ended 31 October 2019.
3 The EPS performance condition on this LTIP award will be tested at the normal vesting date.
4 The TSR performance condition on this HPE Software ASG award will be tested at the normal vesting date.

Chris Hsu

Chris Hsu received a payment of $14,378 under the Company's tax equalisation policy on completion and filing of his 2018 US tax return. This related to medical and other benefits that were subject to UK tax but would not have been subject to US tax.

There were no other payments made to past directors during the financial year ended 31 October 2019 relating to their previous service as a director.

Other directorships

Kevin Loosemore was appointed non-executive Chairman of De La Rue plc on 2 September 2019 and relinquished his role of Chairman of IRIS Software Group Ltd on the same date. The fees paid by De La Rue will be set out in next year's report once they are disclosed by De La Rue. Brian McArthur-Muscroft is a non-executive director of Robert Walters plc and is paid a fee of £76,000 per annum (increased from £74,000 per annum with effect from 1 January 2019). Chris Kennedy was a non-executive director of Whitbread plc and was paid a fee of £80,000 per annum.

Implementation of Remuneration Policy for the financial year ended 31 October 2020
The following sections detail the proposed implementation of the new Remuneration Policy for the financial year ending 31 October 2020 (FY20).

Base salary
The committee decided not to award a salary increase to the executive directors for FY20. Therefore, the FY20 salaries are as follows: Kevin Loosemore: £750,000, Stephen Murdoch: £850,000 and Brian McArthur-Muscroft: £600,000.

Benefits
The benefits provided to the executive directors are unchanged for FY20.

Pension
The Company pension contributions will remain at the same rates as currently for FY20 (20% of salary for the Executive Chairman and 15% of salary for the other executive directors). However, subject to approval of the new Remuneration Policy, it has been agreed between the executive directors and the committee that the pension contribution levels for all executive directors will reduce to the level for UK employees in general by the end of 2022 in one step. The current level of employer contribution for UK employees is 5%.

Annual bonus
In light of the current business context and the outcome of the Strategic & Operational Review, the committee has decided to add additional measures to the bonus plan for the 2020 financial year to ensure a more balanced set of measures are in place to support the delivery of key aspects of the business plan. Whilst Adjusted EBITDA continues to be the predominant performance measure, with a weighting of 60%, we are adding a revenue measure (weighted 20%) and individual key performance objectives (KPOs) (weighted 20%). The KPOs are set to focus the Chief Executive Officer and Chief Financial Officer on specific key deliverables aligned to the business plan and there will only be a payout under the KPO element if there is a payout under at least one of the financial measures. Given the announcement that the Executive Chairman will be stepping down from the board on 14 February 2020, the committee has determined that the Executive Chairman will not have specific key deliverables under the KPO element for the 2020 bonus but rather, the outcome under this element will be determined by reference to the performance under the financial measures.

The Adjusted EBITDA and revenue targets for the FY20 bonus have been set to reflect the 2020 business plan, which takes into account all current factors impacting the business. The targets and the outcomes achieved will be fully disclosed in the FY20 Annual Report on Remuneration, as will comprehensive details of the KPOs set and performance against those.

The maximum annual bonus opportunity for executive directors for the 2020 annual bonus remains the same as last year at 150% of salary. The requirement to defer one-third of the bonus earned into shares for three years will continue to apply to the Chief Executive Officer and Chief Financial Officer in respect of the 2020 bonus.

LTIP
It is intended that the performance measures for the 2020 LTIP grants will comprise free cash flow and TSR. In light of the recently concluded Strategic & Operational Review, and the announcement that the current Executive Chairman will be stepping down from the board on 14 February 2020 and will be replaced by a newly appointed non-executive chairman, the committee has decided that a thorough shareholder consultation is required before confirming the financial measures and targets for the 2020 LTIP grants. The 2020 LTIP grants will therefore be delayed until after the AGM and, over the coming weeks, we will be consulting with shareholders and listening to their views on the proposed measures. Following the consultation, the measures, weightings, targets and grant levels for the 2020 LTIP will be finalised and published on the Company website in advance of granting the awards.

Subject to the policy maximum of 200% of salary, when setting the 2020 grant levels for the CEO and CFO, the committee will take account of shareholder experience following the August 2019 trading update and subsequent share price decline. The Executive Chairman will not be receiving an LTIP grant in FY20.

The awards are subject to a three-year performance period and, subject to approval of the new policy, the net (after tax) vested shares are to be held for a further two-year holding period.

Review of past performance until end of reporting period
The remuneration package is structured to help ensure alignment with shareholders. The graph and table below show how the Chief Executive Officer's or Executive Chairman's pay compares to total shareholder returns (TSR) over the last 10½ years.

The graph below shows the value, by 31 October 2019, of £100 invested in Micro Focus International plc on 30 April 2009 compared with the value of £100 invested in the FTSE 250, FTSE 100 and the FTSE All-Share Software and Computer Services indices. The dates shown are the Company's financial year ends. The FTSE 250, FTSE 100 and the FTSE All-Share Software and Computer Services indices have been chosen as they are considered the most relevant indices for comparison with the Company.

HISTORICAL TSR PERFORMANCE

Growth in the value of a hypothetical £100 holding over the period from 30 April 2009


1,000
900
800
700
600
500
400
300
200
100
0
30 April 2009
30 April 2010
30 April 2011
30 April 2012
30 April 2013
30 April 2014
30 April 2015
30 April 2016
30 April 2017
31 October 2018
31 October 2019
Micro Focus International
FTSE 250
FTSE 100
FTSE All-Share Software and Computer Services Index

The table below details the Chief Executive Officer and Executive Chairman's (for the period from 14 April 2011 until 30 April 2017) single figure of total remuneration over the same period:

	Year ended 30 April								18 months ended 31 October	**Year ended 31 October**
	2010 £'000	2011 £'000	2012 £'000	2013 £'000	2014 £'000	2015 £'000	2016 £'000	2017 £'000	2018 £'000	**2019 £'000**
Stephen Murdoch[1]										
Single total figure of remuneration									2,739	**1,333**
Annual bonus outcome (% of maximum)									57%	**Nil**
LTIP vesting (% of maximum)									100%	**100%**
Chris Hsu[2]										
Single total figure of remuneration									4,963	
Annual bonus outcome (% of maximum)									12%	
LTIP vesting (% of maximum)									n/a	
Kevin Loosemore										
Single total figure of remuneration		23	1,291	1,304	12,468	4,315	4,231	4,226		
Annual bonus outcome (% of maximum)		Nil	90%	92%	100%	100%	100%	45%		
LTIP vesting (% of maximum)		Nil	Nil	Nil	199%	100%	100%	100%		
Nigel Clifford										
Single total figure of remuneration		628								
Annual bonus outcome (% of maximum)		Nil								
LTIP vesting (% of maximum)		Nil								
Stephen Kelly										
Single total figure of remuneration	3,696									
Annual bonus outcome (% of maximum)	Nil									
LTIP vesting (% of maximum)	100%									

1 Stephen Murdoch assumed the Chief Executive Officer responsibilities from 1 May 2017 in the build up to the acquisition of the HPE Software business and stepped down on completion of the transaction on 1 September 2017 to take on the role of Chief Operating Officer. He was reappointed as Chief Executive Officer from 16 March 2018. The 2018 and 2019 figures are slightly different from those shown in the single figure for remuneration table as the value placed on the LTIPs and ASG reflect the period of the relevant performance period that he was undertaking the Chief Executive Officer role. The 2018 figure has also been adjusted to take account of the restatement in the LTIP value to reflect the share price at vesting on 23 March 2019 of £19.39.

2 Chris Hsu's period as Chief Executive Officer was from 1 September 2017 to 19 March 2018. The 2018 single figure of remuneration includes the benefits in kind payment of $5,918,705 to cover the grossed-up cost of the excise tax incurred as a result of US "inversion" tax treatment of the HPE Software business transaction, and has been adjusted to include a $14,378 contractual tax equalisation payment relating to medical and other benefits deemed taxable in the UK which would not have been taxable in the US, which was finalised on filing his 2018/19 tax returns. The figure for his annual bonus outcome as a percentage of maximum has been calculated by reference to a maximum bonus of 150% of his salary earned over the period as a director.

Percentage change in Chief Executive Officer's remuneration

The table below shows the percentage change in the Chief Executive Officer's annualised remuneration from the 18 months ended 31 October 2018 to the 12 months ended 31 October 2019, as compared to the average annualised percentage change in remuneration over the same period for all staff that were on the corporate bonus scheme in both years and were employed throughout the period. For the 12 months ended 31 October 2019, this covers Stephen Murdoch but for the 18 months ended 31 October 2018 it covers a combination of Stephen Murdoch (covering the two periods before and after the HPE Software business acquisition) and Chris Hsu which has then been annualised to enable a year-on-year increase to be calculated. We have selected our staff on the corporate bonus scheme (unchanged from the 2018 report) for this comparison as it is considered the most relevant comparator group given the structure of that group's remuneration.

	Chief Executive Officer				Other employees
Base package	**2019 12-month period £000**	2018 18-month period £000	2018 Annualised £000	Annualised % change	Annualised % change
Salary	**850**	1,081	721	18%	5%
Taxable benefits	**20**	4,493	2,995	(99%)	4%
Annual performance bonus	**–**	642	428	(100%)	(58%)
Total	**870**	6,216	4,144	(79%)	No change

Chief Executive Officer pay ratios

The 2018 Reporting Regulations require disclosure of the ratio of total Chief Executive Officer remuneration to the median, 25th and 75th percentile UK employee total remuneration (calculated on a full-time equivalent basis). We are voluntarily disclosing pay ratios in this year's report, earlier than we are required to do so. We have around 1,000 employees in the UK.

For the purposes of the pay ratios below, the Chief Executive Officer's total remuneration is his 2019 single total figure of remuneration of £1,563,000. All pay figures are rounded to the nearest £1,000.

Year	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2019	Option B	35:1	24:1	14:1
Total remuneration		£45,000	£66,000	£111,000
Salary		£40,000	£59,000	**£83,000**

The ratios have been calculated using Option B, meaning that the best equivalents of the median, 25th and 75th percentile UK employees were identified based on the latest published hourly rate gender pay gap information. This was deemed the most appropriate methodology for the Company at this time, recognising the different human resources and payroll systems in place.

To ensure that the total remuneration for the financial year ended 31 October 2019 for the selected best equivalents of the median, 25th and 75th percentile UK employee were sufficiently representative of those positions, we calculated the total remuneration for a number of employees above and below each of the selected median, 25th and 75th percentile UK employees. We excluded or adjusted for anomalies (such as employees who left part way through the year) and took the median of the remaining figures in order to provide a robust representation of each quartile.

The total remuneration calculations for the relevant representative employees, and those in the range above and below, were performed as at 31 October 2019 based on their total remuneration paid or receivable for the 2019 financial year, calculated (for all components other than benefits and pension) on the same basis as required for the Chief Executive Officer's total remuneration for single total figure purposes. Benefits and pension were calculated based on the annual value of those benefits as at 31 October 2019, rather than the actual annual value of those benefits during the 2019 financial year, which is subject to changes in individual's benefit choices during the year. No other estimates or adjustments have been used in the calculation of total remuneration and no components of pay have been omitted. For any employees who worked less than full-time during the year, their pay was adjusted to reflect a full-time equivalent basis.

The committee is satisfied that the overall picture presented by the 2019 pay ratios is consistent with the pay, reward and progression policies for the Company's UK employees. Pay ratios for total remuneration are likely to vary, potentially significantly, over time since the Chief Executive Officer's total remuneration comprises a significant proportion of variable pay and so remuneration each year is impacted by the performance-related pay outcomes and share price movements. There was no bonus payout for the Chief Executive Officer for the 2019 financial year. The Chief Executive Officer's 2016 LTIP award vested during the year and is therefore included in his total remuneration. While the representative employees in the calculation would not typically participate in the LTIP, they do have the opportunity to receive Company shares by participating in the UK sharesave plan and they receive a higher proportion of their remuneration in the form of fixed pay.

Relative importance of spend on pay

The table below shows the percentage change in total employee pay expenditure and shareholder distributions (i.e. dividends and share buy-backs) from the 12 and 18-month periods ending 31 October 2018 to the 12 months ended 31 October 2019.

	2019	2018		% change from 2018	
	12 months ended 31 October $m	18 months ended 31 October $m	12 months ended 31 October $m	18 months %	12 months %
Distribution to shareholders					
– Dividends paid	**439.2**	542.2	408.3	(19.0%)	7.6%
– Share buy-backs	**538.8**	171.2	171.2	214.7%	214.7%
– Return of Value	**1,800.0**	500.0	–	260.0%	n/a
Total	**2,778.0**	1,213.4	579.5	128.9%	379.4%
Employee remuneration	**1,340.2**	2,030.7	n/a	(34.0%)	n/a

The directors have proposed a final dividend for the financial year ended 31 October 2019 of 58.33 cents 44.53 pence per share (2018: final dividend of 58.33 cents 45.22 pence).

Directors' shareholdings and share interests (audited) as at 31 October 2019

		Nil-cost options and conditional awards held					
Director	Shares held (owned outright)	Vested but not exercised	Unvested and not subject to performance	Unvested and subject to performance	Shareholding requirement (% of salary)	Current shareholding (% of salary)[1]	Requirement met?
Kevin Loosemore	631,983	69,156	–	1,257,250	200%	945%	Yes
Stephen Murdoch[2]	276,151	39,640	15,064	1,152,391	200%	371%	Yes
Brian McArthur-Muscroft[3]	–	–	–	498,964	200%	–	Not yet due
Karen Slatford	14,687	–	–	–	–	–	n/a
Richard Atkins	13,862	–	–	–	–	–	n/a
Amanda Brown	3,841	–	–	–	–	–	n/a
Silke Scheiber	–	–	–	–	–	–	n/a
Lawton Fitt	–	–	–	–	–	–	n/a

1 Current shareholding includes the value of any shares held (owned outright) together with the net-after-tax value of any vested but unexercised nil cost options using the closing mid-market quotation price on 31 October 2019 of £10.60.
2 Stephen Murdoch is required to have a 200% shareholding within three years of rejoining the board on 19 March 2018.
3 Brian McArthur-Muscroft is still within the time period (which is typically five years) to build up to his 200% shareholding requirement.

Between 1 November 2019 and 3 February 2020, the "Unvested and subject to performance" figures in the table above have reduced by 1,100,000 for Kevin Loosemore, 947,000 for Stephen Murdoch and 338,000 for Brian McArthur-Muscroft in accordance with the surrender and lapse of the outstanding ASG awards on 3 February 2020. There were no other changes to the above interests between 1 November 2019 and 3 February 2020.

Micro Focus International plc Incentive Plan 2005 ("LTIP")

The table below sets out the executive directors' LTIP awards (which were granted as nil cost options) as at 31 October 2019 together with the movements in these awards during the 12-month period.

	Number at 1 November 2018	Number granted in the period	Number exercised in the period	Number lapsed in the period	**Number at 31 October 2019**	Date for exercise
Kevin Loosemore[1]	192,157	–	192,157	–	**–**	27 June 2015 to 26 June 2022
Kevin Loosemore[1]	142,132	–	142,132	–	**–**	26 June 2016 to 25 June 2023
Kevin Loosemore[1]	115,192	–	115,192	–	**–**	27 June 2017 to 26 June 2024
Kevin Loosemore[1]	111,275	–	111,275	–	**–**	17 July 2018 to 16 July 2025
Kevin Loosemore[1]	69,156	–	–	–	**69,156**	26 July 2019 to 25 July 2026
Kevin Loosemore[2]	67,965	–	–	–	**67,965**	17 July 2020 to 16 July 2027
Kevin Loosemore[3]	–	89,285	–	–	**89,285**	18 February 2022 to 17 February 2029
Stephen Murdoch[1]	46,237	–	46,237	–	**–**	27 December 2015 to 26 December 2022
Stephen Murdoch[1]	39,884	–	39,884	–	**–**	26 June 2016 to 25 June 2023
Stephen Murdoch[1]	56,421	–	56,421	–	**–**	27 June 2017 to 26 June 2024
Stephen Murdoch[1]	44,510	–	44,510	–	**–**	17 July 2018 to 16 July 2025
Stephen Murdoch[1]	26,024	–	26,024	–	**–**	23 March 2019 to 22 March 2026
Stephen Murdoch[1]	39,640	–	–	–	**39,640**	26 July 2019 to 25 July 2026
Stephen Murdoch[2]	36,664	–	–	–	**36,664**	17 July 2020 to 16 July 2027
Stephen Murdoch[2]	67,537	–	–	–	**67,537**	20 September 2021 to 19 September 2028
Stephen Murdoch[3]	–	101,190	–	–	**101,190**	18 February 2022 to 17 February 2029
Brian McArthur-Muscroft[3]	–	80,482	–	–	**80,482**	22 November 2021 to 21 November 2028
Brian McArthur-Muscroft[4]	–	80,482	–	–	**80,482**	22 November 2022 to 21 November 2028

1 This award vested in full as the performance condition was fully met.
2 Performance condition requires that cumulative EPS growth over a three-year performance period starting on the 1 May preceding the date of grant is at least equal to RPI plus 3% per annum (at which point 25% of awards will vest) and for full vesting the aggregate EPS growth will be required to be RPI plus 9% per annum. Straight-line vesting will apply between these points.
3 Performance condition requires that cumulative EPS growth over a three-year performance period starting on the 1 November preceding the date of grant is at least equal to RPI plus 3% per annum (at which point 25% of awards will vest) and for full vesting the aggregate EPS growth will be required to be RPI plus 9% per annum. Straight-line vesting will apply between these points.
4 Performance condition requires that cumulative EPS growth over a four-year performance period starting on the 1 November preceding the date of grant is at least equal to RPI plus 3% per annum (at which point 25% of awards will vest) and for full vesting the aggregate EPS growth will be required to be RPI plus 9% per annum. Straight-line vesting will apply between these points.

In considering the likely vesting level under the outstanding unvested LTIPs noted in the table above (i.e. awards to which footnotes 2, 3 and 4 apply), due regard should be given to the performance conditions specified in footnotes 2, 3 and 4 as well as performance to date and broker forecasts.

LTIP awards exercised during the year ended 31 October 2019 (audited)

The table below sets out the LTIP awards (which were granted as nil cost options) which executive directors exercised during the financial year ended 31 October 2019.

Executive director	Date of exercise	Number of options exercised	Share price at exercise[1]	Gain on exercise
Kevin Loosemore	5 April 2019	560,756	£19.545	£10,959,976
Stephen Murdoch	1 April 2019	213,076	£20.010	£4,263,651

1 The share price at exercise is the closing mid-market quotation price on the day of exercise.

Deferred Share Bonus Plan ("DSBP")

The table below sets out the executive directors' awards of conditional shares under the DSBP as at 31 October 2019 together with the movements in these awards during the year.

	Number at 1 November 2018	Number granted in the period	Number exercised in the period	Number lapsed in the period	**Number at 31 October 2019**	Date of release
Stephen Murdoch	5,051	–	–	–	**5,051**	25 July 2020
Stephen Murdoch	–	10,013	–	–	**10,013**	28 February 2022

Additional Share Grants ("ASG")

The table below sets out the executive directors' ASG awards (which were granted as nil cost options) as at 31 October 2019 together with the movements in these awards during year.

	Number at 1 November 2018	Number granted in the period	Number exercised in the period	Number lapsed in the period	**Number at 31 October 2019**	Date for exercise
Kevin Loosemore[1]	947,140	–	947,140	–	**–**	1 November 2017 to 31 October 2024
Kevin Loosemore[2]	1,100,000	–	–	–	**1,100,000**	1 September 2020 to 31 August 2027
Stephen Murdoch[1]	405,917	–	405,917	–	**–**	1 November 2017 to 31 October 2024
Stephen Murdoch[2]	947,000	–	–	–	**947,000**	1 September 2020 to 31 August 2027
Brian McArthur-Muscroft[2]	–	338,000	–	–	**338,000**	1 September 2020 to 31 August 2027

1 This award vested in full as the performance condition was fully met.
2 The performance condition is that the percentage of ordinary shares subject to the ASG which may be acquired on exercise on or after the vesting date is as follows:
(i) 0% if the Shareholder Return Percentage (as defined below) is 50% or less;
(ii) 100% if the Shareholder Return Percentage is 100% or more; and
(iii) a percentage determined on a straight-line basis between (i) and (ii) above.

The "Shareholder Return Percentage" will be calculated by deducting £18.1775 per share (the "Reference Price"), being the average of the 20 days to 2 August 2016 (being the date of the heads of agreement relating to the acquisition of the HPE Software business), from the sum of the "Vesting Price" (calculated as the average closing share price over the period of 20 days ending on the day prior to the vesting date) plus the total of all dividends per share between completion and the vesting date. This will be divided by the Reference Price, multiplying the resulting figure by 100 to obtain the Shareholder Return Percentage.

The executive directors listed in the table above have surrendered the outstanding ASG awards noted in the table and they lapsed on 3 February 2020.

Additional Share Grant awards exercised during the year ended 31 October 2019 (audited)

The table below sets out the Attachmate ASG awards (which were granted as nil cost options) which executive directors exercised during the financial year ended 31 October 2019.

Executive director	Date of exercise	Number of options exercised	Share price at exercise[1]	Gain on exercise
Kevin Loosemore	1 April 2019	947,140	£20.010	£18,952,271
Stephen Murdoch	1 April 2019	405,917	£20.010	£8,122,399

1 The share price at exercise is the closing mid-market quotation price on the day of exercise.

Sharesave

Chris Kennedy's sharesave options from the summer 2018 offer lapsed on leaving the Company at the end of February 2019. No other executive director is currently participating in Sharesave.

Share option schemes

Details of the Company's share option schemes are given in note 33 of the financial statements.

The mid-market closing price of the shares at 31 October 2019 was 1,060 pence per share and during the 12 months ended 31 October 2019 the mid-market closing price varied between 1,004 pence and 2,160 pence per share.

Statement of shareholder voting

The following table shows the results of the advisory vote on the 2018 Directors' Remuneration report at the AGM held on 29 March 2019, together with the latest approval vote on the Directors' Remuneration Policy at the AGM on 4 September 2017:

	Votes for		Votes against			
	Number	Percentage	Number	Percentage	Votes cast	Votes withheld
2018 Directors' Remuneration report	154,276,600	49.67%	156,329,073	50.33%	322,087,153	11,481,480
2017 Directors' Remuneration Policy	162,259,404	86.46%	25,408,333	13.54%	188,129,640	461,903

A statement was issued on 29 March 2019 acknowledging the advisory vote against the 2018 Directors' Remuneration report and committing to a thorough review of the reward strategy and continuing engagement with shareholders to fully understand their concerns. An update statement was issued on 26 September 2019 noting the shareholder feedback received and the concerns raised which led to this vote outcome.

Since the AGM in March 2019, the Board has undertaken a detailed review of all of the feedback received from our shareholders and proxy agencies on the 2018 Remuneration report and engaged with our largest shareholders on the changes being proposed to the Remuneration Policy. This feedback has been incorporated into the design of the proposed new Remuneration Policy, which is set out on pages 91 to 100. We will be undertaking a full shareholder consultation in advance of the 2020 LTIP grants (see page 90 of the Chair's statement for further details).

On behalf of the board,

Amanda Brown
Chair, Remuneration committee
3 February 2020

The directors of Micro Focus International plc (the "Company") present their report and the audited consolidated financial statements of the Company for the year ended 31 October 2019.

Scope of this report
The Group is required by the Companies Act 2006 to present a fair review of the business during the year ended 31 October 2019, of the position of the Group at the end of the financial period along with a description of the principal risks and uncertainties faced by the Group and insight into the likely future developments. The information that fulfils these requirements can be found in the strategic report from pages 10 to 63. Certain items that would otherwise need to be included in this Directors' report (including an indication of likely future developments in the business of the Company and the Group) have, as permitted, instead been discussed in the strategic report, while details of the Group's policy on addressing financial risks and details about financial instruments are shown in note 27 to the Group financial statements.

For the purposes of compliance with the requirements of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules ("DTR"), and specifically DTR 4.1.5R(2) and DTR 4.1.8R, the required content of the "management report" can be found in the strategic report or this Directors' report, including the material incorporated by reference.

Taken together, the strategic report and this Directors' report are intended to provide a fair, balanced and understandable assessment of the development and performance of the Group's business during the year and its position at the end of the year, its strategy, likely developments, and any principal risks and uncertainties associated with the Group's business.

Under DTR 7.2.1R the Company is required to produce a corporate governance statement, the required content of which can be found in this Directors' report or in the Corporate governance report on pages 68 to 77 which is hereby incorporated into this Directors' report by reference.

Dividends
The board follows a policy of declaring a level of full year dividend that is covered approximately two times by the Adjusted after tax earnings of the Group.

For the year ended 31 October 2019, the directors have recommended a final dividend of 58.33 cents per share. When taken together with the interim dividend of 58.33 cents per share paid on 30 September 2019, this gives a total dividend in respect of the year ended 31 October 2019 of 116.66 cents per share. Subject to its approval by shareholders at the forthcoming AGM, the final dividend will be paid on 7 May 2020 to shareholders on the register at the close of business on 14 April 2020.

The final dividend will be paid:

- to holders of the Company's ordinary shares in Pound Sterling, calculated using an exchange rate of £1 = $1.31 (the date on 3 February 2020, being the date on which the board recommended the final dividend) meaning that the dividend will be 44.53 pence per share; or
- to the holders of American Depositary Receipts representing the Company's shares, in US dollars.

Directors and directors' interests
The names, roles and short biographical details of the directors of the Company in office at 31 October 2019, all of whom continued to serve to the date of this report, are given on pages 66 and 67. In addition, Chris Kennedy served as an executive director and Chief Financial Officer until 21 February 2019 and Darren Roos served as a non-executive director until 2 September 2019.

Details of the interests of the directors and their families in the ordinary shares of the Company are given in the Directors' Remuneration report on pages 88 to 115.

None of the directors had a material interest in any contract of significance to which the Company or a subsidiary was a party during the financial period, as disclosed in note 36 to the financial statements.

Directors' insurance and indemnity provisions
The Company maintains insurance cover for all directors and officers of Group companies against liabilities which may be incurred by them while acting in that capacity at the Group's request.

During the year and to the date of this report, qualifying third party indemnities were in force under which the Company has agreed to indemnify the directors, to the extent permitted by law and by the articles of association of the Company, against liabilities they may incur in the execution of their duties as directors of the Company.

Employment policies
The Group endeavours to appoint employees with appropriate skills, knowledge and experience for the roles they undertake. The Group has a range of policies aimed at retaining and providing incentives for key staff. Objectives are set for departments and employees derived from the Group's business objectives. Performance is formally measured against these objectives twice each year. The Group has a clear and well-understood organisational structure and each employee knows his or her line of accountability and their responsibilities.

Equality and diversity
The Group operates an equal opportunities policy. Full consideration is given to all job applicants, irrespective of gender, age, marital status, disability, sexuality, race, colour, religion, ethnic or national origin, educational and professional backgrounds or religious or political beliefs or any other conditions not relevant to the performance of the job, who can demonstrate that they have the necessary skills and abilities.

All employees accept the commitment within this policy that the Group will not allow discrimination or harassment by employees or others acting on the Group's behalf, in respect of gender, age, marital status, disability, sexuality, race, colour, ethnic or national origin, educational and professional backgrounds, or religious or political beliefs.

Disabled employees
With regard to existing employees and those who may become disabled, the Group's policy is to examine ways and means to provide continuing employment under its existing terms and conditions and to provide training and career development, including promotion, wherever appropriate.

Employee involvement
The Group believes it is important that employees are aware of the Group's business strategy and the objectives, to assist them in working towards these goals. Communications at the time of key announcements, including conference calls and webinars for senior managers and presentations by directors to all employees, together with briefings throughout the period, are part of the Group's communication and consultation programme. The programme is designed to provide employees with information on matters of concern to them as employees, and as a means of consulting employees (or their representatives) on a regular basis so that employees' views can be taken into account in making decisions which are likely to affect their interests.

In addition, regular meetings are held with staff and managers, to raise issues and achieve common employee awareness of the financial and economic factors affecting the Group's performance. These meetings also provide an opportunity for a two-way flow of information, supported by an online process which enables employees to express views and suggest improvements.

Further education and training
Continuing education, training and development are important to ensure the future success of the Group. The Group supports individuals who wish to obtain relevant and appropriate further education qualifications and reimburses tuition fees up to a specified level. Training needs of all employees are also analysed during the annual and half-yearly appraisal process, at which time a training plan is agreed as part of each individual's on-going development.

Share option schemes
The directors remain committed to the principle that employees' interests should be aligned with those of shareholders by participation in employee share schemes. Employees are generally able to participate in the Group's all-employee Sharesave and Employee Stock Purchase Plans which are intended to encourage employee involvement in the Company's performance. For more senior employees who are better placed to contribute to the development and performance of the Group, the Group operates discretionary share-based compensation schemes. Details of all the Group's share-based compensation schemes, whether operating on an all-employee or discretionary basis, are given in note 33.

Statutory and other required disclosures
Greenhouse gas emissions
The statutory disclosures concerning the Group's greenhouse gas emissions are contained in the corporate social responsibility report, within the strategic report, on pages 44 to 53.

Financial instruments
The exposure of the Group to financial risks, including the use of financial instruments and policies for hedging and the exposure to price, credit, cash flow and liquidity risk, can be found in note 27 to the financial statements.

Research and development
All expenditure on research is expensed as incurred. The Group capitalises development expenditure from the point that all the relevant criteria are met. The capitalised cost is then amortised over the useful life of the software. During the 12 months ended 31 October 2019, $491.2m was charged to the consolidated statement of comprehensive income (18 months ended 31 October 2018: $680.8m) in the research and development expenses category. This charge is after capitalisation of internal development expenditure of $17.0m (18 months ended 31 October 2018: $45.3m). Within the cost of sales category $26.7m of amortisation of development costs (18 months ended 31 October 2018: $42.0m) and $200.1m of amortisation of purchased intangibles technology (18 months ended 31 October 2018: $280.5m) were charged to the consolidated statement of comprehensive income.

Political donations
In line with the Group's policy, no donations were made to, or expenditure incurred in respect of, EU or non-EU political parties during the year (18 months ended 31 October 2018: $nil).

Listing Rules disclosures

In fulfilment of its obligations under Listing Rule 9.8.4.R, the Company provides the following disclosures:

Areas for disclosure	Location of details in the Annual Report and Accounts
(1) Interest capitalised	Not applicable
(2) Publication of unaudited financial information	Strategic report, Chief Financial Officer's report, Alternative Performance Measures
(4) Detail of any long-term incentive schemes	Directors' Remuneration report
(5) Waiver of emoluments by a director	Not applicable
(6) Waiver of future emoluments by a director	Not applicable
(7) Non pre-emptive issues of equity for cash	Note 29 to the Group's consolidated financial statements
(8) Non pre-emptive issues of equity for cash by any unlisted major subsidiary undertaking	Not applicable
(9) Parent Company participation in a placing by a listed subsidiary	Not applicable
(10a) Contracts of significance to which the Company is a party and in which a director is materially interested	Not applicable
(10b) Contracts of significance between a Company and a controlling shareholder	Not applicable
(11) Provision of services by a controlling shareholder	Not applicable
(12) Shareholder waiver of dividends	Not applicable
(13) Shareholder waiver of future dividends	Not applicable
(14) Agreements with controlling shareholders	Not applicable

Update on SUSE disposal

The sale of the SUSE business segment for a total cash consideration of approximately $2.5bn on a cash and debt free basis, subject to customary closing adjustments, was completed in March 2019.

As set out in the circular to shareholders, net sale proceeds after tax and customary closing adjustments, estimated to be $200m, were used to make a mandatory debt repayment in accordance with the credit agreement and to make a return of the sterling equivalent to $1.8bn to shareholders ("Return of Value").

Share capital, Return of Value and repurchase of shares

As at 31 October 2019 the Company has a single class of shares in existence, being ordinary shares of 10 pence each.

During the year the Company issued by way of capitalisation of reserves, a second class of shares, B shares of £3.36 each, to facilitate the Return of Value transaction following the completion of the disposal of the SUSE business. On 29 April 2019, 413,784,754 B shares were created and issued to holders of the Company's ordinary shares on a pro-rata basis, which were subsequently redeemed for cash on the same date at a cost to the Company of $1.8bn. The B shares were cancelled immediately following their redemption.

74,521,459 deferred shares of 10 pence each were also allotted on 30 April 2019 following a consolidation of all 437,332,504 existing ordinary shares in issue into one share and a subsequent subdivision into 362,811,045 ordinary shares of 10 pence each and 74,521,459 deferred shares. All deferred share were bought back by the Company on 30 April 2019.

The Company obtained shareholder authority at its 2017 AGM (held on 4 September 2017) to buy back up to 14.99% of its issued share capital, amounting to 70,298,999 ordinary shares. At the last AGM (held on 29 March 2019) a further authority to buy back up to 14.99% of its issued share capital was approved by shareholders and amounted to 61,973,477 ordinary shares. Authority granted at the last AGM remains outstanding until the conclusion of the next AGM on 25 March 2020. The price parameters are such that the minimum price which must be paid for such shares is 10 pence per ordinary share and the maximum price which may be paid for each ordinary share shall not be more than the maximum price (exclusive of expenses) stipulated by the Listing Rules from time to time in force published by the Financial Conduct Authority.

On 29 August 2018, the Company announced the commencement of a $200m share buy-back programme, pursuant to the authority granted at the AGM in 2017 (the "Initial Buy-back Programme") through market purchases on the London Stock Exchange and the New York Stock Exchange. Between 29 August 2018 and 24 October 2018 the Group bought back 9,858,205 ordinary shares for a total consideration of approximately $171m, excluding expenses of $0.5m.

During the year, on 6 November 2018, an extension to the Initial Buy-back Programme, taking this to a total value of $400m, was announced. The first extension took place between 6 November 2018 and 13 February 2019, during which the Group bought back 12,596,916 ordinary shares for a total consideration of approximately $229m, excluding expenses. On 14 February 2019, the Company announced a second $110m extension to the Initial Buy-back Programme. The repurchase of shares took place between 14 February 2019 and 28 March 2019, under which the Group bought back 4,487,016 ordinary shares for a total consideration of approximately $110m, excluding expenses.

This took the total value of shares purchased under the Initial Buy-back Programme to $510m, in relation to 26,942,137 ordinary shares. Repurchased shares under the Initial Buy-back Programme, including extensions, represented approximately 6.17% of the issued share capital of the Company immediately prior to the commencement of the Initial Buy-back Programme.

On 17 July 2019, the Company announced the commencement of a $200m share buy-back programme, pursuant to the authority granted at the AGM in 2019 (the "Second Buy-back Programme") which completed on 3 October 2019. During the year, 12,076,122 ordinary shares were acquired under the Second Buy-back Programme through market purchases on the London Stock Exchange and the New York Stock Exchange at a total cost of $200m, excluding expenses. The shares repurchased under the Second Buy-back Programme were approximately 3.33% of the issued share capital of the Company immediately prior to the commencement of the Second Buy-back programme.

Total expenses in relation to all shares bought back during the financial year amounted to $5.9m inclusive of stamp duty. For further information, please see note 29 to the financial statements.

Of the shares bought back across all share buy-back programmes in the year ended 31 October 2019, 29,160,054 ordinary shares were transferred into treasury.

During the year ended 31 October 2019, 1,304,274 ordinary shares were issued, and a further 4,804,817 ordinary shares were transferred from treasury, to satisfy obligations under employee share plans.

As at 31 October 2019, the total share capital of the Company was 363,583,328 ordinary shares, of which 30,200,905 were held in treasury. Therefore, the total number of ordinary shares with voting rights in the Company as at 31 October 2019 was 333,382,423.

Substantial shareholdings

At 31 October 2019, the Company had been notified, pursuant to DTR5, of the following information in relation to investors' interests in the ordinary share capital of the Company:

	Ordinary shares of 10 pence each	Percentage of issued share capital
Dodge & Cox	57,130,923	17.01%
BlackRock Inc.	21,879,974	6.56%
Causeway Capital Management LLC	22,050,026	5.05%

The following changes in the interests disclosed to the Company have been notified between 31 October 2019 and 2 February 2020:

- On 28 November 2019, BlackRock, Inc. disclosed that their percentage interest in the ordinary share capital of the Company has decreased to 6.492% (21,361,681 ordinary shares).

Rights and obligations attaching to shares

Voting

At a General Meeting of the Company:

- On a show of hands, every member present in person and every proxy duly appointed by a member shall have one vote; and
- On a poll, every member who is present in person or by proxy shall have one vote for every share of which he or she is the holder.

No member shall be entitled to vote at any general meeting or class meeting in respect of shares held by him or her if any call or other sum then payable by him or her in respect of that share remains unpaid. Currently, all issued shares are fully paid.

Deadlines for voting rights

Full details of the deadlines for exercising voting rights in respect of the resolutions to be considered at the Annual General Meeting (the "AGM") to be held on 25 March 2020 are set out in the Notice of Meeting, which accompanies this report.

Dividends and distributions

Subject to the provisions of the Companies Act 2006, the Company may, by ordinary resolution, declare a dividend to be paid to members but no dividend shall exceed the amount recommended by the board. The board may pay interim dividends and any fixed rate dividend whenever the profits of the Company, in the opinion of the board, justifies its payment. All dividends shall be apportioned and paid pro-rata according to the amounts paid up on the shares.

Transfer of shares

Subject to the articles, any member may transfer all or any of his or her certificated shares in writing by an instrument of transfer in any usual form or in any other form which the board may approve. The board may, in its absolute discretion and without giving any reasons, decline to register any instrument of transfer of a certificated share which is not a fully paid share provided that, where any such shares are admitted to the Official List maintained by the UK Listing Authority, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The board may decline to recognise any instrument of transfer relating to shares in certificated form unless it is in respect of only one class of share and is lodged (duly stamped if required) at the Transfer Office (as defined in the articles) accompanied by the relevant share certificate(s) and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person to do so). In the case of a transfer of shares in certificated form by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question. The directors may also refuse to register an allotment or transfer of shares (whether fully-paid or not) in favour of more than four persons jointly. Subject to the articles and the CREST Rules (as defined in the Uncertificated Securities Regulations, as amended), and apart from any class of wholly dematerialised security, the board may permit any class of shares in the Company to be held in uncertificated form and, subject to the articles, title to uncertificated shares to be transferred by means of a relevant system.

Amendment to the articles of association

Any amendments to the articles may be made in accordance with the provisions of the Companies Act 2006 by way of special resolution.

Appointment and replacement of directors

Directors shall be no less than three and no more than 11 in number. Directors may be appointed by the Company by ordinary resolution or by the board. A director appointed by the board holds office only until the next AGM and is then eligible for election or re-election by the shareholders annually thereafter.

The board may from time to time appoint one or more directors to hold employment or executive office for such period (subject to the Companies Act 2006) and on such terms as they may determine and may revoke or terminate any such employment.

The Company by ordinary resolution, of which special notice has been given and the board, by unanimous decision, may remove any director before the expiration of his or her term of office and the Company may elect or the board may appoint another person in place of a director so removed from office.

The office of director shall be vacated if:

(i) he or she in writing resigns or offers to resign and the directors accept such offer;
(ii) an order is made by any court claiming that he or she is or may be suffering from a mental disorder;
(iii) he or she is absent without permission of the board from meetings for six months and the board resolves that his or her office is vacated;
(iv) he or she becomes bankrupt or compounds with his or her creditors generally;
(v) he or she is prohibited by law from being a director; or
(vi) he or she is removed from office pursuant to the articles.

Powers of the directors in relation to share capital

The business of the Company will be managed by the board who may exercise all the powers of the Company, including the power to authorise the issue and/or market purchase of the Company's shares subject to the provisions of the Articles, the Companies Act 2006 and any resolution of the Company.

At the AGM held on 29 March 2019 the directors were granted the powers to allot equity securities with a nominal value of up to £27,562,142 (provided that any amount in excess of £13,781,071 was applied to fully pre-emptive rights issues only) and to make market purchases of the Company's shares on the terms set out above.

Shares held in the Employee Benefit Trust
Where the trustee of the Micro Focus Employee Benefit Trust (the "Trust") holds shares in the Company and the beneficial interest in those shares has not been transferred to a beneficiary of the Trust, the trustee may not vote in relation to those shares at any meeting of shareholders of the Company.

Significant agreements
The following significant agreements contain provisions entitling the counterparties to exercise termination or other rights in the event of a change of control of the Company:

Bank borrowings
The Company announced on 21 April 2017 the successful syndication of the new credit facilities which have remained in place during the current year.

The following Facilities were drawn as at 31 October 2019:

- The $1,414.7m senior secured term loan B-2 issued by MA FinanceCo LLC is priced at LIBOR plus 2.25% (subject to a LIBOR floor of 0.00%);
- The $2,486.3m senior secured seven-year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
- The $368.2m senior secured seven-year term loan B-3 issued by MA FinanceCo LLC is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and
- The €452.8m (equivalent to $505.8m) senior secured seven-year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 2.75% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following Facilities were undrawn as at 31 October 2019:

- A senior secured revolving credit facility of $500.0m ("Revolving Facility"), with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.375% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At 31 October 2019, $nil of the Revolving Facility was drawn together with $4,775.0m of Term Loans giving gross debt of $4,775.0m drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at 31 October 2019, no covenant test is applicable.

The strategic report does not contain any information about persons with whom the Company has contractual or other arrangements, which are essential to the business of the Company as, in the view of the directors, there are no such arrangements.

Branches
The Company had no branches in existence during the year under review and to the date of this report.

Annual General Meeting
The notice convening the AGM of the Company together with the explanatory notes on the resolutions proposed at the AGM accompanies this report. The meeting will be held at the Company's Headquarters at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire RG14 1QN at 3pm (UK time) on 25 March 2020.

Independent auditor
KPMG LLP have indicated their willingness to continue as the auditor of the Group and, as explained in the audit committee report on page 81, a resolution regarding their appointment will be proposed at the AGM.

Disclosure of information to auditor
The directors who held office at the date of approval of this report confirm that:

- so far as they are each aware, there is no relevant audit information of which the Company's auditor is unaware; and
- each director has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the Company's auditor is aware of that information.

Going concern
The directors, having made appropriate enquiries, have satisfied themselves that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. Additionally, the directors have considered the longer-term viability of the Company and Group, as described in the statement on page 43.

By order of the board.

Jane Smithard
Company Secretary
3 February 2020

Micro Focus International plc
Registered office:
The Lawn,
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN

Registered in England
Company number: 5134647

DIRECTORS' RESPONSIBILITIES IN RELATION TO FINANCIAL REPORTING

The directors are responsible for preparing the Annual Report and the Group and Parent Company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law they are required to prepare the Group financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by EU) and applicable law and have elected to prepare the Parent Company financial statements in accordance with UK accounting standards, including FRS 102 "The Financial Reporting Standard applicable in the UK and Republic of Ireland".

Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of their profit or loss for that period. In preparing each of the Group and Parent Company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable, relevant and reliable;
- for the Group financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- for the Parent Company financial statements, state whether they have been prepared in accordance with IFRSs as adopted by the EU;
- assess the Group and Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
- use the going concern basis of accounting unless they either intend to liquidate the Group or the Parent Company or to cease operations or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Parent Company's transactions and disclose with reasonable accuracy at any time the financial position of the Parent Company and enable them to ensure that its financial statements comply with the Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a strategic report, Directors' report, Directors' Remuneration report and Corporate governance statement that complies with that law and those regulations.

The directors consider that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility statement of the directors in respect of the annual financial report
On behalf of the board of directors, we confirm that to the best of our knowledge:

- the financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
- the strategic report and the directors' report include a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Stephen Murdoch
Chief Executive Officer

Brian McArthur-Muscroft
Chief Financial Officer

The Group uses certain measures to assess the financial performance of its business. These measures are termed "Alternative Performance Measures" because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to measure operating performance and liquidity in presentations to the board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The Alternative Performance Measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

An explanation of the relevance of each of the Alternative Performance Measures, a reconciliation of the Alternative Performance Measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below.

Unaudited reporting periods

The Group has a comparative period of the 18 months ended 31 October 2018, as a result of a change in year-end. The Group has therefore also reported unaudited comparative results for the 12 months ended 31 October 2018 as this provides a more meaningful basis on which to discuss the results of the Group.

1. Consolidated statement of comprehensive income

12 months ended 31 October 2019 (12 months ended 31 October 2018 (unaudited))

The 12 months to 31 October 2018 results were calculated by deducting the six-month results to 31 October 2017, after adjusting for the discontinued operation, from the 18-month results to 31 October 2018.

	12 months ended 31 October 2019 (audited) $m	12 months ended 31 October 2018[1] (unaudited) $m	Six months ended 31 October 2017 (unaudited) $m	18 months ended 31 October 2018[1] (audited) $m
Revenue	**3,348.4**	3,684.3	1,070.1	4,754.4
Cost of sales	**(789.9)**	(1,038.7)	(264.0)	(1,302.7)
Gross profit	**2,558.5**	2,645.6	806.1	3,451.7
Selling and distribution expenses	**(1,224.8)**	(1,417.1)	(347.1)	(1,764.2)
Research and development expenses	**(491.2)**	(549.0)	(131.8)	(680.8)
Administrative expenses	**(620.8)**	(489.0)	(140.9)	(629.9)
Operating profit	**221.7**	190.5	186.3	376.8
Finance costs	**(282.4)**	(274.9)	(75.5)	(350.4)
Finance income	**26.6**	5.9	1.8	7.7
Net finance costs	**(255.8)**	(269.0)	(73.7)	(342.7)
(Loss)/profit before tax	**(34.1)**	(78.5)	112.6	34.1
Taxation	**16.0**	700.5	(27.4)	673.1
(Loss)/profit from continuing operations	**(18.1)**	622.0	85.2	707.2
Profit from discontinued operation (attributable to equity shareholders of the Company)	**1,487.2**	55.5	21.4	76.9
Profit for the period	**1,469.1**	677.5	106.6	784.1
Operating profit (before exceptional items)	**515.9**	630.2	284.8	915.0
Exceptional items (reported in Operating profit)	**(294.2)**	(439.7)	(98.5)	(538.2)
Operating profit	**221.7**	190.5	186.3	376.8

1 The comparatives for the 12 months and 18 months ended 31 October 2018 have been revised as described in the Basis of Preparation of the Significant Accounting Policies section.

2. Consolidated statement of cash flows – 12 months to 31 October 2019 (12 months ended 31 October 2018 (unaudited))

Cash flows from operating activities	12 months ended 31 October 2019 (audited) $m	12 months ended 31 October 2018 (unaudited) $m	Six months ended 31 October 2017 (unaudited) $m	18 months ended 31 October 2018 (audited) $m
Operating profit (attributable to continuing and discontinued operation)	**259.4**	269.8	219.9	489.7
Research and development tax credits	**(1.2)**	0.2	(2.2)	(2.0)
Depreciation	**66.5**	78.9	16.3	95.2
Loss on disposal of property, plant and equipment	**3.6**	4.2	0.5	4.7
Gain on disposal of Atalla	**(3.7)**	–	–	–
Amortisation of intangible assets	**716.5**	744.6	198.7	943.3
Amortisation of contract-related costs	**10.2**	–	–	–
Share-based compensation charge	**71.3**	53.9	18.3	72.2
Foreign exchange movements	**11.1**	(29.8)	(4.8)	(34.6)
Provisions movements	**43.8**	69.4	73.4	142.8
Cash generated from operations before working capital	**1,177.5**	1,191.2	520.1	1,711.3
Changes in working capital:				
Inventories	**–**	0.3	(0.2)	0.1
Trade and other receivables	**183.0**	(177.1)	(231.7)	(408.8)
Increase in contract-related costs	**(36.7)**	–	–	–
Payables and other liabilities	**(114.8)**	115.8	15.5	131.3
Provision utilisation	**(58.6)**	(89.5)	(55.5)	(145.0)
Contract liabilities – deferred income	**(98.5)**	109.9	21.5	131.4
Pension funding in excess of charge to operating profit	**4.4**	1.0	3.0	4.0
Movement in working capital	**(121.2)**	(39.6)	(247.4)	(287.0)
Cash generated from operating activities	**1,056.3**	1,151.6	272.7	1,424.3
Interest paid	**(227.1)**	(219.5)	(82.3)	(301.8)
Bank loan costs	**–**	(10.8)	(90.4)	(101.2)
Tax paid	**(167.4)**	(79.0)	(20.5)	(99.5)
Net cash generated from operating activities	**661.8**	842.3	79.5	921.8
Cash flows from/(used in) investing activities				
Payments for intangible assets	**(29.3)**	(56.5)	(35.6)	(92.1)
Purchase of property, plant and equipment	**(56.3)**	(30.2)	(9.9)	(40.1)
Finance leases	**–**	(0.7)	–	(0.7)
Interest received	**26.6**	7.5	1.7	9.2
Payment for acquisition of subsidiaries	**(89.0)**	(19.3)	0.1	(19.2)
Net cash acquired with acquisitions	**1.2**	0.9	320.8	321.7
Investing cash flows generated from disposals	**20.0**	–	–	–
Investing cash flows generated from discontinued operation, net of cash disposed	**2,473.5**	–	–	–
Tax paid on divestiture	**(264.6)**	–	–	–
Net cash from/(used in) investing activities	**2,082.1**	(98.3)	277.1	178.8

2. Consolidated statement of cash flows – 12 months to 31 October 2019 (12 months ended 31 October 2018 (unaudited)) continued

	12 months ended 31 October 2019 (audited) $m	12 months ended 31 October 2018 (unaudited) $m	Six months ended 31 October 2017 (unaudited) $m	18 months ended 31 October 2018 (audited) $m
Cash flows (used in)/from financing activities				
Investment in non-controlling interest	–	(0.1)	–	(0.1)
Proceeds from issue of ordinary share capital	3.1	4.6	1.2	5.8
Purchase of treasury shares and related expenses	(544.7)	(171.7)	–	(171.7)
Return of Value paid to shareholders	(1,800.0)	–	(500.0)	(500.0)
Expenses related to the Return of Value	(1.0)	–		–
Repayment of working capital in respect of the HPE Software business acquisition	–	(225.8)	–	(225.8)
Finance leases	(12.9)	–	–	–
Repayment of bank borrowings	(212.6)	(37.9)	(215.0)	(252.9)
Proceeds from bank borrowings	–	–	1,043.8	1,043.8
Dividends paid to owners	(439.2)	(408.3)	(133.9)	(542.2)
Net cash used in financing activities	(3,007.3)	(839.2)	196.1	(643.1)
Effects of exchange rate changes	(1.8)	(11.4)	26.7	15.3
Net (decrease)/increase in cash and cash equivalents	(265.2)	(106.6)	579.4	472.8
Cash and cash equivalents at beginning of period	620.9	730.4	151.0	151.0
	355.7	623.8	730.4	623.8
Reclassification to current assets classified as held for sale	–	(2.9)	–	(2.9)
Cash and cash equivalents at end of period	355.7	620.9	730.4	620.9

3. Impact of deferred revenue haircut

The following table shows the impact of the acquisition accounting adjustment of deferred revenue haircut (i.e. the unwinding of fair value adjustment to acquired deferred revenue) on reported revenues.

	12 months ended 31 October 2019 (audited)			12 months ended 31 October 2018 (unaudited)		
	Continuing operations $m	Discontinued operation $m	Total $m	Continuing operations $m	Discontinued operation $m	Total $m
Revenue before deferred revenue haircut	3,355.2	127.1	3,482.3	3,719.1	374.5	4,093.6
Unwinding of fair value adjustment to acquired deferred revenue	(6.8)	(0.1)	(6.9)	(34.8)	(0.8)	(35.6)
Revenue	3,348.4	127.0	3,475.4	3,684.3	373.7	4,058.0

	18 months ended 31 October 2018 (audited)		
	Continuing operations $m	Discontinued operation $m	Total $m
Revenue before deferred revenue haircut	4,815.5	539.8	5,355.3
Unwinding of fair value adjustment to acquired deferred revenue	(61.1)	(1.6)	(62.7)
Revenue	4,754.4	538.2	5,292.6

4. EBITDA and Adjusted EBITDA

EBITDA is defined as net earnings before finance costs, finance income, taxation, share of results of associates, depreciation of property, plant and equipment and amortisation of intangible assets. The Group presents EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense).

The Group defines Adjusted EBITDA as comprising of EBITDA (as defined above), exceptional items including the gain on disposal of discontinued operation, share-based compensation, product development intangible costs capitalised and foreign exchange (gains)/losses. Adjusted EBITDA is the primary measure used internally to measure performance and to incentivise and reward employees.

Adjusted EBITDA Margin refers to each measure defined above as a percentage of actual revenue recorded in accordance with IFRS for the period.

Adjusted EBITDA is a key profit measure used by the board to assess the underlying financial performance of the Group. Adjusted EBITDA is stated before the following items for the following reasons:

- Exceptional items, including the gain on disposal of discontinued operation as set out in note 4, are excluded by virtue of their size, nature or incidence, in order to show the underlying continuing business performance of the Group.
- Share-based compensation charges are excluded from the calculation of Adjusted EBITDA because these represent a non-cash accounting charge for transactions that could otherwise have been settled in cash or not be limited to employee compensation. These charges also represent long-term incentives designed for long-term employee retention, rather than reflecting the short-term underlying operations of the Group's business. The directors acknowledge that there is an ongoing debate on the add-back of share-based compensation charges but believe that as they are not included in the analysis of segment performance used by the Chief Operating Decision Maker and their add-back is consistent with metrics used by a number of other companies in the technology sector, that this treatment remains appropriate.
- Charges for the amortisation of purchased intangibles are excluded from the calculation of Adjusted EBITDA. This is because these charges are based on judgements about their value and economic life, are the result of the application of acquisition accounting rather than core operations, and whilst revenue recognised in the income statement does benefit from the underlying intangibles that have been acquired, the amortisation costs bear no relation to the Group's underlying ongoing operational performance. In addition, amortisation of acquired intangibles is not included in the analysis of segment performance used by the Chief Operating Decision Maker.
- We exclude foreign exchange (gains)/losses from Adjusted EBITDA in order to exclude foreign exchange volatility when evaluating the underlying performance of the business.

4. EBITDA and Adjusted EBITDA continued

- We deduct from EBITDA, actual spend on product development costs during the period as this reflects the required underlying expenditure. This is because the capitalisation and subsequent amortisation of such costs are based on judgements about whether they meet the capitalisation criteria set out in IAS 38 "Intangible Assets" and on the period of their estimated economic benefit. In addition, product development costs for the period are included in the analysis of segment performance used by the Chief Operating Decision Maker.

The following table is a reconciliation from profit for the period to EBITDA and Adjusted EBITDA:

	12 months ended 31 October 2019 (audited)			12 months ended 31 October 2018 (unaudited)		
	Continuing operations $m	Discontinued operation $m	Total $m	Continuing operations $m	Discontinued operation $m	Total $m
(Loss)/profit for the period	(18.1)	1,487.2	1,469.1	622.0	55.5	677.5
Finance costs	282.4	–	282.4	274.9	–	274.9
Finance income	(26.6)	–	(26.6)	(5.9)	–	(5.9)
Taxation	(16.0)	318.1	302.1	(700.5)	22.5	(678.0)
Share of results of associates	–	0.3	0.3	–	1.4	1.4
Depreciation of property, plant and equipment	66.5	–	66.5	73.6	5.3	78.9
Amortisation of intangible assets	716.5	–	716.5	720.0	24.6	744.6
EBITDA	1,004.7	1,805.6	2,810.3	984.1	109.3	1,093.4
Exceptional items (reported in profit from discontinued operation)	–	(1,767.9)	(1,767.9)	–	–	–
Exceptional items (reported in Operating profit)	294.2	–	294.2	439.7	–	439.7
Share-based compensation charge	68.8	2.5	71.3	47.5	6.4	53.9
Product development intangible costs capitalised	(16.5)	–	(16.5)	(27.5)	–	(27.5)
Foreign exchange loss/(gain)	11.3	(0.2)	11.1	(30.2)	0.3	(29.9)
Adjusted EBITDA	1,362.5	40.0	1,402.5	1,413.6	116.0	1,529.6
Revenue	3,348.4	127.0	3,475.4	3,684.3	373.7	4,058.0
Adjusted EBITDA Margin	40.7%	31.5%	40.4%	38.4%	31.0%	37.7%

	18 months ended 31 October 2018 (audited)		
	Continuing operations $m	Discontinued operation $m	Total $m
Profit for the period	707.2	76.9	784.1
Finance costs	350.4	–	350.4
Finance income	(7.7)	–	(7.7)
Taxation	(673.1)	34.2	(638.9)
Share of results of associates	–	1.8	1.8
Depreciation of property, plant and equipment	88.6	6.6	95.2
Amortisation of intangible assets	903.1	40.2	943.3
EBITDA	1,368.5	159.7	1,528.2
Exceptional items (reported in profit from discontinued operation)	–	–	–
Exceptional items (reported in Operating profit)	538.2	–	538.2
Share-based compensation charge	64.3	7.9	72.2
Product development intangible costs capitalised	(44.4)	–	(44.4)
Foreign exchange (gain)/loss	(37.4)	2.8	(34.6)
Adjusted EBITDA	1,889.2	170.4	2,059.6
Revenue	4,754.4	538.2	5,292.6
Adjusted EBITDA Margin	39.7%	31.7%	38.9%

5. Adjusted Profit before tax

Adjusted Profit before tax is defined as profit before tax excluding the effects of share-based compensation, the amortisation of purchased intangible assets, and all exceptional items including gain on disposal of discontinued operation. These items are individually material items that are not considered to be representative of the performance of the Group. Adjusted Profit before tax is only presented on a consolidated basis because management believes it is important to the understanding of the Group's effective tax rate. When presented on a consolidated basis, Adjusted Profit before tax is an Alternative Performance Measure.

The following table is a reconciliation from profit before tax for the period to Adjusted Profit before tax:

	12 months ended 31 October 2019 (audited)			12 months ended 31 October 2018 (unaudited)		
	Continuing operations $m	Discontinued operation $m	Total $m	Continuing operations $m	Discontinued operation $m	Total $m
(Loss)/profit before tax	(34.1)	1,805.3	1,771.2	(78.5)	78.0	(0.5)
Share-based compensation charge	68.8	2.5	71.3	47.5	6.4	53.9
Amortisation of purchased intangibles	655.7	–	655.7	661.6	24.6	686.2
Exceptional items, including gain on disposal of discontinued operation	294.2	(1,767.9)	(1,473.7)	439.7	–	439.7
Adjusting items	1,018.7	(1,765.4)	(746.7)	1,148.8	31.0	1,179.8
Adjusted Profit before tax	984.6	39.9	1,024.5	1,070.3	109.0	1,179.3

	18 months ended 31 October 2018 (audited)		
	Continuing operations $m	Discontinued operation $m	Total $m
Profit before tax	34.1	111.1	145.2
Share-based compensation charge	64.3	7.9	72.2
Amortisation of purchased intangibles	830.4	39.4	869.8
Exceptional items	544.0	–	544.0
Adjusting items	1,438.7	47.3	1,486.0
Adjusted Profit before tax	1,472.8	158.4	1,631.2

6. Adjusted Effective Tax Rate

The tax charge on Adjusted Profit before tax for the 12 months ended 31 October 2019 was $235.7m (18 months ended 31 October 2018: $347.1m). This represents an Adjusted Effective Tax Rate ("Adjusted ETR"), calculated as the tax charge on Adjusted Profit from continuing operations divided by the Adjusted Profit, of 23.9% (18 months ended 31 October 2018: 23.6%).

	12 months ended 31 October 2019 (audited)				18 months ended 31 October 2018 (audited)			
Effective tax rate (continuing operations)	Actual $m	Adjusting items $m	Exceptional tax items $m	Adjusted measures $m	Actual $m	Adjusting items $m	Exceptional tax items $m	Adjusted measures $m
(Loss)/profit before tax	(34.1)	1,018.7	–	984.6	34.1	1,438.7	–	1,472.8
Taxation	16.0	(251.7)	–	(235.7)	673.1	(327.9)	(692.3)	(347.1)
Profit after tax	(18.1)	767.0	–	748.9	707.2	1,110.8	(692.3)	1,125.7
Effective tax rate	46.9%			23.9%	(1,973.9)%			23.6%

In computing Adjusted Profit before tax for the 12 months ended 31 October 2019, $1,018.7m (18 months ended 31 October 2018: $1,438.7m) of adjusting items have been added back (see Adjusted Profit before tax section above) and the associated tax credit is $251.7m (18 months ended 31 October 2018: $327.9m credit).

Exceptional tax items of $692.3m in the 18 months ended 31 October 2018 shown above related to the impact of US tax reforms, comprised of a credit of $930.6m in respect of the re-measurement of deferred tax liabilities due to the reduction of the US federal tax rate from 35% to 21% and a transition tax charge of $238.3m payable over eight years.

7. Adjusted Earnings per Share and Diluted Adjusted Earnings per Share

The Adjusted Earnings per Share ("EPS") is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back exceptional items including the gain on disposal of discontinued operation, share-based compensation charge and the amortisation of purchased intangibles because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group. These are presented as management believe they are important to understanding the change in the Group's EPS and is consistent with adjustments as made by our peers.

	12 months ended 31 October 2019 (audited)	12 months ended 31 October 2018 (unaudited)	18 months ended 31 October 2018 (audited)
CENTS			
EPS from continuing operations attributable to the ordinary equity shareholders of the Company			
Basic EPS – cents	**(4.87)**	143.01	181.91
Diluted EPS – cents[1]	**(4.87)**	138.94	176.92
Basic Adjusted EPS – cents	**198.01**	192.99	289.57
Diluted Adjusted EPS – cents	**195.89**	187.51	281.63
EPS from discontinued operation			
Basic EPS – cents	**393.37**	12.76	19.79
Diluted EPS – cents	**389.16**	12.39	19.25
Basic Adjusted EPS – cents	**8.25**	18.67	29.36
Diluted Adjusted EPS – cents	**8.16**	18.14	28.56
Total EPS attributable to the ordinary equity shareholders of the Company			
Basic EPS – cents	**388.50**	155.77	201.70
Diluted EPS – cents[1]	**384.35**	151.33	196.17
Basic Adjusted EPS – cents	**206.26**	211.66	318.93
Diluted Adjusted EPS – cents	**204.05**	205.65	310.19
PENCE			
EPS from continuing operations attributable to the ordinary equity shareholders of the Company			
Basic EPS – pence	**(3.82)**	106.40	136.73
Diluted EPS – pence[1]	**(3.82)**	103.37	132.98
Basic Adjusted EPS – pence	**155.49**	143.59	217.66
Diluted Adjusted EPS – pence	**153.82**	139.50	211.69
EPS from discontinued operation			
Basic EPS – pence	**308.89**	9.49	14.88
Diluted EPS – pence	**305.59**	9.22	14.47
Basic Adjusted EPS – pence	**6.48**	13.89	22.07
Diluted Adjusted EPS – pence	**6.41**	13.50	21.46
Total EPS attributable to the ordinary equity shareholders of the Company			
Basic EPS – pence	**305.07**	115.89	151.61
Diluted EPS – pence[1]	**301.81**	112.59	147.45
Basic Adjusted EPS – pence	**161.97**	157.48	239.73
Diluted Adjusted EPS – pence	**160.23**	153.00	233.15

1 As there is a loss from continuing operations attributable to the ordinary equity shareholders of the Company for the 12 months ended 31 October 2019 ($18.4m), the Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33. There was total earnings attributable to ordinary equity shareholders of the Company for the 12 months ended 31 October 2019 of $1,468.8m and therefore the effect of dilutive securities can be reflected in the total Diluted EPS above.

7. Adjusted Earnings per Share and Diluted Adjusted Earnings per Share continued

	12 months ended 31 October 2019 (audited) $m	12 months ended 31 October 2018 (unaudited) $m	18 months ended 31 October 2018 (audited) $m
Profit for the period	1,469.1	677.5	784.1
(Profit)/loss from non-controlling interests	(0.3)	0.2	(0.1)
Earnings attributable to ordinary shareholders	1,468.8	677.7	784.0
From continuing operations[1]	(18.4)	622.2	707.1
From discontinued operation	1,487.2	55.5	76.9
Earnings attributable to ordinary shareholders	1,468.8	677.7	784.0
Adjusting items:			
Exceptional items, including gain on disposal of discontinued operation	(1,473.7)	439.7	544.0
Share-based compensation charge	71.3	53.9	72.2
Amortisation of purchased intangibles	655.7	686.2	869.8
	(746.7)	1,179.8	1,486.0
Tax relating to above adjusting items in the period (including exceptional tax credit in the prior period)	57.7	(936.6)	(1,030.3)
Adjusted earnings attributable to ordinary shareholders	779.8	920.9	1,239.7
From continuing operations[1]	748.6	839.7	1,125.6
From discontinued operation	31.2	81.2	114.1
Adjusted earnings attributable to ordinary shareholders	779.8	920.9	1,239.7

Weighted average number of shares:	Number m	Number m	Number m
Basic	378.1	435.1	388.7
Effect of dilutive securities – Options	4.1	12.7	11.0
Diluted	382.2	447.8	399.7

1 For the purposes of calculating EPS measures, Earnings and Adjusted earnings attributable to ordinary shareholders from continuing operations excludes the impact of non-controlling interests since these are not attributable to ordinary shareholders.

7. Adjusted Earnings per Share and Diluted Adjusted Earnings per Share continued

	12 months ended 31 October 2019 (audited)			12 months ended 31 October 2018 (unaudited)		
	Continuing operations $m	Discontinued operation $m	Total $m	Continuing operations $m	Discontinued operation $m	Total $m
Adjusting items:						
Exceptional items, including gain on disposal of discontinued operation	294.2	(1,767.9)	(1,473.7)	439.7	–	439.7
Share-based compensation charge	68.8	2.5	71.3	47.5	6.4	53.9
Amortisation of purchased intangibles	655.7	–	655.7	661.6	24.6	686.2
	1,018.7	(1,765.4)	(746.7)	1,148.8	31.0	1,179.8
Tax relating to above adjusting items and exceptional tax credit in the period	(251.7)	309.4	57.7	(931.3)	(5.3)	(936.6)
	767.0	(1,456.0)	(689.0)	217.5	25.7	243.2

	18 months ended 31 October 2018 (audited)		
	Continuing operations $m	Discontinued operation $m	Total $m
Adjusting items:			
Exceptional items	544.0	–	544.0
Share-based compensation charge	64.3	7.9	72.2
Amortisation of purchased intangibles	830.4	39.4	869.8
	1,438.7	47.3	1,486.0
Tax relating to above adjusting items and exceptional tax credit in the period	(1,020.2)	(10.1)	(1,030.3)
	418.5	37.2	455.7

8. Free cash flow

Free cash flow is defined as cash generated from operations less interest payments and loan costs, tax, purchase of intangible assets and purchase of property, plant and equipment. This is presented as management believe it is important to the understanding of the Group's cash flow.

	12 months ended 31 October 2019 (audited) $m	12 months ended 31 October 2018 (unaudited) $m	18 months ended 31 October 2018 (audited) $m
Cash generated from operating activities	1,056.3	1,151.6	1,424.3
Less:			
Interest payments	(227.1)	(219.5)	(301.8)
Bank loan costs	–	(10.8)	(101.2)
Tax payments	(167.4)	(79.0)	(99.5)
Purchase of intangible assets	(29.3)	(56.5)	(92.1)
Purchase of property, plant and equipment	(56.3)	(30.2)	(40.1)
Free cash flow	576.2	755.6	789.6

9. Net debt

Net debt is defined as cash and cash equivalents less borrowings and finance lease obligations.

	31 October 2019 (audited) $m	31 October 2018 (audited) $m
Borrowings	(4,670.7)	(4,845.9)
Cash and cash equivalents	355.7	620.9
Finance lease obligations	(23.5)	(28.5)
Net debt	**(4,338.5)**	(4,253.5)

10. Adjusted cash conversion ratio

The Group's adjusted cash conversion ratio is defined as cash generated from operations divided by Adjusted EBITDA less exceptional items (reported in Operating profit). This is presented as management believe it is important to the understanding of the Group's conversion of underlying results to cash.

	12 months ended 31 October 2019 (audited) $m	12 months ended 31 October 2018 (unaudited) $m	18 months ended 31 October 2018 (audited) $m
Cash generated from operations	**1,056.3**	1,151.6	1,424.3
Adjusted EBITDA	1,402.5	1,529.6	2,059.6
Less: exceptional items (reported in Operating profit)	(294.2)	(439.7)	(538.2)
Adjusted EBITDA less exceptional items	1,108.3	1,089.9	1,521.4
Adjusted cash conversion ratio	**95.3%**	105.7%	93.6%

11. Constant currency

The Group's reporting currency is the US dollar, however the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in results from one year to the next, the Group has adopted the practice of discussing results on an as reported basis and in constant currency.

The Group uses US dollar-based constant currency models to measure performance. These are calculated by restating the results of the Group for the comparable period at the same average exchange rates as those used in reported results for the current period. This gives a US dollar denominated income statement, which excludes any variances attributable to foreign exchange rate movements.

The most important foreign currencies for the Group are: Pounds Sterling, the Euro, Canadian Dollar, Israeli Shekel and Japanese Yen. The exchange rates used are as follows:

	12 months ended 31 October 2019		12 months ended 31 October 2018		18 months ended 31 October 2018	
	Average	Closing	Average	Closing	Average	Closing
£1 = $	1.27	1.29	1.34	1.27	1.33	1.27
€1 = $	1.12	1.12	1.18	1.14	1.18	1.14
C$ = $	0.75	0.76	0.78	0.76	0.78	0.76
ILS = $	0.28	0.28	0.28	0.27	0.28	0.27
100 JYP = $	1.10	1.08	0.90	0.92	0.90	0.92

1 Our opinion is unmodified

We have audited the financial statements of Micro Focus International plc ("the Company") for the year ended 31 October 2019 which comprise the Consolidated statement of financial position, Consolidated statement of comprehensive income, Consolidated statement of cash flows, Consolidated statement of changes in equity, Company balance sheet, Company statement of changes in equity and Company statement of cash flows, and the related notes, including the summary of significant accounting policies.

In our opinion:

- the financial statements give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 October 2019 and of the Group's profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with International Financial Reporting Standards as adopted by the European Union;
- the Parent Company financial statements have been properly prepared in accordance with UK accounting standards, including FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Additional opinion in relation to IFRSs as issued by the IASB

As explained in the basis of preparation to the Group financial statements, the Group, in addition to complying with its legal obligation to apply IFRSs as adopted by the EU, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion, the Group financial statements have been properly prepared in accordance with IFRSs as issued by the IASB.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities are described below. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion. Our audit opinion is consistent with our report to the Audit committee.

We were first appointed as auditor by the shareholders on 4 September 2017. The period of total uninterrupted engagement is for the two financial periods ended 31 October 2019. We have fulfilled our ethical responsibilities under, and we remain independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to listed public interest entities. No non-audit services prohibited by that standard were provided.

2 Key audit matters: our assessment of risks of material misstatement

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. We summarise below the key audit matters, in decreasing order of audit significance, in arriving at our audit opinion above, together with our key audit procedures to address those matters and, as required for public interest entities, our results from those procedures. These matters were addressed, and our results are based on procedures undertaken, in the context of, and solely for the purpose of, our audit of the financial statements as a whole, and in forming our opinion thereon, and consequently are incidental to that opinion, and we do not provide a separate opinion on these matters.

2 Key audit matters: our assessment of risks of material misstatement continued

	The risk	Our response
Upfront licence revenue – Identification of all performance obligations in large multiple element arrangements ($800 million; 2018: $1,206 million) Refer to page 80 (Audit committee report), page 148 (accounting policy) and page 166 (financial disclosures).	**Accounting treatment** Licence revenue recognition requires significant judgement in identifying each separate performance obligation of the contract (for example licence, maintenance, subscription and consulting), when sold together in a bundle. This judgement could materially affect the timing and quantum of revenue and profit recognised in each period. We assessed this risk to be greatest in larger contracts with licence revenue recognised in the period, where there is increased likelihood of unusual sales arrangements containing bespoke terms, potentially leading to unidentified contract performance obligations.	Our procedures included: – **Accounting analysis:** We assessed the Group's policy in respect of identification of contract performance obligations against the relevant accounting standards; – **Test of details:** We selected all contracts over set thresholds and inspected key documents including the signed contract, purchase orders, delivery of software licences, sales invoices and related payment, and the Group's revenue recognition checklist for that contract to identify revenue performance obligations, and assess the appropriateness of the directors' judgements in determining each separate performance obligation of the contract (undelivered and delivered); and – **Assessing transparency:** We assessed the adequacy of the Group's critical judgement disclosures in respect of licence revenue recognition. **Our results** As a result of our work, we found the Group's identification of separate performance obligations to be acceptable.
Goodwill impairment ($6,671 million; 2018: $6,805 million) Refer to page 80 (Audit committee report), page 153 (accounting policy) and page 174 (financial disclosures).	**Forecast-based valuation** Goodwill allocated to the Micro Focus CGU is significant and at risk of impairment. The estimated recoverable amount is subjective due to the inherent uncertainty involved in forecasting and discounting future cash flows. The key assumptions in these forecasts are the discount rate applied and forecasting of medium-term revenue growth. The effect of these matters is that during our audit procedures we determined that the value in use of goodwill has a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole, and possibly many times that amount. The financial statements (note 10) disclose the sensitivity estimated by the Group.	Our procedures included: – **Our sector expertise:** Evaluating assumptions used, in particular those relating to the discount rate and medium-term revenue growth. We use our own valuation specialist to assist in assessing the discount rate; – **Benchmarking assumptions:** Comparing the Group's assumptions to externally derived data in relation to key inputs such as discount rates and medium-term revenue growth; – **Historical comparisons:** Challenging the reasonableness of the assumptions, particularly medium-term revenue growth and discount rate by assessing the historical accuracy of management's ability to forecast accurately and comparing to previous performance; – **Sensitivity analysis:** Performing break even analysis on the assumptions noted above; and – **Assessing transparency:** Assessing whether the Group's disclosures about the sensitivity of the outcome of the impairment assessment to changes in the discount rate and medium-term revenue growth reflects the risks inherent in the valuation of goodwill. **Our results** As a result of our work, we found the Group's resulting estimate of the recoverable amount of goodwill including the disclosure of the direction of estimation uncertainty to be acceptable.

2 Key audit matters: our assessment of risks of material misstatement continued

	The risk	Our response

Complex tax judgements – SUSE disposal
 	
Refer to page 80 (Audit committee report), page 155 (accounting policy) and page 171 (financial disclosures).
	Accounting treatment:
	The Group has undertaken significant structuring activities in relation to the disposal of SUSE; some of these structuring activities have complex tax implications.
	
	The effect of these complex structuring activities is that, as part of our risk assessment, we determined that the applicability of relevant tax legislation is an area of judgement, which could have a material impact on the tax obligations recognised.
	
	The key judgements were in respect of whether these complex structuring activities attract a certain application of tax legislation, which could impact the tax charge for taxes incurred as a result of the disposal.
		Our procedures included:
		
		– **Our tax expertise:** Using the knowledge and experience of our international and local tax specialists to:
		  – assess the Group's tax positions relating to the key judgements; and
		  – analyse and challenge the judgements arising from structuring activities undertaken by the Group.
		– **Test of details:** Assessing third-party tax advice received to evaluate the conclusions drawn from the advice where relevant to the significant exposures faced by the Group; and
		– **Assessing transparency:** Assessing the adequacy of the Group's disclosures in respect of tax.
		
		Our results
		As a result of our work, we found the complex tax accounting judgements relating to the SUSE disposal to be acceptable.

Presentation of exceptional items (before tax) ($294 million; 2018: $544 million (exceptional items before tax)) Refer to page 80 (Audit committee report), page 151 (accounting policy) and page 168 (financial disclosures).	**Presentation appropriateness** The Group separately presents exceptional items within the Consolidated statement of comprehensive income and in deriving related Alternative Performance Measures for the period. Adjusted EBITDA excludes exceptional items, and is also the principal measure that determines the annual cash bonus to all members of staff and therefore gives rise to a risk of management bias. The determination of whether certain items should be separately disclosed as an exceptional item requires judgement on its nature and incidence, and its use requires judgement as to whether it provides a better understanding of the Group's underlying trading performance. In the current period this risk is elevated due to the volume of transactions affected by this classification.	Our procedures included: – **Assessing principle:** Evaluating the appropriateness of the Group's accounting policy for identifying exceptional items, by considering this against external regulator guidance and relevant accounting standards; – **Assessing application:** A sample of items presented as exceptional were selected to assess if their presentation was consistent with Group policy and consistent with underlying documentation; and – **Assessing balance:** We assessed the adequacy of the disclosure of the definition and composition of exceptional items (before tax). **Our results** As a result of our work, we found the presentation of exceptional items (before tax) to be acceptable.
Recoverability of amounts owed from Group undertakings to the Parent Company ($4,572 million; 2018: $7,621 million) Refer to page 241 (accounting policy) and page 247 (financial disclosures).	**Low risk, high value:** The carrying amount of the intra-Group debtor balance represents 91% (2018: 95%) of the Parent Company's total assets. Their recoverability is not at a high risk of significant misstatement or subject to significant judgement. However, due to their materiality in the context of the Parent Company financial statements, this is considered to be the area that had the greatest effect on our overall Parent Company audit.	Our procedures included: – **Tests of detail:** Assessing a sample of the highest value Group debtors representing 99.6% (2018: 100.0%) of the total Group debtors balance to identify, with reference to the relevant debtors' draft balance sheets, whether they have positive net asset values and therefore coverage of the debt owed, as well as assessing whether those debtor companies have historically been profit-making. **Our results** We found the Group's assessment of the recoverability of the amounts owed by Group undertakings to be acceptable.

3 Our application of materiality and an overview of the scope of our audit

Materiality for the Group financial statements as a whole was set at $21.75m (2018: $23.50m), determined with reference to a benchmark of total revenue from continuing operations of which it represents 0.65% (2018: 0.5%). We consider total revenue from continuing operations to be the most appropriate benchmark as it provides a more stable measure year on year than Group profit before tax.

3 Our application of materiality and an overview of the scope of our audit continued
Materiality for the Parent Company financial statements as a whole was set at $18.5m (2018: $19.5m), determined with reference to a benchmark of total assets, of which it represents 0.37% (2018: 0.28%).

We agreed to report to the Audit committee any corrected or uncorrected identified misstatements exceeding $1.1m (2018: $1.2m), in addition to other identified misstatements that warranted reporting on qualitative grounds.

Of the Group's 336 (2018: 335) reporting components, we subjected 16 (2018: 17) to full scope audits for Group purposes and none to specified risk-focused audit procedures in respect of revenue and related account balances (2018: one).

The components within the scope of our work accounted for the percentages illustrated below.

- Total revenue from continuing operations – 78% (2018: 79%)
- Total profit before tax from continuing operations – 75% (2018: 74%)
- Total assets – 97% (2018: 82%)

The Group team instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back. The Group team approved the component materialities, which ranged from $14.0m to $1.9m (2018: $14.0m to $1.8m), having regard to the mix of size and risk profile of the Group across the components.

The work on 15 of the 17 (2018: 15 of the 18) components was performed by component auditors and the rest, including the audit of the Parent Company, was performed by the Group team.

The Group team visited 16 component locations in the United States, United Kingdom, Ireland, India, Mexico and France (2018: 15 component locations in the United States, United Kingdom, Ireland, India, Poland, Netherlands, Mexico and France), to assess the audit risk and strategy. During these visits and meetings, the findings reported to the Group team were discussed in more detail, and any further work required by the Group team was then performed by the component auditor.

4 We have nothing to report on going concern
The directors have prepared the financial statements on the going concern basis as they do not intend to liquidate the Company or the Group or to cease their operations, and as they have concluded that the Company's and the Group's financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over their ability to continue as a going concern for at least a year from the date of approval of the financial statements ("the going concern period").

Our responsibility is to conclude on the appropriateness of the directors' conclusions and, had there been a material uncertainty related to going concern, to make reference to that in this audit report. However, as we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the absence of reference to a material uncertainty in this auditor's report is not a guarantee that the Group and the Company will continue in operation.

In our evaluation of the directors' conclusions, we considered the inherent risks to the Group's and Company's business model and analysed how those risks might affect the Group's and Company's financial resources or ability to continue operations over the going concern period. The risks that we considered most likely to adversely affect the Group's and Company's available financial resources over this period were:

- The achievement of budget licence and maintenance revenue in FY20;
- Achievement of operational efficiencies; and
- The achievement of Adjusted EBITDA growth.

As these were risks that could potentially cast significant doubt on the Group's and the Company's ability to continue as a going concern, we considered sensitivities over the level of available financial resources indicated by the Group's financial forecasts taking account of reasonably possible (but not unrealistic) adverse effects that could arise from these risks individually and collectively and evaluated the achievability of the actions the directors consider they would take to improve the position should the risks materialise. We also considered less predictable but realistic second order impacts, such as the impact of Brexit and the erosion of customer or supplier confidence, which could result in a rapid reduction of available financial resources.

Based on this work, we are required to report to you if:

- we have anything material to add or draw attention to in relation to the directors' statement on page 147 to the financial statements on the use of the going concern basis of accounting with no material uncertainties that may cast significant doubt over the Group and Company's use of that basis for a period of at least 12 months from the date of approval of the financial statements; or
- the related statement under the Listing Rules set out on page 121 is materially inconsistent with our audit knowledge.

We have nothing to report in these respects, and we did not identify going concern as a key audit matter.

5 We have nothing to report on the other information in the Annual Report
The directors are responsible for the other information presented in the Annual Report together with the financial statements. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.

Strategic report and Directors' report
Based solely on our work on the other information:

- we have not identified material misstatements in the Strategic report and the Directors' report;
- in our opinion the information given in those reports for the financial year is consistent with the financial statements; and
- in our opinion those reports have been prepared in accordance with the Companies Act 2006.

Directors' Remuneration report
In our opinion the part of the Directors' Remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

Disclosures of principal risks and longer-term viability
Based on the knowledge we acquired during our financial statements audit, we have nothing material to add or draw attention to in relation to:

- the directors' confirmation within the viability statement on page 43 that they have carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency and liquidity;
- the principal risks disclosures describing these risks and explaining how they are being managed and mitigated; and
- the directors' explanation in the viability statement of how they have assessed the prospects of the Group, over what period they have done so and why they considered that period to be appropriate, and their statement as to whether they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Under the Listing Rules we are required to review the viability statement. We have nothing to report in this respect.

Our work is limited to assessing these matters in the context of only the knowledge acquired during our financial statements audit. As we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the absence of anything to report on these statements is not a guarantee as to the Group's and Company's longer-term viability.

Corporate governance disclosures
We are required to report to you if:

- we have identified material inconsistencies between the knowledge we acquired during our financial statements audit and the directors' statement that they consider that the annual report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model and strategy; or
- the section of the Annual Report describing the work of the Audit committee does not appropriately address matters communicated by us to the Audit committee.

We are required to report to you if the corporate governance statement does not properly disclose a departure from the eleven provisions of the UK Corporate Governance Code specified by the Listing Rules for our review.

We have nothing to report in these respects.

6 We have nothing to report on the other matters on which we are required to report by exception
Under the Companies Act 2006, we are required to report to you if, in our opinion:

- adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
- the Parent Company financial statements and the part of the Directors' Remuneration report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

We have nothing to report in these respects.

7 Respective responsibilities

Directors' responsibilities

As explained more fully in their statement set out on page 122, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or other irregularities (see below), or error, and to issue our opinion in an auditor's report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud, other irregularities or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

A fuller description of our responsibilities is provided on the FRC's website at www.frc.org.uk/auditorsresponsibilities.

Irregularities – ability to detect

We identified areas of laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general commercial and sector experience and through discussion with the directors and other management (as required by auditing standards), and discussed with the directors and other management the policies and procedures regarding compliance with laws and regulations. We communicated identified laws and regulations throughout our team and remained alert to any indications of non-compliance throughout the audit. This included communication from the Group to component audit teams of relevant laws and regulations identified at Group level.

The potential effect of these laws and regulations on the financial statements varies considerably.

Firstly, the Group is subject to laws and regulations that directly affect the financial statements including financial reporting legislation (including related companies legislation), distributable profits legislation, and taxation legislation and we assessed the extent of compliance with these laws and regulations as part of our procedures on the related financial statement items.

Secondly, the Group is subject to many other laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the financial statements, for instance through the imposition of fines or litigation. We identified the following areas as those most likely to have such an effect: anti-bribery and corruption, including the UK Bribery Act 2010 and the US Foreign Corrupt Practices Act 1977 (as amended) recognising the nature of the Group's activities. Auditing standards limit the required audit procedures to identify non-compliance with these laws and regulations to enquiry of the directors and other management and inspection of regulatory and legal correspondence, if any.

Owing to the inherent limitations of an audit, there is an unavoidable risk that we may not have detected some material misstatements in the financial statements, even though we have properly planned and performed our audit in accordance with auditing standards. For example, the further removed non-compliance with laws and regulations (irregularities) is from the events and transactions reflected in the financial statements, the less likely the inherently limited procedures required by auditing standards would identify it. In addition, as with any audit, there remained a higher risk of non-detection of irregularities, as these may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. We are not responsible for preventing non-compliance and cannot be expected to detect non-compliance with all laws and regulations.

8 The purpose of our audit work and to whom we owe our responsibilities

This report is made solely to the Company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and the terms of our engagement by the Company. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report, and the further matters we are required to state to them in accordance with the terms agreed with the Company, and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Tudor Aw (Senior Statutory Auditor)
for and on behalf of KPMG LLP, Statutory Auditor
Chartered Accountants
15 Canada Square, Canary Wharf, London E14 5GL

3 February 2020

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the 12 months ended 31 October 2019

Continuing operations	Note	12 months ended 31 October 2019 Before exceptional items $m	12 months ended 31 October 2019 Exceptional items (note 4) $m	12 months ended 31 October 2019 Total $m	18 months ended 31 October 2018[1] Before exceptional items $m	18 months ended 31 October 2018[1] Exceptional items (note 4) $m	18 months ended 31 October 2018[1] Total $m
Revenue	1,2	**3,348.4**	**–**	**3,348.4**	4,754.4	–	4,754.4
Cost of sales		**(777.3)**	**(12.6)**	**(789.9)**	(1,237.3)	(65.4)	(1,302.7)
Gross profit		**2,571.1**	**(12.6)**	**2,558.5**	3,517.1	(65.4)	3,451.7
Selling and distribution expenses		**(1,216.4)**	**(8.4)**	**(1,224.8)**	(1,725.0)	(39.2)	(1,764.2)
Research and development expenses		**(491.7)**	**0.5**	**(491.2)**	(663.4)	(17.4)	(680.8)
Administrative expenses		**(347.1)**	**(273.7)**	**(620.8)**	(213.7)	(416.2)	(629.9)
Operating profit		**515.9**	**(294.2)**	**221.7**	915.0	(538.2)	376.8
Finance costs	6	**(282.4)**	**–**	**(282.4)**	(344.0)	(6.4)	(350.4)
Finance income	6	**26.6**	**–**	**26.6**	7.1	0.6	7.7
Net finance costs	6	**(255.8)**	**–**	**(255.8)**	(336.9)	(5.8)	(342.7)
(Loss)/profit before tax		**260.1**	**(294.2)**	**(34.1)**	578.1	(544.0)	34.1
Taxation	7	**(38.3)**	**54.3**	**16.0**	(125.1)	798.2	673.1
(Loss)/profit from continuing operations		**221.8**	**(239.9)**	**(18.1)**	453.0	254.2	707.2
Profit from discontinued operation (attributable to equity shareholders of the Company)	37	**28.7**	**1,458.5**	**1,487.2**	76.9	–	76.9
Profit for the period		**250.5**	**1,218.6**	**1,469.1**	529.9	254.2	784.1
Attributable to:							
Equity shareholders of the Company		**250.2**	**1,218.6**	**1,468.8**	529.8	254.2	784.0
Non-controlling interests		**0.3**	**–**	**0.3**	0.1	–	0.1
Profit for the period		**250.5**	**1,218.6**	**1,469.1**	529.9	254.2	784.1

1 The comparatives for the 18 months ended 31 October 2018 have been revised to reclassify certain costs from administrative expenses to cost of sales, selling and distribution expenses and research and development expenses as described in the Basis of preparation of the Significant Accounting policies section.

The accompanying notes form part of the financial statements.

	Note	12 months ended 31 October 2019 Before exceptional items $m	Exceptional items (note 4) $m	Total $m	18 months ended 31 October 2018 Before exceptional items $m	Exceptional items (note 4) $m	Total $m
Profit for the period		250.5	1,218.6	1,469.1	529.9	254.2	784.1
Other comprehensive (expense)/income for the period:							
Items that will not be reclassified to profit or loss							
Continuing operations:							
Actuarial loss on pension schemes liabilities	25	(26.2)	–	(26.2)	(8.9)	–	(8.9)
Actuarial gain/(loss) on non-plan pension assets	25	0.3	–	0.3	(5.3)	–	(5.3)
Deferred tax movement		13.0	–	13.0	3.8	–	3.8
Discontinued operation:							
Actuarial gain/(loss) on pension schemes liabilities	25	0.1	–	0.1	(1.5)	–	(1.5)
Actuarial gain/(loss) on non-plan pension assets	25	0.1	–	0.1	(0.5)	–	(0.5)
Deferred tax movement		–	–	–	0.5	–	0.5
Currency translation differences – discontinued operation recycled to profit and loss in the period		–	(1.5)	(1.5)	–	–	–
Items that may be subsequently reclassified to profit or loss							
Cash flow hedge movements	31	(122.9)	–	(122.9)	86.4	–	86.4
Current tax movement	31	23.3	–	23.3	(16.4)	–	(16.4)
Deferred tax movement		14.0	–	14.0	–	–	–
Currency translation differences – continuing operations	10	(206.2)	–	(206.2)	(29.5)	–	(29.5)
Currency translation differences – discontinued operation		–	–	–	0.7	–	0.7
Other comprehensive (expense)/income for the period		(304.5)	(1.5)	(306.0)	29.3	–	29.3
Total comprehensive income for the period		(54.0)	1,217.1	1,163.1	559.2	254.2	813.4
Attributable to:							
Equity shareholders of the Company		(54.3)	1,217.1	1,162.8	559.1	254.2	813.3
Non-controlling interests		0.3	–	0.3	0.1	–	0.1
Total comprehensive income for the period		(54.0)	1,217.1	1,163.1	559.2	254.2	813.4
Total comprehensive income attributable to the equity shareholders of the Company arises from:							
Continuing operations		(82.9)	(239.9)	(322.8)	483.1	254.2	737.3
Discontinued operation		28.9	1,457.0	1,485.9	76.1	–	76.1
		(54.0)	1,217.1	1,163.1	559.2	254.2	813.4
Earnings per share (cents)							
From continuing and discontinued operations				cents			cents
– basic	9			388.50			201.70
– diluted	9			384.35			196.17
From continuing operations							
– basic	9			(4.87)			181.91
– diluted	9			(4.87)			176.92
Earnings per share (pence)							
From continuing and discontinued operations				pence			pence
– basic	9			305.07			151.61
– diluted	9			301.81			147.45
From continuing operations							
– basic	9			(3.82)			136.73
– diluted	9			(3.82)			132.98

The accompanying notes form part of the financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 October 2019

	Note	31 October 2019 $m	31 October 2018 $m
Non-current assets			
Goodwill	10	**6,671.3**	6,805.0
Other intangible assets	11	**5,942.3**	6,629.3
Property, plant and equipment	12	**140.5**	144.3
Derivative asset	27	**–**	86.4
Long-term pension assets	25	**17.1**	16.7
Contract-related costs	17	**31.5**	–
Other non-current assets	14	**44.0**	38.8
		12,846.7	13,720.5
Current assets			
Inventories	15	**0.1**	0.2
Trade and other receivables	16	**1,032.9**	1,272.0
Contract-related costs	17	**19.3**	–
Current tax receivables	22	**40.1**	24.5
Cash and cash equivalents	18	**355.7**	620.9
		1,448.1	1,917.6
Current assets classified as held for sale	37	**–**	1,142.5
Total current assets		**1,448.1**	3,060.1
Total assets		**14,294.8**	16,780.6
Current liabilities			
Trade and other payables	19	**611.0**	676.9
Borrowings	20	**–**	3.7
Finance leases	21	**11.8**	13.6
Provisions	24	**29.3**	57.4
Current tax liabilities	22	**104.0**	124.1
Contract liabilities	23	**1,045.9**	1,134.7
		1,802.0	2,010.4
Current liabilities classified as held for sale	37	**–**	437.7
		1,802.0	2,448.1
Non-current liabilities			
Contract liabilities	23	**149.9**	178.1
Borrowings	20	**4,670.7**	4,842.2
Finance leases	21	**11.7**	14.9
Derivative liability	27	**36.5**	–
Retirement benefit obligations	25	**141.4**	110.4
Provisions	24	**49.1**	35.4
Other non-current liabilities	26	**50.4**	58.0
Current tax liabilities	22	**119.7**	131.0
Deferred tax liabilities	28	**987.1**	1,170.5
		6,216.5	6,540.5
Total liabilities		**8,018.5**	8,988.6
Net assets		**6,276.3**	7,792.0

	Note	31 October 2019 $m	31 October 2018 $m
Capital and reserves			
Share capital	29	**47.2**	65.8
Share premium account	30	**44.0**	41.0
Merger reserve	31	**1,739.8**	3,724.4
Capital redemption reserve	31	**2,485.0**	666.3
Hedging reserve	31	**(29.6)**	70.0
Retained earnings		**2,250.7**	3,275.2
Foreign currency translation reserve		**(262.1)**	(51.7)
Total equity attributable to owners of the parent		**6,275.0**	7,791.0
Non-controlling interests	32	**1.3**	1.0
Total equity		**6,276.3**	7,792.0

The accompanying notes form part of the financial statements.

The consolidated financial statements on pages 140 to 234 and accompanying notes were approved by the board of directors on 3 February 2020 and were signed on its behalf by:

Stephen Murdoch
Chief Executive Officer

Brian McArthur-Muscroft
Chief Financial Officer

Registered number: 5134647

18 months ended 31 October 2018

	Note	Share capital $m	Share premium account $m	Retained earnings $m	Foreign currency translation reserve $m	Capital redemption reserves $m	Hedging reserve $m	Merger reserve $m	Total equity attributable to owners of the parent $m	Non-controlling interests $m	Total equity $m
Balance as at 30 April 2017		39.7	192.1	902.2	(22.9)	163.4	–	338.1	1,612.6	0.9	1,613.5
Profit for the financial period		–	–	784.0	–	–	–	–	784.0	0.1	784.1
Other comprehensive income for the period		–	–	(11.9)	(28.8)	–	70.0	–	29.3	–	29.3
Total comprehensive income/(expense) for the period		–	–	772.1	(28.8)	–	70.0	–	813.3	0.1	813.4
Transactions with owners:											
Dividends	8	–	–	(542.2)	–	–	–	–	(542.2)	–	(542.2)
Share options:											
Issue of share capital – share options	29,30	0.2	5.6	–	–	–	–	–	5.8	–	5.8
Share-based payment charge		–	–	78.6	–	–	–	–	78.6	–	78.6
Current tax on share options	7	–	–	4.1	–	–	–	–	4.1	–	4.1
Deferred tax on share options	7	–	–	(23.7)	–	–	–	–	(23.7)	–	(23.7)
Acquisitions:											
Shares issued to acquire the HPE Software business	29	28.8	–	–	–			6,485.4	6,514.2	–	6,514.2
Share reorganisation and buy-back:											
Return of Value – share consolidation	29,31	(2.9)	–	–	–	2.9	–	–	–	–	–
Issue and redemption of B shares	30,31	–	(156.7)	(500.0)	–	500.0	–	(343.3)	(500.0)	–	(500.0)
Share buy-back	29	–	–	(171.7)	–	–	–	–	(171.7)	–	(171.7)
Reallocation of merger reserve	31	–	–	2,755.8	–	–	–	(2,755.8)	–	–	–
Total movements for the period		26.1	(151.1)	2,373.0	(28.8)	502.9	70.0	3,386.3	6,178.4	0.1	6,178.5
Balance as at 31 October 2018		65.8	41.0	3,275.2	(51.7)	666.3	70.0	3,724.4	7,791.0	1.0	7,792.0

12 months ended 31 October 2019

	Note	Share capital \$m	Share premium account \$m	Retained earnings \$m	Foreign currency translation reserve \$m	Capital redemption reserves \$m	Hedging reserve \$m	Merger reserve \$m	Total equity attributable to owners of the parent \$m	Non-controlling interests \$m	Total equity \$m
Balance as at 1 November 2018		65.8	41.0	3,275.2	(51.7)	666.3	70.0	3,724.4	7,791.0	1.0	7,792.0
Impact of adoption of IFRS 15		–	–	52.4	–	–	–	–	52.4	–	52.4
Impact of adoption of IFRS 9		–	–	(15.6)	–	–	–	–	(15.6)	–	(15.6)
Revised balance at 1 November 2018		65.8	41.0	3,312.0	(51.7)	666.3	70.0	3,724.4	7,827.8	1.0	7,828.8
Profit for the financial period		–	–	1,468.8	–	–	–	–	1,468.8	0.3	1,469.1
Other comprehensive income/(expense) for the period[1]		–	–	4.0	(210.4)	–	(99.6)	–	(306.0)	–	(306.0)
Total comprehensive income/(expense) for the period		–	–	1,472.8	(210.4)	–	(99.6)	–	1,162.8	0.3	1,163.1
Transactions with owners:											
Dividends	8	–	–	(439.2)	–	–	–	–	(439.2)	–	(439.2)
Share options:											
Issue of share capital – share options	29,30	0.1	3.0	(3.8)	–	–	–	–	(0.7)	–	(0.7)
Share-based payment charge		–	–	64.5	–	–	–	–	64.5	–	64.5
Current tax on share options	7	–	–	13.1	–	–	–	–	13.1	–	13.1
Deferred tax on share options	7	–	–	(7.6)	–	–	–	–	(7.6)	–	(7.6)
Share reorganisation and buy-back:											
Return of Value – share consolidation	29,31	(18.7)	–	–	–	18.7	–	–	–	–	–
Expenses relating to Return of Value	29	–	–	(1.0)	–	–	–	–	(1.0)	–	(1.0)
Issue and redemption of B shares	31	–	–	(1,800.0)	–	1,800.0	–	(1,800.0)	(1,800.0)	–	(1,800.0)
Share buy-back	29	–	–	(544.7)	–	–	–	–	(544.7)	–	(544.7)
Reallocation of merger reserve	31	–	–	184.6	–	–	–	(184.6)	–	–	–
Total movements for the period		(18.6)	3.0	(1,061.3)	(210.4)	1,818.7	(99.6)	(1,984.6)	(1,552.8)	0.3	(1,552.5)
Balance as at 31 October 2019		**47.2**	**44.0**	**2,250.7**	**(262.1)**	**2,485.0**	**(29.6)**	**1,739.8**	**6,275.0**	**1.3**	**6,276.3**

The accompanying notes form part of the financial statements.

1 \$21.6m of foreign exchange movements arising on the re-denomination of intangible assets (note 11) have been recognised as "currency translation differences – continuing operations" and \$1.5m of currency translation differences are recorded in retained earnings at 31 October 2019, net of \$4.9m of deferred tax.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the 12 months ended 31 October 2019

	Note	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Cash flows from operating activities			
Cash generated from operations	39	**1,056.3**	1,424.3
Interest paid		**(227.1)**	(301.8)
Bank loan costs		**–**	(101.2)
Tax paid		**(167.4)**	(99.5)
Net cash generated from operating activities		**661.8**	921.8
Cash flows from investing activities			
Payments for intangible assets[1]	11	**(29.3)**	(92.1)
Purchase of property, plant and equipment[1]	12	**(56.3)**	(40.1)
Finance leases[2]	21	**–**	(0.7)
Interest received		**26.6**	9.2
Payment for acquisition of business	38	**(89.0)**	(19.2)
Net cash acquired with acquisitions	38	**1.2**	321.7
Investing cash flows generated from disposals	37	**20.0**	–
Investing cash flows generated from discontinued operation, net of cash disposed	37	**2,473.5**	–
Tax paid on divestiture gain		**(264.6)**	–
Net cash from investing activities		**2,082.1**	178.8
Cash flows used in financing activities			
Investment in non-controlling interest	32	**–**	(0.1)
Proceeds from issue of ordinary share capital	29,30	**3.1**	5.8
Purchase of treasury shares and related expenses	29	**(544.7)**	(171.7)
Return of Value paid to shareholders	29,31	**(1,800.0)**	(500.0)
Expenses relating to Return of Value	29	**(1.0)**	–
Repayment of working capital in respect of the HPE Software business acquisition	38	**–**	(225.8)
Finance leases[2]	21	**(12.9)**	–
Repayment of bank borrowings	20	**(212.6)**	(252.9)
Proceeds from bank borrowings	20	**–**	1,043.8
Dividends paid to owners	8	**(439.2)**	(542.2)
Net cash used in financing activities		**(3,007.3)**	(643.1)
Effects of exchange rate changes		**(1.8)**	15.3
Net (decrease)/increase in cash and cash equivalents		**(265.2)**	472.8
Cash and cash equivalents at beginning of period		**620.9**	151.0
	18	**355.7**	623.8
Reclassification to current assets classified as held for sale	37	**–**	(2.9)
Cash and cash equivalents at end of period	18	**355.7**	620.9

The accompanying notes form part of these financial statements.

1 The principal non-cash transactions in the 12 months ended 31 October 2019 were property, plant and equipment finance lease additions of $9.0m (note 12). The principal non-cash transactions in the 18 months ended 31 October 2018 were the issuance of shares as purchase consideration for the HPE Software business acquisition (note 38) and property, plant and equipment finance lease additions of $12.0m (note 12).
2 Cash outflows in relation to repayments of finance lease liabilities have been reclassified as a financing activity in the current year as repayments relating to all leases will be presented as financing activities in future periods following the adoption of IFRS 16. The comparative continues to be shown as an investing activity.

General information
Micro Focus International plc ("Company") is a public limited company incorporated and domiciled in the UK. The address of its registered office is: The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK. Micro Focus International plc and its subsidiaries (together "Group") provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at 31 October 2019, the Group had a presence in 48 countries (31 October 2018: 49) worldwide and employed approximately 12,100 people (31 October 2018: 14,800, including 1,200 SUSE employees).

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

In the prior period, the Company changed its financial year-end from 30 April to 31 October and reported 18-month financial statements running from 1 May 2017 to 31 October 2018.

The Group's Consolidated financial statements were authorised for issuance by the board of directors on 3 February 2020.

I Significant Accounting policies
A Basis of preparation
The Consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and in conformity with IFRS as adopted by the European Union (collectively "IFRS").

The Consolidated financial statements have been prepared on a going concern basis under the historical cost convention. These financial statements have been prepared for a 12-month period as compared with a prior 18-month reporting period and therefore are not entirely comparable.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed below in II, "Critical accounting estimates, assumptions and judgements".

The principal accounting policies adopted by the Group in the preparation of the Consolidated financial statements are set out below.

The accounting policies adopted are consistent with those of the Annual Report and Accounts for the 18 months ended 31 October 2018 apart from standards, amendments to or interpretations of published standards adopted during the period and the revision in the period to allocate goodwill and purchased intangible assets into functional currencies of the underlying foreign operations and then retranslate goodwill and purchased intangible assets at closing rates, as set out in Accounting Policy J(b) "Foreign currency translation – transactions and balances", and which has been recorded in the 12 months ended 31 October 2019 (note 11).

Going concern
The directors, having made enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and therefore it is appropriate to maintain the going concern basis in preparing these financial statements.

Consolidated statement of comprehensive income – prior period revision
In the prior period, certain costs were incorrectly presented as administrative expenses ($159.0m) and should have been classified as $43.4m in cost of sales, $94.2m in selling and distribution expenses and $21.4m in research and development expenses. Management have therefore decided to correct the presentation and record these immaterial adjustments to revise the Consolidated statement of comprehensive income for the 18 months ended 31 October 2018. The impact of the revision is to reduce administrative expenses by $159.0m, increase cost of sales by $43.4m, increase selling and distribution expenses by $94.2m and increase research and development expenses by $21.4m as compared with previously reported amounts. The revision has no impact on the operating profit, profit for the period, assets and liabilities or cash flows for the 18 months ended 31 October 2018.

B Consolidation
The financial statements of the Group comprise the financial statements of the Company and entities controlled by the Company, its subsidiaries and the Group's share of its interests in associates prepared at the Consolidated statement of financial position date.

Subsidiaries
Subsidiaries are entities controlled by the Group. The Group has control over an entity where the Group is exposed to, or has rights to, variable returns from its involvement within the entity and it has the power over the entity to effect those returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing control. Control is presumed to exist when the Group owns more than half of the voting rights (which does not always equal percentage ownership) unless it can be demonstrated that ownership does not constitute control. The results of subsidiaries are consolidated from the date on which control passes to the Group. The results of disposed subsidiaries are consolidated up to the date on which control passes from the Group.

I Significant Accounting policies continued
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, with costs directly attributable to the acquisition being expensed. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill.

Where new information is obtained within the "measurement period" (defined as the earlier of the period until which the Group receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable, or one year from the acquisition date) about facts and circumstances that existed as at the acquisition date and, if known, would have affected the measurement of the amounts recognised as of that date, the Group recognises these adjustments to the acquisition balance sheet with an equivalent offsetting adjustment to goodwill. Where new information is obtained after this measurement period has closed, this is reflected in the post-acquisition period.

For partly owned subsidiaries, the allocation of net assets and net earnings to outside shareholders is shown in the line "Attributable to non-controlling interests" on the face of the Consolidated statement of comprehensive income and the Consolidated statement of financial position.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

At 31 October 2019, the Group had an 84.24% (31 October 2018: 81.05%) interest in Novell Japan Ltd which gives rise to the minority interest reported in these financial statements (note 32).

C Assets held for sale and discontinued operations
A current asset (or disposal group) is classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use. A current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations are shown as a single amount on the face of the Consolidated statement of comprehensive income comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation. The Consolidated statement of cash flows has been presented including the discontinued operations.

D Revenue recognition
On 1 November 2018, the Group adopted IFRS 15 using the modified retrospective approach which means that the cumulative impact of the adoption was recognised in retained earnings as of 1 November 2018 and that comparatives are not restated. IFRS 15 replaces guidance in IAS 18 and IAS 11. The accounting policies applied under IAS 18 and IAS 11 in the comparative period are presented below under the heading 'Revenue recognition policy in the prior period'. This standard establishes a new principle-based model of recognising revenue from customer contracts. It introduces a five-step model that requires revenue to be recognised when control over goods and services are transferred to the customer. Additionally, there is a requirement in the new standard to capitalise certain incremental contract costs. The guidance also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group follows the five-step model and recognises revenue on transfer of control of promised goods or services to customers in an amount that reflects the consideration, which the Group expects to be entitled in exchange for those goods, or services. Customer contracts can include combinations of goods and services, which are generally capable of being distinct and accounted for as separate performance obligations.

Revenue is allocated to the various performance obligations on a relative stand-alone selling price ("SSP") basis.

On an on-going basis, the Group utilises available data points based on relevant historical transactions, to establish the observable stand-alone selling prices to be used in allocating transaction consideration. For observable stand-alone sales a reasonable range of prices will be determined to represent the stand-alone selling price of that performance obligation. Given the highly variable selling price of licenses, the Group has not established SSP for licenses. When SSP is established for the undelivered performance obligations (typically maintenance and professional services), the residual approach is used to allocate the transaction price to the delivered licenses.

I Significant Accounting policies continued

For performance obligations where observable stand-alone sales are not available, SSP will be estimated using the following methods in the order set out below:

- Market price
- Expected cost plus a margin
- Residual approach

The Group recognises revenues from sales of software Licences (including Intellectual Property and Patent rights) to end-users, resellers and Independent Software Vendors ("ISV"), software maintenance, subscription, Software as a Service ("SaaS"), technical support, training and professional services. ISV revenue includes fees based on end usage of ISV applications that have our software embedded in their applications.

Software licence revenue is the sale of right to use the software on customer premises and is recognised at a point in time when the software is made available to the customer and/or reseller (i.e. when control of the asset is transferred). The Group enters into licence verification arrangements, for customers who are not in compliance with their contractual licence and/or maintenance terms, by agreeing a one-off settlement fee. If the performance obligation can be identified in the contract, revenue is allocated to each performance obligation, otherwise the Group policy is to recognise it as licence revenue. The allocation of revenue does not impact the timing of revenue recognition in these deals, given the performance obligation(s) have already been fulfilled, but will impact the presentation of revenue recognised during the period (as licence or licence and maintenance).

For Subscriptions and SaaS arrangements where customers access the functionality of a hosted software over the contract period without taking possession of the software, and performance obligations are provided evenly over a defined term, the Group recognises revenue over the period in which the Subscriptions are provided as the service is delivered, generally on a straight-line basis.

In SaaS arrangements where the customer has the contractual right to take possession of the software at any time during the contractual period without significant penalty and the customer can operate, or contract with another vendor to operate the software, the Group evaluates whether the arrangement includes the sale of a software licence. In SaaS arrangements where software licences are sold, licence revenue is generally recognised at a point in time when control of the software is transferred to the customer.

Maintenance revenue is recognised on a straight-line basis over the term of the contract, which in most cases is one year.

For time and material-based professional services contracts, the Group recognises revenue as services are rendered. The Group recognises revenue from fixed-price professional services contracts as work progresses over the contract period on a percentage of completion basis, as determined by the percentage of labour costs incurred to date compared to the total estimated labour costs of a contract. Estimates of total project costs for fixed-price contracts are regularly reassessed during the life of a contract. Service costs are expensed as incurred; amounts collected prior to satisfying the above conditions are shown as contract liability and included in deferred income.

Rebates paid to resellers as part of a contracted programme are accounted for as a reduction of the transaction price and netted against revenue where the rebate paid is based on the achievement of sales targets made by the partner. If the Group receives an identifiable good or service from the reseller that is separable from the sales transaction and for which fair value can be reasonably estimated, the Group accounts for the purchase of the good or service in the same way that it accounts for other purchases from suppliers.

Revenue recognition policy in the prior period

The Group recognised revenues from sales of software Licences (including Intellectual Property and Patent rights), to end-users, resellers and Independent Software Vendors ("ISV"), software maintenance, subscription, Software as a Service ("SaaS"), technical support, training and professional services, upon firm evidence of an arrangement, delivery of the software and determination that collection of a fixed or determinable fee is reasonably assured. ISV revenue included fees based on end usage of ISV applications that have our software embedded in their applications. When the fees for software upgrades and enhancements, maintenance, consulting and training were bundled with the Licence fee, they were unbundled using the Group's objective evidence of the fair value of the elements represented by the Group's customary pricing for each element in separate transactions. If evidence of fair value existed for all undelivered elements and there was no such evidence of fair value established for delivered elements, revenue was first allocated to the elements where fair value has been established and the residual amount was allocated to the delivered elements. If evidence of fair value for any undelivered element of the arrangement did not exist, all revenue from the arrangement was deferred until such time that there was evidence of delivery.

If the arrangement included acceptance criteria, revenue was not recognised until the Group could objectively demonstrate that the acceptance criteria have been met, or the acceptance period lapses, whichever was earlier.

I Significant Accounting policies continued

The Group recognised Licence revenue derived from sales to resellers upon delivery to resellers, provided that all other revenue recognition criteria was met; otherwise revenue was deferred and recognised upon delivery of the product to the end-user. Where the Group sold access to a Licence for a specified period of time and collection of a fixed or determinable fee was reasonably assured, Licence revenue was recognised upon delivery, except in instances where future substantive upgrades or similar performance obligations were committed to. Where future performance obligations were specified in the Licence agreement, and fair value could be attributed to those upgrades, revenue for the future performance obligations was deferred and recognised on the basis of the fair value of the upgrades in relation to the total estimated sales value of all items covered by the Licence agreement. Where the future performance obligations were unspecified in the Licence agreement, revenue was deferred and recognised rateably over the specified period.

For Subscription revenue where access and performance obligations were provided evenly over a defined term, the revenue was deferred and recognised rateably over the specified period.

The Group recognised revenue for SaaS arrangements as the service was delivered, generally on a straight-line basis, over the contractual period of performance. In SaaS arrangements, the Group considered the rights provided to the customer (e.g. whether the customer has the contractual right to take possession of the software at any time during the contractual period without significant penalty, and the feasibility of the customer to operate or contract with another vendor to operate the software) in determining whether the arrangement included the sale of a software licence. In SaaS arrangements where software licences were sold, licence revenue was generally recognised according to whether perpetual or term licences are sold, when all other revenue recognition criteria was satisfied.

Maintenance revenue was recognised on a straight-line basis over the term of the contract, which in most cases was one year.

For time and material-based professional services contracts, the Group recognised revenue as services are rendered and recognised costs as they were incurred. The Group recognised revenue from fixed-price professional services contracts as work progressed over the contract period on a proportional performance basis, as determined by the percentage of labour costs incurred to date compared to the total estimated labour costs of a contract. Estimates of total project costs for fixed-price contracts were regularly reassessed during the life of a contract. Amounts collected prior to satisfying the above revenue recognition criteria were included in deferred income.

Rebates paid to partners as part of a contracted programme were netted against revenue where the rebate paid was based on the achievement of sales targets made by the partner, unless the Company received an identifiable good or service from the partner that was separable from the sales transaction and for which the Group could reasonably estimate fair value.

E Contract-related costs

The Group capitalises the costs of obtaining a customer contract when they are incremental and, if expected to be recovered, they are amortised over the customer life or pattern of revenue for the related contract.

Normally sales commissions paid for customer contract renewals are not commensurate with the commissions paid for new contracts. It follows that the commissions paid for new contracts also relate to expected future renewals of these contracts. Accordingly, the Group amortises sales commissions paid for new customer contracts on a straight-line basis over the expected customer life, based on expected renewal frequency. The current average customer life is five years. If the expected amortisation period is one year or less the costs are expensed when incurred.

Amortisation of the capitalised costs of obtaining customer contracts is classified as sales and marketing expense. Capitalised costs from customer contracts are classified as non-financial assets in our statement of financial position.

F Cost of sales

Cost of sales includes costs related to the amortisation of product development costs, amortisation of acquired technology intangibles, costs of the consulting business and helpline support and royalties payable to third parties.

G Segment reporting

In accordance with IFRS 8, "Operating Segments", the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker ("CODM"), defined as the Operating Committee. The segmental reporting is consistent with those used in internal management reporting and the measure used by the Operating Committee is the Adjusted EBITDA as set out in note 1.

I Significant Accounting policies continued

H Exceptional items

Exceptional items are those significant items, which are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group's financial performance. In setting the policy for exceptional items, judgement is required to determine what the Group defines as "exceptional". The Group considers an item to be exceptional in nature if it is material, non-recurring or does not reflect the underlying performance of the business. Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs, for example restructuring costs related to employees are classified where their original employment costs are recorded.

Management of the Group first evaluates Group strategic projects such as acquisitions, divestitures and integration activities, Group restructuring and other one-off events such as restructuring programmes. In determining whether an event or transaction is exceptional, management of the Group considers quantitative and qualitative factors such as its expected size, precedent for similar items and the commercial context for the particular transaction, while ensuring consistent treatment between favourable and unfavourable transactions impacting revenue, income and expense. Examples of transactions which may be considered of an exceptional nature include major restructuring programmes, cost of acquisitions, the cost of integrating acquired businesses or gains on the disposal of discontinued operations.

I Employee benefit costs

a) Pension obligations and long-term pension assets

The Group operates various pension schemes, including both defined contribution and defined benefit pension plans. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement or termination. This is usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the Consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. Certain long-term pension assets do not meet the definition of plan assets as they have not been pledged to the plan and are subject to the creditors of the Group. Such assets are recorded separately in the Consolidated statement of financial position as long-term pension assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to mature approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognised immediately in income.

The current service cost of the defined benefit plan, recognised in the Consolidated statement of comprehensive income in employee benefit expense, except where included in the cost of an asset, reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes, curtailments and settlements.

The net interest cost is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. This cost is included in finance costs in the Consolidated statement of comprehensive income.

Long-term pension assets relate to the reimbursement right under insurance policies held in the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan and are subject to the creditors of the Group. Such reimbursement rights assets are recorded in the Consolidated statement of financial position as long-term pension assets. These contractual arrangements are treated as financial assets measured at fair value through other comprehensive income. Gains and losses on long-term pension assets are charged or credited to equity in other comprehensive income in the period in which they arise.

I Significant Accounting policies continued

b) Share based compensation

The Group operated various equity-settled, share-based compensation plans during the period.

The fair value of the employee services received in exchange for the grant of the shares or options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. Market vesting conditions are taken into account when determining the fair value of the options at grant date. At each Consolidated statement of financial position date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the Consolidated statement of comprehensive income, and a corresponding adjustment to equity over the current reporting period.

The shares are recognised when the options are exercised and the proceeds received allocated between ordinary shares and share premium account. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate for the effects of non-transferability, exercise restrictions and behavioural considerations. The Additional Share Grants have been valued using the Monte-Carlo simulation pricing model.

When the terms of an equity-settled award are modified, the minimum expense recognised is the grant date fair-value of the unmodified award, provided the original terms of the award are met. An additional expense, measured as at the date of modification, is recognised for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

The social security contributions payable in connection with the grant of the share options is considered an integral part of the grant itself, and the charge is treated as a cash-settled transaction.

J Foreign currency translation

a) Functional and presentation currency

The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group's entities are measured in the functional currency of each entity.

b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Consolidated statement of comprehensive income within administrative expenses.

Non-monetary items that are measured in terms of historical costs in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments (including purchased intangible assets) to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

On consolidation, the results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i) Assets and liabilities for each Consolidated statement of financial position presented are translated at the closing rate at the date of that Consolidated statement of financial position;
ii) Income and expenses for each Consolidated statement of comprehensive income item are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
iii) All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to other comprehensive income.

Goodwill arising before 1 May 2004 is treated as an asset of the Company and expressed in the Company's functional currency.

I Significant Accounting policies continued

c) Exchange rates

The most important foreign currencies for the Group are Pounds Sterling, the Euro, Canadian Dollar, Israeli Shekel and Japanese Yen. The exchange rates used are as follows:

	12 months ended 31 October 2019		18 months ended 31 October 2018	
	Average	Closing	Average	Closing
£1 = $	1.27	1.29	1.33	1.27
€1 = $	1.12	1.12	1.18	1.14
C$ = $	0.75	0.76	0.78	0.76
ILS = $	0.28	0.28	0.28	0.27
100 JYP = $	1.10	1.08	0.90	0.92

K Intangible assets

a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group's investment in each area of operation by each primary reporting segment.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is classified as held for sale, the goodwill associated with the held-for-sale operation is measured based on the relative values of the held-for-sale operation and the portion of the cash-generating unit retained.

b) Computer software

Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortised using the straight-line method over their estimated useful lives of three to seven years.

c) Research and development

Research expenditure is recognised as an expense as incurred in the Consolidated statement of comprehensive income in research and development expenses. Costs incurred on product development projects relating to the developing of new computer software programmes and significant enhancement of existing computer software programmes are recognised as intangible assets when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Only direct costs are capitalised which are the software development employee costs and third-party contractor costs. Product development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

Product development costs are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit, typically being three years, and are included in costs of sales in the Consolidated statement of comprehensive income.

d) Intangible assets – arising on business combinations

Other intangible assets that are acquired by the Group as part of a business combination are recognised at their fair value at the date of acquisition, and are subsequently amortised. Amortisation is charged to the Consolidated statement of comprehensive income on a straight-line basis over the estimated useful life of each intangible asset. Intangible assets are amortised from the date they are available for use. The estimated useful lives will vary for each category of asset acquired and to date are as follows:

Purchased software	Term licence agreement based, generally three to seven years
Technology	Three to 12 years
Trade names	Three to 20 years
Customer relationships	Two to 15 years
Lease contracts	Term of the lease agreement

Amortisation of purchased software intangibles is included in administrative expenses, amortisation of purchased technology intangibles is included in cost of sales and amortisation of acquired purchased trade names, customer relationships and lease contracts intangibles are included in selling and distribution costs in the Consolidated statement of comprehensive income.

I Significant Accounting policies continued

L Property, plant and equipment

All property, plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance expenditures are charged to the Consolidated statement of comprehensive income during the financial year in which they are incurred. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

Buildings	30 years
Leasehold improvements	Three to 10 years (not exceeding the remaining lease period)
Fixtures and fittings	Two to seven years
Computer equipment	One to five years

Freehold land is not depreciated. The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each Consolidated statement of financial position date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the Consolidated statement of comprehensive income.

Property held for sale is measured at the lower of its carrying amount or estimated fair value less costs to sell.

M Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows being cash-generating units. Any non-financial assets other than goodwill which have suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Assets that are subject to amortisation and depreciation are also reviewed for any possible impairment at each reporting date.

N Inventories

Inventories are stated at the lower of cost and net realisable value. The cost of finished goods comprises software for resale and packaging materials. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

When work has been performed and the revenue is not yet recognised, the direct costs of third-party contractors and staff will be treated as work in progress where the probability of invoicing and evidence of collectability can be demonstrated.

O Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost less provisions for impairment based upon an expected credit loss methodology. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. A provision of the lifetime expected credit loss is established upon initial recognition of the underlying asset and are calculated using historical account payment profiles along with historical credit losses experienced. The loss allowance is adjusted for forward looking factors specific to the debtor and the economic environment. The amount of the provision is the difference between the asset's carrying amount and the present value of the probability weighted estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the Consolidated statement of comprehensive income.

P Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the Consolidated statement of financial position.

Q Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the Consolidated statement of comprehensive income over the period of borrowing on an effective interest basis.

I Significant Accounting policies continued

R Finance and operating leases

A lease is classified at the inception date as a finance lease or an operating lease. A lease that transfers substantially all the risks and rewards incidental to ownership to the Group is classified as a finance lease.

Finance leases are capitalised at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in finance costs in the Consolidated statement of comprehensive income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognised as an operating expense in the statement of profit or loss on a straight-line basis over the lease term.

Operating sub-lease income is recorded as operating income on a straight-line basis over the sub-lease term.

S Taxation

Current and deferred tax are recognised in the Consolidated statement of comprehensive income, except when the tax relates to items charged or credited directly to equity, in which case the tax is also dealt with directly in equity.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not accounted for. Deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the Consolidated statement of financial position date and are expected to apply when the related deferred income tax asset is realised, or the deferred income tax liability is settled. Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current tax is recognised based on the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the Consolidated statement of financial position date.

T Ordinary shares, share premium and dividend distribution

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Dividend distributions to the Company's shareholders are recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders. Interim dividends are recognised when they are paid.

U Derivative financial instruments and hedge accounting

Financial assets and liabilities are recognised in the Group's Consolidated statement of financial position when the Group becomes a party to the contractual provision of the instrument. Trade receivables are non-interest bearing and are initially recognised at fair value and subsequently measured at amortised cost less provisions for impairment based upon an expected credit loss methodology. Trade payables are non-interest bearing and are stated at their fair value. Derivative financial instruments are only used for economic hedging purposes and not as speculative investments.

The Group uses derivative financial instruments, such as interest rate swaps, to hedge its interest rate risks. Such derivative financial instruments are initially recognised at fair value on the date on which the contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

I Significant Accounting policies continued
IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also amends certain other standards covering financial instruments such as IAS 1 "Presentation of Financial Statements".

IFRS 9 was effective for accounting periods beginning on or after 1 January 2018 and the impact of the adoption by the Group with effect from 1 November 2018 can be seen in Section X "Adoption of new and revised International Financial Reporting Standards".

Hedge accounting is permitted under certain circumstances provided the following criteria are met:

At inception of the hedge, the documentation must include the risk management objective and strategy for undertaking the hedge, identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness. Such hedges are expected to be effective in achieving offsetting changes in cash flows and are assessed on an on-going basis to determine the level of effectiveness.

The measurement of effectiveness determines the accounting treatment. For effective results, changes in the fair value of the hedging instrument should be recognised in other comprehensive income in the hedging reserve, while any material ineffectiveness should be recognised in the statement of comprehensive income. If prospective testing is not satisfactorily completed, all fair value movements on the hedging instrument should be recorded in the Consolidated statement of comprehensive income.

Hedge accounting is ceased prospectively if the instrument expires or is sold, terminated or exercised; the hedge criteria are no longer met; the forecast transaction is no longer expected to occur.

V Provisions
Provisions for onerous leases, property restoration costs, restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as an interest expense.

W Contingent liabilities
Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by uncertain future events or present obligations that arise from past events where the transfer of economic resources is uncertain or cannot be reliability estimated. Contingent liabilities are not recognised in the consolidated financial statements, except if they arise from a business combination; they are disclosed in the notes to the consolidated financial statements unless the likelihood of an outflow of economic resources is remote.

X Adoption of new and revised International Financial Reporting Standards
The accounting policies adopted in these consolidated financial statements are consistent with those of the annual financial statements for the 18 months ended 31 October 2018, with the exception of the following standards, amendments to or interpretations of published standards that are now effective and have been adopted during the period:

- IFRS 15 "Revenue from contracts with customers" established the principles that an entity should apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard was mandatory for annual reporting periods starting from 1 January 2018 onwards. The standard replaced IAS 18 "Revenue" and IAS 11 "Construction contracts" and related interpretations clarifications. Clarifications to IFRS 15 "Revenue from Contracts with Customers" comprised guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation).
- IFRS 9 "Financial instruments". This standard replaces the guidance in IAS 39 and applies to periods beginning on or after 1 January 2018. It includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit loss model that replaces the current incurred loss impairment model.

I Significant Accounting policies continued

- Amendments to IFRS 2, "Share based payments" on clarifying how to account for certain types of share-based payment transactions are effective on periods beginning on or after 1 January 2018. These amendments clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee's tax obligation associated with a share-based payment and pay that amount to the tax authority. This amendment has no material impact on the reported results and financial position.
- Annual improvements 2014–2016 (which includes amendments to IFRS 1 First-time adoption of IFRS, IFRS 12 Disclosure of interests in other entities and IAS 28 Investments in associates and joint ventures) and IFRIC 22 Foreign currency transactions and advance consideration were adopted on 1 November 2018 and had no impact on the reported results and financial position.

Impact of IFRS 15 "Revenue from contracts with customers"

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue and certain incremental contract costs are recognised. IFRS 15 is effective for accounting periods beginning on or after 1 January 2018 and has been adopted by the Group with effect from 1 November 2018. The Group adopted the standard using the modified retrospective approach which means that the cumulative impact of the adoption was recognised in retained earnings as of 1 November 2018 and the comparatives are not restated and continue to be presented in accordance with IAS 18 and IAS 11. The accounting policies applied in the comparative period are presented in Section D "Revenue recognition" above under the heading "Revenue recognition policy in the prior period".

The effect of initially applying this standard is mainly attributed to:

- the earlier recognition of revenue from consideration paid to a customer; and
- later recognition of costs of obtaining customer contracts.

IFRS 15 replaces guidance in IAS 18 and IAS 11. This standard establishes a new principle-based model of recognising revenue from customer contracts. It introduces a five-step model that requires revenue to be recognised when control over goods and services are transferred to the customer. Additionally, there is a requirement in the new standard to capitalise certain incremental contract costs.

Set out below are the three primary areas of difference of the new accounting policy under IFRS 15.

Cost of obtaining customer contracts

The Group has considered the impact of IFRS 15 on the recognition of sales commission costs, which meet the definition of incremental costs of obtaining a contract under IFRS 15. The Group applies a practical expedient to expense the sales commission's costs as incurred where the expected amortisation period is one year or less. An asset is recognised for the sales commissions, which will typically be amortised across the contract length or customer life where the practical expedient cannot be applied. The customer life has been assessed as five years for the Group and six years in the SUSE business, until the date of disposal.

At transition date, the Group has only capitalised commissions paid for uncompleted contracts at 1 November 2018 and has amortised those balances in the year ended 31 October 2019, as compared to capitalising all relevant commissions in future periods. By taking this practical expedient there is a benefit to profit before tax and Adjusted EBITDA in the 12 months ended 31 October 2019 as the capitalisation of commissions is greater than the amortisation and consequently the overall commission costs is reduced under IFRS 15 compared to prior accounting policies where sales commissions were expensed as incurred.

Rebillable expenses

The Group now reports expenses that are recharged to customers, such as travel and accommodation, as Consulting revenue. Under previous accounting policies, these were presented as an offsetting entry within cost of sales.

Consideration payable to a customer

The Group makes payments, including rebates, to customers. The Group accounts for consideration payable to a customer as a reduction of the transaction price and therefore revenue. An adjustment is recorded as the total expected considerations payable over the contract term is accounted for as variable consideration at the outset of the contract and treated as a reduction in the transaction price to be recognised over the life of the contract, previously amounts were treated as revenue reductions when incurred. Where the payment is for a distinct good or service, then the Group accounts for the purchase in the same way as it does for purchases from suppliers in the normal course of business. Certain marketing costs, which were previously presented as an offsetting entry within revenue, are now presented as a Selling and Distribution cost.

Presentation

Under the new IFRS 15 based policies, the Group no longer reports items as deferred revenue and accrued revenue. Instead, we present these as either a contract liability or contract asset. Rights to consideration from customers are only presented as accounts receivable if the rights are unconditional.

I Significant Accounting policies continued

IFRS 9 "Financial Instruments"

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting. IFRS 9 also amends certain other standards covering financial instruments such as IAS 1 "Presentation of Financial Statements".

IFRS 9 is effective for accounting periods beginning on or after 1 January 2018 and has been adopted by the Group with effect from 1 November 2018.

The classification and measurement basis for the Group's financial assets is largely unchanged by the adoption of IFRS 9.

There is no impact on the Group's accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Group does not have any such liabilities. The de-recognition rules have been transferred from IAS 39 "Financial Instruments: Recognition and Measurement" and have not been changed.

Under the new hedge accounting rules as a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Group has confirmed that its current hedge relationships continue to qualify as hedges under IFRS 9.

The main impact of adopting IFRS 9 is the application of the expected credit loss model, which requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as was the case under the prior standard, IAS 39.

The new impairment requirements apply to the consolidated Group's financial assets classified at amortised cost, particularly to its trade receivables and contract assets. The Group has elected to apply the practical expedient allowed under IFRS 9 to recognise the full amount of credit losses that would be expected to be incurred over the full recovery period of trade receivables. The adoption of IFRS 9 resulted in an increase to trade receivables loss reserves of $20.0m being recorded on 1 November 2018 against retained earnings. IFRS 9 has no material impact on the carrying value of contract assets. There is no material impact on the Group's basic or diluted EPS for the periods ended 31 October 2018 or 2019.

I Significant Accounting policies continued

Reclassification of financial instruments on adoption of IFRS 9

Upon adoption of IFRS 9 on 1 November 2018, there were no changes to the measurement categories of financial instruments. The adoption of IFRS 9 did not result in any changes to the measurement of financial instruments other than as a result of applying the new expected credit loss methodology when determining the trade receivables loss allowance. The change in measure of the trade receivables loss allowance had no material impact on the Group's basic or diluted earnings per share for the 12 months ended 31 October 2019 or the 18 months ended 31 October 2018.

		Measurement category		Carrying amount		
	Note	IAS 39	IFRS 9	31 October 2018 $m	IFRS 9 Adjustments[1] $m	1 November 2018 $m
Financial assets						
Non-current						
Long-term pension assets	25	**Available-for-sale financial assets**	**Fair value through other comprehensive income**	**16.7**	**–**	16.7
Derivative financial instruments	31	**Fair value through profit and loss**	**Fair value through profit and loss**	**86.4**	**–**	86.4
Current						
Cash and cash	18	**Amortised cost**	**Amortised cost**	**620.9**	**–**	620.9
Trade and other receivables	16	**Amortised cost**	**Amortised cost**	**1,212.0**	**(20.0)**	1,192.0
Financial liabilities – financial liabilities at amortised cost						
Non-current						
Borrowings (gross)	20	**Amortised cost**	**Amortised cost**	**4,946.6**	**–**	4,946.6
Finance leases	21	**Amortised cost**	**Amortised cost**	**14.9**	**–**	14.9
Provisions	24	**Amortised cost**	**Amortised cost**	**35.4**	**–**	35.4
Current						
Borrowings (gross)	20	**Amortised cost**	**Amortised cost**	**50.3**	**–**	50.3
Finance leases	21	**Amortised cost**	**Amortised cost**	**13.6**	**–**	13.6
Trade and other payables	19	**Amortised cost**	**Amortised cost**	**676.9**	**–**	676.9
Provisions	24	**Amortised cost**	**Amortised cost**	**57.4**	**–**	57.4

1 The IFRS 9 adjustment of an increase in the trade receivables loss allowance of $20.0m resulted in a corresponding decrease in retained earnings of $20.0m, net of $4.4m of deferred tax.

I Significant Accounting policies continued

Summary of quantitative impact of IFRS 15 "Revenue from contracts with customers" and IFRS 9 "Financial Instruments"

Under the IFRS 15 and IFRS 9, adoption methods chosen by the Group, prior period comparatives are not restated to conform to the new policies. Consequently, the period-over-period change of revenue and profit in the 12 months to 31 October 2019 is impacted by the new policies.

We have set out below the estimated impacts on the Group of the areas described above, including the adjustment to retained earnings recorded on the transition date of 1 November 2018, which resulted in a corresponding $52.4m asset being recorded relating to IFRS 15 and a $20.0m liability and related deferred tax asset of $4.4m being recorded relating to IFRS 9 on the balance sheet. The in-year impact of IFRS 9 therefore is immaterial.

The following tables summarise the impact of adopting IFRS 15 on the Group's Consolidated statement of financial position as at 31 October 2019 and its Consolidated statement of comprehensive income for the 12 months then ended for each of the lines affected. There was no material impact on the Group's Consolidated statement of cash flows for the 12 months ended 31 October 2019.

Consolidated statement of comprehensive income – impact of IFRS 15 in the year ended 31 October 2019

		12 months ended 31 October 2019			18 months ended 31 October 2018
	Note	Post IFRS 15 $m	IFRS 15 Adjustments $m	Pre IFRS 15 $m	$m
Revenue	1,2	3,348.4	(16.1)	3,332.3	4,754.4
Operating profit		221.7	(22.1)	199.6	376.8
Finance costs	6	(282.4)	–	(282.4)	(350.4)
Finance income	6	26.6	–	26.6	7.7
(Loss)/profit before tax		(34.1)	(22.1)	(56.2)	34.1
Taxation	7	16.0	1.6	17.6	673.1
(Loss)/profit from continuing operations		(18.1)	(20.5)	(38.6)	707.2
Profit from discontinued operation (attributable to equity shareholders of the Company)	37	1,487.2	30.6	1,517.8	76.9
Profit for the period		1,469.1	10.1	1,479.2	784.1
Attributable to:					
Equity shareholders of the parent		1,468.8	10.1	1,478.9	784.0
Non-controlling interests		0.3	–	0.3	0.1
Profit for the period		1,469.1	10.1	1,479.2	784.1
Earnings per share (cents)					
From continuing and discontinued operations		cents	cents	cents	cents
– Basic	9	388.50	2.67	391.17	201.70
– Diluted	9	384.35	2.64	386.99	196.17
From continuing operations					
– Basic	9	(4.87)	(5.42)	(10.29)	181.91
– Diluted	9	(4.87)	(5.42)	(10.29)	176.92
Earnings per share (pence)					
From continuing and discontinued operations		pence	pence	pence	pence
– Basic	9	305.07	2.10	307.17	151.61
– Diluted	9	301.81	2.08	303.89	147.45
From continuing operations					
– Basic	9	(3.82)	(4.26)	(8.08)	136.73
– Diluted	9	(3.82)	(4.26)	(8.08)	132.98

I Significant Accounting policies continued

Consolidated statement of financial position – impact of IFRS 15 on year ended 31 October 2019

	Note	12 months ended 31 October 2019 Post IFRS 15 $m	 IFRS 15 Adjustments $m	 Pre IFRS 15 $m	18 months ended 31 October 2018 $m
ASSETS					
Non-current assets					
Contract-related costs	17	31.5	(31.5)	–	–
Current assets					
Trade and other receivables	16	1,032.9	(0.9)	1,032.0	1,272.0
Contract-related costs	17	19.3	(19.3)	–	–
LIABILITIES					
Current liabilities					
Trade and other payables	19	(611.0)	–	(611.0)	(676.9)
Contract liabilities	23	(1,045.9)	–	(1,045.9)	(1,134.7)
Non-current liabilities					
Contract liabilities	23	(149.9)	–	(149.9)	(178.1)
Deferred tax liabilities	28	(987.1)	9.0	(978.1)	(1,170.5)

Table below shows the impact of IFRS 15 on opening retained earnings at 1 November 2018 and the continuing operations and discontinued operation for the 12 months ended 31 October 2019.

		Continuing operations			Discontinued operation
	Increase/ (decrease) in opening retained earnings on 1 November 2018 $m	Increase/ (decrease) in Revenue in the 12 months ended 31 October 2019 $m	Increase/ (decrease) in Operating expenses in the 12 months ended 31 October 2019 $m	Increase/ (decrease) in Profit before tax and Adjusted EBITDA in the 12 months ended 31 October 2019 $m	Profit/ (loss) from discontinued operation (attributable to equity shareholders of the Company) in the 12 months ended 31 October 2019 $m
Cost of obtaining customer contracts	64.7	–	(21.2)	21.2	(35.4)
Rebillable expenses	–	2.4	2.4	–	–
Consideration payable to a customer	5.0	13.7	12.8	0.9	(5.0)
Deferred tax	(17.3)	–	–	–	9.8
	52.4	16.1	(6.0)	22.1	(30.6)

During the 12 months ending 31 October 2019, the Group amortised $10.2m contract-related costs and capitalised $31.4m, resulting in a net increase in profit before tax of $21.2m (note 17).

Retained earnings – impact of IFRS 15 and IFRS 9

	Retained earnings at 31 October 2018 $m	IFRS 15 Adjustment $m	IFRS 9 Adjustment $m	Retained earnings at 1 November 2018 $m
Retained earnings	3,275.2	52.4	(15.6)	3,312.0

I Significant Accounting policies continued

The impact of the application of future new and revised IFRSs, which are expected to have a material impact to the Group, is described below:

IFRS 16 "Leases"

In January 2016, the IASB published IFRS 16 "Leases", which will replace IAS 17 "Leases" and IFRIC 4 "Determining whether an arrangement contains a lease". IFRS 16 is effective for the Group from 1 November 2019.

IFRS 16 introduces a new definition of a lease, with a single lessee accounting model eliminating the previous distinction between operating leases and finance leases. Under IFRS 16, lessees are required to account for all leases in a similar manner to finance lease accounting under IAS 17. Current finance lease accounting remains largely unchanged and so the primary impact of the standard is on leases that are currently classified as operating leases.

The determination of when an arrangement contains a lease is largely unchanged from current requirements and the Group does not expect to recognise any new leases as a result of adopting IFRS 16.

The Group's portfolio of leases materially comprises office facilities around the world that the Group uses to conduct its business, and vehicles for use by the workforce.

The Group has elected to implement IFRS 16 on a modified retrospective basis, which means the cumulative effect of initially applying the standard will be adjusted in retained earnings on 1 November 2019. The Group has a choice, on a lease-by-lease basis, to measure the right-of-use asset at either:

- its carrying amount as if IFRS 16 had been applied since the commencement of the lease; or
- an amount equal to the lease liability, adjusted for accruals or prepayments.

Where historical information is readily available for property leases, we intend to apply the former accounting method. For all other leases, we intend to apply the latter method.

The Group has other elections and accounting policy choices to make in adopting IFRS 16 and as such, the Group has elected not to apply IFRS 16 to leases for which the underlying asset is of low value, nor does the Group intend to apply IFRS 16 to leases of intangible assets.

In adopting IFRS 16, the Group has applied the following practical expedients that are available in IFRS 16:

- We have not reassessed whether an arrangement is, or contains, a lease at 1 November 2019. Instead, the Group has applied IFRS 16 to leases that had previously been identified as leases under IAS 17 "Leases" and IFRIC 4 "Determining whether an arrangement contains a lease";
- Where there is a group of leases with reasonably similar characteristics, we have applied a single discount rate to each lease portfolio;
- The Group intends to rely on its assessment of whether leases are onerous by applying IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" at 31 October 2019 as an alternative to performing an impairment review on the application date. The Group will adjust the right-of-use asset at 1 November 2019 by the amount of any provision for onerous leases recognised in the Consolidated statement of financial position on 31 October 2019;
- The Group will exclude initial direct costs from the measurement of the right-of-use asset at 1 November 2019; and
- Where the Group has measured a right-of-use asset as its carrying amount as if IFRS 16 had been applied since its inception, the Group has applied hindsight in assessing extension or termination options.

Effect of IFRS 16 on the Consolidated statement of financial position

While the Group is still evaluating the effect that IFRS 16 will have on the Consolidated financial statements, the Group expects to recognise in the Consolidated statement of financial position on 1 November 2019:

- an asset of between $241.0m and $261.0m representing the Group's right to use leased assets, including $20.9m of assets currently classified as finance leases within property, plant and equipment;
- a liability of between $286.0m and $306.0m representing the Group's contractual obligation to make lease payments (including $23.5m of liabilities currently classified as finance leases); and
- a reduction of between $7.0m and $7.8m in retained earnings.

The asset of between $241.0m and $261.0m disclosed above excludes costs related to obligations to restore leased properties, which are capitalised as part of property, plant and equipment under IAS 17, which will be reclassified to right-of-use assets on adoption of IFRS 16.

The recognition of the new lease liability will increase the Group's debt and therefore Net Debt.

I Significant Accounting policies continued

The operating lease expense currently recognised in the Consolidated statement of comprehensive income will be replaced by a depreciation expense against the right-of-use asset and a finance expense related to the lease liability. As a result, EBITDA will increase. The impact on profit before tax for the year ended 31 October 2020 is not expected to be material.

The impact on tax balances as a result of the above changes is still being assessed. There will be no net impact on the Consolidated statement of cash flows, however the operating lease cash out-flows within operating cash flows will largely be replaced by a financing cash-outflow.

Key judgements and estimates made in calculating the initial impact of adoption include the determination of the lease term, the grouping of leases for the purpose of assigning a discount rate and calculating the discount rate.

The Group's undiscounted non-cancellable operating lease commitments is $301.2m at 31 October 2019 (31 October 2018: $228.0m) under IAS 17 "Leases" (note 34).

The lease liability of between $286.0m and $306.0m (inclusive of amounts already reported as finance leases under IAS 17) shown above will be included in Net Debt as at 1 November 2019.

Interpretations and amendments

The following interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group:

- IFRIC 23 "Uncertainty over Income Tax Treatments" clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. In such a circumstance, an entity shall recognise and measure its current or deferred tax asset or liability applying the requirements in IAS 12 based on taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates determined applying this interpretation. This interpretation is effective for annual periods beginning on or after 1 January 2019. The Group does not expect a material impact upon adoption of IFRIC 23.
- Annual Improvements 2017 includes amendments to IFRS 3 "Business combinations", IFRS 11 "Joint arrangements" and IAS 12 "Income taxes" applies for periods beginning on or after 1 January 2019.
- Amendments to IAS 28 Investments in Associates and Joint Ventures – "Long-term Interests in Associates and Joint Ventures", clarifies that IFRS 9 "Financial instruments" applies, including its impairment requirements to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.
- Amendments to IAS 19 "Employee Benefits" clarify that on a plan amendment, curtailment or settlement of a defined benefit plan, entities must use updated actuarial assumptions to determine its current service cost and net interest for the period; and the effect of the asset ceiling is disregarded when calculating the gain or loss on any settlement of the plan and is dealt with separately in other comprehensive income, effective 1 January 2019.
- Amendments to References to the Conceptual Framework in IFRS Standards – Amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32 to update those pronouncements with regard to the revised Conceptual Framework, effective 1 January 2020.
- Amendments to IFRS 3 "Business Combinations", effective 1 January 2020, subject to EU endorsement.
- Amendments to IFRS 9, IAS 39 and IFRS 7: Interest rate benchmark reforms, effective 1 January 2020.

The impact of the amendments and interpretations listed above will not have a material impact on the Consolidated financial statements.

II Critical accounting estimates, assumptions and judgements

In preparing these Consolidated financial statements, the Group has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. Actual results could differ from these estimates. Unless otherwise indicated, the Group does not believe that there is a significant risk of a material change to the carrying value of assets and liabilities within the next financial year related to the accounting estimates and assumptions described below. The Group considers the following to be a description of the most significant estimates and judgements, which require the Group to make subjective and complex judgements and matters that are inherently uncertain.

Critical accounting estimates and assumptions

A Potential impairment of goodwill and other intangible assets

Each period, or whenever there are changes in circumstances indicating that the carrying amounts may not be recoverable, the Group carries out impairment tests of goodwill and other assets which require estimates to be made of the value in use of its CGUs. These value in use calculations are dependent on estimates of future cash flows including long-term growth rates, the medium-term annual revenue growth rate by product group and an appropriate discount rate to be applied to future cash flows. Further details on these estimates and sensitivity of the carrying value of goodwill to the discount rate and the medium-term annual revenue growth rate by product group in particular are provided in note 10.

II Critical accounting estimates, assumptions and judgements continued

B Retirement benefit obligations

The valuation of retirement benefit obligations is dependent upon a number of assumptions that are estimated at the period end date, including estimates of mortality rates, inflation, salary growth rates and the rate at which scheme liabilities are discounted. Further detail on these estimates and the sensitivity of the carrying value of the defined benefit obligation to these is provided in note 25.

Critical accounting judgements

C Revenue recognition

The key areas of judgement in respect of recognising revenue are the timing of recognition and how the different elements of bundled contracts are identified, for example between licence and maintenance revenues.

Revenue recognition under IFRS 15 is significantly more complex than under previous reporting requirements and necessitates the increased use of management judgements and estimates to produce financial information. IFRS 15 also introduces management judgement in relation to the timing of recognition of certain categories of cost. The most significant accounting judgements in applying IFRS 15 are disclosed below.

Identification of performance obligations

Revenue recognition requires significant judgement in identifying each distinct performance obligation requiring separate recognition in a multi-element contract (e.g. licence, maintenance, material rights for option to acquire additional products or services at discounted prices). This judgement impacts the timing of revenue recognition, as certain performance obligations are recognised at a point in time and others are recognised over the life of the contract, as explained in Accounting Policy D, and therefore the quantum of revenue and profit recognised in each period.

D Exceptional item classification

The Group classifies items as exceptional in line with Accounting Policy H. The classification of these items as an exceptional is a matter of judgement. This judgement is made by management after evaluating each item deemed to be exceptional against the criteria set out within the defined accounting policy.

E Provision for income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes including structuring activities undertaken by the Group and the application of complex transfer pricing rules. The Group recognises liabilities for anticipated settlement of tax issues based on judgements of whether additional taxes will be due. Significant issues may take several periods to resolve. In making judgements on the probability and amount of any tax charge, management takes into account:

- Status of the unresolved matter;
- Strength of technical argument and clarity of legislation;
- External advice;
- Resolution process, past experience and precedents set with the particular taxing authority;
- Agreements previously reached in other jurisdictions on comparable issues; and
- Statute of limitations.

Key judgements in the period were related to the structuring activities undertaken in relation to the disposal of SUSE and whether these activities would create an additional tax charge through US and other overseas tax legislation. Based on their assessment, the directors have concluded that no additional material tax provisions are required with regards to these matters.

The ultimate tax liability may differ from the amount provided depending on interpretations of tax law, settlement negotiations or changes in legislation. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. There is no estimate associated with the provision for income taxes that could be expected to result in a material change within the next 12 months.

III Financial risk factors
The Group's multi-national operations expose it to a variety of financial risks that include the effects of changes in credit risk, foreign currency risk, interest rate risk and liquidity risk. Risk management is carried out by a central treasury department under policies approved by the board of directors. Group treasury identifies and evaluates financial risks alongside the Group's operating units. The board provides written principles for risk management together with specific policies covering areas such as foreign currency risk, interest rate risk, credit risk and liquidity risk, use of derivative financial instruments and non-derivative financial instruments as appropriate, and investment of excess funds.

A Credit risk
Financial instruments which potentially expose the Group to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash equivalents are deposited with high-credit quality financial institutions. The Group provides credit to customers in the normal course of business. Collateral is not required for those receivables, but on-going credit evaluations of customers' financial conditions are performed. The Group maintains a provision for impairment based upon the expected credit losses. The Group sells products and services to a wide range of customers around the world and therefore believes there is no material concentration of credit risk.

B Foreign currency risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Euro, UK Pound Sterling, Israeli Shekel, Japanese Yen and the Canadian Dollar. Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. Foreign exchange risk arises when future commercial transactions, recognised assets and liabilities are denominated in a currency that is not the entity's functional currency.

There were no foreign currency hedging transactions in place at 31 October 2019 and 31 October 2018. The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk.

C Interest rate risk
The Group's income and cash generated from operations are substantially independent of changes in market interest rates. The Group's interest rate risk arises from short-term and long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. The Group currently uses four interest rate swaps to manage its cash flow interest rate risk arising from potential increases in the LIBOR interest rate.

D Liquidity risk
Central treasury carries out cash flow forecasting for the Group to ensure that it has sufficient cash to meet operational requirements and to allow the repayment of the bank facility. Surplus cash in the operating units over and above what is required for working capital needs is transferred to Group treasury. These funds are used to repay bank borrowings or are invested in interest bearing current accounts, time deposits or money market deposits of the appropriate maturity period determined by consolidated cash forecasts.

Trade payables arise in the normal course of business and are all current. Onerous lease provisions are expected to mature between less than 12 months and eight years.

At 31 October 2019 gross borrowings of $4,775.0m (31 October 2018: $4,996.9m) related to our senior secured debt facilities (note 20). $nil (31 October 2018: $50.3m) is current of which $nil (31 October 2018: $nil) is the revolving credit facility. The borrowings disclosed in the balance sheet are net of pre-paid facility costs and original issue discounts.

1 Segmental reporting

In accordance with IFRS 8 "Operating Segments", the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance. The Chief Operating Decision Maker ("CODM") is defined as the Operating Committee.

For the 12 months to 31 October 2019, the CODM consisted of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Vice President Strategy and Planning and the Chief HR Officer. With the disposal of the SUSE business completed, the Group is organised into a single reporting segment.

The Group's segment under IFRS 8 is:

Micro Focus Product Portfolio – The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a "fund of funds" investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go-to-Market organisation. The products within the existing Micro Focus Product Portfolio are grouped together into five sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security and Information Management & Governance.

The segmental reporting is consistent with that used in internal management reporting and the profit measure used by the Operating Committee is Adjusted EBITDA.

The internal management reporting that the Operating Committee receives includes a pool of centrally managed costs, which were allocated between Micro Focus and the SUSE business (up to the date of disposal) based on identifiable segment specific costs with the remainder allocated based on other criteria including revenue and headcount.

	Note	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Reconciliation to Adjusted EBITDA:			
(Loss)/profit before tax		**(34.1)**	34.1
Finance costs	6	**282.4**	350.4
Finance income	6	**(26.6)**	(7.7)
Depreciation of property, plant and equipment	12	**66.5**	88.6
Amortisation of intangible assets	11	**716.5**	903.1
Exceptional items (reported in Operating profit)	4	**294.2**	538.2
Share-based compensation charge	33	**68.8**	64.3
Product development intangible costs capitalised	11	**(16.5)**	(44.4)
Foreign exchange loss/(credit)	3	**11.3**	(37.4)
Adjusted EBITDA		**1,362.5**	1,889.2

For the reportable segment, the total assets were $14,294.8m and the total liabilities were $8,018.5m as at 31 October 2019.

2 Supplementary information

Analysis by geography

The Group is domiciled in the UK. The Group's total segmental revenue from external customers by geographical location is detailed below:

	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
UK	**206.9**	299.6
USA	**1,523.0**	2,279.8
Germany	**220.7**	309.5
France	**123.3**	195.5
Japan	**108.6**	145.8
Other	**1,165.9**	1,524.2
Total	**3,348.4**	4,754.4

2 Supplementary information continued

The total of non-current assets other than financial instruments and deferred tax assets as at 31 October 2019 located in the USA is $4,623.0m (31 October 2018: $5,145.8m), the total in the non-USA is $8,192.2m (31 October 2018: $8,488.3m). They exclude trade and other receivables, derivative financial instruments and deferred tax.

Analysis of revenue from contracts with customers

	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Revenue from contracts with customers	3,348.4	4,754.4
Being:		
Recognised over time:		
Maintenance revenue	2,051.6	2,818.9
SaaS & other recurring revenue	278.9	365.1
	2,330.5	3,184.0
Recognised at point in time:		
Licence revenue	800.0	1,206.1
Consulting revenue	217.9	364.3
	1,017.9	1,570.4
Total revenue	3,348.4	4,754.4

Analysis of revenue by product

Set out below is an analysis of revenue from continuing operations recognised between the principal product portfolios for the 12 months ended 31 October 2019 and 18 months ended 31 October 2018.

12 months ended 31 October 2019:

	Licence $m	Maintenance $m	Consulting $m	SaaS & other recurring $m	Total $m
Application Modernisation & Connectivity	170.9	326.1	11.7	–	508.7
Application Delivery Management	130.3	485.4	18.2	87.8	721.7
IT Operations Management	237.5	645.8	127.5	11.0	1,021.8
Security	185.7	416.7	43.9	35.0	681.3
Information Management & Governance	75.6	183.6	16.6	145.9	421.7
Subtotal	800.0	2,057.6	217.9	279.7	3,355.2
Deferred revenue haircut	–	(6.0)	–	(0.8)	(6.8)
Total revenue	800.0	2,051.6	217.9	278.9	3,348.4

18 months ended 31 October 2018:

	Licence $m	Maintenance $m	Consulting $m	SaaS & other recurring $m	Total $m
Application Modernisation & Connectivity	256.3	497.6	17.9	–	771.8
Application Delivery Management	185.5	646.7	41.6	114.1	987.9
IT Operations Management	363.1	869.9	192.8	15.1	1,440.9
Security	291.6	580.2	81.4	41.6	994.8
Information Management & Governance	117.2	267.2	32.6	203.1	620.1
Subtotal	1,213.7	2,861.6	366.3	373.9	4,815.5
Deferred revenue haircut	(7.6)	(42.7)	(2.0)	(8.8)	(61.1)
Total revenue	1,206.1	2,818.9	364.3	365.1	4,754.4

3 (Loss)/profit before tax

The (loss)/profit before tax is stated after charging/(crediting) the following operating costs/(gains) classified by the nature of the costs/(gains):

	Note	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Staff costs	33	**1,409.0**	2,095.0
Depreciation of property, plant and equipment:			
– owned assets	12	**52.6**	71.2
– leased assets	12	**13.9**	17.4
Loss on disposal of property, plant and equipment	12	**3.6**	4.7
Amortisation of intangibles	11	**716.5**	903.1
Inventories			
– cost of inventories recognised as a debit (included in cost of sales)	15	**0.1**	0.3
Operating lease rentals payable:			
– plant and machinery		**7.0**	8.8
– property		**58.9**	85.3
Provision for receivables impairment	16	**16.0**	40.0
Foreign exchange gain on derivative financial instruments		**(6.9)**	–
Foreign exchange loss/(gain)		**18.2**	(37.4)

4 Exceptional items

Reported within Operating profit:	Note	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Integration costs		**245.9**	279.0
Pre-acquisition costs		**–**	43.0
Acquisition costs		**1.5**	27.1
Property related costs		**16.3**	38.1
Severance and legal costs		**32.1**	129.7
Divestiture		**2.1**	21.3
Gain on disposal of Atalla		**(3.7)**	–
		294.2	538.2
Reported within finance costs:			
Finance costs incurred in escrow period	6	**–**	6.4
Reported within finance income:			
Finance income earned in escrow period	6	**–**	(0.6)
		–	5.8
Exceptional costs before tax		**294.2**	544.0
Tax:			
Tax effect of exceptional items		**(54.3)**	(105.9)
Tax exceptional item		**–**	(692.3)
		(54.3)	(798.2)
Reported within profit from discontinued operation (attributable to equity shareholders of the Company):			
Gain on disposal of discontinued operation	37	**(1,458.5)**	–
Exceptional profit after tax		**(1,218.6)**	(254.2)

Exceptional items are allocated to the financial statement lines (for example: cost of sales) in the Consolidated statement of comprehensive income based on the nature and function of the costs, for example restructuring costs related to employees are classified where their original employment costs are recorded.

4 Exceptional items continued

Integration costs

Integration costs of $245.9m for the 12 months ended 31 October 2019 arose from the continuing work being done in integrating the HPE Software business into Micro Focus as referred to in the Chief Financial Officer's report. Other activities include system and processes integration costs. Integration costs of $279.0m in the 18 months ended 31 October 2018 arose mainly from the work done to integrate Serena, GWAVA and the HPE Software business into the Micro Focus.

Pre-acquisition costs

Pre-acquisition costs for the 18 months ended 31 October 2018 of $43.0m, related to the evaluation of the acquisition of HPE Software, including due diligence work, legal work on the acquisition agreements, professional advisors on the transaction and pre-integration costs. No such costs arose in the 12 months ended 31 October 2019.

Acquisition costs

The acquisition costs of $1.5m in the 12 months ended 31 October 2019 related mostly to acquisition of Interset Software Inc. (note 38). The acquisition costs in the 18 months ended 31 October 2018 of $27.1m included external costs in completing the acquisition of the HPE Software business and costs relating to the acquisition of COBOL-IT SAS. The external costs mainly relate to due diligence work, legal work on the acquisition agreements and professional advisors on the transaction.

Property related costs

Property related costs of $16.3m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $38.1m) relate to the assessment and reassessment of leases on empty or sublet properties held by the Group, in particular in North America and the cost of site consolidations resulting from the ongoing integration of the HPE Software business into Micro Focus.

Severance and legal costs

Severance and legal costs of $32.1m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $129.7m) relate mostly to termination costs for employees after acquisition relating to the integration of the HPE Software business into Micro Focus.

Divestiture

Divestiture costs of $2.1m for the 12 months ended 31 October 2019 relate mostly to employee activities (18 months ended 31 October 2018: $21.3m, related mostly to fees paid to professional advisors) involved in the disposal of the SUSE business completed in 2019 (note 37).

Gain on disposal of Atalla

The non-recurring gain on disposal of $3.7m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $nil) relates to Atalla business disposal (note 37).

Finance income and finance costs

Finance costs of $6.4m and finance income of $0.6m for the 18 months ended 31 October 2018 related to interest (charged and gained) on additional term loan facilities drawn down in relation to the acquisition of the HPE Software business, between the date the facilities were drawn into escrow and the acquisition date. No such income or costs arose in the 12 months ended 31 October 2019.

Tax

The tax effect of exceptional items on the income statement is a credit of $54.3m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $798.2m credit). The exceptional tax credit of $692.3m in the 18 months ended 31 October 2018 relates to the impact of US tax reforms, comprised of a credit of $930.6m in respect of the re-measurement of deferred tax liabilities and a transition tax charge of $238.3m payable over eight years.

Gain on disposal of discontinued operation

The element of the profit for the period on the discontinued operation related to the gain on disposal is included as an exceptional item (note 37).

5 Services provided by the Group's auditors and network of firms

During the 12 months ended 31 October 2019, the Group obtained the following services from the Group's auditors as detailed below:

	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Audit of Company	12.8	12.2
Audit of subsidiaries	3.9	1.9
Total audit	16.7	14.1
Audit related assurance services	3.6	0.9
Other assurance services	–	0.7
Total assurance services	3.6	1.6
Tax compliance services	–	0.2
Tax advisory services	0.1	0.2
Services relating to taxation	0.1	0.4
Other non-audit services	–	0.1
Total	20.4	16.2

Of the audit related assurance services engagements undertaken in the 12 months ended 31 October 2019 only one was considered to be significant. This related to the controls attestation of the Group's implementation of Sarbanes-Oxley Section 404, for which a fee of $3.0m was paid.

6 Finance income and finance costs

	Note	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Finance costs			
Interest on bank borrowings		225.4	276.5
Commitment fees		1.9	3.3
Amortisation of facility costs and original issue discounts		46.7	60.4
Finance costs on bank borrowings		274.0	340.2
Net interest expense on retirement obligations	25	2.4	2.8
Finance lease expense		2.0	2.7
Interest rate swaps: cash flow hedges, transfer from equity		–	3.4
Other		4.0	1.3
Total		282.4	350.4

	Note	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Finance income			
Bank interest		16.3	3.6
Interest on non-plan pension assets	25	0.3	0.6
Interest rate swaps: cash flow hedges, transfer to equity		9.9	–
Other		0.1	3.5
Total		26.6	7.7
Net finance cost		255.8	342.7
Included within exceptional items			
Finance costs incurred in escrow period	4	–	6.4
Finance income earned in escrow period	4	–	(0.6)
		–	5.8

7 Taxation

	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Current tax		
Current period	163.9	245.8
Adjustments to tax in respect of previous periods	(35.3)	(14.7)
	128.6	231.1
Deferred tax		
Origination and reversal of temporary differences	(139.7)	26.4
Adjustments to tax in respect of previous periods	24.5	1.2
Previously unrecognised temporary differences	(29.4)	–
Impact of change in tax rates	–	(931.8)
	(144.6)	(904.2)
Total tax credit	(16.0)	(673.1)

For the 12 months ended 31 October 2019, a deferred tax debit of $7.6m (18 months ended 31 October 2018: $23.7m debit) and current tax credit of $13.1m (18 months ended 31 October 2018: $4.1m credit) have been recognised in equity in relation to share options. A current tax credit of $23.3m (18 months ended 31 October 2018: $16.4m debit) has been recognised in the hedging reserve (note 31). In addition, a deferred tax credit of $13.0m (18 months ended 31 October 2018: $4.3m credit) has been recognised in the Consolidated statement of comprehensive income in relation to defined benefit pension schemes and a deferred tax credit of $14.0m (18 months ended 31 October 2018: $nil) in relation to foreign exchange movements on intangibles.

The tax charge for the 12 months ended 31 October 2019 is higher than the standard rate of corporation tax in the UK of 19.00% (18 months ended 31 October 2018: 19.00%). The differences are explained below:

	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
(Loss)/profit before taxation	(34.1)	34.1
Tax at UK corporation tax rate 19.00% (2018: 19.00%)	(6.5)	6.5
Effects of:		
Tax rates other than the UK standard rate	(4.4)	17.8
Intra-Group financing	(42.8)	(52.5)
Interest restrictions	–	31.8
Innovation tax credit benefits	(13.5)	(21.4)
US foreign inclusion income	43.7	39.0
US transition tax	–	238.3
Share options	7.1	10.2
Movement in deferred tax not recognised	14.4	7.3
Previously unrecognised temporary differences	(29.4)	–
Effect of change in tax rates	–	(931.8)
Expenses not deductible and other permanent differences	26.2	(4.8)
	(5.2)	(659.6)
Adjustments to tax in respect of previous periods:		
Current tax	(35.3)	(14.7)
Deferred tax	24.5	1.2
	(10.8)	(13.5)
Total taxation	(16.0)	(673.1)

The Group continues to benefit from the UK's Patent Box regime, US R&D tax credits and other innovation-based tax credits offered by certain jurisdictions, the benefit for the 12 months ended 31 October 2019 being $13.5m (18 months ended 31 October 2018: $21.4m). The Group realised benefits in relation to intra-Group financing of $42.8m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $52.5m). The benefits mostly relate to arrangements put in place to facilitate the acquisitions of the HPE Software business and The Attachmate Group.

7 Taxation continued

US foreign inclusion income of $43.7m arising in the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $39.0m) is largely driven by new US tax legislation introduced as part of US tax reforms in 2018.

The Group recognised a net overall charge in respect of share options due to deferred tax credits arising on options held at the balance sheet date being lower than the current tax charge because of the terms of the options.

During the period the directors reassessed the deferred tax asset recognised in relation to interest restrictions and have recognised an asset to the extent that sufficient taxable temporary differences exist at the balance sheet date. Previously a deferred tax asset was not recognised as the directors forecast that the Group would be unable to utilise the interest restrictions in future periods. This has resulted in a credit of $29.4m in the period in respect of historical interest amounts, recognised as previously unrecognised temporary differences above.

The movement in deferred tax assets and liabilities during the period is analysed in note 28.

The expenses not deductible and other permanent differences charge of $26.2m (18 months ended 31 October 2018: $4.8m credit) included $8.1m in relation to uncertain tax positions and $6.1m related to irrecoverable withholding tax.

The Group realised a net credit in relation to the true-up of prior period, current and deferred tax estimates of $10.8m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $13.5m).

The Group's tax charge is subject to various factors, many of which are outside the control of the Group, including changes in local tax legislation, and specifically US tax reform, the OECD's Base Erosion and Profit Shifting project and the consequences of Brexit.

In April 2019, the European Commission published its final decision on its state aid investigation into the UK's "Financing Company Partial Exemption" legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK-based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments. The UK Government and UK-based international companies, including the Group, have appealed to the General Court of the European Union against the decision. The UK Government is required to start collection proceedings in advance of the appeal results and it is possible that the Group will be required to make a payment in the year ending 31 October 2020. If the decision of the European Commission is upheld, the Group have calculated the maximum potential liability to be $60.3m. Based on its current assessment the Group believes that no provision is required in respect of this issue. The UK legislation affected by this EU Commission finding was amended on 1 January 2019 to be compliant with EU law and therefore no longer impacts the Group and so no additional tax liability will accrue in future periods that could be subject to the same challenge.

8 Dividends

Equity – ordinary	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Final paid 58.33 cents (2018: 58.33 cents) per ordinary share	240.7	133.9
First Interim paid 58.33 cents (2018: 34.60 cents) per ordinary share	198.5	156.2
Second Interim paid nil cents (2018: 58.33 cents) per ordinary share	–	252.1
	439.2	542.2

The directors announced a final dividend of 58.33 cents per share payable on 7 May 2020 to shareholders who are registered at 14 April 2020. This final dividend, amounting to $194.5m, has not been recognised as a liability as at 31 October 2019.

9 Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each period.

Reconciliation of the earnings and weighted average number of shares:

	12 months ended 31 October 2019	18 months ended 31 October 2018
Earnings ($m)		
(Loss)/profit for the period from continuing operations	(18.1)	707.2
Profit for the period from discontinued operation	1,487.2	76.9
	1,469.1	784.1
Number of shares (m)		
Weighted average number of shares	378.1	388.7
Dilutive effects of shares	4.1	11.0
	382.2	399.7
Earnings per share		
Basic earnings per share (cents)		
Continuing operations	(4.87)	181.91
Discontinued operation	393.37	19.79
Total Basic earnings per share	388.50	201.70
Diluted earnings per share (cents)		
Continuing operations[1]	(4.87)	176.92
Discontinued operation	389.16	19.25
Total Diluted earnings per share[1]	384.35	196.17
Basic earnings per share (pence)		
Continuing operations	(3.82)	136.73
Discontinued operation	308.89	14.88
Total Basic earnings per share	305.07	151.61
Diluted earnings per share (pence)		
Continuing operations[1]	(3.82)	132.98
Discontinued operation	305.59	14.47
Total Diluted earnings per share[1]	301.81	147.45
Earnings attributable to ordinary shareholders		
From continuing operations	(18.1)	707.2
Excluding non-controlling interests	(0.3)	(0.1)
(Loss)/profit for the period from continuing operations	(18.4)	707.1
From discontinued operation	1,487.2	76.9
	1,468.8	784.0
Average exchange rate	$1.27/£1	$1.33/£1

1 As there is a loss from continuing operations attributable to the ordinary equity shareholders of the Company for the 12 months ended 31 October 2019 ($18.4m), the Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33. There was total earnings attributable to ordinary equity shareholders of the Company for the 12 months ended 31 October 2019 of $1,468.8m and therefore the effect of dilutive securities can be reflected in the total Diluted EPS above.

The weighted average number of shares excludes treasury shares that do not have dividend rights (note 29).

10 Goodwill

	Note	31 October 2019 $m	31 October 2018 $m
Cost and net book amount			
At 1 November/1 May		**6,805.0**	2,828.6
Acquisitions	38	**26.8**	4,863.9
Effects of movements in exchange rates		**(160.5)**	–
Reclassification to assets held for sale	37	**–**	(887.5)
		6,671.3	6,805.0
A segment-level summary of the goodwill allocation is presented below:			
Micro Focus		**6,671.3**	6,805.0

Goodwill acquired through business combinations has been allocated to a cash-generating unit ("CGU") for the purpose of impairment testing.

The goodwill arising in the 12 months ended 31 October 2019, related to the acquisition of Interset Software Inc. of $26.8m (note 38) has been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the additions to goodwill, all amounts are expected to be deductible for tax purposes.

The goodwill arising in the 18 months ended 31 October 2018 related to the acquisition of the HPE Software business of $4,858.3m (note 38) and COBOL-IT, SAS ("COBOL-IT") $5.6m (note 38), have been allocated to the Micro Focus CGU as this is consistent with the segment reporting that is used in internal management reporting. Of the additions to goodwill, there were no amounts expected to be deductible for tax purposes.

In addition, during the year, following a review of the allocation of goodwill to foreign operations, the directors have determined that goodwill of $6,497.5m, which arose on previous acquisitions (in particular the acquisitions of the HPE Software business on 1 September 2017 and The Attachmate Group on 20 November 2014, being the two most significant) should have been allocated into functional currencies of the underlying foreign operations. The re-denomination has given rise to a total reduction in the carrying value of goodwill of $160.5m, as a result of foreign exchange movement, that has been recognised in the 12 months ended 31 October 2019. Had this allocation taken place from the acquisition dates, a $154.9m decrease in the carrying value of goodwill would have been recognised in the 18 months ended 31 October 2018 and a cumulative decrease of $69.4m in the carrying value would have been recognised as at 30 April 2017. As this change has no impact on the Group's key performance metrics, including profit before taxation, or statement of cash flows and as the net prior-period impact of $224.3m is not material in the context of the overall value of goodwill or net assets, it is, in the judgement of the directors, appropriate to affect the change in allocation in the current period. Movements in Other comprehensive income are not considered a key performance metric.

This change in the carrying value of $160.5m is a part of the amount reflected in the line "effect of movements in exchange rates" in the table above. The change has been recognised within "currency translation differences – continuing operations" in Other comprehensive income, and subsequently the translation reserve in equity.

This adjustment has had no impact on the conclusion of the Group's annual impairment review.

Impairment test

Impairment of goodwill is tested annually, or more frequently where there is indication of impairment. An impairment test is a comparison of the carrying value of the assets of the CGU with their recoverable amount. Where the recoverable amount is less than the carrying value, an impairment results. The Group performed its annual test for impairment as at 31 October 2019 (2018: 31 October 2018), incorporating its knowledge of the business into that testing and noting at that date the market capitalisation was less than the net assets of the Group, which was taken into account during the impairment test.

The recoverable amount of the Micro Focus CGU is determined based on its Value In Use ("VIU"). The VIU includes estimates about the future financial performance of the CGU and is based on five-year projections and then a terminal value calculation. It utilises discounted board approved forecasts for the first four years and the fifth year reflects management's expectation of the long-term growth prospects which have been applied based upon the expected operating performance of the CGU and growth prospects in the CGU's market. The cash flow projections and inputs combine past performance with adjustments as appropriate where the directors believe that past performance and rates are not indicative of future performance and rates. The VIU calculation excludes the cash outflow and resulting cash inflow assumptions arising from the investment decisions made in the Strategic & Operational Review and which are included within the board approved forecasts. Impairment reviews under IAS 36 are required to exclude the estimated cash inflow and outflows arising from improving or enhancing the performance of existing assets, and therefore the impairment test performed in the current year considers the recoverable amount of the CGU based on its current condition without the impact of the approved investment plans.

10 **Goodwill** continued

Key assumptions

Key assumptions in the VIU are considered to be the discount rate, medium-term annual revenue growth rate by product group and the long-term cash flow growth rate. These have been assessed taking into consideration the current economic climate and the resulting impact on expected growth and discount rates.

The medium-term annual revenue growth rate by product group, long-term cash flow growth rate and discount rate used in the VIU calculation are:

	2019	2018
Long-term cash flow growth rate	**1.0%**	1.0%
Pre-tax discount rate[1]	**10.3%**	9.7%
Medium-term annual revenue growth rate by product group[2]	**(2.0)% to 2.1%**	–

1 This equates to a post-tax discount rate of 8.0% (2018: 7.8%).
2 Medium-term annual revenue growth rate by product group was not a key assumption in 2018 and so has not been presented.

Sensitivity analysis

The results of the sensitivity analysis are set out below. In undertaking this analysis, the directors have considered reasonably possible changes in the key assumptions that could have an adverse impact, taking into consideration that the Group is insulated from some significant adverse impacts by its geographical spread and that the Group's cost base is flexible and could quickly respond to market changes. The headroom and breakeven sensitivities disclosed below are on the VIU calculation, which, as explained above, excludes the cash outflow and resulting cash inflow assumptions arising from the investment decisions made in the Strategic & Operational Review.

The directors have assessed that a reasonably possible change in the discount rate is an absolute movement of 2.0% (2018: 2.0%) and this increase would cause the carrying value of the Micro Focus CGU to exceed its recoverable amount. An increase in the discount rate of 0.4% to 10.7% (2018: increase of 1.3% to 11.0%) would reduce the amount by which the recoverable amount exceeds its carrying value from $0.5bn to $nil (2018: from $2.2bn to $nil).

The directors have assessed that a reasonably possible change in the average of the medium-term annual revenue growth rate by product group is an absolute reduction of 2.0% and this decrease would cause the carrying value of the Micro Focus CGU to exceed its recoverable amount (2018: not a reasonably possible change). A decrease in the average of the medium-term annual revenue growth rate by product group of 0.7% would reduce the amount by which the recoverable amount exceeds its carrying value from $0.5bn to $nil. This sensitivity has been presented exclusive of mitigating actions, such as cost saving, that would be taken in such a scenario and which would at least partially offset such a reduction in cash flows.

The directors have also assessed that there is not a reasonably possible change in the long-term cash flow growth rate that would reduce the recoverable amount to below its carrying value.

No impairment charge resulted from the goodwill tests for impairment in the 12 months ended 31 October 2019 (31 October 2018: no impairment).

11 Other intangible assets

				Purchased intangibles				
	Note	Purchased software $m	Product development costs $m	Technology $m	Trade names $m	Customer relationships $m	Lease contracts $m	Total $m
Cost								
At 1 November 2018		141.1	259.1	2,158.5	267.7	5,377.2	15.0	8,218.6
Acquisitions – Interset Software Inc	38	–	–	44.5	4.2	12.5	–	61.2
Additions		12.3	16.5	–	–	–	–	28.8
Additions – external consultants		–	0.5	–	–	–	–	0.5
Disposals		(7.4)	(19.1)	–	–	–	–	(26.5)
Effects of movements in exchange rates		0.7	–	(24.4)	(4.6)	(66.4)	(0.1)	(94.8)
At 31 October 2019		146.7	257.0	2,178.6	267.3	5,323.3	14.9	8,187.8
Accumulated amortisation								
At 1 November 2018		50.1	206.7	478.9	48.9	801.5	3.2	1,589.3
Amortisation charge for the period		34.1	26.7	200.1	20.9	424.8	9.9	716.5
Disposals		(7.4)	(19.1)	–	–	–	–	(26.5)
Effects of movements in exchange rates		0.1	–	(10.1)	(1.8)	(22.0)	–	(33.8)
At 31 October 2019		76.9	214.3	668.9	68.0	1,204.3	13.1	2,245.5
Net book amount at 31 October 2019		69.8	42.7	1,509.7	199.3	4,119.0	1.8	5,942.3
Net book amount at 31 October 2018		91.0	52.4	1,679.6	218.8	4,575.7	11.8	6,629.3

11 Other intangible assets continued

During the period, the estimated useful life of certain purchased software was revised. The net effect of the changes in the current financial period was an increase in amortisation expense by $8.9m.

	Note	Purchased software $m	Product development costs $m	Purchased intangibles: Technology $m	Trade names $m	Customer relationships $m	Lease contracts $m	Total $m
Cost								
At 1 May 2017		24.6	213.8	398.9	239.6	972.4	–	1,849.3
Continuing operations:								
Acquisitions – HPE Software business	38	72.8	–	1,809.0	163.0	4,480.0	15.0	6,539.8
Acquisitions – COBOL-IT	38	–	–	1.5	0.2	12.3	–	14.0
Acquisitions – Covertix	38	2.5	–	–	–	–	–	2.5
Additions		46.8	44.4	–	–	–	–	91.2
Additions – external consultants		–	0.9	–	–	–	–	0.9
Effects of movements in exchange rates		(0.4)	–	–	–	–	–	(0.4)
Discontinued operation:								
Reclassification to current assets classified as held for sale	37	(5.2)	–	(50.9)	(135.1)	(87.5)	–	(278.7)
At 31 October 2018		141.1	259.1	2,158.5	267.7	5,377.2	15.0	8,218.6
Accumulated amortisation								
At 1 May 2017		21.0	164.7	223.0	38.8	312.5	–	760.0
Continuing operations:								
Amortisation charge for the period		30.7	42.0	280.5	26.7	520.0	3.2	903.1
Effects of movements in exchange rates		(0.9)	–	–	–	–	–	(0.9)
Discontinued operation:								
Amortisation charge for the period		0.8	–	13.4	9.1	16.9	–	40.2
Reclassification to current assets classified as held for sale	37	(1.5)	–	(38.0)	(25.7)	(47.9)	–	(113.1)
At 31 October 2018		50.1	206.7	478.9	48.9	801.5	3.2	1,589.3
Net book amount at 31 October 2018		91.0	52.4	1,679.6	218.8	4,575.7	11.8	6,629.3
Net book amount at 30 April 2017		3.6	49.1	175.9	200.8	659.9	–	1,089.3

Intangible assets, with the exception of purchased software and internally generated product development costs, relate to identifiable assets purchased as part of the Group's business combinations. Intangible assets are amortised on a straight-line basis over their expected useful economic life – see Accounting Policy K.

In addition, during the year, following a review of the allocation of purchased intangible assets to foreign operations, the directors have determined that intangible assets of $7,321.0m which arose on previous acquisitions (in particular the acquisitions of the HPE Software business on 1 September 2017 and The Attachmate Group on 20 November 2014, being the two most significant) should have been allocated into functional currencies of the underlying foreign operations.

The re-denomination has given rise to a total reduction in the carrying value of purchased intangible assets of $61.0m that has been recognised in the 12 months ended 31 October 2019. Had this allocation taken place from the acquisition dates, a $40.5m decrease in the carrying value of purchased intangible assets would have been recognised in the 18 months ended 31 October 2018 and a cumulative decrease of $20.8m in the carrying value would have been recognised as at 30 April 2017. As this change has no impact on the Group's key performance metrics, including profit before taxation, or the statement of cash flows and as the net prior-period impact of $61.3m is not material in the context of the overall value of purchased intangible assets or net assets, it is, in the judgement of the directors, appropriate to effect the change in allocation in the current period. Movements in Other comprehensive income are not considered a key performance metric.

11 Other intangible assets continued

This change in the carrying value of $61.0m consists of $94.8m and $33.8m reflected in the lines "effect of movements in exchange rates" for cost, this includes the cumulative impact on amortisation of acquisition intangible assets which is not considered material, and cumulative amortisation respectively in the table above. $83.3m of this has been recognised as "currency translation differences – continuing operations" in other comprehensive income, and subsequently the translation reserve in equity, and an offsetting $21.6m of this has been recognised as "currency translation differences – continuing operations" in other comprehensive income and subsequently retained earnings within equity.

Expenditure totalling $29.3m (18 months to 31 October 2018: $91.2m) was made in the 12 months ended 31 October 2019, including $17.0m in respect of development costs and $12.3m of purchased software. The acquisition of Interset Software Inc. in the 12 months ended 31 October 2019 gave rise to an addition of $61.2m to purchased intangibles (note 38). The acquisitions of the HPE Software business ($6,539.8m), COBOL-IT ($14.0m) and Covertix ($2.5m) in the 18 months ended 31 October 2018 gave rise to an addition of $6,556.3m to purchased intangibles (note 38).

Of the $17.0m of additions to product development costs, $16.5m (18 months to 31 October 2018: $44.4m) relates to internal product development costs and $0.5m (18 months ended 31 October 2018: $0.9m) to external consultants' product development costs.

At 31 October 2019, the unamortised lives of technology assets were in the range of two to 10 years, customer relationships in the range of one to 13 years and trade names in the range of 10 to 20 years. The HPE Software business acquired purchased intangibles, the largest component of the Group, have another 10 years life remaining for technology and 13 years life remaining for customer relationships purchased intangibles.

Included in the Consolidated statement of comprehensive income for the 12 months ended 31 October 2019 and the 18 months ended 31 October 2018 was:

For continuing operations:	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Cost of sales:		
– amortisation of product development costs	26.7	42.0
– amortisation of acquired purchased technology	200.1	280.5
Selling and distribution:		
– amortisation of acquired purchased trade names, customer relationships and lease contracts	455.6	549.9
Administrative expenses:		
– amortisation of purchased software	34.1	30.7
Total amortisation charge for the period	716.5	903.1
Research and development:		
– capitalisation of product development costs	16.5	44.4

12 Property, plant and equipment

	Note	Freehold land and buildings $m	Leasehold improvements $m	Computer equipment $m	Fixtures and fittings $m	Total $m
Cost						
At 1 November 2018		14.3	79.2	103.3	29.1	225.9
Acquisition – Interset Software Inc.	38	–	–	0.2	0.1	0.3
Additions		–	37.7	24.6	3.0	65.3
Disposals		–	(3.6)	(3.0)	–	(6.6)
Reclassification		–	–	19.8	(19.8)	–
Effects of movements in exchange rates		(0.3)	0.2	(0.5)	0.8	0.2
At 31 October 2019		14.0	113.5	144.4	13.2	285.1
Accumulated depreciation						
At 1 November 2018		2.2	34.3	36.6	8.5	81.6
Charge for the period		0.3	18.8	46.1	1.3	66.5
Disposals		–	(1.7)	(1.3)	–	(3.0)
Reclassification		–	–	4.6	(4.6)	–
Effects of movements in exchange rates		(0.3)	0.3	(0.9)	0.4	(0.5)
At 31 October 2019		2.2	51.7	85.1	5.6	144.6
Net book amount at 31 October 2019		11.8	61.8	59.3	7.6	140.5
Net book amount at 1 November 2018		12.1	44.9	66.7	20.6	144.3

12 Property, plant and equipment continued

Net book value of $15.2m of laptop computer equipment previously disclosed as fixtures and fitting have been reclassified as computer equipment in the period.

	Note	Freehold land and buildings $m	Leasehold improvements $m	Computer equipment $m	Fixtures and fittings $m	Total $m
Cost						
At 1 May 2017		14.3	27.3	32.6	6.0	80.2
Continuing operations:						
Acquisition – HPE Software business	38	–	56.5	79.5	24.1	160.1
Acquisition – COBOL-IT	38	–	–	0.1	–	0.1
Additions		–	10.4	33.3	6.4	50.1
Disposals		–	(7.5)	(27.1)	(4.6)	(39.2)
Effects of movements in exchange rates		–	(3.4)	(8.2)	(2.5)	(14.1)
Discontinued operation:						
Additions		–	–	2.0	–	2.0
Disposals		–	–	(0.1)	–	(0.1)
Effects of movements in exchange rates		–	–	0.3	–	0.3
Reclassification to current assets classified as held for sale	37	–	(4.1)	(9.1)	(0.3)	(13.5)
At 31 October 2018		14.3	79.2	103.3	29.1	225.9
Accumulated depreciation						
At 1 May 2017		1.8	12.7	22.1	2.7	39.3
Continuing operations:						
Charge for the period		0.4	26.3	50.7	11.2	88.6
Disposals		–	(4.0)	(26.9)	(3.7)	(34.6)
Effects of movements in exchange rates		–	(1.3)	(6.4)	(2.9)	(10.6)
Discontinued operation:						
Charge for the period		–	2.7	2.6	1.3	6.6
Disposals		–	–	–	–	–
Effects of movements in exchange rates		–	–	0.1	–	0.1
Reclassification to current assets classified as held for sale	37	–	(2.1)	(5.6)	(0.1)	(7.8)
At 31 October 2018		2.2	34.3	36.6	8.5	81.6
Net book amount at 31 October 2018		12.1	44.9	66.7	20.6	144.3
Net book amount at 1 May 2017		12.5	14.6	10.5	3.3	40.9

Depreciation for the 12 months ended 31 October 2019 of $66.5m (18 months ended 31 October 2018: $95.2m) is included within administrative expenses and cost of sales in the Consolidated statement of comprehensive income. The carrying value of computer equipment held under finance leases and hire purchase contracts as at 31 October 2019 was $20.9m (31 October 2018: $25.9m).

13 Related undertakings

In accordance with section 409 of the UK Companies Act 2006 (the "Act"), information on all related undertakings of the Group is set out below. Related undertakings are categorised in the Act as being "subsidiaries", "associated undertakings" and "significant holdings in undertakings other than subsidiary companies". The information below is stated as at 31 October 2019.

The definition of a subsidiary undertaking in the Act is different from the definition of that term under IFRS. As a result, related undertakings included within this list may not be the same as the related undertakings consolidated in the Group IFRS financial statements. All undertakings in which the Group has an equity interest of greater than 50% are considered as subsidiary undertakings for the purpose of this note.

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries				
1	Attachmate Australasia Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
2	Attachmate Group Australia Pty Limited	Australia	Ordinary Shares	Sale and support of software	1
3	Autonomy Australia Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
4	Autonomy Systems Australia Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
5	Borland Australia Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
6	Entco Australia Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
7	Micro Focus Australia Pty Ltd (formerly Entcorp Australia Pty Limited)	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
8	Micro Focus Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
9	Serena Software Pty Limited	Australia	Ordinary Shares AU$1.00	Sale and support of software	1
10	Borland Entwicklung GmbH	Austria	Registered capital	Development of software	2
11	Autonomy Belgium BVBA	Belgium	Ordinary Shares	Sale and support of software	3
12	Micro Focus Belgium BV (formerly Entco Belgium BVBA)	Belgium	Ordinary Shares	Sale and support of software	3
13	Micro Focus Srl (formerly Micro Focus SPRL)	Belgium	Ordinary Shares	Sale and support of software	4
14	Borland Latin America Ltda	Brazil	Quota R$$1.00	Sale and support of software	5
15	Cambridge Technology Partners do Brasil s.c. Ltda	Brazil	Quota R$$1.00	Dormant	5
16	Micro Focus Brasil Serviços de Tecnologia Ltda (formerly Entco Brasil Serviços de Tecnologia Ltda)	Brazil	Quota R$$1.00	Sale and support of software	5
17	Micro Focus Programmeação de Computadores Ltda	Brazil	Quota R$$1.00	Sale and support of software	5
18	Peregrinne Systems do Brasil Ltda	Brazil	Quota R$$1.00	Sale and support of software	6
19	Serena Software Do Brasil Ltda	Brazil	Quota R$$1.00	Sale and support of software	7
20	Verity Worldwide Limited	British Virgin Islands	Ordinary Shares US$50,000.00	Sale and support of software	8
21	Micro Focus APM Solutions Limited (EOOD)	Bulgaria	Ordinary Shares BGN1,000.00	Development of software	9
22	Micro Focus Bulgaria EOOD (formerly Entco Bulgaria EOOD)	Bulgaria	Ordinary Shares BGN1.00	Sale and support of software	10
23	Autonomy Systems (Canada) Limited	Canada	Class A Common Stock	Sale and support of software	11
24	Borland Canada Software ULC	Canada	Common Shares	Dormant	12
25	Entcorp Canada, Inc.	Canada	Common Stock	Sale and support of software	13

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries				
26	GWAVA ULC (formerly GWAVA Inc.)	Canada	Common Stock	Holding Company	12
27	Interset Software Inc.	Canada	Class A Preferred Shares Class B Preferred Shares Class B-1 Preferred Shares Class B-2 Preferred Shares Common Shares	Sale and support of software	14
28	Micro Focus (Canada) ULC	Canada	Common Shares	Development, sale and support of software	12
29	Micro Focus Acquisition ULC	Canada	Common Shares	Holding Company	15
30	Micro Focus Software (Canada), ULC	Canada	Common Shares	Sale and support of software	16
31	Micro Focus Software Solutions Canada Co./Solutions Logiciels Micro Focus Canada Cie. (formerly Entco Software Canada Co. Logiciels Entco Canada Cie)	Canada	Common Shares	Sale and support of software	17
32	NetManage Canada ULC	Canada	Common Shares	Dormant	12
33	Entco Bellatrix HoldCo	Cayman Islands	Ordinary Shares US$1.00	Sale and support of software	18
34	Entco Capital Co	Cayman Islands	Ordinary Shares US$1.00	Sale and support of software	18
35	Entco Investment Co	Cayman Islands	Ordinary Shares US$1.00	Sale and support of software	18
36	Micro Focus International Limited	Cayman Islands	Class A Ordinary Shares US$0.00001 Class B Ordinary Shares US$0.00001 Class C Ordinary Shares US$0.00001 Class L Ordinary Shares US$0.00001	Dormant	18
37	Micro Focus IP Limited	Cayman Islands	Class A Ordinary Shares €0.01 Class B Preferred Redeemable Shares €0.01	Holding Company	18
38	Entco Marigalante Limited	Cayman Islands	Ordinary Shares US$1.00	Sale and support of software	18
39	Autonomy Systems (Beijing) Limited Company	China	Registered Capital	Sale and support of software	19
40	Borland Software Corporation Beijing Representative Office	China	Branch	In liquidation	104
41	Shanghai Entco Software Technology Co., Limited	China	Registered Capital	Sale and support of software	20
42	Shanghai Entco Software Technology Co., Limited, Beijing Branch	China	Branch	Sale and support of software	21
43	Shanghai Entco Software Technology Co., Limited, Chongqing Branch	China	Branch	Sale and support of software	22
44	Shanghai Entco Software Technology Co., Limited, Shenzhen Branch	China	Branch	Sale and support of software	23
45	Singapore Micro Focus Pte Ltd Shanghai Representative Office	China	Branch	Sale and support of software	24

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries				
46	UK Micro Focus Limited Beijing Representative Office	China	Branch	Sale and support of software	25
47	Micro Focus CentroAmerica CAC Limiteda (formerly Entco CentroAmerica CAC Limitada)	Costa Rica	Quota CRC1,000.00	Sale and support of software	26
48	Micro Focus Costa Rica Limiteda (formerly Entco Costa Rica Limitada)	Costa Rica	Quota CRC1,000.00	Sale and support of software	26
49	NetIQ Software International Limited	Cyprus	Ordinary Shares of C£1.00	Dormant	103
50	Micro Focus Czechia s.r.o (formerly Entco Czechia, s.r.o.)	Czech Republic	Registered Capital	Sale and support of software	27
51	NOVL Czech s.r.o.	Czech Republic	Registered Capital	Dormant	28
52	Micro Focus Denmark, filial af Micro Focus AS, Norge (Branch)	Denmark	Branch	Sale and support of software	29
53	Micro Focus Software Denmark ApS (formerly Entco Denmark ApS)	Denmark	Ordinary Shares DKK1.00	Sale and support of software	29
54	Attachmate Middle East LLC	Egypt	Cash Shares LE100.00	In liquidation	105
55	Micro Focus AS, Filial i Finland (Branch)	Finland	Branch	Sale and support of software	30
56	Attachmate Group France SARL	France	Ordinary Shares €16.00	Sale and support of software	31
57	Borland (France) Sarl	France	Ordinary Shares €15.25	Sale and support of software	31
58	Cobol-IT, SAS	France	Ordinary Shares €1.00	Sale and support of software	31
59	Micro Focus France SAS (formerly Entco France SAS)	France	Ordinary Shares €1.00	Sale and support of software	32
60	Micro Focus SAS	France	Ordinary Shares €10.00	Sale and support of software	31
61	Attachmate Group Germany GmbH	Germany	Ordinary Shares €191,000.00	Sale and support of software	33
62	Borland GmbH	Germany	Ordinary Shares €49,500.00 Ordinary Shares €450,000.00 Ordinary Shares €100,000.00 Ordinary Shares €500.00	Dormant	33
63	GWAVA EMEA GmbH	Germany	Registered Capital	Sale and support of software	34
64	Micro Focus Deutschland GmbH (formerly Entco Deutschland GmbH)	Germany	Registered Capital	Sale and support of software	35
65	Micro Focus GmbH	Germany	Registered Capital	Sale and support of software	33
66	Novell Holdings Deutschland GmbH	Germany	Registered Capital	Holding Company	36
67	Serena Software GmbH	Germany	Registered Capital	Sale and support of software	37
68	Attachmate (Hong Kong) Limited	Hong Kong	Ordinary Shares HK$1.00	Dormant	38
69	Borland (H.K.) Limited	Hong Kong	Ordinary Shares HK$1.00	Dormant	38
70	EntCorp Hong Kong Limited	Hong Kong	Ordinary Shares HK$1.00	Sale and support of software	39
71	Micro Focus Limited Hong Kong (Branch)	Hong Kong	Branch	Sale and support of software	38

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries				
72	Micro Focus Software HK Limited (formerly Attachmate Group Hong Kong Limited)	Hong Kong	Ordinary Shares HK$10.00	Sale and support of software	38
73	NetIQ Asia Ltd.	Hong Kong	Ordinary Shares HK$1.00	Dormant	38
74	Autonomy Software Asia Private Limited	India	Equity Shares INR10.00	Sale and support of software	40
75	Borland Software India Private Limited	India	Equity Shares INR10.00	Dormant	41
76	Entco IT Services Private Limited	India	Equity Shares INR10.00	Sale and support of software	42
77	Interwoven, Inc., India Branch	India	Branch	Sale and support of software	43
78	Micro Focus India Private Limited	India	Equity Shares INR10.00	Support of software	41
79	Micro Focus Software India Private Limited	India	Equity Shares INR10.00	Development, sale and support of software	41
80	Micro Focus Software Solutions Private Limited (formerly Entco Software India Private Limited)	India	Equity Shares INR10.00	Sale and support of software	44
81	Novell India Private Ltd.	India	Equity Shares INR10.00	Dormant	45
82	Relativity Technologies Private Limited	India	Equity Shares INR10.00	Sale and support of software	41
83	Attachmate Ireland Limited	Ireland	Ordinary Shares €1.27	Sale and support of software	46
84	Entsoft Holding Ireland Unlimited Company	Ireland	Ordinary Shares US$1.00	Holding Company	46
85	Micro Focus (IP) Ireland Limited	Ireland	Ordinary Shares US$1.00	Dormant	47
86	Micro Focus (Ireland 1) Limited (formerly SUSE Linux Holdings Limited)	Ireland	Ordinary Shares US$1.00	Holding Company	47
87	Micro Focus (Ireland 2) Limited (formerly SUSE Linux Ireland Limited)	Ireland	Ordinary Shares US$1.00	Dormant	47
88	Micro Focus Finance Ireland Limited	Ireland	Ordinary Shares US$1.00	Holding Company	48
89	Micro Focus Galway Limited (formerly Entsoft Galway Limited)	Ireland	Ordinary Shares €1.00	Sale and support of software	46
90	Micro Focus Group Holdings Unlimited Company	Ireland	Ordinary Shares €1.00	Holding Company	47
91	Micro Focus International Holdings Limited	Ireland	Ordinary Shares €1.00	Holding Company	47
92	Micro Focus Ireland Limited	Ireland	Ordinary Shares €1.00	Development, sale and support of software	47
93	Micro Focus Software (Ireland) Limited	Ireland	Ordinary Shares €1.25 Ordinary Shares US$1.00	Development, sale and support of software	48
94	Micro Focus Software Solutions Ireland Limited (formerly Entsoft Ireland Limited)	Ireland	Ordinary Shares €1.00	Sale and support of software	46
95	NetIQ Europe Limited	Ireland	Ordinary Shares €1.00	Sale and support of software	46
96	NetIQ Ireland Limited	Ireland	Ordinary Shares €1.00	Holding Company	47
97	Novell Cayman Software International Unlimited Company	Ireland	Ordinary Shares US$1.00	Holding Company	47
98	Novell Cayman Software Unlimited Company	Ireland	Ordinary Shares US$1.00	Holding Company	47

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries				
99	Novell Ireland Real Estate Unlimited Company	Ireland	Ordinary Shares €1.25 A Ordinary Shares €1.25	Holding Company	47
100	Novell Software International Limited	Ireland	Ordinary Shares US$1.00	Holding Company	47
101	Micro Focus Interactive Israel Ltd (formerly Entco Interactive (Israel) Limited)	Israel	Ordinary Shares of NIS1.00	Sale and support of software	49
102	Micro Focus Israel Limited	Israel	Ordinary Shares NIS1.00	Development and support of software	50
103	Micro Focus Software Israel Ltd (formerly Entcorp Software Israel Limited)	Israel	Ordinary Shares NIS1.00	Sale and support of software	49
104	N.Y. NetManage (Yerushalayim) Ltd	Israel	Ordinary Shares NIS1.00	Dormant	51
105	Novell Israel Software International Limited	Israel	Ordinary Shares NIS1.00	In liquidation	106
106	Enterprise Corp Italiana S.r.l.	Italy	Registered Capital	Sale and support of software	52
107	Micro Focus Italiana S.r.l. (formerly Entco Italiana Srl)	Italy	Registered Capital	Sale and support of software	53
108	Micro Focus Srl	Italy	Registered Capital	Sale and support of software	53
109	Serena Software Europe Limited – Italy Branch	Italy	Branch	Sale and support of software	53
110	Verity Italia S.r.l.	Italy	Registered Capital	Sale and support of software	54
111	Entcorp Japan K.K.	Japan	Ordinary Shares	Sale and support of software	55
112	Micro Focus Enterprise Ltd	Japan	Ordinary Shares	Sale and support of software	56
113	Micro Focus LLC (formerly Micro Focus KK)	Japan	Interest in Capital	Sale and support of software	56
114	Novell Japan, Ltd	Japan	Common Stock	Sale and support of software	56
115	Serena Software Japan LLC (formerly Serena Software Japan KK)	Japan	Interest in Capital	Sale and support of software	56
116	Micro Focus Korea Limited	South Korea	Units KRW5000	Sale and support of software	57
117	Serena Software Europe Limited – Korea Branch	South Korea	Branch	Sale and support of software	58
118	Micro Focus Finance S.à r.l.	Luxembourg	Ordinary Shares US$1.00	In liquidation	59
119	Micro Focus Luxembourg S.à r.l. (formerly Entco Luxembourg Sarl)	Luxembourg	Ordinary Shares	Sale and support of software	59
120	Minerva Finance S.à r.l.	Luxembourg	Ordinary Shares US$1.00	In liquidation	59
121	Verity Luxembourg S.à r.l.	Luxembourg	Ordinary Shares €25.00	Sale and support of software	60
122	Micro Focus Malaysia Sdn. Bhd. (formerly Entco Software Malaysia Sdn. Bhd.)	Malaysia	Ordinary Shares RM1,000.00	Sale and support of software	61
123	Novell Corporation (Malaysia) Sdn. Bhd.	Malaysia	Ordinary Shares RM1.00	Sale and support of software	62
124	Micro Focus International Mexico, S. de R.L. de C.V. (formerly Entco México, S. de R.L. de C.V.)	Mexico	Equity Interest Quota MXN1.00	Sale and support of software	63
125	Micro Focus Limited Mexico (Branch)	Mexico	Branch	Sale and support of software	64

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries				
126	Micro Focus Software Mexico, S. De R.L. De C.V. (formerly Entco Software México, S. de R.L. de C.V.)	Mexico	Equity Interest Quota MXN1.00	Sale and support of software	63
127	Micro Focus Software Solutions Mexico, S. de R.L. de C.V. (formerly Entcorp Software México, S. de R.L. de C.V.)	Mexico	Equity Interest Quota MXN1.00	Sale and support of software	63
128	Attachmate Group Netherlands B.V.	Netherlands	Ordinary Shares €100.00	Sale and support of software	65
129	Authasas Advanced Authentication B.V.	Netherlands	Ordinary Shares €1.00	Dormant	65
130	Authasas B.V	Netherlands	Ordinary Shares A €1.00 Ordinary Shares B €1.00	Sale and support of software	65
131	Autonomy HoldCo B.V.	Netherlands	Ordinary Shares US$100.00	Sale and support of software	65
132	Autonomy Netherlands BV	Netherlands	Common Shares €100.00	Sale and support of software	65
133	Borland BV	Netherlands	Ordinary Shares €5.00	Sale and support of software	65
134	Entco Eastern Holding B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
135	Entco Gatriam Holding B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
136	Entco HoldCo I B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
137	Entco HoldCo II B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
138	Entco HoldCo III B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
139	Entco HoldCo IV B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
140	Entco Holding Berlin B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
141	Entco Holding Hague II B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
142	Entco Sinope Holding B.V.	Netherlands	Ordinary Shares US$100.00	Holding Company	65
143	Entcorp Nederland B.V.	Netherlands	Ordinary Shares €100.00	Sale and support of software	65
144	Micro Focus B.V.	Netherlands	Common Shares €100.00	Sale and support of software	65
145	Micro Focus Caribe Holding B.V. (formerly Entco Caribe B.V.)	Netherlands	Ordinary Shares US$100.00	Sale and support of software	65
146	Micro Focus Eastern Holding II B.V. (formerly Entco Eastern Holding II B.V.)	Netherlands	Ordinary Shares US$100.00	Holding Company	65
147	Micro Focus Enterprise B.V. (formerly Entco Enterprise B.V.)	Netherlands	Ordinary Shares US$100.00	Sale and support of software	65
148	Micro Focus HoldCo B.V. (formerly Entco HoldCo B.V.)	Netherlands	Ordinary Shares US$100.00	Holding Company	65
149	Micro Focus Holding Finance B.V. (formerly Entco Holding Finance B.V.)	Netherlands	Ordinary Shares US$100.00	Holding Company	65
150	Micro Focus Holding Hague B.V. (formerly Entco Holding Hague B.V.)	Netherlands	Ordinary Shares US$100.00	Holding Company	65
151	Micro Focus Holding PR B.V. (formerly Entco Puerto Rico B.V.)	Netherlands	Ordinary Shares US$100.00	Sale and support of software	65
152	Micro Focus International Trade B.V. (formerly Entco International Trade B.V.)	Netherlands	Ordinary Shares US$100.00	Sale and support of software	65
153	Micro Focus Nederland B.V. (formerly Entco Nederland B.V.)	Netherlands	Ordinary Shares US$100.00	Sale and support of software	65

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries				
154	Verity Benelux B.V.	Netherlands	Common Shares of €500.00	Sale and support of software	65
155	Micro Focus Software (New Zealand) Unlimited	New Zealand	Ordinary Shares	Sale and support of software	66
156	Micro Focus AS	Norway	Ordinary Shares NOK1,602.00	Sale and support of software	67
157	Entcorp Philippines, Inc.	Philippines	Common Stock PHP1.00	Sale and support of software	68
158	Micro Focus Polska sp. z o.o. (formerly Entco Polska sp. z.o.o.)	Poland	Ordinary Shares PLN500.00	Sale and support of software	69
159	Micro Focus S.L. – Sucursal Em Portugal (Branch)	Portugal	Branch	Sale and support of software	70
160	Novell Portugal – Informática Lda	Portugal	Ordinary Shares €14,864.18 Ordinary Shares €99.76	Sale and support of software	71
161	Micro Focus Caribe Holding B.V. LLC Branch (formerly Entco Caribe B.V. LLC)	Puerto Rico	Branch	Sale and support of software	72
162	Micro Focus Holding PR B.V. LLC Branch (formerly Entco Puerto Rico B.V. LLC)	Puerto Rico	Branch	Sale and support of software	73
163	Micro Focus Software Romania SRL (formerly Entco Software Romania SRL)	Romania	Ordinary Shares RON10.00	Sale and support of software	74
164	Limited Liability Company Micro Focus (formerly Limited Liability Company Entco)	Russian Federation	Interest in Capital	Sale and support of software	75
165	Micro Focus LLC	Saudi Arabia	Ordinary Shares SAR50	Sale and support of software	76
166	Autonomy Systems Singapore Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	77
167	Borland (Singapore) Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	78
168	Entco Software Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	77
169	Mercury Interactive (Singapore) Pte Ltd	Singapore	Ordinary Shares	In liquidation	107
170	Micro Focus Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	78
171	Micro Focus Software Pte. Ltd.	Singapore	Ordinary Shares	Sale and support of software	77
172	Autonomy Systems Software South Africa Pty Ltd	South Africa	Ordinary Shares ZAR1.00	Sale and support of software	79
173	Micro Focus Software South Africa (Pty) Ltd (formerly Attachmate Group South Africa (Pty) Limited)	South Africa	Ordinary Shares ZAR1.00	Sale and support of software	80
174	Micro Focus South Africa (Pty) Ltd	South Africa	Ordinary Shares ZAR1.00	Sale and support of software	80
175	Micro Focus Field Delivery Spain, S.L.U. (formerly Entco Field Delivery Spain, S.L.U.)	Spain	Ordinary Shares €1.00	Sale and support of software	81
176	Micro Focus S.L.U.	Spain	Registered Shares €9.00	Sale and support of software	82
177	Micro Focus Software Spain S.L.U. (formerly Entco Software Spain S.L.U.)	Spain	Ordinary Shares €1.00	Sale and support of software	81
178	Serena Software SA	Spain	Ordinary Shares €546.92	Sale and support of software	83

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries				
179	Micro Focus AS, Norge, filial i Sverige (Branch)	Sweden	Branch	Sale and support of software	84
180	Micro Focus Sverige AB (formerly Entco Sverige AB)	Sweden	Quota SEK1.00	Sale and support of software	84
181	Micro Focus Enterprise B.V., Amstelveen, Versoix Branch	Switzerland	Branch	Sale and support of software	85
182	Micro Focus GmbH	Switzerland	Quotas CHF100.00	Sale and support of software	86
183	Micro Focus International Suisse Sàrl (formerly Entco International Sàrl)	Switzerland	Ordinary Shares CHF1,000.00	Sale and support of software	85
184	Micro Focus Schweiz GmbH (formerly Entco Schweiz GmbH)	Switzerland	Ordinary Shares CHF100.00	Sale and support of software	86
185	Serena Software GmbH-Swiss Branch	Switzerland	Branch	Sale and support of software	87
186	Trilead GmbH	Switzerland	Ordinary Shares CHF100.00	Sale and support of software	88
187	Interwoven, Inc., Taiwan Branch	Taiwan	Branch	Sale and support of software	89
188	Novell (Taiwan) Co., Ltd.	Taiwan	Ordinary Shares NT$10.00	Sale and support of software	90
189	Micro Focus Enterprise Tunisia SARL	Tunisia	Ordinary Shares TND10.00	Sale and support of software	91
190	Micro Focus Teknoloji Çözümleri Limited Şirketi (formerly Entco Turkey Teknoloji Çözümleri Limited Şirketi)	Turkey	Ordinary Shares TRY25.00	Sale and support of software	92
191	Serena Software Ukraine LLC	Ukraine	Interest in Capital	Sale and support of software	93
192	Entco International SARL-Abu Dhabi – Branch	United Arab Emirates	Branch	Sale and support of software	94
193	Entco International SARL-Jebel Ali Free Zone – Branch	United Arab Emirates	Branch	Sale and support of software	95
194	Entco Software Services Middle East FZ-LLC	United Arab Emirates	Ordinary Shares AED1,000.00	Sale and support of software	96
195	Attachmate Sales UK Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	97
196	Autonomy Digital Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	108
197	Autonomy Systems Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	98
198	Borland (Holding) UK Ltd	United Kingdom	Ordinary Shares £1.00	Dormant	97
199	Borland (UK) Limited	United Kingdom	Ordinary Shares £1.00	Dormant	97
200	Entcorp Marigalante UK Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	98
201	Interwoven UK Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	108
202	Longsand Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	98
203	Merant Holdings	United Kingdom	Ordinary Shares £1.00	Holding Company	97
204	Meridio Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	109
205	Micro Focus (IP) Holdings Limited	United Kingdom	Ordinary Shares US$1.00	Dormant	97
206	Micro Focus (IP) Ltd	United Kingdom	Ordinary Shares £1.00	Holding Company	97
207	Micro Focus (US) Holdings	United Kingdom	Ordinary Shares US$1.00	Holding Company	97
208	Micro Focus APM Solutions Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	97

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,3]	Principal activities	Key to Registered office address
	Subsidiaries				
209	Micro Focus CHC Limited	United Kingdom	Ordinary Shares US$0.01 Redeemable Preference Shares US$1.00 C Preference Shares US$1.00	Holding Company	97
210	Micro Focus Foreign HoldCo Ltd (formerly Entco Foreign HoldCo Ltd)	United Kingdom	Ordinary Shares £1.00	Holding Company	98
211	Micro Focus Global Limited (formerly Novell U.K. Limited)	United Kingdom	Ordinary Shares £1.00	Sale and support of software	97
212	Micro Focus Group Limited	United Kingdom	Ordinary Shares £1.00	Holding Company	97
213	Micro Focus Holdings Unlimited	United Kingdom	Ordinary Shares £0.01	Holding Company	97
214	Micro Focus Integration Holdings Limited	United Kingdom	Ordinary Shares US$1.00	Holding Company	97
215	Micro Focus Integration Limited	United Kingdom	Ordinary Shares US$1.00	Sale and support of software	97
216	Micro Focus IP Development Limited	United Kingdom	Ordinary Shares US$1.00	Development and support of software	97
217	Micro Focus Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	97
218	Micro Focus MHC Limited	United Kingdom	A Ordinary Shares £0.00001 B Ordinary Shares £0.00001	Holding Company	97
219	Micro Focus Midco Holdings Limited	United Kingdom	Ordinary Shares US$0.01	Holding Company	97
220	Micro Focus Midco Limited	United Kingdom	Ordinary Shares US$0.0001	Holding Company	97
221	Micro Focus Situla Holding Ltd (formerly Entco Situla Holding Ltd)	United Kingdom	Ordinary Shares £1.00	Holding Company	98
222	Micro Focus Software (IP) Holdings Limited	United Kingdom	Ordinary Shares US$0.01 Preferred Shares US$1.00	Holding Company	97
223	Micro Focus Software Holdings Ltd (formerly Novell UK Software Limited)	United Kingdom	Ordinary Shares £1.00	Sale and support of software	97
224	Micro Focus Software UK Ltd (formerly Entcorp UK Ltd)	United Kingdom	Ordinary Shares £1.00	Sale and support of software	98
225	Micro Focus UK Limited	United Kingdom	Ordinary Shares £1.00	Dormant	97
226	NetIQ Limited	United Kingdom	Ordinary Shares £1.00	Dormant	97
227	Ryan McFarland Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	97
228	Serena Holdings	United Kingdom	Ordinary Shares US$1.00	Holding Company	97
229	Serena Software Europe Limited	United Kingdom	Ordinary Shares £1.00	Sale and support of software	97
230	XDB (UK) Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	97
231	ZANTAZ UK Limited	United Kingdom	Ordinary Shares £1.00	In liquidation	108
232	Attachmate Corporation	United States	Common Stock US$0.01	Development and support of software	99
233	Borland Corporation	United States	Common Stock US$0.01	Holding Company	100
234	Borland Software Corporation	United States	Common Stock US$0.01	Development and support of software	100
235	Borland Technology Corporation	United States	Common Stock US$0.01	Dormant	100
236	Entco Delaware LLC	United States	Interest in Capital	Sale and support of software	100

13 Related undertakings continued

	Company name	Country of incorporation	Class(es) of shares held[1,2]	Principal activities	Key to Registered office address
	Subsidiaries				
237	Entco Holdings, Inc.	United States	Common Stock US$0.01	Holding Company	100
238	Entco Technologies, Inc.	United States	Common Stock US$0.001	Sale and support of software	100
239	Entco, LLC	United States	Interest in Capital	Sale and support of software	100
240	GWAVA Technologies Inc	United States	Common Stock of US$1.00	Sale and support of software	100
241	Interset Software – US, Inc.	United States	Common Stock US$0.0001	Sale and support of software	100
242	MA FinanceCo., LLC	United States	Units	Holding Company	100
243	Marcel Holdings LLC	United States	Limited Liability Company Interest US$1.00	Sale and support of software	101
244	Micro Focus (US) Group, Inc	United States	Common Stock US$0.01	Holding Company	100
245	Micro Focus (US) International Holdings, Inc.	United States	Common Stock US$0.01	Holding Company	100
246	Micro Focus (US), Inc.	United States	Common Stock US$0.01	Development and support of software	100
247	Micro Focus Brazil Holdings LLC (formerly Entco Brazil Holdings LLC)	United States	Interest in Capital	Holding Company	100
248	Micro Focus Government Solutions LLC (formerly Entco Government Solutions LLC)	United States	Interest in Capital	Sale and support of software	100
249	Micro Focus LLC (formerly EntIT Software LLC)	United States	Limited Liability Company Interests	Sale and support of software	100
250	Micro Focus Software Inc.	United States	Voting Common Stock US$0.01 Non-voting Common Stock US$0.01	Development and support of software	100
251	MicroLink LLC	United States	Limited Liability Company Interests	Sale and support of software	102
252	NetIQ Corporation	United States	Common Stock US$0.001	Development and support of software	100
253	Novell Holdings, Inc.	United States	Common Stock US$0.01	Holding Company	100
254	Novell International Holdings, Inc.	United States	Common Stock US$0.01	Holding Company	100
255	Seattle SpinCo, Inc.	United States	Class A Common Stock US$0.01 Class B Common Stock US$0.01	Holding Company	100
256	Serena Software, Inc.	United States	Common Stock US$0.01	Holding Company	100
257	Spartacus Acquisition Holdings Corp	United States	Common Stock US$0.001	Holding Company	100
258	Stratify, Inc.	United States	Common Stock US$0.001	Sale and support of software	100
259	The Attachmate Group, Inc.	United States	Common Stock US$0.001	Holding Company	100
260	Vertica Systems, LLC	United States	Limited Liability Company Interests	Sale and support of software	100

1 The Group has a 100% equity ownership interest in each of the subsidiary undertakings, with the exception of Novell Japan Ltd, in which it has an 84.24% equity interest (note 32).
2 The ultimate parent company is Micro Focus International plc (the "Company"). The Company has a direct interest in Micro Focus Midco Holdings Limited and an indirect interest in all of the other related undertakings. The Company has an effective interest of 100% in all of the related undertakings listed in the table, save as disclosed in the above.

The financial results of all of the related undertakings listed above are included in the Group's consolidated financial statements. None of the related undertakings holds any shares in the Company.

13 Related undertakings continued

For each of the subsidiaries listed above, the Registered office or, in the case of undertakings other than subsidiaries, the principal place of business is as follows:

Registered office addresses:

Number	Address
1	Level 8, 76 Berry Street, North Sydney, NSW 2060, Australia
2	Donau Centre, Hauptstrasse 4-10, Linz, 4040, Austria
3	Officenter, Luchthavenlaan 27, 1800 Vilvoorde, Belgium
4	EU Parliament, 4th Floor, 37 De Meeussquare, Brussels, 1000, Belgium
5	Rua Joaquim Floriano, 466-12 Ander, Sao Paulo, CEP 04534-002, Brazil
6	Avenida das nações Unidas, nº 12.901, conjunto 2302, sala 72, Itaim Bibi, São Paulo, CEP 04578-000, Brazil
7	Rua Dom Jose de Barros, 177, 3rd Floor, Suite 302, Vila Buarque, Sao Paulo 01038-100, Brazil
8	Estera Corporate Services (BVI) Limited, Jayla Place Wickhams Cay 1, Road Town, Tortola, British Virgin Islands
9	76A James Bourchier Blvd, Lozenetz, Sofia, 1407, Bulgaria
10	1715 Sofia, Mladost district, Business Park Sofia, Building 9, Sophia, Bulgaria
11	200-204 Lambert Street, Whitehorse, Y1A 3T2, Canada
12	250 Howe Street, Suite 1400-C, Vancouver, BC V6C 3S7, Canada
13	Barker House, Suite 600, Fredericton E3B 6Z6, Canada
14	411 Legget Drive, Suite 503, Ottawa ON K2K 3C9, Canada
15	Suite 1700, Park Place, 666 Burrard Street, Vancouver BC V6C 2X8, Canada
16	4300 Bankers Hall West, 888 – 3rd Street S.W., Calgary, Alberta T2P 5C5, Canada
17	1300-1960 Upper Water Street, Halifax, Nova Scotia B3J 3R7, Canada
18	Estera Trust (Cayman) Limited, PO Box 1350, Clifton House, 75 Fort Street, Grand Cayman, KY1-1108, Cayman Islands
19	Unit 601, Block A, Yuanyang International Center, Building 56, Dong Si Huan Zhong Dong Road, Beijing, Chaoyang District, China
20	Floor 2, Building 1, No. 799 Naxian Road, Pilot Free Trade Zone, Shanghai, China
21	8 Guangshun Avenue South, B01, 3F, Building 1, Chaoyang District, China
22	No. 209, Chuangxin Plaza, No. 5 Keyuanyi Road, Jiulongpo District, Chongqing, China
23	14/F, Office 1436, Times Financial Center, 4001 Shennan Avenue, Futian District, Shenzhen, Guangdong, 518046, China or Unit H 1483 – 04, 14th Floor, Times Financial Center, 4001 Shennan Avenue, Fu'An Community, Futian Street, Shenzhen, Futian District, China
24	Room 810, Level 8, International Finance Center, Tower 2, 8 Century Avenue, Pudong, Shangahi 200120, P.R. China
25	Madrid 17-02F Suite, 17/F Ping An International Financial Center, Tower B, No. 3 Xin Yuan South Road, Chao Yang District, Beijing China 100027
26	San José, Cantón Montes de Oca, Distrito San Pedro, cincuenta metros al sur del Restaurante Le Chandelier, Edificio Blanco, Costa Rica
27	Za Brumlovkou 1559/5, Michle, Prague, 140 00, Czech Republic
28	Krizikova 148/34, Karlin, 186 00 Praha 8, Czech Republic
29	Borupvang 3, 2750, Ballerup, Denmark
30	Accountor Turku Oy, Yliopistonkatu 34,5 krs, Turku FI-20100
31	Tour, Atlantique, La Defense 9, 1 Place de la Pyramide, La Defense, Cedex, Paris, 92911, France
32	1 Avenue du Canada, Les Ulis, 91947, France
33	Fraunhoferstrasse 7, Ismaning, 85737, Germany
34	Von-Braun-Strabe 38a, 48683 Ahaus, Germany
35	Herrenberger Str. 140, 71034 Boeblingen, Germany
36	Maxfeldstr. 5, 90409 Nürnberg, Germany
37	Nöerdlicher Zubringer 9-11, 40470 Düsseldorf
38	21st floor, Henley Building, 5 Queen's Road Central, Hong Kong
39	19th Floor, Cityplaza One, 1111 King's Road, Taikoo Shing, Hong Kong
40	4th Floor, Laurel Building "A" Block, Bagmane Tech Park, Survey no.65/2, C.V.Raman Nagar, Byrasandra Village, KR Pura Hobli, Bangalore South Taluk, Bengaluru-560093, India
41	Laurel, Block D, 65/2, Bagmane Tech Park, C.V. Raman Nagar, Byrasasdraa Post, Bangalore 560093, India
42	4th Floor, Bagmane Tech Park, Olympia Building Survey Nos. 66/1, 66/66-1 & 66/1-3, CV Raman Nagar, Bangalore, 560093, India
43	602 MMTC House C-22 Bandra Kurla Complex Bandra East, Mumbai, MH 400051, India
44	66/1, 6th Floor, Olympia Building, Bagmane Tech Park, Byrasandra, C V Raman Nagar, Bangalore, Karnataka, 560093, India
45	Leela Galleria, 1st Floor, Andheri Kurla Road, Andheri (East), Mumbai – 400059, Maharashtra, India
46	Block A, Ballybrit Business Park, Ballybane Road, Galway, Eircode, NE2 2003, Ireland
47	One Spencer Dock, North Wall Quay, Dublin 1, Ireland
48	Corrig Court, Corrig Road, Sandyford Industrial Estate, Sandyford, Dublin 18, Ireland
49	5 Altalef St., Yahud, Israel

13 Related undertakings continued
Registered office addresses:

Number	Address
50	Matam Advanced Tech Center, Building 5/1, Haifa, 31 905, Israel
51	Scientific Industries Center, Haifa, 33263, Israel
52	Via Filippo Turati 8, 20121, Milan, Italy
53	Viale Sarca 235, 20126, Milan, Italy
54	Via Santa – Maria alla Porta n.9, 20123, Milan, Italy
55	No. 8 Center Plaza Bldg. 5F, 1-10-16 Horidomecho Nihonbashi, Chuo-ku, Tokyo 103-0012, Japan
56	Midtown Tower 19F, 9-7-1 Akasaka, Minato-ku, Tokyo, 107-6219, Japan
57	Yeoidodong, SK Building, 15F, 31 Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea
58	Gangnam Finance Centre, Level 41, 152 Teheren-ro, Gangnam-gu, Seoul – 06236 Korea
59	20, rue des Peupliers, L-2328 Luxembourg, Luxembourg
60	15, Boulevard F.W. Raiffeisen, L – 2411, Luxembourg
61	Level 11, 1 Sentral, Jalan Rakyat, Kuala Lumpur Sentral, 50470 59200 Kuala Lumpur, Malaysia
62	Unit 501 Lvl 5 Uptwn 1, 1 Jalan SS2, Selangor Darul Ehsan, Malaysia
63	Av. Periférico Sur 6751, Col. Toluquilla, Municipio Tlaquepaque, Jalisco, CP 45610, Mexico
64	Insurgentes Sur 1898, Pisos 12 y 14, Col. La Florida, Mexico City 1020, Mexico
65	Van Deventerlaan 31-51, 3528 AG Utrecht, The Netherlands
66	Level 8, 188 Quay Street, Auckland, 1010, New Zealand
67	7th Floor, Dronning Eufemias gate 16, 0191 Oslo, Norway
68	2/F Three World Square, Upper Mckinley Road, Taguig City, Philippines
69	Centrum Biurowe Globis, Powstańców Śląskich 7A, 53-332, Wrocław, Poland
70	Centro Empresarial Torres de Lisboa, Rua Tomás da Fonseca, Torre G, 1.º, 1600-209 Lisbon, Portugal
71	Centro Empresarial Torres de Lisboa, Rua Tomás da Fonseca, Torre G, 1600-203 Lisbon, Portugal
72	110 Highway North Km. 28, Bldg. #1, Aguadilla, 00603, Puerto Rico
73	350 Chardon Avenue, Chardon Tower, Suite 801, San Juan, 00918, Puerto Rico
74	2nd District, 3 George Constantinescu Street, BOC Office Building, Bucharest, Romania
75	Leningradskoye shosse 16 A, building 3, floor 10, premise XV, room 16, 125171, Moscow, Russian Federation
76	Maazar Street, Futuro Tower, 3rd Floor, P.O. Box 69171, Riyadh 11547, Saudi Arabia
77	#12-04/06, 1 Harbourfront Place, Harbourfront Tower 1, 098633, Singapore
78	80 Robinson Road #02 – 00, 068898, Singapore
79	PO Box 2238, Florida Hills, 1716, South Africa
80	Morning View Office Park, 255 Rivonia Road, Morningside, South Africa
81	Calle José Echegaray 8, Las Rozas de Madrid, 28232 Madrid, Spain
82	Paseo de la Castellana 42, Madrid, 28046, Spain
83	Ronda General Mitre 28-30, Barcelona 08017, Spain
84	Kronborgsgränd 1, 164 46 Kista, Stockholm, Sweden
85	Chemin Jean-Baptiste Vandelle 3A, 1290 Versoix, Switzerland
86	Ueberlandstrasse 1, 8600 Dubendorf, Switzerland
87	Kirchgasse 24, 8001 Zurich, Switzerland
88	Rembach 7, 8852, Altendorf, Switzerland
89	10F.-1 No.66, Jing Mao 2nd Road, Nangang Distric, Taipei City, 115, Taiwan
90	Room B 26/F #216 Tun-Hwa S Road Sec, Taipei ROC 106, Taiwan
91	ZI Chotrana, Technopole El Ghazala, Lot No 45, Ariana, 2088, Tunisia
92	AND Plaza Kozyatağa İçerenköy Mahallesi Umut Sk. 10/12, Kat: 16 34752 Ataşehir/İstanbul, Turkey
93	13 Pimonenko str., building 1, Office 18/22, Kiev 04050, Ukraine
94	Al Hilal Building, Al Falah Road, Office 318, Abu Dhabi, United Arab Emirates
95	JAFZA One building, Unit No. AB 1005, Jebel Ali Free Zone, Dubai, United Arab Emirates
96	1204-1205, Floor 12 Al Shatha Tower, Dubai, United Arab Emirates
97	The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, United Kingdom, RG14 1QN, England
98	Cain Road, Amen Corner, Bracknell, Berkshire, RG12 1HN, United Kingdom
99	505 Union Ave SE STE120, Olympia, WA 98501, USA
100	The Corporation Trust Company, Corporation Trust Center, 1209 Orange St, Wilmington, New Castle, DE 19801, USA
101	Corporation Service Company, 251 Little Falls Drive, Wilmington, New Castle, DE19808, USA
102	4701 Cox Road, Suite 285, Henrico County, Glen Allen VA 23060, United States
103	54 Digeni Akrita, Akritas 2nd Floor, Office 201-202, PC 1061, Nicosia, Cyprus
104	Room 1213A Tower B, Full Link Plaza, No 18 Chaoyangmen Wai Avenue, Chaoyang District, Beijing, China
105	19 Helmy El Masry Street, Almaza, Cairo, Egypt
106	17 Hatidhar St., Raannana, 43665, Israel
107	450 Alexandra Road, Singapore 119960, Singapore
108	Autonomy House, Cambridge Business Park, Cambridge, Cambridgeshire, CB4 0WZ
109	The Innovation Centre, Northern Ireland Science Park, Queen's Road, Queens Island, Belfast, BT3 9DT

14 Other non-current assets

	31 October 2019 $m	31 October 2018 $m
Employee benefit deposit	33.4	31.1
Long-term rent deposits	4.9	4.1
Long-term prepaid expenses	4.5	2.9
Other	1.2	0.7
	44.0	38.8

Employee benefit deposits are held in Germany ($16.4m), Israel ($11.9m), Italy ($2.4m) and the Netherlands ($2.7m) (31 October 2018: Germany $15.4m, Israel $10.2m, Italy $2.7m and the Netherlands $2.8m). Employers in Germany, Italy and Israel are required by law to maintain funds to satisfy certain employee benefit liabilities, including free time off and compensation for involuntary termination of employment. These investment-based deposits are managed by third parties and the carrying values are marked-to-market based on third-party investment reports. In addition, a cash deposit was held in the Netherlands on behalf of certain employees to cover legacy employment subsistence benefits.

15 Inventories

	31 October 2019 $m	31 October 2018 $m
Work in progress	–	–
Finished goods	0.1	0.2
	0.1	0.2

The Group utilised $0.1m (18 months to 31 October 2018: $0.3m) of inventories included in cost of sales during the 12 months to 31 October 2019.

16 Trade and other receivables

	31 October 2019 $m	31 October 2018 $m
Trade receivables	877.9	1,089.6
Loss allowance	(42.4)	(41.9)
Trade receivables net	835.5	1,047.7
Prepayments	53.9	60.0
Other receivables	87.2	79.0
Contract assets	56.3	85.3
	1,032.9	1,272.0

Concentrations of credit risk with respect to trade receivables are limited due to the Group's customer base being large and unrelated. The Group considers the credit quality of trade and other receivables on a customer-by-customer basis. The Group considers that the carrying value of the trade and other receivables that is disclosed below gives a fair presentation of the credit quality of the assets. This is considered to be the case as there is a low risk of default due to the high number of recurring customers and credit control policies. In determining the recoverability of a trade receivable, the Group considers the ageing of each debtor and any change in the circumstances of the individual receivable. Due to this, management believes there is no further credit risk provision required in excess of the normal provision determined by the expected credit loss methodology applied.

At 31 October 2019 and 31 October 2018, the carrying amount approximates the fair value of the instrument due to the short-term nature of the instrument. The trade receivables of $877.9m at 31 October 2019 (31 October 2018: $1,089.6m) are net of the $nil (31 October 2018: $21.5m) loss allowance in the opening balance sheet for the HPE Software business (note 38) as amounts provided in the prior period have been utilised in the current period.

As at 31 October 2019, a loss allowance of $42.4m (31 October 2018: $41.9m) was recognised for trade receivables.

16 Trade and other receivables continued

The ageing of these receivables is as follows:

	Current $m	Up to three months $m	Three to four months $m	Over four months $m	Total $m
31 October 2019:					
Gross trade receivables	**696.0**	**110.1**	**8.9**	**62.9**	**877.9**
Loss allowance	**(8.9)**	**(3.8)**	**(1.5)**	**(28.2)**	**(42.4)**
Net trade receivables	**687.1**	**106.3**	**7.4**	**34.7**	**835.5**
31 October 2018:					
Gross trade receivables	798.5	153.4	13.6	124.1	1,089.6
Loss allowance	–	–	(3.6)	(38.3)	(41.9)
Net trade receivables	798.5	153.4	10.0	85.8	1,047.7

Movements in the Group provision for impairment of trade receivables were as follows:

	31 October 2019 $m	31 October 2018 $m
At 1 November/1 May (calculated under IAS 39)	**41.9**	2.6
Accounting policy change (IFRS 9 – recognised against retained earnings on 1 November 2018)	**20.0**	–
Revised 1 November/1 May	**61.9**	2.6
Loss allowance provided in the period	**16.0**	40.0
Receivables written off as uncollectable	**(35.5)**	(0.7)
At 31 October	**42.4**	41.9

The creation and release of the loss allowance for receivables have been included in selling and distribution costs in the Consolidated statement of comprehensive income. Amounts charged in the allowance account are generally written off when there is no expectation of recovering additional cash. The Group does not hold any collateral as security.

The loss allowance for trade receivables is measured at an amount equal to the life-time expected credit losses as allowed for by IFRS 9. Prior to the adoption of IFRS 9 on 1 November 2018, trade receivables were stated net of allowances for estimated irrecoverable amounts due to the identification of a loss event (the incurred loss method).

Contract assets relate to amounts not yet due from customers and contain no amounts past due.

17 Contract-related costs

	31 October 2019 $m	31 October 2018 $m
Current	**19.3**	–
Non-current	**31.5**	–
	50.8	–

The Group capitalise the costs of obtaining a customer contract when they are incremental and, if expected to be recovered, they are amortised over the customer life or pattern of revenue for the related contract.

Normally sales commissions paid for customer contract renewals are not commensurate with the commissions paid for new contracts. It follows that the commissions paid for new contracts also relate to expected future renewals of these contracts. Accordingly, we amortise sales commissions paid for new customer contracts on a straight-line basis over the expected customer life, based on expected renewal frequency. The current average customer life is five years. If the expected amortisation period is one year or less the Group expenses the costs when incurred.

As at 1 November 2018, the date of transition to IFRS 15, the capitalised commissions paid for uncompleted contracts were $64.7m ($35.4m was disposed of as part of the discontinued operation), of which $14.1m were current and $50.6m non-current.

The amortisation expenses in the period for the costs of obtaining customer contracts were $10.2m.

17 Contract-related costs continued

Amortisation of the capitalised costs of obtaining customer contracts is classified as sales and marketing expense. Capitalised costs from customer contracts are classified as non-financial assets in our statement of financial position.

	31 October 2019 $m	31 October 2018 $m
Asset recognised from costs incurred to acquire a contract	31.4	–
Amortisation and impairment loss recognised as cost of providing services during the period	(10.2)	–

18 Cash and cash equivalents

	Note	31 October 2019 $m	31 October 2018 $m
Cash at bank and in hand		292.2	387.1
Short-term bank deposits		63.5	236.7
		355.7	623.8
Reclassification to current assets classified as held for sale	37	–	(2.9)
Cash and cash equivalents		355.7	620.9

At 31 October 2019 and 31 October 2018, the carrying amount approximates to the fair value. The Group's credit risk on cash and cash equivalents is limited as the counterparties are well established banks with high credit ratings. The credit quality of cash and cash equivalents is as follows:

	31 October 2019 $m	31 October 2018 $m
S&P/Moody's/Fitch rating:		
AAA	69.8	231.5
AA-	87.6	81.0
A+	144.4	260.4
A	23.4	20.1
A-	14.4	3.8
BBB+	1.7	4.5
BBB	4.5	1.0
BBB-	0.8	0.6
BB+	0.8	2.0
BB	0.3	–
BB-	6.3	15.2
B+	0.2	–
CCC+	–	0.2
C-	–	0.3
Not rated	1.5	0.3
	355.7	620.9

Where the opinions of the rating agencies differ, the lowest applicable rating has been assigned to the counterparty.

19 Trade and other payables – current

	31 October 2019 $m	31 October 2018 $m
Trade payables	105.0	46.1
Tax and social security	80.7	46.5
Accruals	425.3	584.3
	611.0	676.9

At 31 October 2019 and at 31 October 2018, the carrying amount approximates to the fair value. At 31 October 2019 accruals include vacation and payroll – $88.4m (31 October 2018: $147.0m), commission and employee bonuses – $74.9m (31 October 2018: $162.7m), integration and divestiture expenses – $26.4m (31 October 2018: $44.5m) and consulting and audit fees – $36.9m (31 October 2018: $30.3m).

20 Borrowings

	31 October 2019 $m	31 October 2018 $m
Bank loan secured	4,775.0	4,996.9
Unamortised prepaid facility arrangement fees and original issue discounts	(104.3)	(151.0)
	4,670.7	4,845.9

	31 October 2019			31 October 2018		
Reported within:	Bank loan secured $m	Unamortised prepaid facility arrangement fees and original issue discounts $m	Total $m	Bank loan secured $m	Unamortised prepaid facility arrangement fees and original issue discounts $m	Total $m
Current liabilities	–	–	–	50.3	(46.6)	3.7
Non-current liabilities	4,775.0	(104.3)	4,670.7	4,946.6	(104.4)	4,842.2
	4,775.0	(104.3)	4,670.7	4,996.9	(151.0)	4,845.9

In April 2019, early repayments totalling $200.0m in total were made against the existing term loans, utilising some of the proceeds from the sale of the SUSE business. As a result of this no further repayments are expected within the next 12 months. The term of the loans remains unchanged.

The following facilities were drawn as at 31 October 2019:

- The $1,414.7m senior secured term loan B-2 issued by MA FinanceCo LLC is priced at LIBOR plus 2.25% (subject to a LIBOR floor of 0.00%);
- The $368.2m senior secured seven-year term loan B-3 issued by MA FinanceCo LLC is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;
- The $2,486.3m senior secured seven-year term loan B issued by Seattle SpinCo. Inc. is priced at LIBOR plus 2.50% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and
- The €452.8m m (equivalent to $505.8m) senior secured seven-year term loan B issued by MA FinanceCo LLC is priced at EURIBOR plus 2.75% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following facilities were undrawn as at 31 October 2019:

- A senior secured revolving credit facility of $500.0m ("Revolving Facility") with an interest rate of 3.25% above LIBOR on amounts drawn (and 0.375% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. At 31 October 2019, $nil of the Revolving Facility was drawn together with $4,775.0m of Term Loans giving gross debt of $4,775.0m drawn. As a covenant test is only applicable when the Revolving Facility is drawn down by 35% or more, and $nil of Revolving Facility was drawn at 31 October 2019, no covenant test is applicable.

20 Borrowings continued

The movements on the Group loans in the period were as follows:

	Term Loan B-2 $m	Term Loan B-3 $m	Seattle Spinco Term Loan B $m	Euro Term Loan B $m	Revolving Facility $m	Total $m
At 1 May 2017	1,515.2	–	–	–	80.0	1,595.2
Acquisitions	–	–	2,600.0	–	–	2,600.0
Draw downs	–	385.0	–	523.8	135.0	1,043.8
Repayments	(11.4)	(2.9)	(19.5)	(4.1)	(215.0)	(252.9)
Foreign exchange	–	–	–	10.8	–	10.8
At 31 October 2018	1,503.8	382.1	2,580.5	530.5	–	4,996.9
At 1 November 2018	**1,503.8**	**382.1**	**2,580.5**	**530.5**	**–**	**4,996.9**
Draw downs	**–**	**–**	**–**	**–**	**–**	**–**
Repayments	**(89.1)**	**(13.9)**	**(94.2)**	**(15.4)**	**–**	**(212.6)**
Foreign exchange	**–**	**–**	**–**	**(9.3)**	**–**	**(9.3)**
At 31 October 2019	**1,414.7**	**368.2**	**2,486.3**	**505.8**	**–**	**4,775.0**

Borrowings are stated after deducting unamortised prepaid facility fees and original issue discounts. Facility arrangement costs and original issue discounts are amortised between three and six years. Long-term borrowings with a carrying value of $4,775.0m before unamortised prepaid facility fees, have a fair value estimate of $4,686.0m based on trading prices as at 31 October 2019.

Maturity of borrowings

The maturity profile of the anticipated future cash flows including interest in relation to the Group's borrowings on an undiscounted basis, which therefore, differs from both the carrying value and fair value, is as follows:

As at 31 October 2019:

	Term Loan B-2 $m	Term Loan B-3 $m	Seattle Spinco Term Loan B $m	Euro Term Loan B $m	Revolving Facility $m	Total $m
Within one year	**61.6**	**17.0**	**114.6**	**14.1**	**1.9**	**209.2**
In one to two years	**61.5**	**16.9**	**114.3**	**14.6**	**1.9**	**209.2**
In two to three years	**1,419.8**	**18.5**	**124.1**	**19.3**	**1.6**	**1,583.3**
In three to four years	**–**	**20.6**	**139.4**	**19.1**	**–**	**179.1**
In four to five years	**–**	**373.5**	**2,522.6**	**503.6**	**–**	**3,399.7**
In more than five years	**–**	**–**	**–**	**–**	**–**	**–**
At 31 October 2019	**1,542.9**	**446.5**	**3,015.0**	**570.7**	**5.4**	**5,580.5**

	Less than 1 year $m	1-3 years $m	3-5 years $m	After 5 years $m	Total $m
Debt principal repayment	**–**	**1,431.7**	**3,343.3**	**–**	**4,775.0**
Interest payment on debt	**209.2**	**360.6**	**235.7**	**–**	**805.5**
At 31 October 2019	**209.2**	**1,792.3**	**3,579.0**	**–**	**5,580.5**

20 Borrowings continued
As at 31 October 2018:

	Term Loan B-2 $m	Term Loan B-3 $m	Seattle Spinco Term Loan B $m	Euro Term Loan B $m	Revolving Facility $m	Total $m
Within one year	84.3	22.4	151.2	20.1	1.9	279.9
In one to two years	83.8	22.2	150.2	20.0	1.9	278.1
In two to three years	82.9	22.0	148.6	19.8	1.9	275.2
In three to four years	1,462.1	21.8	147.4	19.6	1.6	1,652.5
In four to five years	–	21.6	146.1	19.5	–	187.2
In more than five years	–	374.2	2,526.8	512.7	–	3,413.7
At 31 October 2018	1,713.1	484.2	3,270.3	611.7	7.3	6,086.6

	Less than 1 year $m	1-3 years $m	3-5 years $m	After 5 years $m	Total $m
Debt principal repayment	50.3	100.7	1,528.8	3,317.1	4,996.9
Interest payment on debt	229.6	452.6	310.9	96.6	1,089.7
At 31 October 2018	279.9	553.3	1,839.7	3,413.7	6,086.6

Assets pledged as collateral
An all assets security has been granted in the US and England & Wales by certain members of the Micro Focus Group organised in such jurisdictions, including security over intellectual property rights and shareholdings of such members of the Micro Focus Group.

21 Finance leases

	31 October 2019 $m	31 October 2018 $m
Current	11.8	13.6
Non-current	11.7	14.9
	23.5	28.5

Finance lease liabilities – minimum lease payments:

	31 October 2019 $m	31 October 2018 $m
Within one year	13.1	15.1
Between one and five years	12.5	16.0
	25.6	31.1
Future lease charges	(2.1)	(2.6)
	23.5	28.5

The carrying value of computer equipment held under finance leases and hire purchase contracts as at 31 October 2019 was $20.9m (31 October 2018: $25.9m) (note 12).

Finance lease liabilities – present value of minimum lease payments:

	31 October 2019 $m	31 October 2018 $m
Within one year	11.8	13.6
Between one and three years	10.8	13.3
Between three and five years	0.9	1.6
	23.5	28.5

The Group's obligations under finance leases are secured by charges over the related leased assets. The weighted average fixed interest rate on the outstanding finance lease liabilities is 7.5% (31 October 2018: 8.5%).

22 Current tax receivables, current tax liabilities and non-current tax liabilities

Current tax receivables

	31 October 2019 $m	31 October 2018 $m
Corporation tax	**40.1**	24.5

The current tax receivable at 31 October 2019 is $40.1m (31 October 2018: $24.5m).

Current tax liabilities

	31 October 2019 $m	31 October 2018 $m
Corporation tax	**104.0**	124.1

The current tax creditor at 31 October 2019 is $104.0m (31 October 2018: $124.1m). The current tax creditor includes liabilities in respect of uncertain tax positions, net of overpayments.

Within current tax liabilities is $78.3m (31 October 2018: $67.7m) in respect of the Group income tax reserve, the majority of which relates to the risk of challenge from the local tax authorities. The Group does not anticipate that there will be any material change to these provisions in the next 12 months. Due to the uncertainty associated with such tax items, it is possible that at a future date, on conclusion of open tax matters, the final outcome may vary significantly.

Non-current tax liabilities

	31 October 2019 $m	31 October 2018 $m
Corporation tax	**119.7**	131.0

The non-current tax creditor is $119.7m (31 October 2018: $131.0m). The non-current creditor reflects the US transition tax payable more than 12 months after the balance sheet date.

23 Contract liabilities

	31 October 2019 $m	31 October 2018 $m
Current	**1,045.9**	1,134.7
Non-current	**149.9**	178.1
	1,195.8	1,312.8

Contract liabilities as at 31 October 2019 were $1,195.8m (31 October 2018: $1,312.8m). The movement in contract liabilities in the period mainly results from new amounts being deferred, where the billing is advance of satisfaction of the related performance obligation, and amounts being recognised as revenue, where performance obligations have been satisfied. The amount of revenue recognised in the reporting period that was included in the contract liability balance as at 1 November 2018 was $1,134.7m.

Revenue billed but not recognised in the Consolidated statement of comprehensive income under the Group's accounting policy for revenue recognition is classified as contract liabilities in the consolidated statement of financial position to be recognised in future periods. Contract liabilities primarily relates to undelivered maintenance and subscription services on billed contracts.

Remaining performance obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognised which includes unearned revenue and amounts that will be invoiced and recognised as revenue in future periods. The remaining revenue allocated to future performance obligations was $1,468.9m as at 31 October 2019, of which approximately 80% of the revenue is expected to be recognised over the next 12 months and the remainder thereafter.

This amount mostly comprises obligations to provide maintenance and SaaS subscriptions as the contracts have durations of one or multiple years.

24 Provisions

	31 October 2019 $m	31 October 2018 $m
Onerous leases and dilapidations	34.2	35.1
Restructuring	36.4	50.7
Legal	5.7	7.0
Other	2.1	–
Total	**78.4**	92.8
Current	29.3	57.4
Non-current	49.1	35.4
Total	**78.4**	92.8

	Note	Onerous leases and dilapidations $m	Restructuring $m	Legal $m	Other $m	Total $m
At 1 November 2018		35.1	50.7	7.0	–	92.8
Acquisitions – Interset Software Inc.	38	–	–	–	0.7	0.7
Additional provision in the period		19.2	49.4	5.4	2.1	76.1
Released		(7.4)	(19.8)	(6.2)	–	(33.4)
Utilisation of provision		(13.9)	(43.5)	(0.5)	(0.7)	(58.6)
Unwinding of discount		1.1	–	–	–	1.1
Effects of movements in exchange rates		0.1	(0.4)	–	–	(0.3)
At 31 October 2019		34.2	36.4	5.7	2.1	78.4
Current		9.5	12.0	5.7	2.1	29.3
Non-current		24.7	24.4	–	–	49.1
Total		34.2	36.4	5.7	2.1	78.4

	Note	Onerous leases and dilapidations $m	Restructuring $m	Legal $m	Other $m	Total $m
At 1 May 2017		16.3	12.1	3.2	0.5	32.1
Continuing operations:						
Acquisitions – HPE Software business	38	11.3	21.4	36.5	–	69.2
Additional provision in the period		17.7	133.4	1.4	–	152.5
Released		(3.9)	(3.7)	(4.7)	(0.4)	(12.7)
Utilisation of provision		(5.6)	(110.0)	(29.3)	(0.1)	(145.0)
Effects of movements in exchange rates		(0.7)	(2.5)	(0.1)	–	(3.3)
Discontinued operation:						
Additional provision in the period		2.8	0.2	–	–	3.0
Reclassification of current assets classified as held for sale	37	(2.8)	(0.2)	–	–	(3.0)
At 31 October 2018		35.1	50.7	7.0	–	92.8
Current		11.2	39.2	7.0	–	57.4
Non-current		23.9	11.5	–	–	35.4
Total		35.1	50.7	7.0	–	92.8

24 Provisions continued

Onerous leases and dilapidations provisions

The onerous lease and dilapidations provision relates to leased Group properties and this position is expected to be fully utilised within eight years. An additional provision of $19.2m was recorded in the 12 months ended 31 October 2019, mainly across European and US sites, as the property portfolio was reassessed, including planned site vacations and a review of obligations to restore leased property at the end of the lease period.

The provision was increased by $29.0m in the 18 months ended 31 October 2018, due to the acquisition of the HPE Software business ($11.3m) and relating to legal obligations to restore leased properties at the end of the lease period and a reassessment of sites across North America, United Kingdom, Israel and Australia ($17.7m). Provisions of $3.9m were released following the renegotiation/exit of leases of two North American properties.

Restructuring provisions

Restructuring provisions relate to severance resulting from headcount reductions. The majority of provisions are expected to be fully utilised within 24 months. Restructuring costs are reported within exceptional costs (note 4).

Legal provisions

Legal provisions include the directors' best estimate of the likely outflow of economic benefits associated with on-going legal matters. Further information on legal matters can be found in note 35, contingent liabilities.

Other provisions

Other provisions during the 12 months ended 31 October 2019 relate to interest on uncertain tax provisions of $2.1m. Releases of other provisions during the 18 months ended 31 October 2018 relate to future fees no longer considered likely to be incurred.

25 Pension commitments

a) Defined contribution

The Group has established a number of pension schemes around the world covering many of its employees. The principal funds are those in the US, UK and Germany. These were funded schemes of the defined contribution type.

Pension costs for defined contributions schemes are as follows:

Continuing operations	Note	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Defined contribution schemes	33	**32.7**	43.3

b) Defined benefit

	31 October 2019 $m	31 October 2018 $m
Within non-current assets:		
Long-term pension assets	**17.1**	16.7
Within non-current liabilities:		
Retirement benefit obligations	**(141.4)**	(110.4)

The acquisition and subsequent integration of the software segment of Hewlett Packard Enterprise Company ("HPE Software") on 1 September 2017 added 27 defined benefit plans primarily in France, Germany and Switzerland.

As of 31 October 2019 there are a total of 30 defined benefit plans in 10 countries around the world (31 October 2018: 30). The highest concentration of the pension schemes are in Germany, where the Group sponsors 11 separate schemes that comprise over 85% of the total net retirement benefit obligation recorded in our Consolidated statement of financial position. Our German schemes are primarily final salary pension plans, which provide benefits to members in the form of a guaranteed level of pension payable for life in the case of retirement, disability and death. The level of benefits provided depends not only on the final salary but also on members' length of service, social security ceiling and other factors. Although most of these schemes in Germany are funded at some level, there are no funding requirements in Germany. There are no requirements for the appointment of independent trustees in Germany, and all of these schemes are administered locally with the assistance of German pension experts. Final pension entitlements, including benefits for death in service and disability amounts, are calculated by these experts. Plan assets for three of our German schemes include re-insurance contracts with guaranteed interest rates, while the majority of the schemes invest in funds focusing on equities and debt instruments. Most of our German schemes are closed to new entrants, however, two of the schemes are open to new members.

25 Pension commitments continued

The remainder of the Group's defined benefit schemes are comprised of a mix of final salary plans, termination or retirement indemnity plans and other types of statutory plans that provide a one-time benefit at termination. Final pension entitlements are calculated by local administrators in the applicable country. They also complete calculations for cases of death in service and disability. Where required by local or statutory requirements, some of the schemes are governed by an independent Board of Trustees that is responsible for the investment strategies with regard to the assets of the funds, however, other schemes are administered locally with the assistance of local pension experts. Many of the Group's plans outside of Germany are funded and the Group makes at least the minimum contributions required by local government, funding and taxing authorities. Plan assets for these schemes include a range of assets including investment funds or re-insurance contracts. Not all of these plans are closed for new membership. The Group sponsors 10 plans outside of Germany that are open to new members, most of which are termination or retirement indemnity plans or statutory plans providing a one-time benefit at termination, retirement, death or disability. As a result of the acquisition of HPE Software, the Group participates in multi-employer plans in Switzerland and Japan. These plans are accounted for as defined benefit plans and the Group's obligations are limited to the liabilities of our employees.

Long-term pension assets

Long-term pension assets relate to the contractual arrangement under insurance policies held by the Group with guaranteed interest rates that do not meet the definition of a qualifying insurance policy as they have not been pledged to the plan or beneficiaries and are subject to the creditors of the Group. Such arrangements are recorded in the Consolidated statement of financial position as long-term pension assets. These contractual arrangements are treated as financial assets measured at fair value through Other comprehensive income. Movement in the fair value of long-term pension assets is included in Other comprehensive income. All non-plan assets are held in Germany.

The movement on the long-term pension asset is as follows:

	Note	31 October 2019 $m	31 October 2018 $m
As at 1 November/1 May		**16.7**	22.0
Reclassification to assets held for sale		**0.1**	(1.5)
Interest on non-plan assets	6	**0.3**	0.6
Benefits paid		**(0.1)**	(0.2)
Contributions		**0.3**	0.5
Included within other comprehensive income:			
– Change in fair value assessment		**0.4**	(6.1)
– Actuarial gain on non-plan assets		**–**	0.3
		0.4	(5.8)
Effects of movements in exchange rates		**(0.6)**	1.1
As at 31 October		**17.1**	16.7
Included within other comprehensive income:			
Continuing operations		**0.3**	(5.3)
Discontinued operation		**0.1**	(0.5)
		0.4	(5.8)

The non-plan assets are considered to be Level 3 asset under the fair value hierarchy as of 31 October 2019. These assets have been valued by an external insurance expert by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. There have been no transfers between levels for the period ended 31 October 2019 (31 October 2018: none).

25 Pension commitments continued

Retirement benefit obligations

The following amounts have been included in the Consolidated statement of comprehensive income for defined benefit pension arrangements:

	Note	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Current service charge		9.0	12.6
Past service credit		–	(5.5)
Charge to operating profit	33	9.0	7.1
Current service charge – discontinued operations		0.1	0.3
Interest on pension scheme liabilities		4.2	5.2
Interest on pension scheme assets		(1.8)	(2.4)
Charge to finance costs	6	2.4	2.8
Total continuing charge to profit for the period		11.5	10.2

Past service credits are the result of headcount reductions under the Group's restructuring and integration activities relating to the acquisition of the HPE Software business (note 38).

The contributions for the year ended 31 October 2020 are expected to be broadly in line with the 12 months to 31 October 2019. The Group funds the schemes so that it makes at least the minimum contributions required by local government, funding and taxing authorities.

The following amounts have been recognised as movements in the statement of other comprehensive income:

	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Actuarial return on assets excluding amounts included in interest income	5.9	0.6
Re-measurements – actuarial gains/(losses):		
– Demographic	(1.6)	0.3
– Financial	(38.8)	(11.1)
– Experience	8.4	1.9
	(32.0)	(8.9)
Reclassification from defined contribution scheme to defined benefit scheme	–	(2.1)
Movement in the period	(26.1)	(10.4)
Continuing operations	(26.2)	(8.9)
Discontinued operation	0.1	(1.5)
	(26.1)	(10.4)

The weighted average key assumptions used for the valuation of the schemes were:

	31 October 2019			31 October 2018		
	Germany	Rest of World	Total	Germany	Rest of World	Total
Rate of increase in final pensionable salary	2.50%	3.09%	2.65%	2.50%	2.75%	2.61%
Rate of increase in pension payments	1.75%	1.50%	1.75%	2.00%	1.50%	1.99%
Discount rate	1.09%	1.71%	1.20%	1.83%	2.14%	1.92%
Inflation	1.75%	1.16%	1.69%	2.00%	1.26%	1.89%

During the 12 months ended 31 October 2019, the model used to derive our discount rates was updated to better reflect yields on corporate bonds over the life of our schemes. The key difference in the revised model lies in the extrapolation of yields in the outlying years of the curve and uses AA government bond rates to determine these yields. This change resulted in a decrease in our defined benefit obligation of approximately $14.0m. The old and revised models are both considered standard models devised by our external consolidating actuary.

25 Pension commitments continued

The mortality assumptions for the German schemes are set based on the 'Richttafeln 2018 G' by Prof. Dr. Klaus Heubeck. The mortality assumptions for the remaining schemes are set based on actuarial advice in accordance with published statistics and experience in each territory.

These assumptions translate into a weighted average life expectancy in years for a pensioner retiring at age 65:

	31 October 2019			31 October 2018		
	Germany	Rest of World	Total	Germany	Rest of World	Total
Retiring at age 65 at the end of the reporting period:						
Male	20	20	20	20	20	20
Female	23	23	23	23	23	23
Retiring 15 years after the end of the reporting period:						
Male	22	23	22	22	22	22
Female	25	26	25	25	25	25

The net liability included in the Consolidated statement of financial position arising from obligations in respect of defined benefit schemes is as follows:

	31 October 2019			31 October 2018		
	Germany	Rest of World	Total	Germany	Rest of World	Total
Present value of defined benefit obligations	213.5	48.0	261.5	173.8	47.4	221.2
Fair values of plan assets	(92.0)	(28.1)	(120.1)	(82.1)	(28.7)	(110.8)
	121.5	19.9	141.4	91.7	18.7	110.4

The defined benefit obligation has moved as follows:

	31 October 2019								
	Germany			Rest of World			Total		
Defined benefit obligations	Defined benefit obligations $m	Scheme assets $m	Retirement benefit obligations $m	Defined benefit obligations $m	Scheme assets $m	Retirement benefit obligations $m	Defined benefit obligations $m	Scheme assets $m	Retirement benefit obligations $m
At 1 November 2018	173.8	(82.1)	91.7	47.4	(28.7)	18.7	221.2	(110.8)	110.4
Reclassification to assets held for sale	0.3	–	0.3	0.2	(0.2)	–	0.5	(0.2)	0.3
Current service cost	6.0	–	6.0	3.1	–	3.1	9.1	–	9.1
Past service credit	–	–	–	–	–	–	–	–	–
Benefits paid	(0.4)	0.3	(0.1)	(4.2)	4.1	(0.1)	(4.6)	4.4	(0.2)
Contributions by plan participants	1.5	(1.5)	–	0.3	(0.3)	–	1.8	(1.8)	–
Contribution by employer	–	(0.3)	(0.3)	–	(4.2)	(4.2)	–	(4.5)	(4.5)
Interest cost/(income) (note 6)	3.1	(1.5)	1.6	1.1	(0.3)	0.8	4.2	(1.8)	2.4
Included within Other comprehensive income:									
Re-measurements – actuarial (gains) and losses:									
– Demographic	1.6	–	1.6	–	–	–	1.6	–	1.6
– Financial	34.0	–	34.0	4.8	–	4.8	38.8	–	38.8
– Experience	(3.2)	–	(3.2)	(5.2)	–	(5.2)	(8.4)	–	(8.4)
Actuarial return on assets excluding amounts included in interest income	–	(8.0)	(8.0)	–	2.1	2.1	–	(5.9)	(5.9)
	32.4	(8.0)	24.4	(0.4)	2.1	1.7	32.0	(5.9)	26.1
Effects of movements in exchange rates	(3.2)	1.1	(2.1)	0.5	(0.6)	(0.1)	(2.7)	0.5	(2.2)
At 31 October 2019	213.5	(92.0)	121.5	48.0	(28.1)	19.9	261.5	(120.1)	141.4

25 Pension commitments continued

	31 October 2018								
	Germany			Rest of World			Total		
Defined benefit obligations	Defined benefit obligations $m	Scheme assets $m	Retirement benefit obligations $m	Defined benefit obligations $m	Scheme assets $m	Retirement benefit obligations $m	Defined benefit obligations $m	Scheme assets $m	Retirement benefit obligations $m
At 1 May 2017	36.5	(5.7)	30.8	–	–	–	36.5	(5.7)	30.8
HPE Software business acquisition	121.1	(77.0)	44.1	60.4	(33.0)	27.4	181.5	(110.0)	71.5
Reclassification to assets held for sale	(4.8)	0.7	(4.1)	(4.3)	2.9	(1.4)	(9.1)	3.6	(5.5)
Current service cost	7.7	–	7.7	5.2	–	5.2	12.9	–	12.9
Past service credit	(0.8)	–	(0.8)	(4.7)	–	(4.7)	(5.5)	–	(5.5)
Benefits paid	(0.3)	0.1	(0.2)	(9.3)	9.3	–	(9.6)	9.4	(0.2)
Contributions by plan participants	1.5	(1.5)	–	1.0	(0.8)	0.2	2.5	(2.3)	0.2
Contribution by employer	–	(0.1)	(0.1)	–	(3.9)	(3.9)	–	(4.0)	(4.0)
Interest cost/(income) (note 6)	4.0	(2.0)	2.0	1.2	(0.4)	0.8	5.2	(2.4)	2.8
Included within Other comprehensive income:									
Re-measurements – actuarial (gains) and losses:									
– Demographic	(0.1)	–	(0.1)	(0.2)	–	(0.2)	(0.3)	–	(0.3)
– Financial	13.8	–	13.8	(2.7)	–	(2.7)	11.1	–	11.1
– Experience	0.5	–	0.5	(2.4)	–	(2.4)	(1.9)	–	(1.9)
Actuarial return on assets excluding amounts included in interest income	–	(0.2)	(0.2)	–	(0.4)	(0.4)	–	(0.6)	(0.6)
Reclassification from defined contribution scheme to defined benefit scheme	–	–	–	5.5	(3.4)	2.1	5.5	(3.4)	2.1
	14.2	(0.2)	14.0	0.2	(3.8)	(3.6)	14.4	(4.0)	10.4
Effects of movements in exchange rates	(5.3)	3.6	(1.7)	(2.3)	1.0	(1.3)	(7.6)	4.6	(3.0)
At 31 October 2018	173.8	(82.1)	91.7	47.4	(28.7)	18.7	221.2	(110.8)	110.4

25 Pension commitments continued

None of the plan assets are represented by financial instruments of the Group. None of the plan assets are occupied or used by the Group. The major categories of the plan assets are as follows:

	31 October 2019								
	Germany			Rest of World			Total		
	Quoted $m	Unquoted $m	Total $m	Quoted $m	Unquoted $m	Total $m	Quoted $m	Unquoted $m	Total $m
Funds that invest in:									
– Equity instruments	39.8	–	39.8	–	5.5	5.5	39.8	5.5	45.3
– Debt instruments	46.6	–	46.6	3.0	6.0	9.0	49.6	6.0	55.6
– Real estate	–	–	–	–	3.1	3.1	–	3.1	3.1
Cash and cash equivalents	–	–	–	–	1.7	1.7	–	1.7	1.7
Re-insurance contracts with guaranteed interest rates*	–	5.6	5.6	–	–	–	–	5.6	5.6
Other	–	–	–	–	8.8	8.8	–	8.8	8.8
Total	86.4	5.6	92.0	3.0	25.1	28.1	89.4	30.7	120.1

	31 October 2018								
	Germany			Rest of World			Total		
	Quoted $m	Unquoted $m	Total $m	Quoted $m	Unquoted $m	Total $m	Quoted $m	Unquoted $m	Total $m
Funds that invest in:									
– Equity instruments	42.3	–	42.3	7.6	1.6	9.2	49.9	1.6	51.5
– Debt instruments	34.3	–	34.3	3.1	5.1	8.2	37.4	5.1	42.5
– Real estate	–	–	–	2.0	0.1	2.1	2.0	0.1	2.1
Cash and cash equivalents	–	–	–	–	2.3	2.3	–	2.3	2.3
Re-insurance contracts with guaranteed interest rates*	–	5.5	5.5	–	–	–	–	5.5	5.5
Other	–	–	–	–	6.9	6.9	–	6.9	6.9
Total	76.6	5.5	82.1	12.7	16.0	28.7	89.3	21.5	110.8

* The majority of the re-insurance contracts have guaranteed interest rates of 4.0%, with the remaining at 3.25% or 2.75%.

Risk management

Through its defined benefit schemes the Group is exposed to a number of risks, the most significant of which are detailed below:

- Changes in bond yields – A decrease in corporate bond yields will increase the Group's IAS 19 plan liabilities, although this will be partially offset by increases in the value of scheme assets.
- Inflation – Some of the Group pension obligations are linked to inflation, and higher inflation will lead to higher liabilities.
- Life expectancy – The majority of the plan obligations are to provide benefits over the life of the member, so increases in life expectancy will result in an increase in the plan liabilities as benefits would be paid over a longer period.
- Asset returns – Returns on plan assets are subject to volatility and may not move in line with plan liabilities. The Group ensures that the investment positions are managed within an asset liability matching ("ALM") to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework the Group's objective is to match assets to the pension obligations by investing in assets that match the benefit payments as they fall due and in the appropriate currency.

25 Pension commitments continued

Sensitivities

The table below provides information on the sensitivity of the defined benefit obligation to changes to the most significant actuarial assumptions. The table shows the impact of changes to each assumption in isolation, although, in practice, changes to assumptions may occur at the same time and can either offset or compound the overall impact on the defined benefit obligation.

These sensitivities have been calculated using the same methodology as used for the main calculations. The weighted average duration of the defined benefit obligation is 25 years for Germany and 14 years for all other schemes.

	Germany		Rest of World	
	Change in assumption	Change in defined benefit obligation	Change in assumption	Change in defined benefit obligation
Discount rate for scheme liabilities	0.50%	(11.5%)	0.50%	(6.7%)
Price inflation	0.25%	3.8%	0.25%	0.9%
Salary growth rate	0.50%	1.0%	0.50%	3.6%
Life expectancy	1 year	3.7%	1 year	1.3%

26 Other non-current liabilities

	31 October 2019 $m	31 October 2018 $m
Accruals	50.4	58.0
	50.4	58.0

Accruals includes employee benefit liability $33.3m (31 October 2018: $31.0m) that relates to employee obligations in certain countries, a deferred gain on real estate $8.1m (31 October 2018: $14.0m) relating to free-rent incentives or tenant improvement allowances given by landlords and an IT contractual liability $6.6m (31 October 2018: $11.3m).

27 Financial instruments

The tables below set out the values of financial and non-financial assets and liabilities.

	Note	Financial 31 October 2019 $m	Non-financial 31 October 2019 $m	Total 31 October 2019 $m	Financial 31 October 2018 $m	Non-financial 31 October 2018 $m	Total 31 October 2018 $m
Financial and non-financial assets							
Non-current							
Long-term pension assets	25	17.1	–	17.1	16.7	–	16.7
Derivative financial instruments							
– Interest rate swaps	31	–	–	–	–	86.4	86.4
Current							
Cash and cash equivalents	18	355.7	–	355.7	620.9	–	620.9
Trade and other receivables	16	922.7	110.2	1,032.9	1,212.0	60.0	1,272.0
		1,295.5	110.2	1,405.7	1,849.6	146.4	1,996.0

27 Financial instruments continued

	Note	Financial 31 October 2019 $m	Non-financial 31 October 2019 $m	Total 31 October 2019 $m	Financial 31 October 2018 $m	Non-financial 31 October 2018 $m	Total 31 October 2018 $m
Financial and non-financial liabilities – financial liabilities at amortised cost							
Non-current							
Derivative financial instruments							
– Interest rate swaps		36.5	–	36.5	–	–	–
Borrowings (gross)	20	4,775.0	–	4,775.0	4,946.6	–	4,946.6
Finance leases	21	11.7	–	11.7	14.9	–	14.9
Provisions	24	49.1	–	49.1	35.4	–	35.4
Current							
Borrowings (gross)	20	–	–	–	50.3	–	50.3
Finance leases	21	11.8	–	11.8	13.6	–	13.6
Trade and other payables	19	530.3	80.7	611.0	676.9	–	676.9
Provisions	24	29.3	–	29.3	57.4	–	57.4
		5,443.7	80.7	5,524.4	5,795.1	–	5,795.1

Fair value measurement

For trade and other receivables, cash and cash equivalents, trade and other payables, obligations under finance leases and provisions, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade and other receivables, allowances are made for credit risk.

Long-term borrowings with a carrying value of $4,775.0m before unamortised prepaid facility fees, have a fair value estimate of $4,686.0m based on trading prices as at 31 October 2019 (note 20).

Derivative financial instruments measured at fair value are classified as level 2 in the fair value measurement hierarchy as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates.

There were no transfers of assets or liabilities between levels of the fair value hierarchy during the period.

The Group has four interest rate swaps which are designated in a hedge relationship and also utilised forward exchange contracts to fix Sterling equivalent on the April 2019 Return of Value to shareholders (note 29) and the April 2019 and September 2019 dividend payments. The forward contracts were not designated for formal hedge accounting and matured for delivery within the reporting period.

	31 October 2019 $m	31 October 2018 $m
Derivative financial instruments – non-current asset – interest rate swaps	–	86.4
Derivative financial instruments – non-current liabilities – interest rate swaps	(36.5)	–
	(36.5)	86.4

Derivative financial instruments

Derivatives are only used for economic hedging purposes and not as speculative investments. Four interest rate swaps are in place with a total notional value of $2.25bn to hedge against the impact of potential rises in interest rates until 30 September 2022. The swaps are designated against the $2,486.3m (note 20) loan issued by Seattle SpinCo. Inc. and the notional value covers 52.7% of the overall dollar loan principal outstanding for the Group.

The swap contracts require settlement of net interest receivable or payable on a monthly basis. The fixed interest rate for each swap is 1.949% and the Group receives a variable rate in line with LIBOR. The Seattle loan is priced at LIBOR (with a floor) plus a current margin of 2.50% with the swaps aimed at addressing the risk of a rising LIBOR element. As such, the total interest cost of the hedged element of the Seattle loan is 4.44%. For the period to 31 October 2019, net interest received for the swaps amounted to $9.9m. For the life of the swap, net interest received amounted to $6.5m.

27 Financial instruments continued

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic effectiveness assessments (adjusted for credit risk) to ensure that an economic relationship exists between the hedged item and the hedging instrument. The testing determined that the hedge was highly effective throughout the financial reporting period for which the hedge was designated.

The impact of changes in the fair value of interest rate swaps in the year ended 31 October 2019 is shown in the Consolidated statement of comprehensive income. Note 31 shows the derivative financial instruments relating to hedging transactions entered into in the period ended 31 October 2019 (other reserves).

	31 October 2019 $m	31 October 2018 $m
Carrying amount	(36.5)	86.4
Notional amount (4 x $562.5m)	2,250.0	2,250.0
Maturity date	30 Sept 2022	30 Sept 2022
Change in fair value of outstanding hedging instruments (note 31)	(122.9)	86.4
Change in value of hedging instruments adjusted for credit risk	(121.9)	84.7

Credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at 31 October 2019 was:

	Note	31 October 2019 $m	31 October 2018 $m
Trade receivables (gross)	16	877.9	1,089.6
Cash and cash equivalents	18	355.7	620.9
Total		1,233.6	1,710.5

The Group applies the IFRS 9 expedited approach to measuring expected credit losses, which uses a lifetime expected credit loss allowance for all trade receivables.

A provision of the lifetime expected credit loss is established upon initial recognition of the underlying asset by predicting the future cash flows based upon the days past due status of an invoice and other relevant information. The model uses historical collection data along with historical credit losses experienced. The loss allowance is adjusted for forward-looking factors specific to the receivable and the economic environment.

Trade receivables are written off when there is no reasonable expectation of recovery. Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

On that basis, the loss allowance as at 31 October 2019 and 1 November 2018 (on adoption of IFRS 9) was determined as follows for trade receivables (note 16):

	31 October 2019 $'m	31 October 2018 $'m
At 1 November/1 May – calculated under IAS 39	41.9	2.6
Accounting policy change – IFRS 9 (recognised against retained earnings on 1 November 2018)	20.0	–
	61.9	2.6
Loss allowance provided in the period	16.0	40.0
Receivables written off as uncollectable	(35.5)	(0.7)
At 31 October	42.4	41.9

In the prior period, the impairment of trade receivables was assessed based on the incurred loss model. Individual receivables which were known to be uncollectable were written off by reducing the carrying amount directly. The other receivables were assessed collectively to determine whether there was objective evidence that an impairment had been incurred but not yet been identified. Receivables for which an impairment provision was recognised were written off against the provision when there was no expectation of recovering additional cash.

27 Financial instruments continued

Market risk

The Group's treasury function aims to reduce exposures to interest rate, foreign exchange and other financial risks, to ensure liquidity is available as and when required, and to invest cash assets safely and profitably. The Group does not engage in speculative trading in financial instruments. The treasury function's policies and procedures are reviewed and monitored by the Audit committee and are subject to internal audit review.

Foreign exchange risk

The Group's currency exposures comprise those that give rise to net currency gains and losses to be recognised in the Consolidated statement of comprehensive income as well as gains and losses on consolidation, which go to reserves. Such exposures reflect the monetary assets and liabilities of the Group that are not denominated in the operating or functional currency of the operating unit involved and the Group's investment in net assets in currencies other than US Dollar.

Note 3 shows the impact on the Consolidated statement of comprehensive income of foreign exchange losses in the 12 months ended 31 October 2019 of $11.3m (18 months ended 31 October 2018: $37.4m gain).

Sensitivity analysis

The Group's principal exposures in relation to market risks are the changes in the exchange rates between the US Dollar and transactions made in other currencies as well as changes in US Dollar LIBOR interest rates. Foreign exchange exposures for all re-measuring balances are tracked and reported to management.

The key drivers are cash, borrowings and inter-company positions with trade receivables and trade payables having less relative aggregate exposure. As at 31 October 2019, the key aggregate exposures involved the Euro, British Sterling, Japanese Yen, Israeli Shekel and Canadian Dollar. The table below illustrates the equity sensitivity analysis of the Group exposures to movements in currency and interest rates.

Key aggregate currency exposures	Group exposure $m	+/- 5% $m	+/- 10% $m	+/- 1% interest $m
Euro	512.6	25.6	51.2	
GBP	137.2	6.8	13.7	
JPY	69.6	3.5	6.9	
ILS	36.7	1.8	3.7	
CAN$	26.1	1.3	2.6	
Borrowings – Interest rate LIBOR +1% (based on gross debt excluding the effects of hedging)	n/a	n/a	n/a	47.75

Capital risk management

The Group's objective when managing its capital structures is to minimise the cost of capital while maintaining adequate capital to protect against volatility in earnings and net asset values. The strategy is designed to maximise shareholder return over the long-term.

The only financial covenant attaching to these facilities relates to the Revolving Facility, which is subject to an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. The facility was not utilised as at 31 October 2019 and therefore no covenant test is applicable.

The capital structure of the Group at the Consolidated statement of financial position date is as follows:

	Note	31 October 2019 $m	31 October 2018 $m
Bank and other borrowings (net of arrangement fees)	20	4,670.7	4,845.9
Finance lease obligations	21	23.5	28.5
Less cash and cash equivalents	18	(355.7)	(620.9)
Total net debt		4,338.5	4,253.5
Total equity		6,276.3	7,792.0
Debt/equity %		69.1%	54.6%

Borrowings are shown here net of unamortised prepaid facility arrangement fees of $104.3m (31 October 2018: $151.0m). Gross borrowings are $4,775.0m (31 October 2018: $4,996.9m).

27 Financial instruments continued

Change in liabilities arising from financing activities for interest bearing loans (note 20) and finance leases (note 21) were as follows:

	Interest bearing loans $m	Finance leases $m	Total $m
At 1 November 2018	4,996.9	28.5	5,025.4
Draw down/New leases	–	9.0	9.0
Repayments	(212.6)	(14.9)	(227.5)
Foreign exchange	(9.3)	0.9	(8.4)
At 31 October 2019	4,775.0	23.5	4,798.5

28 Deferred tax

Net deferred tax liability	Note	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
At 1 November/1 May		(1,170.5)	(118.5)
Credited/(debited) to consolidated statement of comprehensive income:		188.7	(17.1)
– Continuing operations	7	156.4	(27.6)
– Discontinued operation		32.3	10.5
Credited directly to equity in relation to share options		(7.6)	(23.7)
Credited to other comprehensive income:		27.0	4.3
– Continuing operations		27.0	3.8
– Discontinued operation		–	0.5
Acquisition of subsidiaries:		–	(1,957.4)
Acquisition of subsidiaries – HPE Software business	38	–	(1,953.5)
Acquisition of subsidiaries – COBOL-IT	38	–	(3.9)
Impact of adoption of IFRS 9		4.4	–
Impact of adoption of IFRS 15		(17.3)	–
Foreign exchange adjustment		(11.8)	11.6
Reclassification to current assets held for sale	37	–	(1.6)
Effect of change in tax rates – charged to Consolidated statement of comprehensive income		–	931.9
At 31 October		(987.1)	(1,170.5)

Deferred tax assets and liabilities below are presented net where there is a legally enforceable right to offset and the intention to settle on a net basis.

28 Deferred tax continued

Deferred tax assets

	Tax losses and interest restrictions $m	Share-based payments $m	Deferred revenue $m	Prepaid royalty $m	Tax credits $m	Intangible fixed assets $m	Other temporary differences $m	Total $m
At 1 May 2017	56.7	43.7	44.5	–	33.8	5.9	23.6	208.2
Acquisition of subsidiaries – HPE Software business	4.5	–	(36.5)	332.0	39.0	–	43.7	382.7
(Charged)/credited to Consolidated statement of comprehensive income – continuing operations	(13.5)	0.1	45.2	(201.4)	(46.1)	(0.8)	14.1	(202.4)
Credited directly to equity	–	(23.7)	–	–	–	–	–	(23.7)
Debited to Other comprehensive income	–	–	–	–	–	–	4.3	4.3
Foreign exchange adjustment	–	(0.3)	–	–	–	–	–	(0.3)
Reclassification to current assets held for sale	–	–	–	–	–	–	(1.6)	(1.6)
Effect of change in tax rates – credited to Consolidated statement of comprehensive income	(21.1)	(2.4)	66.7	(88.7)	3.0	(2.1)	(13.3)	(57.9)
Subtotal	26.6	17.4	119.9	41.9	29.7	3.0	70.8	309.3
Jurisdictional offsetting								(309.3)
At 31 October 2018								–

	Tax losses and interest restrictions $m	Share-based payments $m	Deferred revenue $m	Prepaid royalty $m	Tax credits $m	Intangible fixed assets $m	Other temporary differences $m	Total $m
At 1 November 2018	**26.6**	**17.4**	**119.9**	**41.9**	**29.7**	**3.0**	**70.8**	**309.3**
(Charged)/credited to Consolidated statement of comprehensive income – continuing operations	**73.9**	**(5.1)**	**(12.0)**	**(41.9)**	**(22.9)**	**(3.0)**	**12.7**	**1.7**
Credited/(charged) to Consolidated statement of comprehensive income – discontinued operation	**–**	**–**	**0.7**	**–**	**–**	**–**	**(12.3)**	**(11.6)**
Credited directly to equity	**–**	**(7.6)**	**–**	**–**	**–**	**–**	**–**	**(7.6)**
Debited to Other comprehensive income	**–**	**–**	**–**	**–**	**–**	**–**	**13.0**	**13.0**
Foreign exchange adjustment	**–**	**0.3**	**–**	**–**	**–**	**–**	**–**	**0.3**
Impact of adoption of IFRS 9	**–**	**–**	**–**	**–**	**–**	**–**	**4.4**	**4.4**
Subtotal	**100.5**	**5.0**	**108.6**	**–**	**6.8**	**–**	**88.6**	**309.5**
Jurisdictional offsetting								**(309.5)**
At 31 October 2019								**–**

A deferred tax charge to equity of $7.6m (31 October 2018: $23.7m) arises during the period in relation to share-based payments. The change is primarily due to the decrease in the Group's share price during the 12 months ended 31 October 2019.

The deferred tax asset relating to other temporary differences of $88.6m as at 31 October 2019 (31 October 2018: $70.8m) has increased during the current period primarily due to hedging movements and also includes temporary differences arising on fixed assets, short-term temporary differences and defined benefit pension schemes. The deferred tax asset relating to tax losses and interest restrictions has increased by $73.9m during the 12 months ended 31 October 2019 due to the recognition of the deferred tax asset relating to interest restrictions. Deferred tax assets are recognised in respect of tax losses carried forward to the extent that the realisation of the related tax benefit through the utilisation of future taxable profits is probable.

28 Deferred tax continued

The Group did not recognise deferred tax assets in relation to the following gross temporary differences, the expiration of which is determined by the tax law of each jurisdiction:

	Expiration: 2020 $m	2021 $m	2022 $m	2023 $m	2024 $m	Thereafter $m	No expiry $m	Total $m
At 31 October 2019								
Type of temporary difference:								
Losses	**56.3**	**99.2**	**40.1**	**33.6**	**41.8**	**2,191.6**	**50.7**	**2,513.3**
Credits	**3.5**	**3.6**	**2.1**	**1.3**	**0.7**	**1.7**	**28.9**	**41.8**
Other	**–**	**–**	**–**	**–**	**–**	**–**	**23.9**	**23.9**
Total	**59.8**	**102.8**	**42.2**	**34.9**	**42.5**	**2,193.3**	**103.5**	**2,579.0**

	Expiration: 2019 $m	2020 $m	2021 $m	2022 $m	2023 $m	Thereafter $m	No expiry $m	Total $m
At 31 October 2018								
Type of temporary difference:								
Losses	35.2	66.1	99.2	37.5	33.6	2,117.7	95.6	2,484.9
Credits	2.2	4.4	4.0	2.4	1.3	5.2	196.4	215.9
Other	1.9	–	–	–	–	–	47.7	49.6
Total	39.3	70.5	103.2	39.9	34.9	2,122.9	339.7	2,750.4

Deferred tax liabilities

	Intangible fixed assets $m	Other temporary differences $m	Total $m
At 1 May 2017	(311.7)	(15.0)	(326.7)
Acquisition of subsidiaries – HPE Software business	(2,324.1)	(12.1)	(2,336.2)
Acquisition of subsidiaries – COBOL-IT	(3.9)	–	(3.9)
Charged/(credited) to Consolidated statement of comprehensive income – continuing operations	186.8	(12.0)	174.8
Charged to Consolidated statement of comprehensive income – discontinued operations	10.5	–	10.5
Foreign exchange adjustment	11.9	–	11.9
Effect of change in tax rates – charged to Consolidated statement of comprehensive income	982.0	7.8	989.8
Subtotal	(1,448.5)	(31.3)	(1,479.8)
Jurisdictional offsetting			309.3
At 31 October 2018			(1,170.5)

	Intangible fixed assets $m	Other temporary differences $m	Total $m
At 1 November 2018	**(1,448.5)**	**(31.3)**	**(1,479.8)**
Charged to Consolidated statement of comprehensive income – continuing operations	**155.5**	**(0.8)**	**154.7**
Charged to Consolidated statement of comprehensive income – discontinued operation	**34.0**	**9.9**	**43.9**
Credited to Other comprehensive income – continuing operations	**14.0**	**–**	**14.0**
Impact of adoption of IFRS 15	**–**	**(17.3)**	**(17.3)**
Foreign exchange adjustment	**(12.1)**	**–**	**(12.1)**
Subtotal	**(1,257.1)**	**(39.5)**	**(1,296.6)**
Jurisdictional offsetting			**309.5**
At 31 October 2019			**(987.1)**

No deferred tax liability is recognised in respect of temporary differences associated with investments in subsidiaries, branches, associates and interests in joint arrangements because the Group is in a position to control the timing of the reversal of the temporary differences and none are expected to reverse in the foreseeable future.

29 Share capital

Ordinary shares at 10 pence each as at 31 October 2019 (31 October 2018: 10 pence each)

	Note	31 October 2019 Shares	31 October 2019 $m	31 October 2018 Shares	31 October 2018 $m
Issued and fully paid					
At 1 November/1 May		436,800,513	65.8	229,674,479	39.7
Shares issued to satisfy option awards		6,109,091	0.1	1,894,673	0.2
Shares utilised to satisfy option awards		(4,804,817)	–	–	–
Share reorganisation		(74,521,459)	(18.7)	(16,935,536)	(2.9)
Shares issued relating to acquisition of the HPE Software business	38	–	–	222,166,897	28.8
At 31 October		363,583,328	47.2	436,800,513	65.8

"B" shares at 335.859391 pence each (31 October 2018: 168 pence each)

	31 October 2019 Shares	31 October 2019 $m	31 October 2018 Shares	31 October 2018 $m
Issued and fully paid				
At 1 November/1 May	–	–	–	–
Issue of "B" shares	413,784,754	1,800.0	229,799,802	500.0
Redemption of "B" shares	(413,784,754)	(1,800.0)	(229,799,802)	(500.0)
At 31 October	–	–	–	–

Deferred D Shares at 10 pence each

	31 October 2019 Shares	31 October 2019 $m	31 October 2018 Shares	31 October 2018 $m
Issued and fully paid				
At 1 November/1 May	–	–	–	–
Issue of Deferred shares	74,521,459	–	–	–
Redemption of Deferred shares	(74,521,459)	–	–	–
At 31 October	–	–	–	–

Share issuances during the 12 months to 31 October 2019

In the 12 months to 31 October 2019, 6,109,091 ordinary shares of 10 pence each (18 months to 31 October 2018: 1,894,673 ordinary shares of 10 pence) were issued and 4,804,817 treasury shares were utilised by the Company to settle exercised share options. The gross consideration received in the 12 months to 31 October 2019 was $3.1m (18 months to 31 October 2018: $5.8m). 222,166,897 ordinary shares of 10 pence each were issued by the Company as consideration for the acquisition of the HPE Software business in the 18 months ended 31 October 2018 (note 38).

At 31 October 2019, 30,200,905 treasury shares were held (31 October 2018: 9,858,205) such that the number of ordinary shares with voting rights was 333,382,423 (31 October 2018: 426,942,308) and the number of listed shares at 31 October 2019 was 363,583,328 (31 October 2018: 436,800,513).

Potential issues of shares

Certain employees hold options to subscribe for shares in the Company at prices ranging from nil pence to 1,963.00 pence under the following share option schemes approved by shareholders in 2005 and 2006: The Long-Term Incentive Plan 2005, the Additional Share Grants, the Sharesave Plan 2006 and the Employee Stock Purchase Plan 2006.

The number of shares subject to options at 31 October 2019 was 14,533,973 (31 October 2018: 18,156,060).

Share buy-back

On 29 August 2018, the Company announced the start of a share buy-back programme for an initial tranche of up to $200m, which was extended on 5 November 2018 to a total value of $400m (including the initial tranche). On 14 February 2019, the buy-back programme was extended into a third tranche of up to $110m up until the day before the AGM which took place on 29 March 2019 when the current buy-back authority approved by shareholders at the 2017 AGM to make market purchases of up to 65,211,171 ordinary shares expired.

29 Share capital continued

On 17 July 2019, the Company announced a new share buy-back programme with an initial tranche of up to $200m. The Programme was effected in accordance with the terms of the authority granted by shareholders at the 2019 AGM and the Listing Rules. On 3 October 2019, the Company completed the $200m share buy-back programme. The total amount bought back under share buy-back programmes was $710.0m, excluding expenses.

In addition to purchasing ordinary shares on the London Stock Exchange, Citi acquired American Depository Receipts representing ordinary shares ("ADRs") listed on the New York Stock Exchange which it cancelled for the underlying shares and then sold such shares to the Company.

Shares bought back under these programmes are held as treasury shares. Treasury share movements and share buy-back costs are shown below:

Treasury shares	12 months ended 31 October 2019 Number	18 months ended 31 October 2018 Number	Total Number
Share buy-backs	29,160,054	9,858,205	39,018,259
Shares issued to satisfy option awards	(4,804,817)	–	(4,804,817)
Share reorganisation	(4,012,537)	–	(4,012,537)
	20,342,700	9,858,205	30,200,905
Share buy-back numbers:			
Ordinary shares bought on the London Stock Exchange	25,766,919	8,567,659	34,334,578
ADRs purchased on the New York Stock Exchange	3,393,135	1,290,546	4,683,681
	29,160,054	9,858,205	39,018,259

Share buy-back cost:	$m	$m	$m
Share buy-back cost	538.8	171.2	710.0
Expenses	5.9	0.5	6.4
	544.7	171.7	716.4

The weighted average price of shares bought back in the 12 months ended 31 October 2019 was £14.61 per share (18 months ended 31 October 2018 was £13.82 per share).

Return of Value

On 29 April 2019, a Return of Value was made to shareholders amounting to $1,800.0m (£1,389.7m) in cash (335.89 pence per existing Ordinary Share and American Depositary Shares ("ADS") held at the Record Time of 6.00 pm on 29 April 2019). The Return of Value was approved by shareholders on 29 April 2019. The Return of Value was effected through an issue and redemption of "B" shares and resulted in a $1,800.0m increase in capital redemption reserve and a $1,800.0m reduction in the merger reserve. 413,784,754 "B" shares were issued at 335.859391 pence each, resulting in a total $1,800.0m being credited to the "B" share liability account. Subsequently and on the same date, 413,784,754 "B" shares were redeemed at 335.859391 pence each and an amount of $1,800.0m was debited from the "B" share liability account. The Group entered into a forward exchange contract to protect the Company from any foreign exchange movement and the resulting payment to shareholders of $1,800.0m incurred net transaction costs of $1.0m. The Return of Value was accompanied by a 0.8296 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 pence, resulting in a transfer of $18.7m to the capital redemption reserve. The settlement date was 13 May 2019 for the Ordinary Shares.

On 31 August 2017 a Return of Value was made to shareholders amounting to $500.0m. The Return of Value was effected through an issue and redemption of "B" shares and resulted in a $500.0m increase in the capital redemption reserve, a $343.3m reduction in the merger reserve and a $156.7m reduction in share premium. 229,799,802 "B" shares were issued at 168 pence each, resulting in a total $500.0m being credited to the "B" share liability account. Subsequently and on the same date, 229,799,802 "B" shares were redeemed at 168 pence each and an amount of $500.0m was debited from the "B" share liability account. The Return of Value was accompanied by a 0.9263 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 penny, resulting in a transfer of $2.9m (note 31) to the capital redemption reserve.

30 Share premium account

	Note	31 October 2019 $m	31 October 2018 $m
At 1 November/1 May		41.0	192.1
Issue and redemption of "B" shares	29	–	(156.7)
Movement in relation to share options exercised	33	3.0	5.6
At 31 October		**44.0**	41.0

31 Other reserves

	Note	Capital redemption reserve $m	Merger reserve $m	Hedging reserve $m	Total $m
As at 1 May 2017		163.4	338.1	–	501.5
Return of Value – share consolidation	29	2.9	–	–	2.9
Return of Value – issue and redemption of "B" shares	29	500.0	(343.3)	–	156.7
Hedge accounting[1]	27	–	–	86.4	86.4
Current tax movement on hedging[1]		–	–	(16.4)	(16.4)
Acquisition of the HPE Software business[2]	38	–	6,485.4	–	6,485.4
Reallocation of merger reserve[3]		–	(2,755.8)	–	(2,755.8)
As at 31 October 2018		666.3	3,724.4	70.0	4,460.7
As at 1 November 2018		**666.3**	**3,724.4**	**70.0**	**4,460.7**
Return of Value – share consolidation	29	18.7	–	–	18.7
Return of Value – issue and redemption of "B" shares	29	1,800.0	(1,800.0)	–	–
Hedge accounting[1]	27	–	–	(122.9)	(122.9)
Current tax movement on hedging[1]		–	–	23.3	23.3
Reallocation of merger reserve[3]		–	(184.6)	–	(184.6)
As at 31 October 2019		**2,485.0**	**1,739.8**	**(29.6)**	**4,195.2**

1 Hedging reserve
A debit of $99.6m was recognised in the hedging reserve in relation to hedging transactions entered into in the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $70.0m credit).

2 Acquisition of HPE Software
On 1 September 2017, the acquisition of the HPE Software business was completed (note 38). As a result of this a merger reserve was created of $6,485.4m. The acquisition was structured by way of equity consideration; this transaction fell within the provisions of section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The Parent Company chose to record its investment in the HPE Software business at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had section 612 of the Companies Act 2006 not been applicable (i.e. equal to the difference between the fair value of the HPE Software business and the aggregate nominal value of the shares issued).

3 Reallocation of merger reserve
In the 12 months ended 31 October 2019, an amount of $184.6m was transferred from the merger reserve to retained earnings. The merger reserve is an unrealised profit until it can be realised by the settlement of the intercompany loan by qualifying consideration. In the 18 months ended 31 October 2018, it was disclosed that $2,755.8m of the merger reserve would be settled in the period. However, as at 31 October 2019, only $2,540.4m of the balance was settled as the balance of $215.4m was not required for any Returns of Value to shareholders. However, the remaining $215.4m and an additional $184.6m is expected to be settled in qualifying consideration during the year ended 31 October 2020 (18 months ended 31 October 2018: $2,540.4m) and as such an equivalent proportion of the merger reserve is considered realised, in accordance with section 3.11(d) of Tech 02/17 and therefore has been transferred to retained earnings.

32 Non-controlling interests

The Group has minority shareholders in one subsidiary, Novell Japan Ltd.

On 25 October 2019, a payment of 340,700 JPY ($3,140) was made to acquire 170,350 ordinary 1 JPY shares held. This payment increased the Group's shareholding from 81.05% to 84.24%.

	31 October 2019 $m	31 October 2018 $m
At 1 November/1 May	1.0	0.9
Share of profit after tax	0.3	0.1
At 31 October	1.3	1.0

Non-controlling interests relate to the companies detailed below:

Company name	Country of incorporation and principal place of business	31 October 2019 Proportion held	31 October 2018 Proportion held
Novell Japan Ltd	Japan	84.24%	81.05%

33 Employees and directors

Staff costs

	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Staff costs		
Wages and salaries	1,204.4	1,819.2
Redundancy and termination costs (non-exceptional)	0.5	2.1
Social security costs	93.6	159.0
Other pension costs	41.7	50.4
	1,340.2	2,030.7
Cost of employee share schemes (Share-based payments section)	68.8	64.3
Total	1,409.0	2,095.0

	Note	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Pension costs comprise:			
Defined benefit schemes	25	9.0	7.1
Defined contribution schemes	25	32.7	43.3
Total		41.7	50.4

33 Employees and directors continued

Staff numbers

	12 months ended 31 October 2019 Number	18 months ended 31 October 2018 Number
Average monthly number of people (including executive directors) employed by the Group:		
Continuing operations		
Sales and distribution	5,413	5,860
Research and development	5,056	4,323
General and administration	1,991	1,378
	12,460	11,561
Discontinued operation		
Sales and distribution	164	515
Research and development	170	629
General and administration	3	8
Total	337	1,152
Sales and distribution	5,577	6,375
Research and development	5,226	4,952
General and administration	1,994	1,386
Total	12,797	12,713

Directors and key management

	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Directors		
Aggregate emoluments	3.7	14.6
Aggregate gains made on the exercise of share options	79.7	77.7
Company contributions to money purchase pension scheme	–	0.7
Total	83.4	93.0

For further information on the directors of the Company, refer to the Directors' Remuneration report on pages 88 to 115.

	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Key management compensation		
Short-term employee benefits	9.5	25.9
Share-based payments	25.3	44.5
Total	34.8	70.4

The key management figures above include the executive management team and directors. There are no post-employment benefits.

33 Employees and directors continued

Share-based payments

The amount charged to the Consolidated statement of comprehensive income in respect of share-based payments was $71.3m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $72.2m). The Consolidated statement of comprehensive income has been presented split between continuing and discontinued operations. The table below provides information of the share-based payments on a continuing operations basis. The tables below for each type of share option are presented on a combined continuing and discontinued operations basis.

Continuing operations	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Share-based compensation – IFRS 2 charge	62.0	70.9
Employer taxes	6.8	(6.6)
	68.8	64.3

As at 31 October 2019, accumulated employer taxes of $1.9m (31 October 2018: $20.6m) are included in trade and other payables and $nil (31 October 2018: $0.5m) is included in other non-current liabilities.

The Group has various equity-settled share-based compensation plans details of which are provided below.

a) Incentive Plan 2005

On 27 April 2005, the remuneration committee approved the rules of the Incentive Plan 2005 ("LTIP") which permits the granting of share options to executive directors and senior management. The total number of options they receive is determined by the performance criteria set by the remuneration committee over a three-year performance period. Prior to 18 April 2011 performance conditions required that cumulative EPS growth over a three-year vesting period is at least equal to Retail Prices Index ("RPI") plus 11% (at which point 25% of awards will vest), 60% of shares will vest for cumulative EPS growth of RPI plus 13% and for full vesting the cumulative EPS growth will be required to be RPI plus 15% per annum. RPI is the general index of the UK retail prices (for all items) published by the Office of National Statistics or any similar index replacing it. Straight-line vesting will apply between these points.

Awards granted are subject to either Absolute Shareholder Returns ("ASR") over a three-year period, cumulative EPS growth or a combination of both. ASR is defined as the average closing share price over the period of five days ending on the day prior to the vesting date less the reference price plus the total of all dividends and cash distributions and any other measures as determined by the Remuneration Committee between the award date and the vesting date. Where the cumulative EPS growth over a three-year period is at least equal to RPI plus 3% per annum 25% of awards will vest, with full vesting achieved when the cumulative EPS growth is RPI plus 9% per annum. Straight-line vesting will apply between these points. Where the award is subject to ASR, the resulting level of vesting will be reduced by 25% if the ASR is below 150 pence or increased by 50% if ASR is 300 pence or more.

Further details are provided in the remuneration committee report on pages 88 to 115.

	12 months ended 31 October 2019		18 months ended 31 October 2018	
	Number of options '000	Weighted average exercise price pence	Number of options '000	Weighted average exercise price pence
Outstanding at 1 November/1 May	5,620	14	4,662	29
Exercised	(3,410)	17	(1,283)	12
Forfeited	(545)	27	(582)	3
Granted	7,562	–	2,823	–
Outstanding at 31 October	9,227	6	5,620	14
Exercisable at 31 October	1,416	34	2,270	51

The weighted average share price in the period for options on the date of exercise was 1,707 pence for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: 1,781 pence).

33 Employees and directors continued

The amount charged to the Consolidated statement of comprehensive income in respect of the scheme was $31.1m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $30.3m). In addition to this $8.5m (18 months ended 31 October 2018: $4.1m charge) was charged to the Consolidated statement of comprehensive income in respect of National Insurance on these share options.

	31 October 2019			31 October 2018		
Range of exercise prices	Weighted average exercise price pence	Number of options '000	Weighted average remaining contractual life (years)	Weighted average exercise price pence	Number of options '000	Weighted average remaining contractual life (years)
£0.10 or less	1	8,982	3.4	1	5,127	6.7
£0.11 – £1.00	13	137	3.7	13	205	4.9
£1.01 – £2.00	–	–	–	–	–	–
£2.01 – £3.00	–	–	–	–	–	–
£3.01 – £4.00	–	–	–	358	146	0.7
More than £4.00	402	108	0.7	402	142	1.7
	6	9,227	3.4	14	5,620	4.0

The weighted average fair value of options granted during the 12 months ended 31 October 2019 determined using the Black-Scholes valuation model was £14.54 (18 months ended 31 October 2018: £15.25).

The significant inputs into the model for the 12 months ended 31 October 2019 were:

	12 months ended 31 October 2019	18 months ended 31 October 2018
Weighted average share price at the grant date	£16.44	£16.87
Expected volatility	between 48.91% and 49.68%	between 28.59% and 48.54%
Expected dividend yield	between 4.78% and 5.87%	between 2.82% and 7.02%
Expected option life	0.76 to four years	three years
Annual risk-free interest rate	between 0.49% and 1.38%	between 1.0% and 1.6%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

b) Additional Share Grants

	12 months ended 31 October 2019				18 months ended 31 October 2018			
	Number of options				Number of options			
	TAG ASGs '000	HPE Software ASGs '000	Total '000	Weighted average exercise price pence	TAG ASGs '000	HPE Software ASGs '000	Total '000	Weighted average exercise price pence
Outstanding at 1 November/1 May	3,062	7,427	10,489	–	3,262	–	3,262	–
Granted	–	458	458	–	–	13,115	13,115	–
Exercised	(2,601)	–	(2,601)	–	(200)	–	(200)	–
Lapsed	–	(4,670)	(4,670)	–	–	(2,412)	(2,412)	–
Cancelled	–	–	–	–	–	(3,276)	(3,276)	–
Outstanding at 31 October	461	3,215	3,676	–	3,062	7,427	10,489	–
Exercisable at 31 October	461	–	461	–	3,062	–	3,062	–

33 Employees and directors continued

Additional Share Grants – The Attachmate Group ("TAG") acquisition

The Remuneration Committee awarded Additional Share Grants ("ASGs") to a number of senior managers and executives, critical to delivering the anticipated results of the acquisition of The Attachmate Group, which completed on 20 November 2014.

The ASGs were nil cost options over ordinary shares. The ASGs became exercisable, subject to the satisfaction of the performance condition, on the third anniversary of the date of Completion or 1 November 2017, whichever is earlier (the "vesting date") and remained exercisable until the tenth anniversary of Completion.

The performance condition applicable was that the percentage of ordinary shares subject to the ASG which may be acquired on exercise on or after the vesting date was as follows:

(i) 0% if the Shareholder Return Percentage (as defined below) is 50% or less;
(ii) 100% if the Shareholder Return Percentage is 100% or more; and
(iii) A percentage determined on a straight-line basis between (i) and (ii) above.

The "Shareholder Return Percentage" was calculated by deducting 819.425 pence per share (the "Reference Price"), being the average of the 20 days before 3 June 2014, from the sum of the "Vesting Price" (calculated as the average closing share price over the period of 20 days ending on the day prior to the vesting date) plus the total of all dividends per share between Completion and the vesting date. This was divided by the Reference Price, multiplying the resulting figure by 100 to obtain the Shareholder Return Percentage.

These TAG ASG options vested in full. As at 31 October 2019, 460,917 of these options were vested but not yet exercised.

Additional Share Grants – The HPE Software business acquisition

The Remuneration Committee awarded a number of Additional Share Grants ("ASGs") to a number of senior managers and executives, critical to delivering the anticipated results of the acquisition of the HPE Software business, which completed on 1 September 2017.

The ASGs were nil cost options over ordinary shares. The ASGs became exercisable, subject to the satisfaction of the performance condition, on the third anniversary of the announcement date of 7 September 2016 (the "vesting date") and remained exercisable for a period of 84 months commencing on the vesting date.

The performance condition applicable was that the percentage of ordinary shares subject to the ASG, which may be acquired on exercise on or after the vesting date, was as follows:

(i) 0% if the Shareholder Return Percentage (as defined below) is 50% or less;
(ii) 100% if the Shareholder Return Percentage is 100% or more; and
(iii) A percentage determined on a straight-line basis between (i) and (ii) above.

The "Shareholder Return Percentage" will be calculated by deducting 1,817.75 pence per share (the "Reference Price"), being the average of the 20 days before 1 August 2016, from the sum of the "Vesting Price" (calculated as the average closing share price over the period of 20 days ending on the day prior to the vesting date) plus the total of all dividends per share between the announcement date and the vesting date. This was divided by the Reference Price, multiplying the resulting figure by 100 to obtain the Shareholder Return Percentage.

Amendments made on 20 September 2018

On 20 September 2018, the Group announced that, following a review of existing Additional Share Grant ("ASG") awards, ASG awards made to executive directors on completion of the HPE Software business acquisition on 1 September 2017 were to be cancelled. New ASG awards were granted in order to align with the business plan to deliver value by October 2020 and focus executive directors on delivering significant value to shareholders over the three years from completion of the transaction. The Company believed that, in the light of the HPE Software business integration and the wider competitive environment evidenced by recent M&A activity in the software sector, the alignment of the vesting period to 1 September 2020 was essential to provide an effective incentive over the period of the business plan.

33 Employees and directors continued

The executive directors (Kevin Loosemore, Stephen Murdoch and Chris Kennedy) and those who were executive directors at the time of the existing award and remained in employment (Nils Brauckmann and Mike Phillips) as at 20 September 2018, agreed to surrender their existing ASG awards made on 1 September 2017 which were due to vest on 7 September 2019. In return, the Company made new ASG awards over ordinary shares in the Company as detailed below, which are due to vest on 1 September 2020 (being three years from the completion of the Transaction).

Director	Number of granted and cancelled nil cost share options over Ordinary Shares '000	Number of replacement nil cost options over Ordinary Shares '000
Kevin Loosemore	1,100	1,100
Stephen Murdoch	500	947
Chris Kennedy[1]	500	676
Mike Phillips[1]	676	676
Nils Brauckmann[1]	500	500
	3,276	3,899

1 These ASG options awarded to Chris Kennedy (all), Nils Brauckmann (all) and Mike Phillips (partial) lapsed as a result of their resignations and subsequent leaving employment.

The Total Shareholder Returns ("TSR") performance thresholds for the new awards were unchanged from the previous awards, save in respect of the period to vesting. The number of new awards was equal to the number of previous awards which they replace, except for Stephen Murdoch and Chris Kennedy where increases of 447,000 and 176,000 awards respectively were made to reflect Stephen's promotion to Chief Executive Officer and to align Chris' awards to those granted to his predecessor.

As new ASGs were granted to replace the original ASGs that were cancelled, this was treated under IFRS 2 "Share-based payment" as modification of the original ASG grant. Due to the performance conditions attached to them, the fair value for ASGs was determined using the Monte Carlo simulation method. The fair value of the original awards was determined at the modification date (20 Sept 2018), i.e. replacing the original fair values. The incremental fair value of the new awards over the original awards at the date of modification was recognised in addition to the grant date fair value. The original expense continued to be recognised over the original service period, the incremental expense was recognised over the remaining service period for the new awards, i.e. to 1 September 2020 rather than 7 September 2019.

Lapses in the 12 months ended 31 October 2019

In the 12 months ended 31 October 2019, 4,669,454 ASGs relating to the HPE Software business acquisition lapsed as a result of either leavers (1,234,454) or performance conditions not met (3,435,000).

Additional Share Grants made in the 12 months ended 31 October 2019

In the 12 months ended 31 October 2019, 458,000 ASG options were granted including 338,000 ASG options to Brian McArthur-Muscroft, the Chief Financial Officer. These ASG grants each had a vesting date of 1 September 2020 with the same performance threshold as the amended grants issued on 20 September 2018.

The weighted average fair value of options granted during the period determined using the Monte-Carlo simulation model was £0.54 (18 months ended 31 October 2018: £4.80).

33 Employees and directors continued

The significant inputs into the model for the 12 months ended 31 October 2019 were:

	12 months ended 31 October 2019	18 months ended 31 October 2018
Weighted average share price at the grant date	£22.81	£18.35
Expected volatility	28.00%	Between 28.00% – 31.00%
Expected dividend yield	2.85%	Between 3.26% – 5.29%
Expected option life	1.75 years – 1.78 years	1.96 years
Annual risk-free interest rate	0.43%	Between 0.43% – 0.84%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

The amount charged to the Consolidated statement of comprehensive income in respect of the ASGs was $30.6m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $45.6m). In addition to this $1.7m (18 months ended 31 October 2018: $2.5m charge) was credited to the Consolidated statement of comprehensive income in respect of National Insurance on these share options in the 12 months ended 31 October 2019.

	31 October 2019			31 October 2018		
Range of exercise prices	Weighted average exercise price pence	Number of options '000	Weighted average remaining contractual life (years)	Weighted average exercise price pence	Number of options '000	Weighted average remaining contractual life (years)
£0.00	–	3,676	7.3	–	10,489	5.5
	–	3,676	7.3	–	10,489	5.5

c) Sharesave and Employee Stock Purchase Plan 2006

In August 2006, the Company introduced the Micro Focus Employee Stock Purchase Plan 2006 and the Micro Focus Sharesave Plan 2006, approved by members on 25 July 2006. The Group operates several plans throughout the world, but the two main plans are the Sharesave Plan ("Sharesave") primarily for UK employees and the Employee Stock Purchase Plan ("ESPP") for employees in the USA and Canada. The Sharesave and ESPP provide for an annual award of options at a discount to the market price and are open to all eligible Group employees. Under these plans employees make monthly savings over a period (Sharesave three years, ESPP two years) linked to the grant of an option with an option price which can be at a discount (Sharesave 20%, ESPP 15%) of the market value of the shares on grant. The option grants are subject to employment conditions and continuous savings.

Further Sharesave and ESPP grants were made during the 12 months to 31 October 2019.

Sharesave

	12 months ended 31 October 2019		18 months ended 31 October 2018	
	Number of options '000	Weighted average exercise price pence	Number of options '000	Weighted average exercise price pence
Outstanding at 1 November/1 May	496	1,185	559	1,039
Exercised	(81)	1,171	(294)	829
Forfeited	(102)	1,297	(223)	1,508
Granted	125	1,374	454	1,293
Outstanding at 31 October	438	1,221	496	1,185
Exercisable at 31 October	62	1,461	47	1,116

33 Employees and directors continued

Number of options '000	Date of grant	Exercise price per share pence	Exercise period
61	12 August 2016	1,465.6	1 October 2019 – 1 February 2020
21	23 February 2018	1,720.0	1 April 2021 – 30 September 2021
2	23 February 2018	1,963.0	1 April 2021 – 30 September 2021
221	3 August 2018	1,023.0	1 October 2021 – 31 March 2022
19	3 August 2018	1,159.0	1 October 2021 – 31 March 2022
67	7 March 2019	1,344.0	1 April 2022 – 30 September 2022
4	7 March 2019	1,533.0	1 April 2022 – 30 September 2022
40	5 August 2019	1,411.0	1 October 2021 – 4 August 2022
3	5 August 2019	1,574.3	1 October 2021 – 4 August 2022
438			

ESPP

	12 months ended 31 October 2019		18 months ended 31 October 2018	
	Number of options '000	Weighted average exercise price pence	Number of options '000	Weighted average exercise price pence
Outstanding at 1 November/1 May	800	1,047	124	1,510
Exercised	(17)	1,114	(110)	1,598
Forfeited	(44)	1,440	(31)	1,236
Granted	453	1,444	817	1,057
Outstanding at 31 October	1,192	1,182	800	1,047
Exercisable at 31 October	–	–	–	–

Number of options '000	Date of grant	Exercise price per share pence	Exercise period
309	1 March 2018	1,235.6	1 March 2020 – 31 May 2020
430	1 July 2018	868.5	1July 2020 – 30 September 2020
244	1 March 2019	1,428.0	1 March 2021 – 31 May 2021
209	1 October 2019	1,462.8	1 October 2021 – 31 December 2021
1,192			

The amount charged to the Consolidated statement of comprehensive income in respect of the Sharesave and ESPP schemes was $2.8m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $2.9m).

The weighted average fair value of options granted in the Sharesave and ESPP schemes during the 12 months ended 31 October 2019 determined using the Black-Scholes valuation model was £5.93 (18 months ended 31 October 2018: £6.28).

The significant inputs into the model for the 12 months ended 31 October 2019 were:

	12 months ended 31 October 2019	18 months ended 31 October 2018
Weighted average share price at the grant date	£17.56	£15.48
Expected volatility	between 49.06% and 49.68%	between 28.82% – 48.60%
Expected dividend yield	between 4.63% and 5.87%	between 3.86% – 7.02%
Expected option life	Two or three years	two or three years
Annual risk-free interest rate	between 0.49% and 1.16%	between 1.3% – 1.5%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

34 Operating lease commitments – minimum lease payments

At 31 October 2019 the Group has a number of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years.

	31 October 2019 $m	31 October 2018 $m
Future minimum lease payments under non-cancellable operating leases falling due:		
No later than one year	**78.6**	65.8
Later than one year and no later than three years	**123.6**	86.4
Later than three years and no later than five years	**61.4**	53.3
Later than five years	**37.6**	22.5
Total	**301.2**	228.0

The Group leases various offices under non-cancellable operating lease agreements that are included in the table. The leases have various terms, escalation clauses and renewal rights.

The properties owned or leased and operated by the Group's subsidiaries are maintained in good condition and are believed to be suitable and adequate for the Group's present needs. The Group's headquarters are located at premises in Newbury, England. The Group owns or leases properties amounting to over 2.4 million square feet of space, in over 40 countries worldwide. Two individual leased properties are material to the Group. One is located in Provo, Utah, where the Group currently leases approximately 405,700 square feet of office space. The lease on this facility expires in 2024, with an option to extend for a further three, five-year periods. The Group's current annual rent under this lease is $8.2m. Since 1 March 2019, part of the property has been sublet. Current annual sub-lease income is $1.0m. The other property is located in Santa Clara, California, where the Group currently leases approximately 635,000 square feet of office space. The lease on this facility expires in 2029, with an option to extend for one further five-year period. The Group's current annual rent under this lease is $4.6m.

The minimum lease payments payable under operating leases recognised as an expense in the 12 months ended 31 October 2019 were $65.9m (18 months ended 31 October 2018: $94.1m).

The total of future minimum sublease payments expected to be received under non-cancellable subleases as at 31 October 2019 is $3.9m (31 October 2018: $4.7m).

35 Contingent liabilities

The Company and several of its subsidiaries are, from time to time, parties to legal proceedings and claims, which arise in the ordinary course of business. The directors do not anticipate that the outcome of these proceedings, actions and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.

Shareholder litigation

Micro Focus International plc and certain current and former directors and officers are involved in two class action lawsuits in which plaintiffs are seeking damages for alleged violations of the Securities Act of 1933 and the Exchange Act of 1934. Plaintiffs allege false and misleading statements or omissions in offering documents issued in connection with the Hewlett Packard Enterprise software business merger and issuance of Micro Focus American Depository Shares ("ADS") as merger consideration, and other purportedly false and misleading statements. No liability has been recognised in either case as these are still very early in proceedings and it is too early to estimate whether there will be any financial impact.

Patent litigation

Several indirect subsidiaries of Micro Focus International plc are involved in a patent infringement lawsuit in which plaintiffs allege that certain Micro Focus ADM software products infringe three patents in the field of mobile application development and testing. Plaintiffs are seeking monetary damages in an amount that has yet to be specified. No liability has been recognised in these cases as they are still at an early stage in proceedings, and it is too soon to estimate whether there will be any financial impact.

36 Related party transactions

The Group's related parties are its subsidiary undertakings, key management personnel and post-employment benefit plans.

Subsidiaries

Transactions between the Company and its subsidiaries have been eliminated on consolidation.

Remuneration of key management personnel

The remuneration of key management personnel of the Group (which is defined as members of the executive committee including executive directors) is set out in note 33. There are no loans between the Group and the key management personnel.

Transactions with other related parties.

The following transactions occurred with other related parties:

Contributions made to pension plans by the Group on behalf of employees are set out in note 25.

Sales and purchases of goods and services between related parties are not considered material.

37 Discontinued operation, assets classified as held for sale and disposals

Net assets classified as held for sale

There are no disposal groups classified as held for sale in the current period. At 31 October 2018, the assets and liabilities relating to the SUSE and Atalla businesses were presented as held for sale.

	31 October 2019			31 October 2018		
Reported in:	Current assets $m	Current liabilities $m	Total $m	Current assets $m	Current liabilities $m	Total $m
SUSE	–	–	–	1,114.5	(427.4)	687.1
Atalla	–	–	–	28.0	(10.3)	17.7
	–	–	–	1,142.5	(437.7)	704.8

The net assets held for sale relating to the disposals of SUSE and Atalla are detailed in the tables below. These include non-current assets and non-current liabilities that are shown as current assets and liabilities in the Consolidated statement of financial position.

A. SUSE business

On 2 July 2018, the Group announced the proposed sale of the SUSE business segment to Blitz 18-679 GmbH (subsequently renamed to Marcel Bidco GmbH), a newly incorporated directly wholly owned subsidiary of EQTVIII SCSp, which is advised by EQT Partners. The total cash consideration of $2.5bn was on a cash and debt free basis and subject to normalisation of working capital.

On 21 August 2018, Shareholders voted to approve the proposed transaction whereby the Company agreed to sell its SUSE business segment to Marcel Bidco GmbH, for a total cash consideration of approximately $2.5bn, subject to customary closing adjustments. Following this vote, all applicable antitrust, competition, merger control and governmental clearances were obtained. The sale was completed on 15 March 2019 and the SUSE business segment has been treated as discontinued in these financial statements.

37 Discontinued operation, assets classified as held for sale and disposals continued

Discontinued operation – Financial performance

	12 months ended 31 October 2019			18 months ended 31 October 2018
	Before exceptional items $m	Exceptional items $m	Total $m	Total $m
Revenue	127.0	–	127.0	538.2
Operating costs	(89.3)	–	(89.3)	(425.3)
Operating profit	37.7	–	37.7	112.9
Share of results of associate	(0.3)	–	(0.3)	(1.8)
Profit on disposal of the SUSE business	–	1,767.9	1,767.9	–
Profit before taxation	37.4	1,767.9	1,805.3	111.1
Taxation	(8.7)	(309.4)	(318.1)	(34.2)
Profit for the period from discontinued operation	28.7	1,458.5	1,487.2	76.9

Discontinued operation – Cash flow

The cash flow statement shows amounts related to the discontinued operations:

	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Net cash inflows from operating activities	18.6	136.1
Net cash outflows from investing activities	–	(2.5)
Net cash flows from financing activities	–	–

37 Discontinued operation, assets classified as held for sale and disposals continued

The assets and liabilities relating to SUSE were presented as held for sale following the shareholder approval on 21 August 2018. Costs to sell have been included in trade and other payables.

	Note	31 October 2019 $m	31 October 2018 $m
Non-current assets			
Goodwill	10	–	859.6
Other Intangible assets	11	–	165.6
Property, plant and equipment	12	–	5.7
Investment in associates		–	9.6
Deferred tax assets		–	1.6
Long-term pension assets	25	–	1.5
Other non-current assets		–	2.2
		–	1,045.8
Current assets			
Trade and other receivables		–	65.8
Cash and cash equivalents		–	2.9
		–	68.7
Total assets held for sale		–	1,114.5
Current liabilities			
Trade and other payables		–	(38.0)
Provisions	24	–	(0.7)
Current tax liabilities		–	(1.2)
Deferred income		–	(218.3)
		–	(258.2)
Non-current liabilities			
Deferred income		–	(160.8)
Retirement benefit obligations	25	–	(5.5)
Long-term provisions	24	–	(2.3)
Other non-current liabilities		–	(0.6)
		–	(169.2)
Total liabilities held for sale		–	(427.4)
Net assets classified as held for sale		–	687.1

Disposal of the SUSE business

On 15 March 2019, the Group disposed of the SUSE business for $2,540.3m. Details of net assets disposed of and the profit on disposal are as follows:

	Carrying value pre-disposal $m
Non-current assets classified as held for sale	989.8
Current assets classified as held for sale	127.3
Current liabilities classified as held for sale	(288.5)
Non-current liabilities classified as held for sale	(177.3)
Net assets disposed	**651.3**

37 Discontinued operation, assets classified as held for sale and disposals continued

The profit on disposal is calculated as follows:

	$m
Disposal proceeds	2,540.3
Costs to sell recognised in the period	(45.3)
Disposal proceeds, less costs to sell recognised in the period	2,495.0
Net assets disposed	(651.3)
Profit on disposal	1,843.7
Cumulative exchange gain in respect of the net assets of the subsidiaries, reclassified from equity on disposal	(75.8)
Profit on disposal	**1,767.9**

The profit on disposal is reflected in the profit for the period from discontinued operations in the Consolidated statement of comprehensive income. All cash flows occurred in the current period.

The inflow of cash and cash equivalents on the disposal of the SUSE business is calculated as follows:

	$m
Disposal proceeds, less total costs to sell	2,495.0
Cash disposed	(21.5)
Investing cash flows generated from discontinued operations, net of cash disposed	**2,473.5**

B. Atalla

On 18 May 2018 the Company entered into an agreement with Utimaco Inc. ("Utimaco"), under which Utimaco would acquire Atalla for $20m in cash. The deal was subject to regulatory approval by the Committee on Foreign Investment in the United States ("CFUIS"). CFIUS placed the deal into investigation in September and final approval was received 10 October 2018. The deal closed on 5 November 2018 and Utimaco acquired the Atalla HSM product line, the Enterprise Security Manger ("ESKM") product line, and related supporting assets, including applicable patents and other IP.

The assets and liabilities relating to the Atalla business included in the financial statements at 31 October 2018 amount to $17.7m.

	Note	31 October 2019 $m	31 October 2018 $m
Goodwill	10	–	27.9
Property, plant and equipment	12	–	0.1
Non-current assets		–	28.0
Deferred income		–	(10.3)
Current liabilities		–	(10.3)
Net assets classified as held for sale		–	17.7

On 5 November 2018, the Group disposed of the Atalla business for a net cash consideration of $20.0m. Details of net assets disposed of and the profit on disposal are as follows:

	Carrying value pre-disposal $m
Goodwill	28.0
Property, plant and equipment	0.3
Non-current assets	28.3
Deferred income	(12.0)
Current liabilities	(12.0)
Net assets disposed	16.3

37 Discontinued operation, assets classified as held for sale and disposals continued

The profit on disposal which has been recorded as exceptional (note 4) is calculated as follows:

	$m
Disposal proceeds	20.0
Net assets disposed	(16.3)
Profit on disposal	3.7

38 Acquisitions

Summary of acquisitions

	Carrying value at acquisition $m	Fair value adjustments $m	Goodwill $m	Consideration: Shares $m	Consideration: Cash $m	Consideration: Total $m
Acquisitions in the 12 months ended 31 October 2019:						
Interset Software Inc.	0.9	61.3	26.8	–	89.0	89.0
	0.9	61.3	26.8	–	89.0	89.0
Acquisitions in the 18 months ended 31 October 2018:						
HPE Software business	(2,487.8)	4,143.7	4,858.3	6,514.2	–	6,514.2
COBOL-IT	(3.0)	14.0	5.6	–	16.7	16.7
	(2,490.8)	4,157.7	4,863.9	6,514.2	16.7	6,530.9
	(2,489.8)	4,219.0	4,890.7	6,514.2	105.7	6,619.9

Acquisitions in the 12 months ended 31 October 2019:

Acquisition of Interset Software Inc.

On 15 February 2019, the Group completed the acquisition of Interset Software Inc. ("Interset"), a worldwide leader in security analytics software that provides highly intelligent and accurate cyber-threat protection. The addition of this predictive analytics technology adds depth to Micro Focus' Security, Risk & Governance portfolio, and aligns with the Company's strategy to help customers quickly and accurately validate and assess risk as they digitally transform their businesses.

Consideration of $89.0m consists of a completion payment of $85.0m, working capital adjustments and net cash adjustments. The Group has not presented the full IFRS 3 "Business Combinations" disclosures as this acquisition is not material to the Group, given that it was an acquisition of a business with a carrying value of $5.5m of assets and $4.6m of liabilities.

38 Acquisitions continued

Acquisitions in the 12 months ended 31 October 2019:

Acquisition of Interset Software Inc.

A provisional fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. Adjustments to the provisional fair values have been recorded in the period which has reduced the amount of Goodwill recognised by $7.4m. At the time these Consolidated financial statements were authorised for issue, the Group had not yet fully completed its assessment of the Interset Software Inc. acquisition.

The fair value review will be finalised in the 12-month period following completion.

	Note	Carrying value at acquisition $m	Fair value adjustments $m	Fair value $m
Intangible assets – purchased[1]	11	–	61.2	**61.2**
Property, plant and equipment	12	0.3	–	**0.3**
Other non-current assets		0.2	–	**0.2**
Trade and other receivables		3.8	–	**3.8**
Cash and cash equivalent		1.2	–	**1.2**
Trade and other payables		(1.5)	–	**(1.5)**
Finance leases obligations – short-term		(0.1)	–	**(0.1)**
Provisions – short-term	24	(0.7)	–	**(0.7)**
Deferred income – short-term[2]		(2.1)	0.1	**(2.0)**
Deferred income – long-term[2]		(0.2)	–	**(0.2)**
Net assets		0.9	61.3	**62.2**
Goodwill (note 10)				**26.8**
Consideration				**89.0**
Consideration satisfied by:				
Cash				**89.0**

The fair value adjustments relate to:

1 Purchased intangible assets of $61.2m ($44.5m Technology, $4.2m Trade names, $12.5m Customer relationships) have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of Interset.

2 Deferred income has been valued taking account of the remaining performance obligations.

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company's existing customer base with those of the acquired business.

Acquisitions in the year ended 31 October 2018:

1 Acquisition of the HPE Software business

On 1 September 2017, the Company completed the acquisition of HPE's software business ("HPE Software") by way of merger with a wholly owned subsidiary of HPE incorporated to hold the business of HPE Software in accordance with the terms of the previously announced merger agreement ("Completion"). Accordingly, on Admission, American Depositary Shares representing 222,166,897 Consideration Shares were issued to HPE Shareholders, representing 50.1% of the fully diluted share capital of the Company. The fair value of the ordinary shares issued was based on the listed share price of the Company as of 31 August 2017 of $6.5 billion. The costs of acquiring the HPE Software business of $70.1m are included in exceptional items (note 4) and include costs relating to due diligence work, legal work on the acquisition agreement and professional advisors on the transaction.

There was judgement used in identifying who the accounting acquirer was in the acquisition of the HPE Software business, as the resulting shareholdings were not definitive to identify the entity, which obtains control in the transaction. The Group considered the other factors laid down in IFRS, such as the composition of the governing body of the combined entity, composition of senior management of the combined entity, the entity that issued equity interest, terms of exchange of equity interests, the entity which initiated the combination, relative size of each entity, the existence of a large minority voting interest in the combined entity and other factors (e.g. location of headquarters of the combined entity and entity name). The conclusion of this assessment is that the Company is the accounting acquirer of the HPE Software business, and the acquisition accounting, as set out below, has been performed on this basis.

38 Acquisitions continued

Details of the net assets acquired and goodwill are as follows:

	Note	Carrying value at acquisition $m	Fair value adjustments $m	Fair value $m
Intangible assets[1]	11	72.8	6,467.0	**6,539.8**
Property, plant and equipment	12	160.1	–	**160.1**
Other non-current assets		41.9	–	**41.9**
Inventories		0.2	–	**0.2**
Trade and other receivables		721.2	–	**721.2**
Current tax recoverable		0.5	–	**0.5**
Cash and cash equivalents		320.7	–	**320.7**
Trade and other payables		(686.8)	1.6	**(685.2)**
Current tax liabilities		(9.9)	–	**(9.9)**
Borrowings		(2,547.6)	–	**(2,547.6)**
Short-term provisions	24	(30.2)	–	**(30.2)**
Short-term deferred income[2]		(701.2)	58.0	**(643.2)**
Long-term deferred income[2]		(116.9)	8.7	**(108.2)**
Long-term provisions	24	(39.0)	–	**(39.0)**
Retirement benefit obligations	25	(71.5)	–	**(71.5)**
Other non-current liabilities		(52.3)	12.1	**(40.2)**
Deferred tax assets/(liabilities)[3]		450.2	(2,403.7)	**(1,953.5)**
Net (liabilities)/assets		(2,487.8)	4,143.7	**1,655.9**
Goodwill	10	–		**4,858.3**
Consideration				**6,514.2**
Consideration satisfied by:				
Shares				**6,514.2**

The Group has used acquisition accounting for the purchase and the goodwill arising on consolidation of $4,858.3m has been capitalised. The Group made a repayment of working capital in respect of the HPE Software business acquisition of $225.8m in the period.

Trade and other receivables are net of a provision for impairment of trade receivables of $21.5m.

A fair value review has been carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets.

The fair value adjustments include:
1 Purchased intangible assets have been valued based on a market participant point of view and the fair value has been based on various characteristics of the product lines and intangible assets of the HPE Software business;
2 Deferred income has been valued taking account of the remaining performance obligations; and
3 A deferred tax liability has been established relating to the purchase of intangibles.

The purchased intangible assets acquired as part of the acquisition can be analysed as follows (note 11):

	Fair value $m
Technology	**1,809.0**
Customer relationships	**4,480.0**
Trade names	**163.0**
Leases	**15.0**
	6,467.0

The value of the goodwill represents the value of the assembled workforce at the time of the acquisition with specific knowledge and technical skills. It also represents the prospective future economic benefits that are expected to accrue from enhancing the portfolio of products available to the Company's existing customer base with those of the acquired business.

38 Acquisitions continued

As a consequence of the HPE Software business transaction, the Group is subject to potentially significant restrictions relating to tax issues that could limit the Group's ability to undertake certain corporate actions (such as the issuance of Micro Focus shares or Micro Focus ADSs or the undertaking of a merger or consolidation) that otherwise could be advantageous to the Group. The Group is obliged to indemnify HPE for tax liabilities relating to the separation of the HPE Software business from HPE if such liabilities are triggered by actions taken by the Group. The Group has robust procedures in place, including on-going consultation with its tax advisors, to ensure no such triggering actions are taken.

2 Acquisition of COBOL-IT, SAS

On 1 December 2017, the Group completed on the acquisition of COBOL-IT SAS ("COBOL-IT"). COBOL-IT is in the business of designing, editing and commercialisation of software, IT devices and related services.

Consideration of $16.7m consists of a completion payment of Euro 11.3m, retention amounts of Euro 2.7m payable at a later date, working capital adjustments and net cash adjustments. The Group did not present the full IFRS 3 "Business Combinations" disclosures as this acquisition was not material to the Group.

A fair value review was carried out on the assets and liabilities of the acquired business, resulting in the identification of intangible assets. The fair value review was finalised in the 12-month period following completion, which ended on 30 November 2018. Goodwill of $5.6m (note 10), deferred tax liabilities of $3.9m, purchased intangibles of $14.0m (note 11) (Purchased Technology $1.5m, Customer relationships $12.3m and Trade names $0.2m) and cash of $1.0m were recorded as a result of the COBOL-IT acquisition and no adjustments were identified.

3 Acquisition of Covertix

On 15 May 2018, the Group entered into an Asset Purchase Agreement ("the agreement") to acquire certain assets of Covertix, an Israeli company that had entered voluntary liquidation in April 2018. Covertix used their patented solutions to develop and sell security products that offered control and protection of confidential files when shared with both internal and external parties. Prior to entering liquidation Covertix had offices in Israel and the US, with partners in the Netherlands and Singapore.

Under the agreement, the Group paid $2.5m in cash to acquire certain equipment, patents, licence rights under certain agreements, and seven employees all involved in R&D activities. The purchase completed on 26 July 2018.

Under IFRS 3, the Covertix Ltd. acquisition was considered to be a business combination, however due to the immaterial amount of the transaction, the assets acquired have been recorded at cost and are being amortised over their useful lives within the ledgers of the acquiring entities. The Company did not create a new subsidiary for Covertix and no goodwill has been recorded.

39 Cash flow statement

	Note	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Cash flows from operating activities			
(Loss)/Profit from continuing operations		(18.1)	707.2
Profit from discontinued operation		1,487.2	76.9
Profit for the period		1,469.1	784.1
Adjustments for:			
Gain on disposal of discontinued operation	37	(1,767.9)	–
Net finance costs	6	255.8	342.7
Taxation – continuing operations	7	(16.0)	(673.1)
Taxation – discontinued operation	37	318.1	34.2
Share of results of associates	37	0.3	1.8
Operating profit (attributable to continuing and discontinued operations)		259.4	489.7
– continuing operations		221.7	376.8
– discontinued operation	37	37.7	112.9
		259.4	489.7
Research and development tax credits		(1.2)	(2.0)
Depreciation	12	66.5	95.2
Loss on disposal of property, plant and equipment		3.6	4.7
Gain on disposal of Atalla	37.4	(3.7)	–
Amortisation of intangible assets	11	716.5	943.3
Amortisation of contract-related costs		10.2	–
Share-based compensation charge	33	71.3	72.2
Foreign exchange movements		11.1	(34.6)
Provisions movements	24	43.8	142.8
Changes in working capital:			
Inventories		–	0.1
Trade and other receivables		183.0	(408.8)
Increase in contract-related costs		(36.7)	–
Payables and other liabilities		(114.8)	131.3
Provision utilisation	24	(58.6)	(145.0)
Contract liabilities – deferred income		(98.5)	131.4
Pension funding in excess of charge to operating profit		4.4	4.0
Cash generated from operations		1,056.3	1,424.3

COMPANY BALANCE SHEET
As at 31 October 2019

	Note	31 October 2019 $m	31 October 2018 $m
Fixed assets			
Investments	VIII	**437.3**	382.0
		437.3	382.0
Current assets			
Debtors (including $3,573.9m (31 October 2018: $6,514.2m due after more than one year))	IX	**4,576.9**	7,625.0
Cash at bank and in hand		**14.7**	1.0
		4,591.6	7,626.0
Creditors: amounts falling due within one year	X	**(63.9)**	(266.4)
Net current assets		**4,527.7**	7,359.6
Total assets less current liabilities		**4,965.0**	7,741.6
Capital and reserves			
Called up share capital	XII	**47.2**	65.8
Share premium account	XII	**44.0**	41.0
Capital redemption reserve		**2,485.0**	666.3
Merger reserve		**1,766.9**	3,751.5
Retained earnings		**621.9**	3,217.0
Total equity		**4,965.0**	7,741.6

The loss for the 12 months ended 31 October 2019 before dividends for the Company was $55.5m (18 months ended 31 October 2018: profit of $878.7m).

The Company financial statements on pages 236 to 248 were approved by the board of directors on 3 February 2020 and were signed on its behalf by:

Stephen Murdoch
Chief Executive Officer

Brian McArthur-Muscroft
Chief Financial Officer

Registered number: 5134647

The accompanying notes form part of the financial statements.

COMPANY STATEMENT OF CHANGES IN EQUITY
For the 12 months ended 31 October 2019

	Note	Called up share capital $m	Share premium account $m	Retained earnings $m	Merger reserves[2] $m	Capital redemption reserves[1] $m	Total equity $m
Balance as at 1 May 2017		39.7	192.1	717.9	365.2	163.4	1,478.3
Profit for the period		–	–	878.7	–	–	878.7
Other comprehensive income for the period		–	–	–	–	–	–
Total comprehensive income for the period		–	–	878.7	–	–	878.7
Transaction with owners:							
Dividends	V	–	–	(542.2)	–	–	(542.2)
Issue of share capital		0.2	5.6	–	–	–	5.8
Movement in relation to share options:							
– Value of subsidiary employee services	VIII	–	–	53.5	–	–	53.5
– Value of services provided	VI	–	–	25.0	–	–	25.0
Acquisitions:							
Shares issued to acquire HPE Software business	XII	28.8	–	–	6,485.4	–	6,514.2
Share reorganisation and buyback:							
Return of Value – share consolidation		(2.9)	–	–	–	2.9	–
Issue and redemption of B shares[1]	XII	–	(156.7)	(500.0)	(343.3)	500.0	(500.0)
Share buy-back	XII	–	–	(171.7)	–	–	(171.7)
Reallocation of merger reserve[3]	XII	–	–	2,755.8	(2,755.8)	–	–
Total changes in equity		26.1	(151.1)	2,499.1	3,386.3	502.9	6,263.3
Balance as at 31 October 2018		65.8	41.0	3,217.0	3,751.5	666.3	7,741.6
Loss for the period		**–**	**–**	**(55.5)**	**–**	**–**	**(55.5)**
Other comprehensive income for the period		**–**	**–**	**–**	**–**	**–**	**–**
Total comprehensive income for the period		**–**	**–**	**(55.5)**	**–**	**–**	**(55.5)**
Transaction with owners:							
Dividends	V	**–**	**–**	**(439.2)**	**–**	**–**	**(439.2)**
Issue of share capital		**0.1**	**3.0**	**(3.8)**	**–**	**–**	**(0.7)**
Movement in relation to share options:							
– Value of subsidiary employee services	VIII	**–**	**–**	**55.3**	**–**	**–**	**55.3**
– Value of services provided	VI	**–**	**–**	**9.2**	**–**	**–**	**9.2**
Share reorganisation and buyback:							
Return of Value – share consolidation		**(18.7)**	**–**	**–**	**–**	**18.7**	**–**
Return of Value – expenses		**–**	**–**	**(1.0)**	**–**	**–**	**(1.0)**
Issue and redemption of B shares[1]	XII	**–**	**–**	**(1,800.0)**	**(1,800.0)**	**1,800.0**	**(1,800.0)**
Share buy-back	XII	**–**	**–**	**(544.7)**	**–**	**–**	**(544.7)**
Reallocation of merger reserve[3]	XII	**–**	**–**	**184.6**	**(184.6)**	**–**	**–**
Total changes in equity		**(18.6)**	**3.0**	**(2,595.1)**	**(1,984.6)**	**1,818.7**	**(2,776.6)**
Balance as at 31 October 2019		**47.2**	**44.0**	**621.9**	**1,766.9**	**2,485.0**	**4,965.0**

1 On 29 April 2019, a Return of Value was made to shareholders amounting to $1,800.0m (£1,389.7m) in cash (335.89 pence per existing Ordinary Share and American Depositary Shares ("ADS") held at the Record Time of 6.00pm on 29 April 2019). The Return of Value was approved by shareholders on 29 April 2019. The Return of Value was effected through an issue and redemption of "B" shares and resulted in a $1,800.0m increase in capital redemption reserve and a $1,800.0m reduction in the merger reserve. 413,784,754 "B" shares were issued at 335.859391 pence each, resulting in a total $1,800.0m being credited to the "B" share liability account. Subsequently and on the same date, 413,784,754 "B" shares were redeemed at 335.859391 pence each and an amount of $500.0m was debited from the "B" share liability account. The Company entered into a forward exchange contract to protect the Company from any foreign exchange movement and the resulting payment to shareholders of $1,800.0m incurred net transaction costs of $1.0m. The Return of Value was accompanied by a 0.8296 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 pence, resulting in a transfer of $18.7m to the capital redemption reserve. The settlement date was 13 May 2019 for the Ordinary Shares.
On 31 August 2017 a Return of Value was made to shareholders amounting to $500.0m. The Return of Value was effected through an issue and redemption of "B" shares and resulted in a $500.0m increase in the capital redemption reserve, a $343.3m reduction in the merger reserve and a $156.7m reduction in share premium. 229,799,802 "B" shares were issued at 168 pence each, resulting in a total $500.0m being credited to the "B" share liability account. Subsequently and on the same date, 229,799,802 "B" shares were redeemed at 168 pence each and an amount of $500.0m was debited from the "B" share liability account. The Return of Value was accompanied by a 0.9263 share consolidation and the share consolidation resulted in the issue of D deferred shares which were subsequently bought back for 1 penny, resulting in a transfer of $2.9m to the capital redemption reserve.

2 On 20 November 2014, The Attachmate Group ("TAG") acquisition was completed. As a result of this a merger reserve was created of $1,372.7m. The acquisition of TAG was structured by way of a share for share exchange; this transaction fell within the provisions of section 612 of the Companies Act 2006 (merger relief) such that no share premium was recorded in respect of the shares issued. The Company chose to record its investment in TAG at fair value and therefore recorded a merger reserve equal to the value of the share premium which would have been recorded had section 612 of the Companies Act 2006 not been applicable (i.e. equal to the difference between the fair value of TAG and the aggregate nominal value of the shares issued). This merger reserve was initially considered unrealised on the basis it was represented by the investment in TAG, which is not considered to represent qualifying consideration (in accordance with Tech 02/17 (Guidance on the determination of realised profits and losses in the context of distributions under the Companies Act 2006)). Immediately following the acquisition of TAG, the Company's investment in TAG was transferred to another Group Company in exchange for an intercompany loan. On 1 September 2017, the Company completed the HPE Software business transaction, this was structured in a similar way to the TAG acquisition and created a merger reserve of $6,485.4m. During the period to 31 October 2018, the Company transferred the investment in the HPE Software business to a wholly owned subsidiary in exchange for an intercompany receivable of $6,803.2m. To the extent this loan is settled in qualifying consideration, the related proportion of the merger reserve is considered realised.

3 The merger reserve is an unrealised profit until it can be realised by the settlement of the intercompany loan by qualifying consideration. In the 18 months ended 31 October 2018, it was disclosed that $2,755.8m of the merger reserve would be settled in the period. However, as at 31 October 2019, only $2,540.4m of the balance was settled as the balance of $215.4m was not required for any Returns of Value to shareholders. However, the remaining amount of $215.4m and an additional $184.6m is expected to be settled in qualifying consideration during the year ended 31 October 2020 therefore has been transferred to retained earnings.

As at 31 October 2019 the value of distributable reserves was $455.5m (31 October 2018: $3,105.9m). The accompanying notes form part of the financial statements.

COMPANY STATEMENT OF CASH FLOWS
For the 12 months ended 31 October 2019

	Note	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
(Loss)/profit for the financial period		**(55.5)**	878.7
Adjustments for:			
Income from shares in Group undertakings		**–**	(920.0)
Net interest		**(10.1)**	(0.1)
Taxation		**–**	2.8
Share-based payment charge		**5.4**	22.8
Exchange movements		**0.7**	(9.8)
Changes in working capital:			
Decrease in amounts owed from Group undertakings		**3,048.8**	1,029.1
(Decrease)/increase in amounts owed to Group undertakings		**(195.1)**	162.2
Increase in other debtors		**(0.7)**	(1.5)
(Decrease)/increase in creditors		**(8.1)**	44.1
Net cash generated from operating activities		**2,785.4**	1,208.3
Cash flows from investing activities			
Interest received		**10.1**	0.1
Net cash generated from investing activities		**10.1**	0.1
Cash flows from financing activities			
Proceeds from issue of ordinary share capital		**3.1**	5.8
Return of Value paid to shareholders	XII	**(1,800.0)**	(500.0)
Return of Value expenses	XII	**(1.0)**	–
Treasury shares acquired	XII	**(544.7)**	(171.7)
Dividends paid to owners	V	**(439.2)**	(542.2)
Net cash used in financing activities		**(2,781.8)**	(1,208.1)
Effects of exchange rate changes		**–**	–
Net increase in cash and cash equivalents		**13.7**	0.3
Cash and cash equivalents at beginning of the year/period		**1.0**	0.7
Cash and cash equivalents at end of the year/period		**14.7**	1.0

There were no principal non-cash transaction in the 12 months ended 31 October 2019.

The principal non-cash transactions in the 18 months ended 31 October 2018 were the issuance of shares as purchase consideration for the HPE Software business acquisition (note 38 of the Group financial statements) and the subsequent disposal of the investment in the HPE Software business to another Group company in exchange for a Group intercompany loan.

The accompanying notes form part of the financial statements.

I Statement of compliance

The Company financial statements have been prepared in compliance with United Kingdom Accounting Standards, including Financial Reporting Standard 102, "The Financial Reporting Standard applicable in the United Kingdom and Republic of Ireland" ("FRS 102") and the Companies Act 2006.

II Summary of significant accounting policies

The basis of preparation and the principal accounting policies adopted in the preparation of the Company financial information are set out below. These policies have been applied consistently to all years presented. The Company has adopted FRS 102 in these financial statements.

A Basis of preparation

The Company financial statements have been prepared on a going concern basis under the historical cost convention and in accordance with the Companies Act 2006 and all applicable UK accounting standards. During the prior period, the Company changed its year-end from 30 April to 31 October and therefore it reported an 18-month period as at 31 October 2018.

The preparation of financial statements in conformity with FRS 102 requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note III.

B Going concern

The directors, having made enquiries, consider that the Company has adequate resources to continue in operational existence for the foreseeable future, and therefore it is appropriate to maintain the going concern basis in preparing the financial statements.

C Exemptions for qualifying entities under FRS 102

FRS 102 allows a qualifying entity certain disclosure exemptions. The Company has not taken advantage of any available exemption for qualifying entities.

D Foreign currency translation

The functional currency of the Company is US Dollars. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income.

E Employee benefits

a) Short-term benefits

Short-term benefits, including holiday pay and other similar non-monetary benefits, are recognised as an expense in the period in which the service is received.

b) Defined contribution pension plan

The Company operates a defined contribution plan for which it pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

c) Share-based payments

The Company operated various equity-settled share-based compensation plans during the period.

No expense is recognised in respect of share options granted before 7 November 2002 and vested before 1 January 2005. For shares or share options granted after 7 November 2002 and vested after 1 January 2005 the fair value of the employee services received in exchange for the grant of the shares or options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares or options granted. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the profit and loss account and a corresponding adjustment to equity over the remaining vesting period.

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity in the Company financial statements.

The social security contributions payable in connection with the grant of the share options is considered an integral part of the grant itself and the charge is treated as a cash-settled transaction.

II Summary of significant accounting policies continued

The shares are recognised when the options are exercised and the proceeds received allocated between called up share capital and share premium account.

F Taxation

Corporation tax is payable on taxable profits at amounts expected to be paid, or recovered, under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is recognised to take account of timing differences between the treatment of transactions for financial reporting purposes and their treatment for tax purposes. A deferred tax asset is only recognised when it is probable that there will be a suitable taxable profit from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date. Deferred tax is measured on a non-discounted basis.

G Investments in subsidiaries

Investments in subsidiaries are held at cost less any accumulated impairment losses. Costs incurred relating to acquisition of subsidiaries, yet to be completed, are included within prepayments. Upon completion, these costs are transferred to investments in subsidiaries.

H Financial instruments

The Company has chosen to adopt Sections 11 and 12 of FRS 102 in respect of financial instruments.

a) Financial assets

Basic financial instruments, including cash at bank and in hand and amounts owed by Group undertakings, are initially recognised at transaction price, unless the arrangement constitutes a financing transaction, where the transaction is measured at the present value of the future receipts discounted at a market rate of interest. Such assets are subsequently carried at amortised cost using the effective interest rate method.

At the end of each reporting period, financial assets measured at amortised cost are assessed for objective evidence of impairment. If an asset is impaired, the impairment loss, which is the difference between the carrying amount and the present value of the estimated cash flows discounted at the asset's original effective interest rate, is recognised in profit or loss.

Financial assets are derecognised when the contractual rights to the cash flows from the asset expire, are settled or substantially all the risks and rewards are transferred to another party.

b) Financial liabilities

Basic financial liabilities, including amounts owed to Group undertakings, are initially recognised at transaction price, unless the arrangement constitutes a financing transaction, where the transaction is measured at the present value of the future payments discounted at a market rate of interest. Such liabilities are subsequently carried at amortised cost using the effective interest rate method.

Financial liabilities are derecognised when the liability is extinguished, that is when the contractual obligation is discharged, cancelled or expires.

I Called up share capital, share premium and dividend distribution

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends are approved by the Company's shareholders. Interim dividends are recognised when paid.

J Related party transactions

The Company discloses transactions with related parties which are not wholly owned within the same group. It does not disclose transactions with members of the same group that are wholly owned.

III Critical accounting judgements and estimation uncertainty

The Company makes an estimate of the recoverable value of investments in subsidiaries and intercompany receivables. When assessing impairment of investments and intercompany receivables, management consider both internal and external indicators. If such an indicator exists, the Company makes an assessment of the recoverable amount. If the recoverable amount is less than the value of the investment or intercompany receivable, the asset is considered to be impaired and is written down to its recoverable amount. Details of the key assumptions used in calculating recoverable amount are included within note 10 of the Group financial statements. There have been no other critical judgements made in applying the Company's accounting policies.

IV Profit and recognised gains and losses attributable to the Company
As permitted by Section 408 of the Companies Act 2006, no separate statement of comprehensive income is presented in respect of the Company.

The loss for the 12 months ended 31 October 2019 for the Company was $55.5m, including dividends received of $nil (18 months to 31 October 2018: profit of $878.7m, including dividends received of $920.0m).

V Dividends

Equity – ordinary	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Final paid 58.33 cents (58.33 cents) per ordinary share	240.7	133.9
First Interim paid 58.33 cents (34.60 cents) per ordinary share	198.5	156.2
Second Interim paid nil cents (58.33 cents) per ordinary share	–	252.1
Total	439.2	542.2

The directors proposed a dividend in respect of the 12 months ended 31 October 2019 of 58.33 cents per share which will utilise approximately $194.5m of total equity. The directors have concluded that the Company has sufficient distributable reserves to pay the dividend. It has not been included as a liability in these financial statements as it has not yet been approved by shareholders.

VI Employees and directors
Staff costs for the Company during the 12 months to 31 October 2019:

	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Wages and salaries	2.9	7.4
Social security costs	(3.5)	(1.6)
Cost of employee share schemes	9.2	25.0
Total	8.6	30.8

The average monthly number of employees of the Company, including remunerated directors and non-executive directors, during the period was eight (2018: ten). Stephen Murdoch is remunerated by another Group company. For further information on the directors of the Company please refer to the Remuneration Report.

Key management personnel costs for the Company during the period
All the key management of the Company are directors and are therefore included in the Remuneration report.

VII Share-based payments
The Company has various equity-settled share-based compensation plans. These disclosures are in respect of the entity only, full share-based payment disclosures for the Group are included within note 33 of the Group financial statements.

a) Incentive Plan 2005
On 27 April 2005 the Remuneration committee approved the rules of the Incentive Plan 2005 ("LTIP") which permits the granting of share options to executive directors and senior management. The total number of options they receive is determined by the performance criteria set by the Remuneration committee over a three-year performance period.

Awards granted are subject to either Absolute Shareholder Returns ("ASR") over a three-year period, cumulative EPS growth or a combination of both. ASR is defined as the average closing share price over the period of five days ending on the day prior to the vesting date less the reference price plus the total of all dividends and cash distributions and any other measures as determined by the Remuneration committee between the award date and the vesting date. Where the cumulative EPS growth over a three-year period is at least equal to Retail Prices Index ("RPI") plus 3% per annum, 25% of awards will vest, with full vesting achieved when the cumulative EPS growth is RPI plus 9% per annum. Straight-line vesting will apply between these points. RPI is the general index of the UK retail prices index (for all items) published by the Office of National Statistics or any similar index replacing it. Where the award is subject to ASR, the resulting level of vesting will be reduced by 25% if the ASR is below 150 pence or increased by 50% if ASR is 300 pence or more.

VII Share-based payments continued

	12 months ended 31 October 2019		18 months ended 31 October 2018	
	Number of options '000	Weighted average exercise price pence	Number of options '000	Weighted average exercise price pence
Outstanding at 1 November/1 May	1,039	–	932	–
Granted	253	–	180	–
Exercised	(825)	–	–	–
Lapsed	(13)	–	(73)	–
Outstanding at 31 October	454	–	1,039	–
Exercisable at 31 October	106	–	825	–

The weighted average share price in the period for options at the date of exercise was £19.82 for the 12 months ended 31 October 2019. No options were exercised during the 18 months ended 31 October 2018.

The amount charged to the statement of comprehensive income in respect of the scheme was $0.5m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $4.1m). In addition to this $1.8m (18 months ended 31 October 2018: $1.5m charge) was credited to the statement of comprehensive income in respect of national insurance on these options in the 12 months ended 31 October 2019.

	31 October 2019			31 October 2018		
Range of exercise prices	Weighted average exercise price pence	Number of options '000	Weighted average remaining contractual life (years)	Weighted average exercise price pence	Number of options '000	Weighted average remaining contractual life (years)
£0.00	–	454	8.5	–	1,039	5.8
	–	454	8.5	–	1,039	5.8

The weighted average fair value of options granted during the 12 months ended 31 October 2019, as determined using the Black-Scholes valuation model, was £13.45 (18 months ended 31 October 2018: £19.66).

The significant inputs into the model were:

	12 months ended 31 October 2019	18 months ended 31 October 2018
Weighted average share price at the grant date	£15.95	£21.65
Expected volatility	48.91% – 49.10%	28.59% – 48.49%
Expected dividend yield	4.40% – 5.43%	2.91% – 5.63%
Expected option life	3 – 4 years	2.86 – 3 years
Annual risk-free interest rate	1.15% – 1.38%	1.00% – 1.60%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

VII Share-based payments continued

b) Additional Share Grants

	12 months ended 31 October 2019		18 months ended 31 October 2018	
	Number of options '000	Weighted average exercise price pence	Number of options '000	Weighted average exercise price pence
Outstanding at 1 November/1 May	3,400	–	1,624	–
Cancelled	–	–	(2,952)	–
Lapsed	(245)	–	–	–
Exercised	(1,624)	–	–	–
Granted	338	–	4,728	–
Outstanding at 31 October	1,869	–	3,400	–
Exercisable at 31 October	–	–	1,624	–

Additional Share Grants – The Attachmate Group ("TAG") acquisition

The Remuneration Committee awarded Additional Share Grants ("ASGs") to a number of Executives, critical to delivering the anticipated results of the acquisition of The Attachmate Group, which completed on 20 November 2014.

The ASGs were nil cost options over ordinary shares. The ASGs became exercisable, subject to the satisfaction of the performance condition, on the third anniversary of the date of Completion or 1 November 2017, whichever is earlier (the "vesting date") and will remain exercisable until the tenth anniversary of Completion.

The performance condition is that the percentage of ordinary shares subject to the ASG which may be acquired on exercise on or after the vesting date is as follows:

(i) 0% if the Shareholder Return Percentage (as defined below) is 50% or less;
(ii) 100% if the Shareholder Return Percentage is 100% or more; and
(iii) A percentage determined on a straight-line basis between (i) and (ii) above.

The "Shareholder Return Percentage" will be calculated by deducting 819.425 pence per share (the "Reference Price"), being the average of the 20 days before 3 June 2014 from the sum of the "Vesting Price" (calculated as the average closing share price over the period of 20 days ending on the day prior to the vesting date) plus the total of all dividends per share between Completion and the vesting date. This was divided by the Reference Price, multiplying the resulting figure by 100 to obtain the Shareholder Return Percentage.

These TAG ASG options vested in full. As at 31 October 2019, all of these options had been exercised.

Additional Share Grants – The HPE Software business acquisition

The Remuneration Committee awarded a number of Additional Share Grants ("ASGs") to a number of executives, critical to delivering the anticipated results of the acquisition of the HPE Software business, which completed on 1 September 2017.

The ASGs were nil cost options over ordinary shares. The ASGs became exercisable, subject to the satisfaction of the performance condition, on the third anniversary of the announcement date of 7 September 2016 (the "vesting date") and will remain exercisable for a period of 84 months commencing on the vesting date.

The performance condition is that the percentage of ordinary shares subject to the ASG which may be acquired on exercise on or after the vesting date is as follows:

(i) 0% if the Shareholder Return Percentage (as defined below) is 50% or less;
(ii) 100% if the Shareholder Return Percentage is 100% or more; and
(iii) A percentage determined on a straight-line basis between (i) and (ii) above.

The "Shareholder Return Percentage" will be calculated by deducting 1817.75 pence per share (the "Reference Price"), being the average of the 20 days before 1 August 2016 from the sum of the "Vesting Price" (calculated as the average closing share price over the period of 20 days ending on the day prior to the vesting date) plus the total of all dividends per share between the announcement date and the vesting date. This was be divided by the Reference Price, multiplying the resulting figure by 100 to obtain the Shareholder Return Percentage.

VII Share-based payments continued

Amendments made on 20 September 2019

On 20 September 2018, the Group announced that, following a review of existing Additional Share Grant ("ASG") awards, ASG awards made to executive directors on completion of the HPE Software business acquisition on 1 September 2017 were to be cancelled. New ASG awards were granted in order to align with the business plan to deliver value by October 2020 and focus executive directors on delivering significant value to shareholders over the three years from completion of the transaction. The Company believes that, in the light of the HPE Software business integration and the wider competitive environment evidenced by recent M&A activity in the software sector, the alignment of the vesting period to September 2020 was essential to provide an effective incentive over the period of the business plan.

The executive directors (Kevin Loosemore and Chris Kennedy) and those who were executive directors at the time of the existing award and remained in employment (Mike Phillips) agreed to surrender their existing ASG awards made on 1 September 2017 which were due to vest on 7 September 2019. In return, the Company made new ASG awards over ordinary shares in the Company as detailed below, which are due to vest on 1 September 2020 (being three years from the completion of the Transaction).

Director	Number of granted and cancelled nil cost share options over ordinary shares '000	Number of replacement nil cost options over ordinary shares '000
Kevin Loosemore	1,100	1,100
Chris Kennedy[1]	500	676
Mike Phillips	676	676
	2,276	2,452

1 The share options awarded to Chris Kennedy (all) and Mike Phillips (partial) lapsed as a result of their resignations and subsequent leaving employment.

The Total Shareholder Returns ("TSR") performance thresholds for the new awards were unchanged from the previous awards, save in respect of the period to vesting, and the number of new awards was equal to the number of previous awards which they replace, except for Chris Kennedy where increases of 176,000 awards respectively were made to align Chris' awards to those granted to his predecessor. The vesting date for the new ASG awards was 1 September 2020.

As new ASG's were been granted to replace the original ASG's that were cancelled, this was treated as a modification of the original ASG grant. Due to the performance conditions attached to them, the fair value for ASG's was determined using the Monte Carlo simulation method. The fair value of the original awards was determined at the modification date (20 Sept 2018), i.e. replacing the original fair values. The incremental fair value of the new awards over the original awards at the date of modification was recognised in addition to the grant date fair value. The original expense continued to be recognised over the original service period, the incremental expense was recognised over the remaining service period for the new awards, i.e. to 1 September 2020 rather than 7 September 2019.

Lapses in the 12 months ended 31 October 2019

In the 12 months ended 31 October 2019, 245,482 ASG's relating to the HPE Software business acquisition lapsed as a result of Mike Phillips leaving employment.

Additional Share Grants made in the 12 months ended 31 October 2019

In the 12 months ended 31 October 2019, 338,000 ASG's options were granted to Brian McArthur-Muscroft, the Chief Financial Officer. This ASG grant had a vesting date of 1 September 2020 with the same performance threshold as the amended grants issued on 20 September 2018.

The weighted average fair value of options granted during the period determined using the Monte-Carlo simulation model was £0.27 (18 months ended 31 October 2018: £4.16).

The significant inputs into the model were:

	12 months ended 31 October 2019	18 months ended 31 October 2018
Weighted average share price at the grant date	£12.98	£9.29
Expected volatility	30.00%	26.11%
Expected dividend yield	5.74%	3.20%
Expected option life	3 years	3 years
Annual risk-free interest rate	0.76%	2.08%

VII Share-based payments continued

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical daily share prices over the last three years.

The amount charged to the statement of comprehensive income in respect of the ASGs was $8.7m for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $20.9m). In addition to this $2.1m (18 months ended 31 October 2018: $0.9m credit) was credited to the statement of comprehensive income in respect of National Insurance on these share options in the 12 months ended 31 October 2019.

	31 October 2019			31 October 2018		
Range of exercise prices	Weighted average exercise price pence	Number of options '000	Weighted average remaining contractual life (years)	Weighted average exercise price pence	Number of options '000	Weighted average remaining contractual life (years)
£0.00	–	1,869	7.8	–	3,400	7.7
	–	1,869	7.8	–	3,400	7.7

c) Sharesave Plan

In August 2006, the Company introduced the Micro Focus Sharesave Plan 2006, approved by members on 25 July 2006. The Sharesave Plan ("Sharesave") is primarily for UK employees. The Sharesave provides for an annual award of options at a discount to the market price and are open to all eligible Group employees. Under this plan employees make monthly savings over a period of three years linked to the grant of an option over Micro Focus shares with an option price which can be at a discount of up to 20% of the market value of the shares on grant. The option grants are subject to employment conditions and continuous savings.

	12 months ended 31 October 2019		18 months ended 31 October 2018	
Sharesave	Number of options '000	Weighted average exercise price pence	Number of options '000	Weighted average exercise price pence
Outstanding at 1 November/1 May	–	–	–	–
Exercised	–	–	–	–
Granted	–	–	2	1,023p
Lapsed	–	–	(2)	1,023p
Outstanding at 31 October	–	–	–	–
Exercisable at 31 October	–	–	–	–

The amount charged to the statement of comprehensive income in respect of the Sharesave scheme was $nil for the 12 months ended 31 October 2019 (18 months ended 31 October 2018: $5,000).

VIII Investments

	$m
Cost and net book value:	
At 1 May 2017	328.6
Additions	6,567.6
Disposals	(6,514.2)
At 31 October 2018	382.0
At 1 November 2018	382.0
Additions	55.3
At 31 October 2019	**437.3**

The additions in the 12 months ended 31 October 2019 of $55.3m relate to capital contributions arising from share-based payments (31 October 2018: $53.4m).

During the 18 months ended 31 October 2018 there were also additions related to an investment in a subsidiary of the HPE Software business of $6,514.2m and disposals related to the sale of the investment in the HPE Software business to another Group company.

VIII Investments continued
The directors believe that the carrying value of investments is supported by their underlying net assets.

A full list of subsidiary undertakings, joint ventures and associates at 31 October 2019 is included in note 13 of the Group financial statements. Only Micro Focus Midco Holdings Limited is directly owned by the Company with all other subsidiaries being indirectly owned.

IX Debtors

	31 October 2019 $m	31 October 2018 $m
Amounts owed by Group undertakings	**4,571.7**	7,620.5
Prepayments and other debtors	**5.2**	4.5
Total	**4,576.9**	7,625.0

The amounts owed by Group undertakings are unsecured, interest free and repayable on demand. Of the amounts owed by Group undertakings, $3,573.9m (31 October 2018: $6,514.2m) relates to an intercompany loan note facility of up to $7,000.0m, that is anticipated to be repaid after more than one year.

X Creditors: amounts falling due within one year

	31 October 2019 $m	31 October 2018 $m
Amounts owed to Group undertakings	**0.2**	195.3
Other creditors including taxation and social security	**0.3**	0.2
Accruals	**63.4**	70.9
Total	**63.9**	266.4

The amounts owed to Group undertakings are unsecured, interest free and repayable on demand.

XI Financial instruments
The Company has the following financial instruments:

	31 October 2019 $m	31 October 2018 $m
Financial assets measured at amortised cost		
Amounts owed by Group undertakings	**4,571.7**	7,620.5
Total	**4,571.7**	7,620.5
Financial liabilities measured at amortised cost		
Amounts owed to Group undertakings	**0.2**	195.3
Accruals	**63.4**	70.9
Total	**64.6**	266.2

XII Called up share capital, share premium account and other reserves
Information on share capital is provided in note 29 of the Group financial statements. Information on share premium is provided in note 30 of the Group financial statements. Information on the capital redemption reserve is provided in note 31 of the Group financial statements. At 31 October 2019, 30,200,905 treasury shares were held (31 October 2018: 9,858,205).

In the 12 months ended 31 October 2019, an amount of $184.6m was transferred from the merger reserve to retained earnings. The merger reserve is an unrealised profit until it can be realised by the settlement of the intercompany loan by qualifying consideration. In the 18 months ended 31 October 2018, it was disclosed that $2,755.8m of the merger reserve would be settled in the period. However, as at 31 October 2019, only $2,540.4m of the balance was settled as the balance of $215.4m was not required for any Returns of Value to shareholders. However, the remaining $215.4m and an additional $184.6m is expected to be settled in qualifying consideration during the year ended 31 October 2020 (18 months ended 31 October 2018: $2,540.4m) and as such an equivalent proportion of the merger reserve is considered realised, in accordance with section 3.11(d) of Tech 02/17 and therefore has been transferred to retained earnings.

XIII Contingent liabilities
The Company has guaranteed certain contracts in the normal course of business and bank borrowings of its subsidiaries.

XIV Related party transactions
The Company has taken advantage of the exemption under FRS 102 paragraph 33.1A, from disclosing transactions with other wholly-owned members of the Group headed by Micro Focus International plc. There are no related party transactions or other external related parties.

XV Controlling party
The Company is the ultimate controlling party of the Micro Focus International plc Group.

Europe & Middle East

Austria – Linz
DonauCentre
Haupstrasse 4-10
Linz 4040
Austria
T: +43 70 33 66 94 0

Austria – Wien
Vienna Opera New
Business Centre
Kärntner Ring 5-7
7th Floor, Wien 1010
Austria
T: +43 120 609 1094

Belgium – Vilvoorde
Luchthaverlaan 27, Vilvoorde
1800 Belgium
T: +32 2 486 84 00

Bulgaria – Sofia
76A James Bourchier Blvd
Lozenetz Sofia 1407
Bulgaria
T: +359 2 400 5880

Bulgaria – Sofia
Business Park Sofia
Building 10
Alexander Malinov Blvd. 111
Sofia 1766
Bulgaria
T: +44 845 600 5228

Czech Republic – Prague
Za Brumlovkou, 5/1559
Prague -14000
Czech Republic
T: +420 220 410 540

Denmark – Ballerup
World Trade Center
Office 2.37, 2.38 & 2.39-1
Borupvang 3 2750 Ballerup
Denmark
T: +45 3525 6530

Finland – Espoo
Iso Omena Business
Centre, Puolikkotie 8, Espoo
02230 Helsinki,
Finland
T: +358 923 11 3422

France – Paris
Tour Carpe Diem (19th Floor)
32 Place Des Corolles
92400 Courbevoie
France
T: +33 15570 9484

Germany – Ahaus
Von-Braun-Strasse 38a
48683 Ahaus
Germany
T: +49 2561 30249 190

Germany – Boeblingen
Herrenberger Strasse 140
Boeblingen 71034
Germany
T: +49 6966308025

Germany – Dornach
Karl-Hammerschmidt-
Straße 36
Dornach-Aschheim 85609
Germany
T: +49 6966308025

Germany – Düsseldorf
Noerdlicher Zubringer 9-11
Düsseldorf 40470
Germany
T: +49 21 15 6310

Germany – Hanau
Donaustraße 16
Hanau D-63452
Germany
T: +49 0 6181 189 4771

Germany – Ismaning
Frauenhofer Strasse 7
Ismaning D-85737
Germany
T: +49 89 42094 0

Germany – Ratingen
Berliner Strasse 111
Ratingen 40880
Germany
T: +49 6966308025

Ireland – Dublin
Corrig Court Corrig Road
Sandyford Industrial Estate
Sandyford Dublin 18
Ireland
T: +353 1 605 8000

Ireland – Galway
First Floor Block A
Ballybrit Business Park
Ballybane Road
Galway H91 WP08
Ireland
T: +353 91 782600

Ireland – Shannon
Beech Park House
Beech Park Business Park
Smithstown
Shannon
Co Clare, V14 YR20 Ireland
T: +353 86 253 1396

Israel – Haifa
Matam Advanced
Technology Centre
Andrei Sakharov st: No 9
Building 23
HAIFA 31905 Israel
T: +972 4 855 1755

Israel – Tel Aviv
Building M2, M3 Shabazi
Street 19
Yehud, Tel Aviv 56100
Israel
T: +972 35 39 99 99

Italy – Milan
4th floor Viale Sarca 235
20126 Milan
Italy
T: +39 02 4527 9056

Italy – Rome
Via Achille Campanile 85
Roma
Italy
T: +39 02452 79056

Luxembourg – Luxembourg-Virtual office
20 Rue des Peupliers
Luxembourg
L-2328 Luxembourg
T: +44 845 600 5228

Northern Ireland – Belfast
Micro Focus House
2 East Bridge Street
Belfast BT1 3NQN
Ireland
T: +44 (0) 28 9026 0000

Norway – Oslo
Bjørvika, 7th Floor Dronning
Eufemias gt. 160191 Oslo
Norway
T: +47 23 89 79 80

Poland – Wrowclaw
Centrum Biurowe Globis
Powstańców Śląskich 7A
53-332 Wrocław
Poland
T: +44 845 600 5228

Portugal – Lisbon
Centro Empresarial Torres
de Lisboa
Rua Tomas De Fonseca
Torre G
1º Piso, Lisbon 1600-209
Portugal
T: +35 121 723 0630

Romania – Bucharest
3 George Constantinescu
Street, BOC Office Building
4 Floor, entrance B
2nd District, PC 020339
Romania
T: +44 845 600 5228

Romania – Cluj
Bd. 21 Decembrie 1989
No. 104
Cluj 4000124
Romania
T: +44 845 600 5228

Romania – Cluj
Bd. 21 Decembrie 1989
Blvd No. 77
Cluj 400604
Romania
T: +44 845 600 5228

Russia – Moscow
Leningradskoye Shosse, 16-A
Block 3, Moscow, 125171
Russia
T: +7 499 403 4900

Saudi Arabia – Riyadh
Nimr Al Nakheel Centre
Building A
1st floor, Imam Saud Bin
Abdulaziz Bin Muhammad
Road, Riyadh 11564
Saudi Arabia
T: +1 801 861 7000

South Africa – Johannesburg
Morningside Wedge Office
Park 255 Rivonia Road
Morningside, Sandton 2057
South Africa
T: +27 011 322 8300

Spain – Barcelona
Calle Pallars 192-205
Barcelona, 08005
Spain
T: +34 91 590 93 93

Spain – Leon
Julia Morros 1, Parque
Tecnologico de Leon
Leon 24009
Spain
T: +34 91 590 93 93

Spain – Madrid
Paseo de la Castellana 42, 5o
Madrid 28046
Spain
T: +34 91 781 5004

Spain – Madrid
Calle Jose Echegaray
8, Parque Emprosarial Alvia
Madrid
28230
Spain
T: +34 91590 9393

Sweden – Stockholm
Kronborgsgränd 1
164 46 Kista
Stockholm Sweden
T: +46 8 446 83 430

Switzerland – Dubendorf
Ueberlandstrasse 1
Dubendorf 8600
Switzerland
T: +41 44 200 4149

Switzerland – Geneva
Chemin Jean-Baptiste
Vandelle 3A
Lakeside Geneva Building
Versoix, CH-1290 Switzerland
T: +41 44 200 4149

The Netherlands – Rotterdam
Alexander Poort B
Marten Meesweg 99
Rotterdam 3068 AV
The Netherlands
T: +31 10 286 4444

The Netherlands – Utrecht
Van Deventerlaan 31-51
Utrecht 3528 AG Netherlands
T: +31 3080 82600

Turkey – Istanbul
Icerenkoy Mah. Umut Sokak
No: 10-12 Kat: 16, Atasehir
Istanbul 34752
Turkey
T: +90 216 570 1919

UK – Newbury Office – Company Headquarter
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN
T: +44 (0)1635 565 200

UK – Newbury – River Park
Units 1-4 Riverpark
Industrial Estate
Ampere Road
Newbury
Berkshire RG14 2DQ
United Kingdom
T: +44 (0)1635 233 100

UK – Bracknell
Ground Floor Cain Rd
Amen Corner
Binfield
Bracknell RG12 1HN
United Kingdom
T: +44 845 600 5228

UK – Cambridge
Cambridge Business Park
Milton Road
Cambridge CB4 0WZ
United Kingdom
T: +44 845 600 5228

UK – Erskine
Erskine Ferry Road
Erskine, Glasgow PA7 5PP
United Kingdom
T: +44 845 600 5228

UK – London
4th Floor, 88 Wood Street
London EC2V 7QT
United Kingdom
T: +44 845 600 5228

Ukraine – Kiev
13 Pimonenko Street
Building 6A/Office 61
Kiev 04050 Ukraine
T: +38 044 58 61282

UAE – Abu Dhabi
Al Hilal Bank Building,
Al Falah Street, Abu Dhabi
United Arab Emirates
T: +44 845 600 5228

UAE – Dubai
Shatha Tower
Dubai Media City
12th floor office
1204-1205, Dubai
United Arab Emirates
T: +44 845 600 5228

North America

US – Alpharetta Georgia
900 North Point Parkway
Alpharetta, GA 30005
USA
T: +1 877 686 9637

US – Bellingham – Washington
2925 Roeder Avenue
Suite 300
Bellingham, WA 98225
USA
T: +1 877 686 9637

US – Burlington – Massachusetts
30 Corporate Drive
Suite 130
Burlington, MA 01803-4252
USA
T: +1 978 341 5300

US – Cambridge – Massachusetts
150 Cambridge Park Drive
Suite 800 Cambridge
MA 02140
USA
T: +1 877 686 9637

US – Chicago – Illinois
401 North Michigan Avenue
Suite 1200 Chicago, IL 60611
USA
T: +1 877 686 9637

US – Costa Mesa – California
575 Anton Blvd Suite 510
Costa Mesa, CA. 92626
USA
T: +1 714 445 4000

US – Fort Collins, Colorado
3420 East Harmony Road
Building 5 Fort Collins CO
80528-9544
USA
T: +1 877 686 9637

US – Hillsboro, Oregon
2345 NW Amberbrook Drive
Suite 200 Hillsboro, OR 97006
USA
T: +1 877 686 9637

US – Houston – Texas
515 Post Oak Boulevard
Suite 1200 Houston, TX 77027
USA
T: +1 713 548 1700

US – Loveland – Ohio
424 Wards Corner Road
Suite 100 Loveland, OH 45140
USA
T: +1 513 965 8030

US – New York City – New York
One Penn Plaza, 36th Floor
New York City, NY 10119
USA
T: +1 877 686 9637

US – Pittsburgh – Pennsylvania
1 Allegheny Square Nova
Tower 1, Suite 205 Pittsburgh
PA 15222
USA
T: +1 877 686 9637

US – Plano – Texas
5400 Legacy Drive
Plano, TX 75024
USA
T: +1 877 686 9637

US – Pleasanton – California
6701 Koll Center Parkway
Suite 300 Pleasanton
CA 94566
USA
T: +1 877 686 9637

US – Provo – Utah
1800 South Novell Place
Provo, UT 84606
USA
T: +1 801 861 7000

US – Rockville – Maryland
One Irvington Center
700 King Farm Boulevard
Suite 125 Rockville MD
20850-5736
USA
T: +1 301 838 5000

US – Seattle – Washington
705 5th Avenue South
Suite 1100 Seattle, WA 98104
USA
T: +1 206 217 7500

US – South Euclid – Ohio
1415 Argonne Road
Suite B South Euclid
OH 44121-2920
USA
T: +1 877 686 9637

US – Santa Clara, California
4555 Great American Parkway
Suite 400 Santa Clara
CA 95054
USA
T: +1 877 686 9637

US – Troy – Michigan
50 W. Big Beaver Road
Suite 500 Troy MI 48084
USA
T: +1 248.824 1661

US – Vienna – Virginia
8609 Westwood Center Drive
Suite 700, Vienna, VA 22182
USA
T: +1 703 663 5500

Rest of the world

Australia – Canberra
Part Level 2, Equinox 4,
70 Kent Street
Deakin, ACT 2600
Australia
T: +1 800 784 389

Australia – Melbourne
Level 9, 330 Collins Street
Melbourne VIC 3000
Australia
T: +61 3 9825 2300

Australia – Sydney
Level 8, 76 Berry Street
North Sydney NSW 2060
Australia
T: +61 2 8281 3400

Brazil – Sao Paulo
Rua Joaquim Floriano
466-12 Andar Office
Corporate Sao Paulo
CEP 04534-002
Brazil
T: +5511 2165 8000

Canada – Montreal, Quebec
100 Boulevard Alexis-Nihon
Suite 310 Montreal, Quebec
H4M 2N7
Canada
T: +1 877 686 9637

Canada – Toronto
Brookfield Place 161 Bay
Street, 27th Floor Toronto
Ontario M5J 2S1
Canada
T: +1 877 686 9637

Canada – Ottawa
411 Legget Drive,
Suite 503 Ottawa, ON
K2K 3C9
Canada
T: +1 844 241 2163

China – Beijing
Building no1
8 Guangshun South
Street Chaoyang District,
Beijing 100102
China
T: +86 21 80383010

China – Chongqing
Room 209, Innovation Building
No. 5 Ke Yuan First Road
Jiulongpo District
Chongqing 400039
China
T: +86 21 80383010

China – Dalian
Room 301-A, No. 12 building
no 21 Software Park East road
Dalian 116023
China
T: +86 21 80383010

China – Hong Kong
The Henley Building
21st Floor, Queen's
Road Central
China
T: +852 2588 5288

China – Shanghai
Zhang Jiang Hi-Tech Zone
No. 799 Na Xian Road
Shanghai 201203
China
T: +86 21 80383010

Costa Rica – Heredia
Heredia Building 8 UltraPark
La Aurora
Heredia San Jose
Costa Rica
T: +1 877 686 9637

India – Bangalore
2, 6th & 7th Floor
Bagmane Tech Park-
Olympia Building
Olympia Bagmane Tech Park
Karnataka Bangalore 560093
India
T: +1 800 2004 012

India – Bangalore
3rd Floor, Sy no 1
Magnolia Building
Kundalahalli village KR Puram
Hobli Bangalore 560066
India
T: +1 800 204 012

India – Bangalore
'Laurel', Block 'A', 4th &
5th Floor & Block 'D' 65/2
Bagmane Tech Park
C.V. Raman Nagar
Byrasandra Post
Bangalore 560093 India
T: +91 80 4002 2300

India – Chennai
Hardy Tower
8th Floor, TRIL Info Park
Ramanujan IT SEZ Park
Chennai, Tamil Nadu
India
T: +1 800 2004 012

India – Gurgoan
Vatika City Point, 10th Floor
Mehrauli Gurgaon Road
Heritage City, Sector 25
Gurugram, Haryana 122002
India
T: +1 800 2004 012

India – Mumbai
7th floor, unit 705 Leela
business park Andheri (E)
Mumbai 400059
India
T: +91 22 6127 4180

Japan – Nagoya
25F Dai Nagoya Building
3-28-12 Meieki, Nakamura-ku
Aichi, Nagoya 450-6425
Japan
T: +0120 961 673

Japan – Osaka
Pacific Marks Nishi-Umeda 4F
2-6-20 Umeda Kita-ku
Osaka-fu, Osaka 530-0001
Japan
T: +0120 961 673

Japan – Tokyo
Midtown Tower 19th Floor
Unit 1902
9-7-1 Akasaka Minato-ku
Tokyo
107-6219 Japan
T: +81 03 4563 4000

Malaysia – Kuala Lumpur
Unit 32-01 Level 32 Tower B
The Vertical Corporate Towers
10, Bangsar
No. 8, Jalan Kerinchi
Kuala Lumpur 59200
Malaysia
T: +60 3 2786 3500

Mexico – Guadalajara
Anillo Perif. Sur Manuel Gómez
Morin 6751
Tlaquepaque, 45610
San Pedro Tlaquepaque Jal.
Mexico
T: +1 877 686 9637

Phillipines – Manila
2/F Two Worlds Square
Upper McKinley Road
McKinley Hill Cyberpark
Taguig, 1634 Metro Manila
Philippines
T: +1 800 1 855 0165

Puerto Rico – Aguadilla
Highway 110 N KM 5.1 Bldg 02
Aguadilla 00603
Puerto Rico
T: +1 877 686 9637

Singapore – Singapore
1 Harbour Front Place
#12-04/06
Harbour Front Tower 1
Singapore 098633
T: +65 6510 4200

South Korea – Seoul
15F, SK Securities Building
31 Gukjegeumyung-ro 8-gil
Seoul, 07332
South Korea
T: +1 800 784 389

Taiwan – Taipei
Room B, 26th Floor 216 Sec 2
Dunhua South Road Taipei
Taiwan 106
China
T: +886 223760000

Summarised Group consolidated statement of comprehensive income

	12 months ended 31 October 2019 $m	18 months ended 31 October 2018 $m
Continuing operations		
Revenue	**3,348.4**	4,754.4
Cost of sales	**(789.9)**	(1,302.7)
Gross profit	**2,558.5**	3,451.7
Selling and distribution costs	**(1,224.8)**	(1,764.2)
Research and development expenses	**(491.2)**	(680.8)
Administrative expenses	**(620.8)**	(629.9)
Operating profit	**221.7**	376.8
Finance costs	**(282.4)**	(350.4)
Finance income	**26.6**	7.7
(Loss)/profit before tax	**(34.1)**	34.1
Taxation	**16.0**	673.1
(Loss)/profit from continuing operations	**(18.1)**	707.2
Discontinued operations	**1,487.2**	76.9
Profit for the period	**1,469.1**	784.1
Continued operations		
Earnings per share		
Basic (cents)	**(4.87)**	181.91
Diluted (cents)	**(4.87)**	176.92
Discontinued operation		
Earnings per share		
Basic (cents)	**388.50**	19.79
Diluted (cents)	**384.35**	19.25

Summarised Group consolidated statement of financial position

	31 October 2019 $m	31 October 2018 $m
Non-current assets	**12,846.7**	13,720.5
Current assets	**1,448.1**	3,060.1
Current liabilities	**(1,802.0)**	(2,448.1)
Non-current liabilities	**(6,216.5)**	(6,540.5)
Total equity	**6,276.3**	7,792.0

Key dates for 2020 and beyond

Annual General Meeting	25 March 2020
Results announcements	
Interim results – six months ending 30 April 2020	July 2020
Final results – year ending 31 October 2020	January/ February 2021

Dividend payments	
Final dividend payable – year ended 31 October 2019	7 May 2020
Interim dividend payable – six months ending 30 April 2020	September/ October 2020
Final dividend payable – year ending 31 October 2020	May 2021

Managing your investment

Share dealing services

Shareview dealing is a telephone and internet service provided by Equiniti for holders whose investment is held as shares on our UK share register and provides a simple and convenient way of buying and selling Micro Focus International plc shares.

Log on to www.shareview.co.uk/dealing or call 0345 603 7037 between 8.30am and 4.30pm Monday to Friday, for more information about this service and for details of the rates and charges.

ShareGift

ShareGift is a charity share donation scheme for holders of shares in UK companies, administered by The Orr Mackintosh Foundation. It is especially well suited for those who may wish to dispose of a small number of shares, where the low value makes it uneconomical to sell on a commission basis.

Further information can be obtained at www.sharegift.org.uk or from Equiniti.

Investor enquiries

For investors who hold shares on our UK share register, Equiniti act as the Registrars to the Company. If you have any queries concerning your shareholding, or if any of your details change, please contact the Registrars:

Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA

Telephone: 0371 384 2734 or, from overseas, +44 121 433 7047
Textphone for shareholders with hearing difficulties:
0371 384 2255

Equiniti also offer a range of shareholder information online at www.shareview.co.uk.

For investors who hold American Depositary Receipts (ADRs) in respect of Company shares issued by Deutsche Bank, American Stock Transfer (AST) act as the US transfer agent. If you have any queries concerning your holdings of ADRs, or if any of your details change, please contact AST:

American Stock Transfer
Operations Centre
6201 15th Avenue
Brooklyn
NY 11219
USA

Telephone: 1 800 622 1573 (if calling from within USA)
or +1 201 806 4195 if calling from outside USA

Email: db@astfinancial.com

You can manage your ADR holding online at www.astfinancial.com

Be ScamSmart

Holders of shares in listed companies may sometimes receive unsolicited approaches, normally by phone, inviting them to undertake a transaction in shares they own. A common approach is to tell you that the price of the shares might be about to fall and offering to transfer your money into an alternative investment, perhaps re-investing in the shares later. These are usually fraudulent approaches, known as "boiler room" scams, and the FCA has found that the average investor who falls victim to these lost around £20,000, with the largest known loss being £6m.

If you don't know the source of the call, check the details against the FCA website and the FCA Warning List and, if you have any specific information, report it to the FCA using their Consumer Helpline or the Online Reporting Form.

If you have concerns, do not take any action and do not part with any money without being certain that:

- you fully understand the transaction;
- you know who you are dealing with and that they are registered with and authorised by the FCA; and
- you have consulted a financial adviser if you have any doubts.

Remember, if it sounds too good to be true, it almost certainly is. You run the risk of losing any money you part with.

For more information about boiler room scams and other investment-based fraud, please use the FCA resources below. If you are worried that you may already have been a victim of fraud, please report the facts immediately to Action Fraud, by phone or online:

FCA Consumer Helpline
0800 111 6768

Action Fraud Helpline
0300 123 2040

FCA ScamSmart
www.fca.org.uk/scamsmart

Action Fraud Website
www.actionfraud.police.uk

Directors
Kevin Loosemore
(Executive Chairman)

Stephen Murdoch
(Chief Executive Officer)

Brian McArthur-Muscroft
(Chief Financial Officer)

Karen Slatford
(Senior Independent non-executive director)

Richard Atkins
(Independent non-executive director)

Amanda Brown
(Independent non-executive director)

Silke Scheiber
(Independent non-executive director)

Lawton Fitt
(Independent non-executive director)

Company Secretary, Registered and Head Office
Jane Smithard
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN
United Kingdom

www.microfocus.com
Registered in England number 5134647

Legal advisors
Travers Smith LLP
10 Snow Hill
London EC1A 2AL
United Kingdom

Independent auditors
KPMG LLP
15 Canada Square
London
E14 5GL
United Kingdom

Registrars
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
United Kingdom
www.shareview.co.uk

Brokers
Numis Securities Limited
The London Stock Exchange Building
10 Paternoster Square
London EC4M 7LT
United Kingdom

Forward-looking statements

Certain statements contained in this Annual Report and Accounts, including those under the captions entitled Executive Chairman's statement, Chief Executive's Strategic review, Chief Financial Officer's report, Directors' report, Corporate governance report and Remuneration report constitute "forward-looking statements", including, without limitation, those regarding the Company's financial condition, business strategy, plans and objectives. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Such risks, uncertainties and other factors include, among others: the level of expenditure committed to development and deployment applications by organisations; the level of deployment-related revenue expected by the Company; the degree to which organisations adopt web-enabled services; the rate at which large organisations mitigate applications from the mainframe environment; the continued use and necessity of the mainframe for business critical applications; the degree of competition faced by Micro Focus; growth in the information technology services market; general economic and business conditions, particularly in the United States; changes in technology and competition; and the Company's ability to attract and retain qualified personnel. These forward-looking statements are made by the directors in good faith based on the information available to them at the time of their approval of this Annual Report. Except as required by the Financial Conduct Authority, or by law, the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

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Micro Focus International plc
The Lawn
22-30 Old Bath Road
Newbury
Berkshire RG14 1QN
United Kingdom

Tel: +44 (0) 1635 565200
Fax: +44 (0) 1635 33966
www.microfocus.com
Registered No. 5134647